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REGISTRANT'S NAME The Sage Group plc

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Benton ~~Road~~ Park Road
Newcastle upon ~~Tyk~~ Tyne NE7 7LZ
UK.

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DATE : 7/3/03

82-34736

sage



Serving over 2 million businesses worldwide

The Sage Group plc
Annual Report and Accounts 2000

Contents

Financial Highlights

For the year ended 30 September 2000


136.2
152.1
191.5
307.0
412.2
96 97 98 99 00
Turnover (£m)
30.1
37.6
47.6
74.3
108.7
96 97 98 99 00
Profit before tax (£m)
1.85
2.34
2.89
4.22
5.92
96 97 98 99 00
Earnings per share (pence)

Sage is the leading supplier of business management software and related products and services to the small to medium-sized business community.

The strength of our brand, the resilience of our reseller channel and the sheer scale of our customer base continue to provide us with significant competitive advantage. We remain committed both to seeking out new ways of managing our existing businesses better and continuing the international expansion of the Group through acquisition. In doing so, we will continue to drive growth of revenue, market share and profitability.

Increasingly, our customers are recognising that the Internet represents a significant opportunity for their businesses to find new customers, increase revenues, reduce costs and improve efficiencies. In response to this demand, we have developed a broad range of Internet products and services, from easy to use website and webshop creation tools to more sophisticated e-business solutions. We believe that over the long term the Internet provides Sage with significant opportunities for growth.

Chairman's and Chief Executive's Review

In a challenging year for our industry, Sage has continued to experience significant growth with turnover up 34%, operating profit up 40%, profit before taxation up 46% and earnings per share up 40%.

Market overview

Over the past few years our industry has benefited from sustained levels of growth in sales of new software as more and more small to medium-sized businesses (SMEs) have taken the decision to computerise their accounting systems. During the calendar year 1999, growth rates increased further in direct response to a very high level of demand for Y2K compliant products. This abnormally high level of demand had the effect of bringing forward upgrade decisions that otherwise would have been made later in the cycle. The direct consequence of this acceleration of demand into 1999 was a much more difficult trading environment in 2000, particularly for software sales.

During the year 2000, the entry level market benefited from the continuing emergence of new business start-ups. At the high end of the SME market, larger companies, having upgraded to Y2K solutions well before December 1999, started to re-invest in IT systems.

In the mid-market, however, market conditions were particularly challenging. Companies in this segment of the market tended to invest substantial sums in 1999, and in many cases 'borrowed' budgets from 2000.

Another factor affecting the market environment in 2000 has been the fact that our customers, in the post Y2K era, are taking longer to reach a decision on which software solution to buy.

Historically customers bought accounting and payroll software and perhaps some additional modules in order to computerise the basic processes within the business. But today things are more complicated.

Customers want to be confident, for example, that e-commerce and customer relationship management (CRM) applications will integrate seamlessly to their accounting systems, and they are keen to investigate the degree to which their accounting systems can scale as their businesses grow. They want to know the extent to which their systems can be customised to meet their particular needs, and whether or not their accounting systems support industry-specific vertical applications.

Furthermore, more people in the organisation want to have a say in the process. Sales, marketing, IT, HR, finance, manufacturing, logistics and planning all want to get involved and influence the eventual outcome. All this takes time, and is the main reason behind the fact that purchase cycles are longer than they have been in the past.

Sage in 2000

We were well positioned to respond to market conditions in 2000. Firstly, our broad portfolio of products and services is designed to meet the needs of all companies in the SME market ranging from entry level start-ups to larger companies with up to 1,000 employees.

Secondly, we have a well-established installed base business (selling upgrades, support contracts, business forms and training courses to our existing customers) which now accounts for 64% of revenue. By placing particular focus on selling our portfolio of products and services to our 2.5 million existing customers, we were able to sustain profitable growth despite the challenging market environment.

With regard to sales of new software, we felt the benefit of the strong Y2K effect in the first quarter of the financial year, but thereafter the trading environment underwent significant change.

As regards our installed base business, we made particular progress in selling support contracts to our existing customers with the result that the number of contracts increased to 779,000 (1999: 648,000) by the year end. Upgrade revenue benefited from a concerted effort to encourage our customers to upgrade to more powerful solutions, and this remains a focus of activity for the current year.

Primary vs installed base revenue (£m)


400
350
300
250
200
150
100
50
0
1999
2000

Installed base

Primary

Number of support contracts
At 30 September 2000



UK - 231,000

US - 263,000

France - 231,000

Germany - 54,000

The Internet

With regard to the Internet, we have consistently said that the naturally conservative nature of the SME community would lead to slower adoption of e-business products and services than might be the case with large multinationals. What has become clear over the past 12 months is that SMEs are beginning to recognise that the Internet presents significant opportunities to increase revenues, reduce costs and improve efficiencies.

In the long term, therefore, we expect customers to invest in our broad range of Internet products and services. In the short term, however, we expect SMEs to remain fairly cautious about investing significant sums in e-business products and services.

Our commitment to developing relevant e-business products and services for the SME market is as strong as ever and, despite the challenging market environment, we invested heavily during the year in the development, marketing and support of our e-business products and services. Research and development spend this year, virtually all of which was involved in one way or another in re-engineering our products for the web, was £39m. This investment, we believe, is to the long term benefit of the Group.

Acquisitions

During the past year we have made significant progress in reorganising our Sage Enterprise Solutions (formerly Tetra) and Peachtree businesses, the two major acquisitions of the previous financial year. As a result, both businesses have reported significantly improved results.

We acquired Best Software, Inc. in February 2000 and are pleased with the progress that has been made. Best is focusing on its market-leading fixed asset, payroll and human resources software products and performance to date is in line with expectations. We are placing particular emphasis on cross-selling these products into our existing large US customer base.

UK

In the UK, Sage Software Limited has shown robust growth. The strength of the Sage brand, the breadth of our product portfolio and the size of our reseller channel have enabled us to continue to distance ourselves from the competition. We have also expanded our portfolio of products targeted at the accountants' community. Accountants play an important role in recommending, and increasingly reselling, Sage products and we continue to focus our attention on strengthening our relationships with accountants in practice. Virtually all of the top 5,000 firms of accountants in the UK use one or more Sage products.

Recent product upgrades in the UK allow existing and new customers to engage in e-commerce activity directly from their desktop, bringing the benefits of connectivity without the need to restructure existing systems. The UK business has also released SiteCreator, the chargeable entry level website creation tool, WebTrader, our entry level e-commerce tool, as well as more sophisticated e-business products for larger companies. Customer reaction has been positive with over 70,000 businesses in the UK asking us to register domain names and reserve webspace in anticipation of establishing a web presence. Over 3,000 have built websites and approximately 400 of these have a trading presence.

We have made considerable progress with Sage Enterprise Solutions in its first full year in the Group. The business is now focused on serving the needs of SMEs with revenues of between £5m and £250m. Distribution is via the value added reseller channel which has been expanded significantly over the past year. Our product offering has also been simplified making it easier for customers requiring an enhanced solution to upgrade to the Sage Enterprise product suite.

UK revenue (£m)



140
120
100
80
60
40
20
0
1999
2000

Mainland Europe

Our focus for the year in Mainland Europe has been on developing a broader range of products and services, including e-business solutions, and on expanding our installed base business.

In France, our response to the difficult market conditions was to focus even more attention on our installed base activities, particularly support contracts which now number 231,000 (1999: 200,000). Installed base revenues have grown year on year by 29% and there are further opportunities to sell our broad range of installed base products and services into this customer base. One such opportunity comes with the recent launch of eCommerce 100 incorporating technology acquired as part of the Ubiquis acquisition in March 2000.

Despite the challenging environment, our market position in France remains strong. We are the market leader, with a powerful channel, strong brands, and a loyal customer base.

Our efforts in recent years have transformed our German business. A stable, improved reseller channel and a focus on selling additional products and services to our growing customer base have returned this business to profitability. We expect the performance of our German business to continue on this positive trend.

US

In the US, Ron Verni (formerly CEO of Peachtree) was appointed CEO of our US group of businesses. Following the acquisition of Best, we now have three substantial businesses in the US. Ron and his management team will focus their efforts on continuing to integrate the activities of our US businesses and on maximising the opportunities to cross-sell our various products and services to what is now a substantial installed base.

We have made significant progress at Peachtree in its first full year of ownership. Operating margins have improved to 14% (1999: 5%) as a result of a strong focus on installed base activities and a simplified product offering.

The trading environment in the mid-market in the US, as in France, was difficult, particularly in the second half. This had an impact on software revenue at Sage Software, Inc. which, in response, focused even greater attention on selling additional products and services to its installed base.

One of the most significant opportunities for our business in the US market is to encourage Peachtree customers who have outgrown their current accounting system to upgrade to Sage Software, Inc.'s MAS 90 product range. We are confident that Peachtree's customer base of more than 1 million customers will provide MAS 90 with a flow of significant upgrade revenue for many years to come.

Best is now focused on marketing its core fixed asset, payroll and HR software products through our expanded US value added reseller channel. Clearly there are significant opportunities to sell Best's range of speciality products to our substantial US customer base.

Future acquisition strategy

As a Group we remain keen to expand our presence through acquisition in both new and existing markets.

In Mainland Europe we are researching a number of key strategic markets in Western Europe and are also turning our attention to opportunities in Eastern Europe. In North America we are looking to acquire additional software companies as part of our long term strategy to consolidate our position in what is the largest market for accounting software in the world.

In the last few years we have also been concentrating our attention on smaller add-on acquisitions in existing markets. Integrating such acquisitions quickly and efficiently into the local operating company organisation structure, and improving the sales and marketing to the customer bases we acquire, has brought swift returns on our investment. It is our intention to continue to acquire smaller companies in those markets where we already have a strategic presence.

Mainland Europe revenue (£m)



100
80
60
40
20
0
1999
2000

US revenue (£m)



180
160
140
120
100
80
60
40
20
0
1999
2000

Margins on recent acquisitions (%)



25
20
15
10
5
0
Sage Software, Inc.
Tetra
2000
On acquisition

We believe that the improvements in margin we are able to generate in the companies we acquire is evidence of our ability to integrate acquisitions successfully.

People

On 31 March 2000 Aidan Hughes, Finance Director, resigned from the Board. The directors would like to thank Aidan for his contribution to the Group over the last 7 years. Paul Harrison joined the Board as Finance Director on 1 April 2000 having previously been Group Financial Controller.

We have made a number of other key appointments during the year. In addition to Ron Verni's appointment as CEO of our US businesses Peter Dewald joined Sage as CEO of our German business. Prior to joining Sage, Peter was CEO of Apple Germany.

Our 5,000 employees worldwide met the challenges of a demanding year and we would like to thank them for their considerable efforts.

Outlook

Our business has ever increasing geographical spread and scale. Our product portfolio continues to grow both by acquisition and through investment in e-business solutions. This provides further opportunities not only to attract new customers but also to apply our installed base marketing expertise to grow recurring revenue. We are well placed as market leader to continue to consolidate the SME business management software market, and our ability to add value to acquisitions is a further driver of profitable growth. The new year has started well for our entry level businesses, whilst in the mid-market some uncertainty still remains. Yet even in the mid-market lead generation is strong and the reseller channel reports high levels of new business activity.

Our installed base business goes from strength to strength, and we will be paying particular attention this year to the opportunity to encourage an increasing number of our customers to upgrade to more sophisticated solutions from Sage. In addition to this activity we have programmes in place to cross-sell all of our products and services to our ever increasing installed base of active and loyal customers.

The case studies set out on the following pages demonstrate how the Sage business model has been applied successfully to a number of our customers.

Despite the challenging market environment, the Board is confident about the prospects for the current year.

Michael Jackson
Chairman

Paul Walker
Chief Executive

Employees by territory
At 30 September 2000



UK - 1,424

US - 2,050

France - 1,085

Germany - 439


Company Oettinger Mobile Systems GmbH
Business Car conversions and accessories
Location Friedrichsdorf, Germany
Website www.oettinger-mobile.de

Growing our business

There comes a point in the life of any small business when it makes sense to automate the accounting process. With market leading positions in the UK, France, Germany and the US, Sage is well placed to help these businesses select their first accounting software package and get their new system up and running.

Our brand plays an important role in the decision making process, providing reassurance and helping businesses navigate their way through a bewildering array of products, platforms and vendors. Whether these customers buy their Sage software from a retail outlet, direct from Sage, via a value added reseller or over the Internet, they benefit from the same level of professional advice and support.



"An Audi TT converted by Oettinger pumps out 250 horse-power so, like us, our customers need to keep a firm hand on the wheel"

Oettinger is a young company that is going places fast. It specialises in high performance conversions, as well as state-of-the-art in-car entertainment and navigation systems for Audi and Volkswagen cars. Oettinger purchased Sage's PC Kaufmann accounting software in 1998 and has now installed it in both of its operations in Germany. As Matthias Esser, Oettinger's General Manager, says: "PC Kaufmann is an easy to use and cost-effective way of managing both of our businesses in parallel".

Every day 1,650 new customers gain better control of their businesses by starting to use a Sage accounting package

Company Davies & Son
Business Savile Row bespoke tailors
Website www.daviesandsonsavilerow.com
Location London, UK

"Davies and Son have supplied suits to 2 presidents, 4 kings and 7 crown princes from around the world"

Davies and Son have been providing bespoke tailoring since 1803 and boast a client list that ranges from Sir Robert Peel to Benny Goodman and from King George V to President Truman. The company replaced their manual accounting system with Sage Line 50 in 1997. Mark Broadfield is particularly enthusiastic about SageCover, Sage's comprehensive support package, commenting: "I've always found that I can get an answer one way or another".

Supporting our customers

For the 779,000 customers who have a support contract with Sage, it is reassuring to know that help is just a phone call away. At Sage, we don't regard support as an overhead, but as a core component of our product offering and an important revenue stream in its own right. We have over 1,100 highly trained support technicians around the world who are ready to provide expert help and advice to our customers, not only about their Sage software but also on general business and accounting issues.

For many of our customers, the helpful and friendly voice at the other end of the phone line is the embodiment of their relationship with Sage. And now, with the advent of the Internet we have extended and improved the support we give our customers with the provision of high quality on-line technical support services.

We regard support as a means of staying close to our customers, to ensure we understand their needs and to make certain that their suggestions and recommendations on how our products and services could be improved are built into the development process.

Every working day Sage technical support personnel handle 30,000 customer calls

Over 75,000 customers have registered to build their website or webshop with Sage

Helping our customers become e-businesses

Increasingly, our customers are recognising that the Internet represents a significant opportunity to find new customers, increase revenues, reduce costs and improve efficiencies. We have therefore developed a range of web applications to meet our customers' needs, from easy to use website and webshop creation tools to more sophisticated e-business solutions. But whatever the level of sophistication required, customers who choose to build their e-business applications with Sage benefit from seamless integration with their Sage accounting software.

For many companies, making the first steps towards becoming an e-business is a daunting prospect. Working with Sage gives our customers the reassurance that they have access to comprehensive e-business support and advice. We are also training our value added resellers to become e-business solution centres by equipping them with all the knowledge and skills they will require in order to offer customers appropriate e-business solutions.



"Every week, our clients use our web service to place orders for 20,000 meals, ensuring their employees don't go hungry"
Carod'As supplies meals to the employees of over 500 companies throughout France. The company has been using Sage Line 100 to manage its accounts for more than 5 years and recently decided to set up a web ordering service. The company's reseller recommended Sage's e-Commerce 100 solution, particularly as it would integrate seamlessly into their accounting software. According to Monsieur Boutet, e-Commerce 100 has transformed the business: "Using a PC with Internet access, our clients can check product availability and prices and place orders 24 hours a day, 7 days a week."
Name Jean-Paul Boutet
Company Carod'As
Business Contract catering
Location Paris, France
Website commerce.fr.sage.com/carodascoger

"Oregon Chai is available in 12,000 outlets in all 50 states of the USA, as well as in Canada, Japan and the UK"

Inspired by a visit to the Himalayas, Heather Howitt set up Oregon Chai in 1994 to sell a range of beverages based on a unique blend of tea, spices and milk. For the first few years, the company ran an off-the-shelf, single-user accounting package. But by 1997, with sales growing exponentially, Kurt Peterson, the company's VP of Finance, decided it was time to upgrade to a heavy duty, multi-user system. Working closely with their reseller, Bennett Porter, Oregon Chai selected MAS 200 and now uses the system to manage everything from manufacturing and distribution to invoicing. The company has recently added an e-commerce capability using Sage's e-Business Manager module.

Name **Kurt L Peterson**
Company **Oregon Chai**
Business **Tea-based beverages**
Location **Portland, Oregon, USA**
Website **www.oregonchai.com**

Sage has a worldwide network of 30,000 value added resellers

The strength of our channel

Sage offers a broad range of business management software, from entry level products to powerful solutions for larger enterprises. This means that as a customer's business grows, Sage can continue to support that customer, offering upgrades to more sophisticated solutions when appropriate.

As a customer's needs become more complex, the role of the value added reseller becomes increasingly important. Sage resellers work on site to evaluate the customer's needs, recommend the most appropriate Sage system, configure the system to meet the customer's specific requirements, assist with installation and provide training and after sales support. In this way, our customers are able to benefit from the best of both worlds: the peace of mind that comes from having the support of a global organisation, combined with the personalised services of a highly skilled, yet local, value added reseller.

Accountants in practice are an increasingly important market for Sage. Accountants are not only users of our software but they are also highly influential as recommenders of our software to their clients. More recently, accountants have started to become active in reselling Sage software to their clients.



Names **Loren and Carolyn Elliott**
Company **Fir View Trees 'n' Bees**
Business **Christmas trees and honeybees**
Location **Auburn, Washington State, USA**
Website **www.firview.com**

Building long term relationships with customers

At Sage the initial software sale is only the starting point in a long-term customer relationship. We offer training, support, business forms and regular software updates and upgrades to ensure that our customers maximise the use of their Sage accounting software.

We can also offer our customers a wide range of related products and services, including payroll, HR, forecasting and fixed asset management software, together with a growing suite of e-business solutions, all of which offer seamless integration into our accounting applications.

Marketing our broad range of products and services to our growing installed base of customers is a key element in the Sage business model, and explains why sales to existing customers now account for 64% of annual revenues.

"It takes 18 years to grow a Christmas tree, so we need to be pretty good at tracking customer trends"

Fir View Trees 'n' Bees was set up in 1972 by husband and wife team Loren and Carolyn Elliott. Beekeeping was added to the original "Choose and Cut" Christmas tree business in 1982. As the company grew, the Elliotts realised they needed an accounting software package to replace the spreadsheets they had previously been using. They started using Peachtree Complete Accounting in 1996 and have recently upgraded to version 8.

Sage now has more than 2 million registered customers worldwide

Directors and Advisors

Michael Jackson, 50

Non-executive Chairman.
A director of the Group since 1984.
Chairman of Elderstreet Investments Limited.



Paul Stobart, 43

Chief Operating Officer.
Joined the Group in 1996.



Paul Walker, 43

Chief Executive.
Joined the Group in 1984.



Paul Harrison, 36

Finance Director.
Joined the Group in 1997 and appointed to the Board in April 2000.

Graham Wylie, 41

Managing Director of UK operations. Co-founded the Group in 1981.



Kevin Howe, 51

Director. Joined the Group in 1991.





Guy Berruyer, 49

Managing Director of Mainland Europe operations. Joined the Group in 1997 and appointed to the Board in January 2000.



Lindsay Bury, 61

Non-executive Director since 1996. Chairman of South Staffordshire Group plc and Henderson Electric and General Investment Trust plc. A director of Roxboro plc and Servicepower Technologies plc.



John Constable, 64

Non-executive Director since 1996. Former Director General of the British Institute of Management. A director of the National Merchant Bank of Zimbabwe Limited. A trustee of the Pensions Trust and Chairman of the Harpur Trust.

Financial Advisors
Deutsche Bank
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Brokers
Deutsche Bank
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Brewin Dolphin
Securities Limited
Commercial Union House
39 Pilgrim Street
Newcastle upon Tyne
NE1 6RQ

Principal Bankers
Lloyds TSB Bank plc
162 Northumberland Street
Newcastle upon Tyne
NE1 7PR

Registered Auditors
PricewaterhouseCoopers
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Registrars
Northern Registrars Limited
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA

Solicitors
Allen & Overy
One New Change
London
EC4M 9QQ

Registered Office
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

The Sage Group plc
Registered Number:
2231246
www.sage.com

Financial Review

Overview

In the year ended 30 September 2000, turnover increased by 34% to £412.2m (1999: £307.0m). Operating profit rose by 40% to £111.9m (1999: £79.9m), reflecting an operating margin of 27%. Profit before taxation increased by 46% to £108.7m (1999: £74.3m) and basic earnings per share grew by 40% to 5.92p (1999: 4.22p).

These results include the contribution from businesses acquired during the year. The principal acquisitions in the year ended 30 September 2000, Best and Sesam, contributed £43.8m to turnover and £5.1m to operating profit. The impact of the year on year movement in exchange rates was to reduce turnover by £3.8m and operating profit by £1.2m. A conservative measure of organic growth can be calculated by adjusting for the effect of the timing of current and prior year acquisitions and by neutralising the impact of foreign exchange. On this basis, turnover growth was 10% and operating profit growth was 23%.

Revenue analysis

Revenue can be analysed between that which is attributable to the first time sale of software (referred to as primary revenue) as opposed to the sale of further products and services - principally support contracts, upgrades, training and business forms - to existing customers (referred to as installed base revenue). Primary revenue was 18% ahead of prior year whilst installed base revenue grew by 46%. Using the organic growth measure described above, these headline numbers reflect underlying primary revenue broadly level with the prior year whilst installed base revenue showed strong organic growth of 17%. This was achieved despite the favourable impact of substantial Y2K upgrade revenue on prior year results.

Geographical contributions

In the year ended 30 September 2000, the US contributed 44% of group turnover; the UK 32%; France 17% and Germany and Switzerland 7%.

Whilst the US continues to represent the largest market for Sage in revenue terms, the UK remains the most profitable business contributing 49% of operating profit (1999: 50%).

The principal UK business, Sage Software Limited, achieved 22% revenue growth whilst continuing to deliver strong margins. Sage Enterprise Solutions' margins grew from 8% to 22% year on year contributing to an overall improvement of UK margins from 40% to 42%.

Faced with tough market conditions the French business focused its efforts on installed base activities which resulted in an improved margin of 29% (1999: 27%) on total revenue of £71.5m.

Sage KHK in Germany returned to profit this year, achieving an operating margin of 10% (1999: 9% loss) on revenue of £22.2m (1999: £20.7m).

Primary vs installed base revenue (£m)
For the year ended 30 September 2000



120
100
80
60
40
20
0
UK
US
France
Germany
Installed base
Primary

Geographic analysis of operations
For the year ended 30 September 2000



Revenue
Operating profit
UK
US
France
Germany

US margins moved from 20% to 19%. This reduction reflects significant improvement at Peachtree acquired in February 1999, offset by Best's lower initial margin of 14% on turnover of £39.4m.

Overall group operating margins increased to 27% for the year (1999: 26%).

Taxation, attributable profits, dividends and earnings per share
A tax charge has been provided on 2000 profits at a rate of 32% (1999: 32%). This is higher than the standard rate of tax in the UK as profits earned outside the UK are taxed at higher rates.

Profit attributable to shareholders was £69.1m (1999: £46.2m), after providing for ordinary dividends of £4.9m (1999: £4.3m).

Total dividends comprise an interim payment of 0.130p per share, paid in June 2000; and 0.256p per share proposed as a final dividend. This makes a total for the year of 0.386p per share, an increase of 10% (1999: 0.351p).

Basic earnings per share covered the ordinary dividend 15 times, standing at 5.92p, up 40% on last year. All figures stated reflect the 9 for 1 bonus issue of shares approved by shareholders on 16 December 1999.

Cash flow, net debt and acquisitions
Cash generation continues to be strong across the Group with £105.0m of operating cash flow generated in the year. After interest, tax and dividends, this gave free cash flow of £63.5m.

The major acquisition in the year was Best, for a gross cash consideration of £284.4m including costs. This acquisition was financed through a vendor placing of 43,707,488 new ordinary shares, which raised £289.7m after costs. Ubiquis SA was acquired for a consideration of £20.6m satisfied by the issue of 2,529,847 new ordinary shares. Other acquisitions were completed in the period for a cash cost of £54.3m. Acquired businesses held £8.3m of cash and £31.5m of short term deposits upon acquisition. After net capital expenditure of £17.4m and other movements of £0.6m, net debt stood at £20.8m at 30 September 2000 (30 September 1999: £58.3m).

Treasury
Facilities and cash management
The Group has committed borrowing facilities totalling $143m (£97.3m) under a multi-currency revolving credit agreement and $60m (£41.0m) of senior notes issued to the US private placement market. At 30 September 2000 Euro 56.1m (£33.7m) and CHF 27.8m (£10.9m) had been drawn under the revolving credit facility leaving $77.1m (£52.7m) of unutilised debt funding. The Group's debt facilities have been used to finance

Operating margin (%)



50
40
30
20
10
0
-10
UK
US
France
Germany
2000
1999

Comparison of earnings and operating cash flow per share (pence)



10
9
8
7
6
5
4
3
2
1
operating cash flow per share
earnings per share
1996
1997
1998
1999
2000

acquisitions. Group cash balances are invested for appropriate periods with institutions with high credit ratings. No cash is invested within a jurisdiction that may restrict repatriation as a result of foreign exchange restrictions.

Hedging strategy

Whilst a substantial proportion of the Group's revenue and profit is earned outside the UK, subsidiaries generally only trade in their own currency. The Group is therefore not subject to any significant foreign exchange transaction exposure. The Group's principal exposure to foreign currency therefore lies in the translation of overseas profits into sterling. This exposure is hedged to the extent that these profits are offset by interest charges in the same currency, arising from the financing of the investment cost of overseas acquisitions by borrowings in the same currency.

Given the relatively low levels of net debt, borrowings, with the principal exception of the US private placement facility, are held under variable interest rates.

In light of the nature and level of the exposures identified above, the Group does not use any sophisticated financial instruments such as derivatives.

Paul Harrison
Finance Director

Directors' Report

The directors have pleasure in presenting their report and Group accounts for the year ended 30 September 2000.

Results and dividends
The trading results for the year, dividends paid and proposed, and the amount transferred to reserves are set out on page 26.

Principal activities
The Group's principal activities during the year continued to be the development, distribution and support of branded PC accounting and payroll software and related products for medium-sized and smaller businesses.

Review of business
The Group achieved a profit on ordinary activities before taxation of £108,748,000 on a turnover of £412,153,000. A review of operations of the Group during the year and an indication of future prospects are contained in the Chairman's and Chief Executive's Review on pages 2 to 5.

Research and development
The Group's activities in the field of research and development are discussed in the Chairman's and Chief Executive's Review on pages 2 to 5.

Employment policy
The Group continues to give full and fair consideration to applications for employment made by disabled persons, having regard to their respective aptitudes and abilities. The policy includes, where practicable, the continued employment of those who may become disabled during their employment. The Group has continued its policy of employee involvement by making information available to employees on matters of concern to them. Many employees are stakeholders in the business through participation in share option schemes.

Directors and their interests
A list of directors, and their interests in the ordinary share capital of the Company is given in note 6 to the accounts. No director had a material interest in any significant contract, other than a service contract, with the Company or any of its subsidiaries at any time during the year.

Substantial shareholdings
At 6 December 2000 the Board was aware of the following substantial shareholdings:

Janus Capital Corporation	3.43%

Apart from those listed above, the Board was not aware of any other member, other than one director, who had an interest of 3% or more in the share capital of the Company as at 6 December 2000.

Charitable contributions
During the year, the Group made various charitable contributions totalling £82,000 primarily to the Community Foundation of Tyne & Wear.

Creditor payment policy
Given the international nature of its operations the Group does not operate a standard code in respect of payments to suppliers. Subsidiary operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, including the terms of payment. It is the Group's policy that payments to suppliers are made promptly in accordance with these terms. Creditor days for the Group have been calculated at 40 days (1999: 58 days).

Economic and Monetary Union (EMU)
The Group's objective is for all relevant subsidiaries to be able to handle business in Euros when required. In many cases, necessary system upgrades were undertaken as part of the Year 2000 upgrade process.

Annual General Meeting
Notice of the thirteenth Annual General Meeting of The Sage Group plc to be held on 2 March 2001 is set out on page 53. A form of proxy is enclosed for the use of members who wish to use one. It should be returned so as to be with the Company's registrars no later than 11.00am

on Wednesday 28 February 2001. As well as the ordinary business of the meeting, resolutions will also be proposed to increase the Company's authorised share capital, to enable the directors to continue to use their existing power to allot unissued shares in the capital of the Company and to allot equity securities for cash up to an aggregate nominal amount of £633,992. This amount represents 5% of the issued ordinary share capital of the Company.

In accordance with the Company's Articles of Association, the directors retiring at the Annual General Meeting will be Mr M E W Jackson, Mr P L Stobart, Mr P A Walker and Mr A W G Wylie who, being eligible, will offer themselves for re-election. In addition, Mr P S Harrison, who was appointed to the Board on 1 April 2000, will submit himself for re-appointment in accordance with the Company's Articles of Association.

Mr P L Stobart, Mr P A Walker, Mr A W G Wylie and Mr P S Harrison each have a service contract with the Company terminable on 12 months notice. Mr M E W Jackson has no service contract.

Directors' responsibilities
The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit and loss for that period. It is also the directors' responsibility to maintain adequate accounting records for safeguarding assets of the Company and the Group and for preventing and detecting fraud and other irregularities.

The directors confirm that the financial statements have been prepared on the going concern basis and that suitable accounting policies, consistently applied, and supported by reasonable and prudent judgements, have been used in the preparation of the financial statements and that applicable accounting standards have been followed.

Auditors
A resolution to re-appoint PricewaterhouseCoopers will be put to members at the Annual General Meeting.

By Order of the Board

N Cooper
Secretary
6 December 2000

Corporate Governance Statement

The Company is committed to high standards of corporate governance. The Board is accountable to the Company's shareholders for good corporate governance. This statement describes how the principles of corporate governance are applied to the Company and the Company's compliance with the Code provisions set out in Section 1 of the Combined Code prepared by the Committee on Corporate Governance.

The Workings of the Board and its Committees
The Board
The Board currently comprises the non-executive Chairman, the Chief Executive, five other executive directors and two other independent non-executive directors. The roles of the Chairman and the Chief Executive are quite distinct from one another and are clearly defined. The directors' biographies appear on pages 16 and 17. These demonstrate that the directors have a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which is vital to the success of the Group.

The Board is responsible to shareholders for the proper management of the Group. Where it is considered appropriate, training will be made available to directors. A statement of the directors' responsibilities in respect of the accounts is set out on page 22.

The Board has an informal schedule of matters specifically reserved to it for decision. All directors have access to the advice and services of the Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Secretary ensures that the directors take independent professional advice as required. The appointment and removal of the Secretary is a matter for the Board as a whole.

The Board meets formally four times a year, reviewing trading performance, ensuring adequate funding, setting and monitoring strategy, examining major acquisition opportunities and reporting to shareholders. The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered. To enable the Board to discharge its duties, all directors receive appropriate and timely information. Briefing papers are distributed by the Secretary to all directors in advance of Board meetings.

The following committees deal with the specific aspects of the Group's affairs:

Remuneration and Succession Committee
The Group's Remuneration and Succession Committee is chaired by Mr L C N Bury, and its other members are the other non-executive directors, Mr M E W Jackson and Professor C J Constable. The Chief Executive attends meetings (except in relation to his own remuneration) but is not a member of the Committee. The Committee is responsible for making recommendations to the Board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The Committee determines the contract terms, remuneration and other benefits for each of the executive directors, including share options, performance related bonus schemes, pension rights and compensation payments. The Board itself determines the remuneration of the non-executive directors. Remuneration consultants advise the Committee.

Details of the Company's policies on directors' remuneration are given in the Remuneration and Succession Committee's Report on page 25.

The Committee is also responsible for proposing candidates for appointment to the Board, having regard to the balance and structure of the Board. In appropriate cases, recruitment consultants are used to assist in the process. All directors are subject to re-election at least every three years.

Audit Committee
The Audit Committee is chaired by Professor C J Constable, comprises all the non-executive directors, and meets at least twice a year. The Committee provides a forum for reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Group Finance Director, Mr P S Harrison and the Secretary.

The Audit Committee is responsible for reviewing half year and annual accounts before their submission to the Board. The Audit Committee advises the Board on the appointment of external auditors and on their remuneration both for audit and non-audit work, and discusses the nature, scope and results of the audit with external auditors. The Audit Committee keeps under review the cost effectiveness, the independence and objectivity of the external auditors. In addition, the appointment, remuneration and utilisation of internal audit resource is reviewed by the Audit Committee.

Relations with shareholders
Communication with shareholders is given high priority. The Chairman's and Chief Executive's Review on pages 2 to 5 includes a detailed review of the business and future developments. There is regular dialogue with institutional shareholders including presentations after the Company's preliminary announcement of the year end and announcement of the half year results. The annual reports, together with the Company's corporate announcements and other details are available from the Investor Relations channel on the Company's website at www.sage.com.

In addition, in recognition of the importance of the need to maintain an effective dialogue with shareholders, the Group has appointed Mr P Branston as Head of Investor Relations.

The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Details of resolutions to be proposed at the Annual General Meeting on 2 March 2001 can be found in the Notice of Meeting on page 53.

Internal financial control
The Board is responsible for establishing and maintaining the Group's system of internal financial control. Internal financial control systems are designed to meet the particular needs of the subsidiary concerned and the risks to which it is exposed, and by their nature can provide reasonable but not absolute assurance against material misstatement or loss. The key procedures which the directors have established with a view to providing effective internal financial control are as follows:

Management structure
The Board has overall responsibility for the Group. Each executive director has been given responsibility for specific aspects of the Group's affairs. A clearly defined organisational structure exists within which individual responsibilities are identified and can be monitored.

Quality and integrity of personnel
The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses. High quality personnel are seen as an essential part of the control environment.

Identification of business risks
The Board is responsible for identifying the major business risks faced by the Group and for determining the appropriate course of action to manage those risks.

Budgetary process
A comprehensive budgeting system is in place, with annual budgets of all operating subsidiaries being approved by respective subsidiary Boards and overall budgets by the Group Board.

Management information systems provide the directors with relevant and timely information required to monitor financial performance.

Internal audit
The Group utilises internal audit resource supplied by KPMG to review compliance with procedures and assess the integrity of the financial control environment.

Investment appraisal
Budgetary approval and defined authorisation levels regulate capital expenditure. Proposals for research and development programmes are considered by the Board as part of the budgetary process.

Review of operating companies
An annual review procedure is carried out by each of the operating companies of their internal financial controls, with reports of their findings being made to the Audit Committee.

Audit Committee
The Audit Committee considers the implications of any control issues raised by the internal and external auditors, and reports its findings to the Board.

The Audit Committee has reviewed the effectiveness of the system of internal financial control as it operated during the year and reported its conclusions to the Board.

Going concern
The following statement has been included in accordance with the Listing Rules: Based on normal business planning and control procedures, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the accounts.

Statement by the directors on compliance with the provisions of the Combined Code
The Company has been in full compliance with the provisions set out in Section 1 of the Combined Code throughout the year with the exception of provisions A.1.2 and A.2.1, being the existence of a formal schedule of matters specifically reserved for the Board, and a senior independent non-executive director. Given that there is a non-executive chairman, it is believed that identifying a separate senior independent director is not necessary.

The Combined Code requires directors to review the effectiveness of all internal controls and the Turnbull report provided guidance for the execution of this review. The directors have established procedures to implement this guidance, full compliance with which was required from 1 October 2000. As permitted by the Financial Services Authority, the Company reports in the intervening period on the review of internal financial controls only, in accordance with the guidance issued by the Rutteman Working Group in December 1994.

Remuneration and Succession Committee's Report

Compliance
The constitution and operation of the Committee is in compliance with the principles of the Code of Best Practice issued by the Greenbury Committee now incorporated in Section A of Section 1 of the Combined Code annexed to the Listing Rules of the UK Listing Authority. The Committee also confirms that full consideration has been given to the best practice provisions set out in Section B of Section 1 of the Combined Code, in determining remuneration packages for directors.

Objectives
The main aim of the Committee is to attract, retain and motivate high calibre individuals with a competitive package of remuneration comprising basic salary, incentives and rewards which are linked to the overall performance of the Group but also recognise individual performance and responsibility. The following is intended as a summary of the remuneration packages and policies of the Company with regard to directors.

Remuneration policy
The objective is to attract, retain and motivate high calibre executives through pay arrangements which are competitive, but also in the best interests of shareholders. In addition to individual performance, reference is made to pay levels in companies of similar size and to suggestions by appropriate external remuneration consultants. Non-pensionable bonuses are paid to executive directors based upon their attainment of targets determined by the Remuneration and Succession Committee. Details of directors' emoluments are given in note 6 to the accounts.

Share options
The Group operates three share option schemes. Details of options are given in note 17 to the accounts. The executive directors are responsible for supervising the share option schemes in accordance with rules approved by shareholders in general meeting. Under the provisions of the executive share option schemes, directors, managers and employees who are judged to have made a significant contribution to the Group's development to date, and are considered to be likely to continue to provide an exceptional and continuing contribution to the realisation of strategic goals in the future, are granted share options in the Company. Details of the share options held by the directors are shown in note 6 to the accounts.

On 16 December 1999 a new executive share option scheme was approved by shareholders. The rules of the new scheme provide that no more than 7½ per cent of issued ordinary share capital in the Company may be made available for issue under any discretionary share scheme in any 10 year period. In addition, the rules contain a "3 per cent in 3 year" limit, under which no more than 3 per cent of the issued share capital may be made available for issue under discretionary options in any 3 year period. These limits were considered appropriate given the relatively limited number of shares issued over recent years to finance the growth of the business and the increased need to offer share options to retain key employees in all the Group's geographic markets.

Directors' service contracts
There are no contracts of service under which directors are employed other than contracts expiring, or terminable, within one year and without payment of compensation.

Directors' remuneration
Information on the remuneration of the directors is shown in note 6 to the accounts.

L C N Bury
Chairman of the Remuneration and Succession Committee
6 December 2000

Consolidated Profit and Loss Account

For the year ended 30 September 2000

	Note	Continuing operations £000	Acquisitions £000	2000 Total £000	1999 Total £000
Turnover	2	368,370	43,783	412,153	307,041
Cost of sales		(34,379)	(8,687)	(43,066)	(32,393)
Gross profit		333,991	35,096	369,087	274,648
Selling and administrative expenses		(227,206)	(29,999)	(257,205)	(194,710)
Operating profit	2,3	106,785	5,097	111,882	79,938
Interest receivable				3,139	2,195
Interest payable and similar charges	4			(6,273)	(7,820)
Profit on ordinary activities before taxation				108,748	74,313
Taxation on profit on ordinary activities	7			(34,799)	(23,780)
Profit on ordinary activities after taxation				73,949	50,533
Equity minority interest	25			71	(74)
Profit for the financial year				74,020	50,459
Equity dividends	8			(4,898)	(4,280)
Amount transferred to reserves	17(b)			69,122	46,179
Earnings per share (pence) – basic	23			5.92p	4.22p
Earnings per share (pence) – diluted	23			5.82p	4.17p
Dividend per share (pence)	8			0.386p	0.351p

There is no material difference between profits and losses as reported above and historical cost profits and losses in either the current or comparative year.

Consolidated Balance Sheet

As at 30 September 2000

	Note	2000 £000	1999 £000
Fixed assets			
Intangible assets	9	**540,422**	186,319
Tangible assets	10	**46,504**	36,728
		586,926	223,047
Current assets			
Stocks	12	**2,489**	2,254
Debtors	13	**85,369**	54,214
Cash at bank and in hand	24(b)	**66,417**	31,589
		154,275	88,057
Creditors: amounts falling due within one year	14	**(110,178)**	(85,620)
Net current assets		**44,097**	2,437
Total assets less current liabilities		**631,023**	225,484
Creditors: amounts falling due after more than one year	15	**(78,472)**	(86,947)
Deferred income		**(98,066)**	(63,194)
Equity minority interest	25	**(94)**	(165)
		454,391	75,178
Capital and reserves			
Called up equity share capital	17(a)	**12,680**	1,219
Share premium account	17(b)	**432,690**	152,297
Merger reserve	17(b)	**61,111**	40,545
Profit and loss account	17(b)	**(52,090)**	(118,883)
Equity shareholders' funds		**454,391**	75,178

Company Balance Sheet

As at 30 September 2000

	Note	2000 £000	1999 £000
Fixed assets			
Investments	11	**432,363**	250,509
Current assets			
Debtors	13	**323,190**	147,690
Cash at bank and in hand		**20,560**	4
		343,750	147,694
Creditors: amounts falling due within one year	14	**(66,869)**	(35,726)
Net current assets		**276,881**	111,968
Total assets less current liabilities		**709,244**	362,477
Creditors: amounts falling due after more than one year	15	**(77,143)**	(80,276)
		632,101	282,201
Capital and reserves			
Called up equity share capital	17(a)	**12,680**	1,219
Share premium account	17(b)	**432,690**	152,297
Merger reserve	17(b)	**61,111**	40,545
Profit and loss account	17(b)	**125,620**	88,140
Equity shareholders' funds		**632,101**	282,201

The financial statements on pages 26 to 51 were approved by the Board of Directors on 6 December 2000 and are signed on their behalf by:

P A Walker
Director

P S Harrison
Director

Consolidated Cash Flow Statement

For the year ended 30 September 2000

	Note	2000 £000	1999 £000
Net cash inflow from operating activities	24(a)	104,998	110,897
Returns on investments and servicing of finance			
Interest received		3,029	2,195
Interest paid		(5,531)	(7,571)
Issue cost of loans		–	(384)
Interest element of finance lease rental payments		(261)	(529)
Net cash outflow from returns on investments and servicing of finance		(2,763)	(6,289)
Taxation			
Corporation tax paid		(34,266)	(17,509)
Capital expenditure			
Payments to acquire tangible fixed assets	10	(17,786)	(10,413)
Receipts from sales of tangible fixed assets		389	312
Net cash outflow from capital expenditure		(17,397)	(10,101)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration – current year acquisitions	18(e)	(329,756)	(134,144)
– prior year acquisitions		(672)	(835)
Net cash outflow from acquisitions and disposals		(330,428)	(134,979)
Equity dividends paid		(4,490)	(3,898)
Cash outflow before financing and management of liquid resources		(284,346)	(61,879)
Management of liquid resources			
Decrease/(increase) in short term deposits	24(e)	29,785	(7,948)
Financing			
Shares issued	24(c)	298,450	67,406
Share issue costs	24(c)	(7,614)	(703)
Movement in loan funding	24(c)	2,464	(8,350)
Repayment of capital element of finance leases	24(c)	(5,271)	(417)
Net cash inflow from financing		288,029	57,936
Increase/(decrease) in cash in the year	24(b)	33,468	(11,891)

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 30 September 2000

	2000 £000	1999 £000
Profit for the financial year	**74,020**	50,459
Translation of foreign currency net investments and related borrowings	**(2,963)**	(1,034)
Total recognised gains and losses relating to the year	**71,057**	49,425

Reconciliation of Movements in Equity Shareholders' Funds

For the year ended 30 September 2000

	2000 £000	1999 £000
Profit for the financial year	**74,020**	50,459
Dividends	**(4,898)**	(4,280)
Amount transferred to reserves	**69,122**	46,179
Translation of foreign currency net investments and related borrowings	**(2,963)**	(1,034)
Movement in goodwill on prior year acquisitions	**634**	2,264
Shares issued	**312,420**	107,528
Net increase in equity shareholders' funds	**379,213**	154,937
Opening equity shareholders' funds	**75,178**	(79,759)
Closing equity shareholders' funds	**454,391**	75,178

Notes to the Accounts

For the year ended 30 September 2000

1 Accounting policies

a Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. The true and fair override provisions of the Companies Act 1985 have been invoked as detailed in note (c) below.

b Basis of consolidation

The financial statements of the Group comprise the financial statements of the Company and its subsidiaries prepared to 30 September 2000. Subsidiaries acquired during the year are included in the Group financial statements using the acquisition method of accounting. Accordingly, the Group profit and loss account and statement of cash flows include the results and cash flows from the effective date of acquisition. The purchase consideration is allocated to assets and liabilities on the basis of fair value at the date of acquisition. No profit and loss account is presented for The Sage Group plc as permitted by Section 230 of the Companies Act 1985.

c Goodwill

Goodwill represents the excess fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. For acquisitions made on or after 1 October 1998 goodwill is capitalised as an intangible asset. Goodwill arising on acquisitions in the year ended 30 September 1998 and earlier periods was written off to reserves in accordance with the accounting standard then in force. If a subsidiary or business is subsequently sold or closed, any goodwill arising on consolidation that was written off directly to reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure. The directors are of the opinion that the goodwill on businesses capitalised has an indefinite economic life as it is an inseparable part of the value of businesses acquired, and should not therefore be amortised. The carrying value of goodwill will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required. The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. It is not possible to quantify the impact of not amortising goodwill on the results of the year because of its indefinite life.

d Revenue recognition

Turnover represents amounts invoiced to third parties after deducting credit notes, allowances, trading discounts and sales tax. Revenue from software sales is recognised upon shipment of the product and when there are no significant vendor obligations remaining and the collection of the resulting receivable is considered probable. In instances where a significant vendor obligation exists, the recognition of revenue relating to that obligation is delayed until the obligation has been satisfied. Support income is recognised over the term of the contract, revenue not recognised under this policy is classified as deferred income in the balance sheet. Other revenue is recognised when the product is shipped or service is provided.

e Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation on tangible fixed assets is provided for as follows:

Freehold buildings	– 50 years
Long leasehold land and buildings	– over period of lease
Plant and equipment	– 15%-33.3% per annum on reducing balance
Fixtures and fittings	– 15% per annum on reducing balance
Motor vehicles	– 25% per annum on reducing balance

In previous years the Group has stated that the useful economic lives of its freehold properties are so long and that they are maintained to such a high standard that, in most instances, the residual values would be sufficiently high to make any depreciation charge immaterial and thus no provision was made. FRS 15 (Tangible Fixed Assets) does not accept that subsequent expenditure on tangible fixed assets that maintains their performance negates or diminishes the need to charge depreciation. Consequently, the buildings element of freehold properties is now depreciated over the remaining useful economic lives, which do not exceed 50 years.

1 Accounting policies – continued

f Development costs and other intangible assets
All costs associated with the development of software are written off as incurred.

g Stocks
Stocks are stated at the lower of cost and net realisable value.

h Leasing
Where assets are acquired by finance leasing arrangements which give rights approximating to ownership the amount representing the purchase price of such assets is included in tangible fixed assets and the related obligations are included as creditors. The interest elements of the rental obligations are charged in the profit and loss account over the period of the lease and represent a constant proportion of the balance of capital repayments outstanding. All other leases are classified as operating leases and the annual rentals are charged to the profit and loss account as they fall due.

i Foreign currency translation
Foreign currency assets and liabilities are translated into sterling at rates of exchange ruling at the year end. Trading results are translated at the average rate prevailing during the relevant period. Differences arising on the re-translation of the net investments and the results for the year are taken directly to reserves together with differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against Group equity investments in foreign enterprises. All other exchange differences are dealt with in the profit and loss account.

j Deferred taxation
Provision is made for deferred taxation to the extent that there is a reasonable probability that a liability will arise in the foreseeable future.

k Pension schemes
The Group operates money purchase pension schemes for certain of its employees. The contributions are charged to the profit and loss account as they fall due.

2 Segment information

The directors consider there to be only one class of business being the development, distribution and support of branded PC accounting and payroll software and related products for medium-sized and smaller businesses. Therefore, only geographical segment information is given below. The geographical analysis of turnover by destination is as follows:

	2000 £000	1999 £000
United Kingdom[1]	**122,865**	92,371
Mainland Europe[2]	**104,330**	94,056
United States of America[3,4]	**173,820**	112,274
Rest of World	**11,138**	8,340
	412,153	307,041

Notes:
1 Comparative figures include post acquisition contribution of Tetra plc.
2 Includes post acquisition contribution of Softinc Ltd, trading as Sesam.
3 Includes post acquisition contribution of Best Software, Inc. (see note 18(a)).
4 Comparative figures include post acquisition contribution of Peachtree Software, Inc..

2 Segment information – continued

The geographical analysis of turnover, operating profit and net assets/(liabilities) by origin is as follows:

	2000 Turnover £000	2000 Operating profit £000	2000 Net assets/ (liabilities) £000	1999 Turnover £000	1999 Operating profit £000	1999 Net assets/ (liabilities)[6] £000
United Kingdom[1]	132,124	54,965	140,323	99,178	39,606	97,525
Mainland Europe[2]	98,092	22,628	29,735	94,273	17,968	(13,646)
United States of America[3,4]	181,937	34,289	335,554	113,590	22,364	74,256
	412,153	111,882	505,612	307,041	79,938	158,135
Unallocated net liabilities[5]	–	–	(51,221)	–	–	(82,957)
	412,153	111,882	454,391	307,041	79,938	75,178

Notes:

1 Comparative figures include post acquisition contribution of Tetra plc.
2 Includes post acquisition contribution of Softinc Ltd, trading as Sesam.
3 Includes post acquisition contribution of Best Software, Inc. (see note 18(a)).
4 Comparative figures include post acquisition contribution of Peachtree Software, Inc.
5 Unallocated net liabilities comprise net debt, taxation, dividends, deferred consideration and equity minority interest.
6 Comparative figures have been adjusted to reflect the allocation of goodwill to geographic segments.

3 Operating profit

Operating profit is stated after charging/(crediting):

	2000 £000	1999 £000
Staff costs (including directors' emoluments):		
– Wages and salaries	134,519	88,894
– Social security costs	21,281	15,789
– Other pension costs	3,030	2,202
Research and development expenditure (including staff costs)	38,867	29,858
Depreciation of tangible fixed assets:		
– Owned	8,880	6,783
– Leased	377	219
(Profit)/loss on sale of tangible fixed assets	(493)	991
Operating lease rentals:		
– Plant and machinery	1,437	1,365
– Land and buildings	10,843	5,588
Auditors' remuneration	440	322

Auditors' remuneration shown above includes £19,000 (1999: £17,000) in respect of the Company. Non-audit services supplied by the Company's auditors amounted to £450,000 (1999: £149,000).

4 Interest payable and similar charges

	2000 £000	1999 £000
Interest on borrowings	**6,012**	7,291
Finance lease charges	**261**	529
	6,273	7,820

5 Employees

The average monthly number of persons employed by the Group during the year was:

	2000 number	1999 number
United Kingdom	**1,401**	907
Mainland Europe	**1,533**	1,223
United States of America	**1,708**	998
	4,642	3,128

6 Directors

a The directors' interests in the ordinary shares of the Company are set out below:

	Ordinary shares At 30 September 2000	Ordinary shares At 30 September 1999 or date of appointment
G S Berruyer[1]	–	–
L C N Bury	**500,000**	500,000
C J Constable	**30,000**	30,000
P S Harrison[2]	–	–
K C Howe	**1,611,000**	1,611,000
M E W Jackson	**369,250**	409,250
P L Stobart	–	–
P A Walker	**8,504,650**	8,504,650
A W G Wylie	**118,271,970**	118,271,970
	129,286,870	129,326,870

Notes:
1 Appointed 1 January 2000.
2 Appointed 1 April 2000.
3 The above interests in the ordinary share capital of the Company are beneficial other than Mr A W G Wylie's holding which includes 38,500,000 (1999: 38,500,000) held by him as trustee in a non-beneficial capacity.
4 There have been no changes in the directors' holdings in the share capital of the Company between 30 September 2000 and 6 December 2000.
5 *On 16 December 1999 a 9 for 1 bonus issue of ordinary shares was approved by shareholders. All figures stated in note 6 reflect this bonus issue.*

6 Directors – continued

b Details of all outstanding options held under executive schemes are set out below:

Options	Exercise price	At 30 September 1999 number	Held upon appointment number	At 30 September 2000 number
G S Berruyer	81.1p	–	850,000	**850,000**
	136.0p	–	350,000	**350,000**
P S Harrison	81.1p	–	150,000	**150,000**
	136.0p	–	60,000	**60,000**
	721.0p	–	30,000	**30,000**
P L Stobart	43.2p	757,410	–	**757,410**
	81.1p	400,000	–	**400,000**
	136.0p	210,000	–	**210,000**
P A Walker	9.96p	2,500,000	–	**2,500,000**
	33.9p	1,560,000	–	**1,560,000**
	136.0p	440,000	–	**440,000**
A W G Wylie	136.0p	350,000	–	**350,000**
		6,217,410	1,440,000	**7,657,410**

Notes:
1 Exercise dates for these options are disclosed in note 17, as is relevant market price information.
2 In addition to the executive share options disclosed above, directors held options under savings related share option schemes at 30 September 2000 and 30 September 1999, or date of appointment, as follows: Mr P S Harrison held options over 12,030 shares at an exercise price of 64.8p exercisable from 1 February 2001 and 1,680 shares at an exercise price of 114.8p exercisable from 1 February 2002; Mr M E W Jackson held options over 30,090 shares at an exercise price of 64.8p exercisable from 1 February 2005; Mr P L Stobart held options over 15,040 shares at an exercise price of 64.8p exercisable from 1 February 2001.

c Directors' emoluments for the year ended 30 September 2000 were as follows:

	Salary and fees £000	Bonus £000	Benefits in kind[5] £000	Total 2000 £000	Total 1999 £000	Pension contributions[4] 2000 £000	Pension contributions 1999 £000
G S Berruyer[1]	127	57	2	**186**	–	**–**	–
L C N Bury	25	–	–	**25**	23	**–**	–
C J Constable	33	–	–	**33**	33	**–**	–
P S Harrison[2]	60	31	6	**97**	–	**9**	–
K C Howe	208	–	5	**213**	208	**8**	8
A J Hughes[3,6]	103	–	28	**131**	189	**16**	18
M E W Jackson	94	15	1	**110**	136	**16**	16
P L Stobart	230	115	15	**360**	331	**34**	30
P A Walker	288	202	16	**506**	515	**43**	38
A W G Wylie	230	138	20	**388**	339	**34**	30
	1,398	558	93	**2,049**	1,774	**160**	140

Notes:
1 From 1 January 2000.
2 From 1 April 2000.
3 To 31 March 2000.
4 Retirement benefits were accruing to seven directors (1999: six). All pension contributions accrued under money purchase schemes.
5 Benefits in kind include the provision of a company car, fuel, telephone and insurance.
6 Included in benefits in kind in respect of Mr A J Hughes is £16,000 (1999: £nil) payable upon his retirement being non-cash benefits comprising a motor vehicle.
7 The total emoluments of the highest paid director were £549,000 (1999: including gains on share options £6,649,000).

d Mr M E W Jackson

At 30 September 2000 and 30 September 1999 Mr M E W Jackson held options over 300,000 shares in the Company at an exercise price of 136.0p. These options were approved by shareholders on 16 December 1999.

7 Taxation on profit on ordinary activities

	2000 £000	1999 £000
UK corporation tax	**18,433**	12,106
Overseas corporation tax	**16,366**	11,674
	34,799	23,780

A discussion of the Group's tax charge can be found on page 19.

8 Equity dividends

	2000 £000	1999 £000
Interim paid 0.130p per share (1999: 0.118p)	**1,648**	1,438
Final proposed 0.256p per share (1999: 0.233p)	**3,250**	2,842
Total 0.386p (1999: 0.351p)	**4,898**	4,280

All figures stated reflect the 9 for 1 bonus issue of shares approved by shareholders on 16 December 1999.

9 Intangible fixed assets – goodwill

	£000
Cost and net book value	
At 1 October 1999	186,319
Acquisition of subsidiary undertakings	354,103
At 30 September 2000	**540,422**

In the opinion of the directors, goodwill capitalised has an indefinite economic life. Accordingly no amortisation has been provided.

10 Tangible fixed assets

	Freehold land and buildings £000	Long leasehold land and buildings £000	Plant and equipment £000	Fixtures and fittings £000	Motor vehicles £000	Total £000
Cost						
At 1 October 1999	16,592	765	33,578	9,883	1,843	62,661
Additions	75	23	14,112	2,748	828	17,786
Disposals	(3,301)	(51)	(2,821)	(769)	(405)	(7,347)
Acquisitions of subsidiary undertakings	–	–	8,607	2,384	331	11,322
Exchange movements	(192)	2	1,904	381	(18)	2,077
At 30 September 2000	**13,174**	**739**	**55,380**	**14,627**	**2,579**	**86,499**
Depreciation						
At 1 October 1999	–	424	18,545	6,208	756	25,933
Charge for the year	100	111	8,056	586	404	9,257
Disposals	–	(38)	(2,664)	(139)	(236)	(3,077)
Acquisitions of subsidiary undertakings	–	2	5,617	673	130	6,422
Exchange movements	–	(1)	1,291	181	(11)	1,460
At 30 September 2000	**100**	**498**	**30,845**	**7,509**	**1,043**	**39,995**
Net book value						
At 30 September 2000	**13,074**	**241**	**24,535**	**7,118**	**1,536**	**46,504**
At 30 September 1999	16,592	341	15,033	3,675	1,087	36,728

Included in the fixed assets above are assets purchased under finance leases, the cost, accumulated depreciation and net book values of which are as follows:

	Freehold land and buildings £000	Plant and equipment £000	Fixtures and fittings £000	Motor vehicles £000	Total £000
Cost					
At 30 September 2000	**–**	**1,811**	**348**	**40**	**2,199**
At 30 September 1999	3,493	1,987	371	75	5,926
Depreciation					
At 30 September 2000	**–**	**1,417**	**328**	**18**	**1,763**
At 30 September 1999	–	1,125	338	49	1,512
Net book value					
At 30 September 2000	**–**	**394**	**20**	**22**	**436**
At 30 September 1999	3,493	862	33	26	4,414

11 Investments

Equity interests in subsidiary undertakings are as follows:

	Company £000
Cost	
At 1 October 1999	250,805
Additions	277,995
Disposals - intra group	(96,141)
At 30 September 2000	**432,659**
Provision for diminution in value	
At 1 October 1999 and 30 September 2000	(296)
Net book value	
At 30 September 2000	**432,363**
At 30 September 1999	250,509

Principal trading subsidiary undertakings, included in the Group accounts at 30 September 2000, are shown below. All of these subsidiary undertakings are wholly owned and are engaged in the development, distribution and support of branded PC accounting and payroll software and related products for medium-sized and smaller businesses.

Company	Country of Incorporation
Sage Software Limited	England
Sage Enterprise Solutions Limited (formerly Tetra International Limited)[1]	England
Apex Software Systems Limited[1]	Ireland
Sage Software, Inc.[1]	US
Sage US Holdings, Inc.[1]	US
Peachtree Software, Inc.[1]	US
Best Software, Inc.[1]	US
Ciel SA[1]	France
Sage France[1]	France
Ubiquis SA[1]	France
Sage KHK Software Gmbh & Co KG[1]	Germany
Softinc Ltd (trading as Sesam)	Switzerland

Notes:
1 Shares held by subsidiary undertakings.
2 All investments are in ordinary share capital, with the exception of Sage KHK Software Gmbh & Co KG, which is a partnership in which two subsidiary undertakings are equity partners.
3 All companies operate in their country of incorporation.

12 Stocks

	2000 £000	1999 £000
Materials	**976**	978
Work in progress	**34**	42
Finished goods	**1,479**	1,234
	2,489	2,254

13 Debtors

		Group		Company
	2000 £000	1999 £000	2000 £000	1999 £000
Trade debtors	**62,913**	47,427	**–**	–
Amounts owed by Group undertakings	**–**	–	**322,801**	147,664
Other debtors	**7,701**	1,792	**160**	26
Prepayments	**7,809**	4,995	**–**	–
Taxation recoverable	**6,946**	–	**229**	–
	85,369	54,214	**323,190**	147,690

Amounts falling due in more than one year after the balance sheet date include the following: Other debtors £1,043,000 (1999: £996,000); Prepayments £nil (1999: £209,000).

14 Creditors: amounts falling due within one year

		Group		Company
	2000 £000	1999 £000	2000 £000	1999 £000
Current portion of loans (note 15(a))	**8,131**	-	**7,985**	–
Bank overdraft (note 24(b))	**402**	2,284	**–**	–
Current portion of finance lease obligations (note 15(b))	**199**	613	**–**	–
Trade creditors	**37,651**	36,114	**–**	–
Amounts owed to Group undertakings	**–**	–	**47,732**	29,445
Corporation tax	**17,537**	18,137	**–**	1,685
Other creditors, taxes and social security costs	**11,238**	9,817	**–**	–
Accruals	**15,271**	12,255	**619**	526
Deferred consideration on acquisitions and cost of share options assumed	**16,499**	3,558	**7,283**	1,228
Proposed dividend	**3,250**	2,842	**3,250**	2,842
	110,178	85,620	**66,869**	35,726

Included in the figures above is £28,565,000 (1999: £27,798,000) relating to taxation (including Corporation tax) and social security.

15 Creditors: amounts falling due after more than one year

	Group 2000 £000	Group 1999 £000	Company 2000 £000	Company 1999 £000
Loans	**78,395**	81,301	**77,143**	80,276
Finance lease obligations	**77**	5,646	**–**	–
	78,472	86,947	**77,143**	80,276

a Loans

	Group 2000 £000	Group 1999 £000	Company 2000 £000	Company 1999 £000
In one year or less	**8,131**	–	**7,985**	–
In more than one year but not more than two years	**8,205**	7,348	**8,057**	7,304
In more than two years but not more than five years	**69,542**	66,157	**69,086**	65,668
In more than five years	**648**	7,796	**–**	7,304
	86,526	81,301	**85,128**	80,276
Less: included in creditors falling due within one year (note 14)	**(8,131)**	–	**(7,985)**	–
	78,395	81,301	**77,143**	80,276

Included in loans above and in note 14 is £85,583,000 (1999: £81,014,000) of unsecured loans (before unamortised issue costs) taken out in connection with acquisitions. Of this sum, $60,000,000 (£40,986,000) (1999: $60,000,000 (£36,712,000)) relates to Senior Notes which were issued to the US private placement market. These notes are repayable in equal annual installments from 2001 to 2005 with a fixed interest coupon of 6.77% per annum. The remaining bank loans of £44,597,000 (1999: £44,302,000) are drawn down under a five year multi-currency revolving facility of $142,500,000, which provides immediate replacement funding through to 25 February 2004. In the table above, these loans are stated net of unamortised issue costs of £455,000 (1999: £738,000). The Company has incurred total issue costs of £1,198,000 (1999: £1,198,000) in respect of these facilities. These costs are allocated to the profit and loss account over the term of the facility at a constant rate on the carrying amount.

Other loans including an element repayable in excess of five years includes £1,057,000 (1999: £1,025,000) relating to an employee profit sharing scheme due for repayment over the next five years, under the terms of which interest is charged at a rate of 6%.

b Finance leases

	Group 2000 £000	Group 1999 £000	Company 2000 £000	Company 1999 £000
In one year or less	**199**	613	**–**	–
In more than one year but not more than two years	**55**	476	**–**	–
In more than two years but not more than five years	**22**	1,043	**–**	–
In more than five years	**–**	4,127	**–**	–
	276	6,259	**–**	–
Less: included in creditors falling due within one year (note 14)	**(199)**	(613)	**–**	–
	77	5,646	**–**	–

16 Provisions for liabilities and charges

The provision for deferred taxation at 30 September 2000 was £nil (1999: £nil).

	Group 2000 £000	Group 1999 £000	Company 2000 £000	Company 1999 £000
Full potential deferred tax (asset)/liability:				
Tax deferred by accelerated capital allowances	**743**	755	**–**	–
Chargeable gains subject to rollover relief	**780**	780	**–**	–
Short term timing differences	**(19,007)**	(16,262)	**–**	–
	(17,484)	(14,727)	**–**	–

Deferred tax has been calculated at 30% (1999: 30%) in respect of UK companies (being the prevailing UK Corporation Tax rates at 30 September 2000 and 1999) and at the respective prevailing rates for the overseas subsidiaries. No deferred tax has been provided in respect of the remittance of earnings retained overseas as there is no intention in the foreseeable future to remit these earnings to the UK.

17 Capital and reserves

a Ordinary share capital

	Group and Company 2000 £000	Group and Company 1999 £000
Allotted called up and fully paid		
1,267,984,227 Ordinary shares at 1p each (1999: 121,998,788)	**12,680**	1,219

The authorised share capital of the Company at 30 September 2000 was £14,385,000 (30 September 1999: £1,438,500) comprising 1,438,500,000 ordinary shares of 1p each (30 September 1999: 143,850,000). On 16 December 1999 a 9 for 1 bonus issue of ordinary shares was approved by shareholders. All figures stated in note 17 reflect the bonus issue.

During the year, 43,707,488 1p ordinary shares were issued to investing institutions at 680p in respect of the acquisition of Best Software, Inc., and 2,529,847 1p ordinary shares at 814p to the vendors in respect of the acquisition of Ubiquis SA.

In addition, 1,422,762 1p ordinary shares were issued in respect of options exercised under executive share option schemes which were exercised at a range of prices from 48.5p to 470.6p (average price of 78.0p). Proceeds received in respect of these share issues were £1,110,251.

The following share options were outstanding under executive share option schemes at 30 September 2000:

Date option granted	Option price per share	Date exercisable	Number of shares
11 January 1991	3.78p	11 January 1994 – 11 January 2001	1,031,600
16 December 1993	9.96p	16 December 1996 – 16 December 2003	3,500,000
15 January 1996	33.9p	15 January 1999 – 15 January 2006	1,560,000
3 May 1996	43.2p	3 May 1999 – 3 May 2006	757,410
10 February 1997	53.9p	10 February 2000 – 10 February 2007	150,000
19 May 1997	65.2p	19 May 2000 – 19 May 2007	750,000
17 December 1997	81.1p	17 December 2000 – 17 December 2007	2,808,300
20 January 1998	98.7p	20 January 2001 – 20 January 2008	150,000
20 April 1998	46.9p – 104.1p	8 August 1999 – 2 March 2009	1,514,866
15 May 1998	140.0p	15 May 2001 – 15 May 2008	2,675,390
16 December 1998	136.0p	16 December 2001 – 16 December 2008	5,298,020
7 June 1999	204.5p	7 June 2002 – 7 June 2009	2,858,000
11 February 2000	63.5p – 619.5p	11 February 2000 – 6 January 2010	644,962
23 February 2000	721.0p	23 February 2003 – 23 February 2010	1,926,700
24 May 2000	542.5p	24 May 2003 – 24 May 2010	2,591,425

17 Capital and reserves – continued

In addition options were granted under the terms of The Sage Group plc 1996 Savings Related Share Option Scheme approved by members on 7 February 1996 as follows:

Date option granted	Option price per share	Date exercisable	Number of shares
20 September 1996	34.6p	1 November 2001 – 30 April 2002	772,430
20 September 1996	34.6p	1 November 2003 – 30 April 2004	270,450
9 January 1998	64.8p	1 February 2001 – 31 July 2001	572,470
9 January 1998	64.8p	1 February 2003 – 31 July 2003	322,910
9 January 1998	64.8p	1 February 2005 – 31 July 2005	126,320
23 December 1998	94.7p	1 February 2001 – 31 July 2001	295,050
8 January 1999	114.8p	1 February 2002 – 31 July 2002	399,240
8 January 1999	114.8p	1 February 2004 – 31 July 2004	221,360
8 January 1999	114.8p	1 February 2006 – 31 July 2006	56,000
1 March 2000	499.0p	1 March 2003 – 31 August 2003	552,610
1 March 2000	499.0p	1 March 2005 – 31 August 2005	134,197
1 March 2000	499.0p	1 March 2007 – 31 August 2007	24,879

Under the above scheme, 336,250 1p ordinary shares were issued during the year for proceeds of £126,837.

The market price of the shares of the Company at 30 September 2000 was 504p and the highest and lowest prices during the year were 931p and 277p respectively.

b Reserves

Group	Share premium account £000	Merger reserve £000	Profit and loss account £000
At 1 October 1999	152,297	40,545	(118,883)
Shares issued	291,373	20,566	–
Bonus issue transfer to ordinary share capital	(10,980)	–	–
Retained profit for the year	–	–	69,122
Exchange movements	–	–	(2,963)
Adjustment to goodwill on prior year acquisitions	–	–	634
At 30 September 2000	**432,690**	**61,111**	**(52,090)**

Currency translation adjustments in the Group profit and loss account include losses of £2,237,000 (1999: losses £821,000) relating to foreign currency borrowings used to finance overseas investments.

The excess of the market value over nominal value of shares issued as part consideration for the acquisition of Ubiquis SA has been credited to a merger reserve in accordance with S131 (2) Companies Act 1985.

Adjustments to goodwill on prior year acquisitions related to adjustments to deferred consideration. The cumulative amount of goodwill written off to reserves before utilisation of S131 (2) of the Companies Act 1985 amounts to £272,087,000 at 30 September 2000 (1999: £272,721,000).

Company	Share premium account £000	Merger reserve £000	Profit and loss account £000
At 1 October 1999	152,297	40,545	88,140
Shares issued	291,373	20,566	–
Bonus issue transfer to ordinary share capital	(10,980)	–	–
Retained profit for the year	–	–	37,480
At 30 September 2000	**432,690**	**61,111**	**125,620**

18 Acquisitions

a Best Software, Inc.

On 11 February 2000 the Group completed the acquisition of Best for a consideration of £288.0m (inclusive of £3.5m related costs). Total goodwill arising on the acquisition is £273.1m. The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.

The assets and liabilities of Best at fair value were:

	Book value	Fair value adjustments: Alignment of accounting policies[1]	Fair value adjustments: Other[2]	Fair value to Group
	£000	£000	£000	£000
Intangible fixed assets	7,603	–	(7,603)	–
Tangible fixed assets	3,978	–	(417)	3,561
Stocks	164	–	–	164
Debtors (including taxation)	13,079	–	(2,647)	10,432
Cash	32,649	–	–	32,649
Creditors falling due within one year	(10,774)	–	(7,744)	(18,518)
Deferred taxation	3,229	(3,229)	3,560	3,560
Deferred income	(16,835)	–	(157)	(16,992)
	33,093	(3,229)	(15,008)	14,856
Cash consideration including costs (note 18(e))				284,428
Cost of share options assumed				3,570
Total consideration				287,998
Goodwill arising				273,142

Notes:

1 Alignment of accounting policies comprises the elimination of deferred taxation assets.

2 Other adjustments include the re-appraisal of the fair value of assets and liabilities, including the accrual for future deferred consideration payments on acquisitions previously made by Best, the revision of the taxation recoverable balance, and the recognition of deferred tax assets in respect of trading losses acquired, and the write-off of goodwill.

Prior to acquisition the last full set of financial statements of Best was prepared for the year ended 31 December 1999 and showed a profit after taxation of US $9,863,000.

The pre-acquisition results for Best for the period from 1 January 2000 to 10 February 2000 prepared under Best's accounting policies and principles prevailing prior to acquisition were as follows:

	US $000
Turnover	8,301
Operating loss	(1,092)
Amortisation of intangibles	(237)
Exceptional items	(5,100)
Net interest receivable	157
Loss before taxation	(6,272)
Taxation	488
Loss after taxation	(5,784)

Other than the loss for the period, there were no other gains or losses.

Exceptional items above relate to costs associated with the acquisition of Best by the Company.

18 Acquisitions – continued

b Ubiquis SA

On 15 March 2000 the Group completed the acquisition of Ubiquis for a consideration of £20.6m satisfied by the issue of 2,529,847 shares. Total goodwill arising on the acquisition is £20.7m. The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.

The assets and liabilities of Ubiquis at fair value were:

	Book value	Fair value adjustments: Alignment of accounting policies	Fair value adjustments: Other[1]	Fair value to Group
	£000	£000	£000	£000
Tangible fixed assets	8	–	–	8
Debtors	60	–	–	60
Cash	(25)	–	–	(25)
Creditors falling due within one year	(103)	–	(22)	(125)
Deferred income	(8)	–	–	(8)
	(68)	–	(22)	(90)
Fair value of shares issued				20,592
Cash consideration including costs (note 18(e))				50
Total consideration				20,642
Goodwill arising				20,732

Notes:
1 Other adjustments include the re-appraisal of the fair value of assets and liabilities.

Prior to acquisition the last full set of financial statements of Ubiquis was prepared for the year ended 30 June 1999 and showed a profit after taxation of French Francs 666,000.

The pre-acquisition results for Ubiquis for the period from 1 July 1999 to 23 May 2000 prepared under Ubiquis's accounting policies and principles prevailing prior to acquisition were as follows:

	French Francs '000
Turnover	850
Operating loss, and loss after taxation	(1,083)

Other than the loss for the period, there were no other gains or losses.

c Apex Software International Limited

On 24 May 2000 the Group completed the acquisition of Apex for a consideration of £16.0m (inclusive of £0.2m related costs). Total goodwill arising on the acquisition is £16.1m. The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.

18 Acquisitions – continued

The assets and liabilities of Apex at fair value were:

	Book value	Fair value adjustments: Alignment of accounting policies[1]	Fair value adjustments: Other[2]	Fair value to Group
	£000	£000	£000	£000
Intangible fixed assets	126	(126)	–	–
Tangible fixed assets	328	–	(82)	246
Stocks	28	–	–	28
Debtors	356	–	69	425
Cash	464	–	–	464
Creditors falling due within one year	(1,121)	–	(35)	(1,156)
Creditors falling due in more than one year	(12)	–	–	(12)
Deferred income	–	–	(69)	(69)
	169	(126)	(117)	(74)
Cash consideration including costs (note 18(e))				9,487
Deferred consideration				6,503
Total consideration				15,990
Goodwill arising				16,064

Notes:
1 Alignment of accounting policies represents the elimination of capitalised software development costs.
2 Other adjustments include the re-appraisal of the fair value of assets and liabilities and include the write-off of certain tangible fixed assets, and the reclassification of deferred income.

Prior to acquisition the last full set of financial statements of Apex was prepared for the year ended 31 December 1999 and showed a profit after taxation of Irish Punts 656,000.

The pre-acquisition results for Apex for the period from 1 January 2000 to 23 May 2000 prepared under Apex's accounting policies and principles prevailing prior to acquisition were as follows:

	Irish Punts '000
Turnover	2,123
Operating profit	286
Net interest payable	(7)
Profit before and after taxation	279

Other than the profit for the period, there were no other gains or losses.

d Other acquisitions

Other acquisitions of the entire share capital (except as otherwise noted) were as follows:

1. Hartley International Limited was acquired on 20 December 1999 for a cash consideration of £2.5m (including costs). The book and fair value of assets acquired was (£0.7m) resulting in goodwill of £3.2m.
2. CSM (trade and assets) was acquired on 4 April 2000 for a cash consideration of £8.9m (including costs). The book and fair value of assets acquired was (£1.5m) resulting in goodwill of £10.4m.
3. Computer Resources Limited was acquired on 29 September 2000 for a cash consideration of £9.2m. The book and fair value of assets acquired was £3.8m resulting in goodwill of £5.4m.
4. Adaptus Software Services Limited was acquired on 15 May 2000 for a cash consideration of £4.4m (including costs). The book and fair value of assets acquired was £0.9m resulting in goodwill of £3.5m.
5. DC2i was acquired on 1 January 2000 for a cash consideration of £1.1m (including costs). The book and fair value of assets acquired was £0.3m resulting in goodwill of £0.8m.

18 Acquisitions – continued

6 Prosis was acquired on 31 December 1999 for a cash consideration of £0.1m. The book and fair value of assets acquired was (£0.1m) resulting in goodwill of £0.2m.
7 Gescap was acquired on 15 May 2000 for a cash consideration of £2.2m (including costs), and deferred element of £0.6m. The book and fair value of assets acquired was (£0.6m) resulting in goodwill of £3.4m.
8 Match Eurosoft SA was acquired on 31 August 2000 for a cash consideration of £2.7m (including costs). The book and fair value of assets acquired was (£0.8m) resulting in goodwill of £3.5m.
9 A 40% share was acquired in Expert SA for a cash consideration of £0.6m (including costs). The share of net assets was £0.2m resulting in goodwill of £0.4m.
10 Softinc Ltd (trading as Sesam) was acquired on 12 November 1999 for a cash consideration of £11.1m (including costs). The book and fair value of net assets was £0.6m resulting in goodwill of £10.5m.
11 Softplus SA was acquired on 11 April 2000 for a cash consideration of £1.0m, and deferred element of £0.2m. The book and fair value of net assets was £0.2m resulting in goodwill of £1.0m.
12 Pyramid Software GmbH was acquired on 30 September 2000 for a cash consideration of £0.3m. The book and fair value of net assets was £0.1m resulting in goodwill of £0.2m.

The assets and liabilities in respect of these acquisitions at fair value (based on provisional assessments pending final determination of certain assets and liabilities) were:

		Fair value adjustments		
	Book value £000	Alignment of accounting policies[1] £000	Other[2] £000	Fair value to Group £000
Intangible fixed assets	851	(851)	–	–
Tangible fixed assets	1,185	(45)	(55)	1,085
Investments	361	(12)	(349)	–
Stock	103	(18)	–	85
Debtors	4,825	(309)	(536)	3,980
Cash	6,731	–	–	6,731
Creditors falling due within one year	(5,325)	5	(330)	(5,650)
Creditors falling due after more than one year	(421)	–	78	(343)
Deferred income	(2,781)	(683)	–	(3,464)
	5,529	(1,913)	(1,192)	2,424
Cash consideration including costs (note 18(e))				44,113
Deferred consideration				813
Total consideration				44,926
Goodwill arising				42,502

Notes:
1 Alignment of accounting policies includes the write-off of intangible assets and alignment of depreciation, bad debt, and deferred income calculations.
2 Other adjustments include the re-appraisal of the fair value of assets and liabilities, including the write-off of investment balances and a number of bad-debt write-offs.

e Analysis of net outflow of cash in respect of acquisitions
Cash consideration:

	£000
Best Software, Inc. (note 18(a))	284,428
Ubiquis SA (note 18(b))	50
Apex Software International Limited (note 18(c))	9,487
Other acquisitions (note 18(d))	44,113
Net cash acquired	(8,322)
	329,756

18 Acquisitions – continued

f Other

During the year ended 30 September 2000 adjustments were made in respect of goodwill on prior year acquisitions of £1,663,000, following the re-appraisal of the fair value of assets and liabilities.

19 Parent company financial statements

The amount of profit for the financial year before dividends within the accounts of the parent company is £42,378,000 (1999: £29,816,000). There is no material difference between the profits and losses as reported above and historical cost profits and losses, and there are no other gains or losses in the year.

20 Operating lease commitments

The Group's annual commitment under non-cancellable operating leases comprises:

	2000 Plant and equipment £000	2000 Land and buildings £000	1999 Plant and equipment £000	1999 Land and buildings £000
Operating leases which expire:				
Within one year	**522**	**469**	1,024	1,258
In one to two years	**358**	**3,041**	416	1,968
In two to five years	**469**	**4,441**	110	4,452
In more than five years	**–**	**3,742**	29	2,057
	1,349	**11,693**	1,579	9,735

The Company has no operating lease commitments (1999: none).

21 Capital commitments and contingent liabilities

The Group and Company had no contracted capital commitments or contingent liabilities at 30 September 2000 (1999: none).

22 Pension commitments

The Group operates pension plans throughout the world. These plans are devised in accordance with local conditions and practices in the country concerned. All pension plans are money purchase pension schemes.

23 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of £74,020,000 (1999: £50,459,000) being profit for the year, and on 1,250,052,239 (1999: 1,194,676,630) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The diluted earnings per share is based on profit for the year of £74,020,000 (1999: £50,459,000) and on 1,272,471,430 (1999: 1,210,193,950) ordinary shares, calculated as follows:

	2000 thousands	1999 thousands
Basic weighted average number of ordinary shares	**1,250,052**	1,194,677
Dilutive share options	**22,419**	15,517
Adjusted weighted average number of ordinary shares	**1,272,471**	1,210,194

All figures for ordinary shares reflect the 9 for 1 bonus issue of shares approved by shareholders on 16 December 1999.

24 Consolidated cash flow statement

a Reconciliation of operating profits to net cash inflow from operating activities

	2000 £000	1999 £000
Operating profit	**111,882**	79,938
Depreciation	**9,257**	7,002
(Profit)/loss on sale of tangible fixed assets	**(493)**	991
Exchange movements	**(651)**	(1,602)
Decrease in stocks	**79**	249
(Increase)/decrease in debtors	**(8,333)**	727
(Decrease)/increase in creditors	**(18,455)**	9,586
Increase in provision for deferred income	**11,712**	14,006
Net cash inflow from operating activities	**104,998**	110,897

b Analysis of changes in net cash

	£000
At 1 October 1999	21,357
Net cash movement	33,468
At 30 September 2000	54,825

The net cash balance at 30 September 2000 is disclosed in the balance sheet as cash at bank and in hand of £66,417,000 (1999: £31,589,000), of which £11,190,000 (1999: £7,948,000) is held on short term deposit. In addition the Group has bank overdrafts of £402,000 (1999: £2,284,000).

c Analysis of changes in financing during the year

	Share capital (including premium and merger reserve) £000	Loans £000	Obligations under finance leases £000
At 1 October 1999	194,061	81,301	6,259
Acquisitions	20,592	453	64
Gain on options exercised as part of consideration in prior year acquisition	992	–	–
Non-cash movements	–	283	(508)
Exchange movements	–	2,025	(268)
Issue costs	(7,614)	–	–
Net cash flow from financing	298,450	2,464	(5,271)
At 30 September 2000	**506,481**	**86,526**	**276**

24 Consolidated cash flow statement – continued

d Reconciliation of net cash flow to movement in net debt (inclusive of finance leases)

	£000
Increase in cash in the year	33,468
Decrease in short term deposits	(29,785)
Cash outflow from decrease in loans and finance leases	2,807
Change in net debt resulting from cash flows	6,490
Loans and finance leases acquired with subsidiaries	(517)
Liquid resources acquired with subsidiaries	31,481
Non-cash movements	225
Exchange movements	(211)
Movement in net debt in the year	37,468
Net debt at 1 October 1999	(58,255)
Net debt at 30 September 2000	**(20,787)**

e Analysis of change in net debt (inclusive of finance leases)

	At 1 October 1999 £000	Cash flow £000	Acquisitions £000	Other £000	Exchange movements £000	At 30 September 2000 £000
Net cash at bank and in hand	21,357	23,878	8,322	–	1,268	**54,825**
Short term deposits	7,948	(29,785)	31,481	–	1,546	**11,190**
Loans due within one year	–	113	(130)	(8,114)	–	**(8,131)**
Finance leases due within one year	(613)	494	(32)	(48)	–	**(199)**
Loans due after more than one year	(81,301)	(2,577)	(323)	7,831	(2,025)	**(78,395)**
Finance leases due after more than one year	(5,646)	4,777	(32)	556	268	**(77)**
Total	**(58,255)**	**(3,100)**	**39,286**	**225**	**1,057**	**(20,787)**

Short term deposits are included within cash at bank and in hand in the balance sheet.

f Summary of effects of acquisitions on cash flow

A summary of the net cash outflow in respect of acquisitions is given in note 18(e). The subsidiary undertakings acquired during the year had a negative impact of £6,548,000 on the Group's net operating cash flows, received £164,000 in respect of net returns on investments and servicing of finance, paid £1,391,000 in respect of taxation, and utilised £838,000 for capital expenditure.

25 Equity minority interest

The equity minority interest represents a holding of 49% of the ordinary shares in Tetra Software Middle East.

26 Financial instruments

An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities can be found on page 20. The disclosures below take advantage of the exemption not to include short-term debtors and creditors (except for the currency disclosures).

a Interest rate profile
Financial liabilities

The interest rate profile of the Group's financial liabilities at 30 September 2000 was:

			Fixed rate interest financial liabilities		
	Total £000	Floating rate financial liabilities £000	Principal £000	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	690	402	288	10.4	2
US Dollar	40,849	–	40,849	6.8	5
French Francs	1,386	–	1,386	6.0	5
Euros	33,422	33,422	–	–	–
Swiss Francs	10,857	10,857	–	–	–
Total	**87,204**	**44,681**	**42,523**	**6.8**	**5**

The interest rate profile of the Group's financial liabilities at 30 September 1999 was:

			Fixed rate interest financial liabilities		
	Total £000	Floating rate financial liabilities £000	Principal £000	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	44,380	43,757	623	10.1	2
US Dollar	36,520	–	36,520	6.8	6
French Francs	6,776	116	6,660	10.0	10
Deutsche Marks	2,168	2,168	–	–	–
Total	**89,844**	**46,041**	**43,803**	**7.3**	**7**

The floating rate financial liabilities comprise:

- Euro and Swiss Franc (1999: Sterling) denominated bank borrowings that bear interest at a rate of 0.65% (1999: 0.85%) above EURIBOR (1999: LIBOR).
- Sterling (1999: French Franc and Deutsche Mark) denominated bank overdrafts that bear interest at rates linked to LIBOR (1999: EURIBOR).

The Group has cash deposits of £66,417,000 (1999: £31,589,000) of which £37,666,000 (1999: £16,141,000) is held in US Dollars, £2,468,000 (1999: £7,832,000) is in French Francs, £1,277,000 (1999: £682,000) is in Deutsche Marks; £11,302,000 (1999: £19,000) is in Irish Punts, and £1,958,000 (1999: £2,224,000) in other currencies, the balance relates to Sterling cash deposits. All deposits obtain interest at rates based on local bank base rates.

b Currency exposure
The Group's other currency exposures comprise only those exposures that give rise to net currency gains and losses to be recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved. At 30 September 2000 and 30 September 1999, these exposures are immaterial to the Group.

26 Financial instruments – continued

c Maturity of borrowing facilities

The maturity profile of the Group's undrawn commitments was as follows:

	Undrawn 2000 £000	Undrawn 1999 £000
Within one year or less	**10,247**	4,589
In one to two years	**10,247**	9,178
In more than two years but not more than five years	**32,253**	33,713
	52,747	47,480

d Fair value of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities:

	Book value 2000 £000	Fair value 2000 £000	Book value 1999 £000	Fair value 1999 £000
Primary financial instruments held or issued to finance the Group's operations:				
Cash and short term deposits	**66,417**	**66,417**	31,589	31,589
Other debtors falling due in more than one year	**1,043**	**1,043**	996	996
Bank overdrafts	**(402)**	**(402)**	(2,284)	(2,284)
Borrowings repayable within one year	**(8,330)**	**(8,480)**	(613)	(613)
Borrowings repayable in more than one year	**(78,472)**	**(79,071)**	(86,947)	(83,026)

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

Auditors' Report

PRICEWATERHOUSECOOPERS

Auditors' Report to the Members of The Sage Group plc
We have audited the financial statements on pages 26 to 51.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report. As described on page 22, this includes responsibility for preparing the financial statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on page 24 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and Group at 30 September 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Chartered Accountants and Registered Auditors
Newcastle upon Tyne
6 December 2000

Notice of Meeting

Notice is hereby given that the thirteenth Annual General Meeting of The Sage Group plc will be held at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ at 11.00am on Friday 2 March 2001 for the following purposes:

Ordinary Business
To consider and, if thought fit, to adopt the following resolutions which will be proposed as ordinary resolutions:

1. To receive and consider the audited accounts for the year ended 30 September 2000 together with the reports of the directors and the auditors.
2. To declare a final dividend of 0.256 pence per ordinary share for the year ended 30 September 2000 to be paid on 7 March 2001 to members whose names appear on the register on 9 February 2001.
3. To re-appoint Mr P S Harrison as a director.
4. To re-elect Mr P A Walker as a director.
5. To re-elect Mr M E W Jackson as a director.
6. To re-elect Mr P L Stobart as a director.
7. To re-elect Mr A W G Wylie as a director.
8. To re-appoint Messrs PricewaterhouseCoopers as Auditors to the Company and to authorise the directors to determine their remuneration.

Special Business
As special business, to consider and, if thought fit, to pass the following resolutions, of which resolutions numbers 9 & 10 will be proposed as ordinary resolutions and resolution number 11 will be proposed as a special resolution:

9. That, subject to and in accordance with Article 9 of the Company's Articles of Association the authorised share capital of the Company be increased to £18,600,000 by the creation of 421,500,000 ordinary shares of 1p each ranking pari passu in all respects as one class of shares with the existing ordinary shares of 1p each in the capital of the Company.
10. That:
    a) subject to and in accordance with Article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £4,222,614;
    b) all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect; and
    c) this authority shall expire at the conclusion of the next Annual General Meeting of the Company.
11. That, subject to and in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash and that, for the purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £633,992.

By order of the Board

N Cooper
Secretary

Registered office:
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

5 January 2001

Notes:
(i) A member entitled to attend and vote may appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member.
(ii) To be valid, a Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a duly certified copy thereof) must be lodged with the Company's Registrars, Northern Registrars Limited, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA no later than 11.00am on Wednesday 28 February 2001. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person.
(iii) Copies of the service contracts of the executive directors are available for inspection at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ during normal business hours on any week day (weekends and public holidays excepted) until the conclusion of the meeting.

Sage Milestones



1981
Company formed
1989
Listed on London Stock Exchange
1990
Entry into French market with acquisition of Ciel
1990
Entry into US market with acquisition of DacEasy
1994
Acquisition of Saari in France
1995
Acquisition of Sybel in France
1997
Entry into German market with acquisition of KHK
1998
Acquisition of State of the Art in the US
1999
Acquisition of Peachtree in the US and Tetra in the UK
2000
Acquisition of Best in the US
500
450
400
350
300
250
200
150
100
50
0
Revenue (£m)

Financial Calendar

Annual General Meeting	2 March 2001
Dividend Payments	
Final payable - year ended 30 September 2000	7 March 2001
Interim payable - period ending 31 March 2001	June 2001
Results Announcements	
Interim Results - period ending 31 March 2001	2 May 2001
Final Results - year ending 30 September 2001	5 December 2001

Design and production. **Gardiner Richardson**
Case study photography. **Alex Telfer** Board photography. **Peter Jordan**
Printed by. **NB Print**



sage

The Sage Group plc
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

Tel +44 191 255 3000
Fax +44 191 255 0306
www.sage.com


Actively supporting 2.8 million businesses worldwide
The Sage Group plc Annual Report and Accounts 2001
sage

Contents

Front cover: Helen Falcus, Customer Division, Sage UK

Overview

Sage is the leading supplier of business management software and related products and services to the small to medium-sized business community.

The strength of our brands, the breadth of our product range, the resilience of our reseller channel and the sheer scale of our customer base continue to provide us with competitive advantage and a platform for sustained long-term growth. We remain committed both to seeking out new ways of managing our existing businesses better and continuing the international expansion of the Group through acquisition. In doing so, we will continue to drive growth of revenue, market share and profitability.

Increasingly, our customers are recognising that the Internet represents a significant opportunity for their businesses to find new customers, reduce costs and streamline business processes. In response to this demand, we have developed a broad range of Internet products and services, from easy-to-use website and webshop creation tools to more sophisticated e-business solutions. We believe that over the long-term the Internet will provide Sage with significant opportunities for growth.

The acquisition of Interact during the year provided the Group with two excellent customer relationship management (CRM) products. We believe that Interact has significant potential for growth, not only as a stand-alone business but also as a provider of CRM solutions to our installed base of existing customers.


Turnover (£m)
97 152.1
98 191.5
99 307.0
00 412.2
01 484.1


Profit before tax (£m)
97 37.6
98 47.6
99 74.3
00 108.7
01 121.3


Earnings per share (pence)
97 2.34
98 2.89
99 4.22
00 5.92
01 6.59

Review

Chairman's and Chief Executive's Review

In what was a challenging economic environment for our industry, we are pleased to report, for the year ended 30 September 2001, revenue growth of 17%, pre-tax profit growth of 12% and earnings per share growth of 11%.

During the year, we attracted 248,000 new customers to Sage, increasing the size of our installed base by 10% to 2.8 million customers. This increase excludes more than 3 million users acquired with Interact Commerce Corporation (Interact). Our installed base revenues, from selling products and services to our customers, increased by 21% and continued to drive growth, contributing 68% of total revenues (2000: 64%).

Last year we set out our intention to become a provider of business management software solutions for small to medium-sized enterprises (SMEs) in our chosen geographic markets. This year we have taken a number of important steps towards achieving this objective. Most importantly, we have broadened our range of products not only through internal development activity but also through a number of significant acquisitions. This broadening of our offering has provided us with the means to sell more products and services both to new and existing customers. In addition, we are progressively expanding our portfolio of e-business products and services.

All of our operating companies have continued to focus this year on attracting new customers to Sage. The expansion of our product offering together with innovative channel marketing programmes have stimulated new licence revenues in the year. Our success in recruiting new customers to Sage, particularly at the entry-level, provides, over the longer term, a potent source of new leads for our mid-market businesses.

A broader range of products also provides further opportunities to sell more customer support contracts. This activity forms the core of our installed base business model, with support contracts alone contributing 45% of total revenues in the year. The penetration rate of support contracts against registered customers improved over the year.

The close relationship we have with our customers allows us to address two types of opportunity to sell extra software and services: first, migrating customers to higher-value accounting software, and second, cross-selling additional business management software products and services in areas such as payroll, customer relationship management (CRM) and e-business.

Whilst the contribution of our e-business revenues is not significant, there are encouraging signs that SMEs are evaluating more closely the benefits that e-business products and services could bring to their businesses. They look to Sage for guidance in this area, to which end we have hosted over 2,000 seminars worldwide designed to demystify e-business and explain the benefits it offers SMEs. In the long-term we remain convinced that e-business will be a stimulus for growth.

Each of the acquisitions we have made this year is consistent with our twin objectives of broadening our product portfolio and growing our customer base. The acquisition of Interact brought us market-leading CRM products in ACT! and SalesLogix, and in excess of 3 million users. Other smaller acquisitions added to our range of business management software solutions. In the UK we strengthened our position at the entry-level with the acquisition of TAS Software which brought 25,000 new customers to the Group. In France, we acquired Fasset, a leading provider of fixed asset management software and, after the year-end, a majority holding in Coala, whose products and services address the needs of professional accountancy practices. In the US, we acquired Haitek, which supplies manufacturing software, Platinum for Windows, which offers finance and distribution software and Micro Information Products (MIP), whose solutions target the large US 'not-for-profit' sector which includes schools, colleges, local government, charities and religious organisations.

Our focus on meeting the particular needs of our customers with a compelling range of products, distributed through our value-added reseller (VAR) channel and underpinned by the provision of insightful customer support inspires customer loyalty and, we believe, continues to differentiate Sage from its competitors.

Primary vs installed base revenue (£m)


00
01
0
100
200
300
400
500
Primary
Installed base

Number of support contracts
At 30 September 2001 (thousands)


0
300
600
900
UK - 300
US - 275
France - 254
Germany - 68

UK

Continued progress has been made both in developing the existing offering and in addressing new opportunities. Revenues grew by 13% and 46,000 new customers were attracted during the year. Operating margins have declined from 42% to 38% this year due to a combination of factors. In the mid-market, despite a healthy pipeline, closure of sales has proved difficult, leading to lower revenues and margins. We have also continued to invest in our e-business products and services. The acquisitions of businesses in the UK with margins currently lower than the average UK margin have also had an impact.

We are focusing increasing attention on those of our customers who are showing signs of outgrowing their entry-level software and encouraging them to upgrade to more powerful mid-market business management software solutions. This will be an important source of new revenue for our mid-market business.

A number of channel marketing programmes have been introduced, providing UK VARs with greater incentives to focus on new licence sales. The initial results from the second half have been encouraging, with increasing numbers of VARs generating increased volumes of new business. Improved VAR accreditation and training will allow VARs to work more closely with Sage in serving our customers.

Installed base revenues continue to grow strongly. The Customer Division has been successful both in selling support contracts and in further improving the quality of customer service. 69,000 support contracts were added in the year. Cross-selling additional products and services to existing customers gathered momentum, particularly to those of our customers with support contracts, who tend to be more willing buyers of additional products and services.

Acquisitions during the year expanded the product range and brought many new customers into the business. TAS Software, acquired in February 2001, added 25,000 entry-level accounting customers.

Sage in the UK now offers a broad range of business management software solutions, which we are confident will produce significant growth in future revenues.

Mainland Europe

In France, revenues increased by 4% but this disguises a strong performance in the second half, when revenues increased 27% over the prior year. In addition, we gained 55,000 new entry-level customers.

There has been some stimulus to revenues from the full adoption of the Euro in France. Extra demand has been evident not only in new software licence business, but also in the take-up of support contracts in preparation for the changeover period.

In France we now have an expanded range of business management software solutions for the entry-level market including not only enhanced core accounting products but also newly developed products for key industry-specific markets such as retail, healthcare and construction. Marketing these additional products and services to our installed base of 380,000 entry-level customers will provide further opportunities for revenue growth.

We have maintained a strong focus on improving support contract revenues. Incentivising VARs to encourage customers to take up support contracts at the time of the initial purchase of a new software licence has helped to increase the number of support contracts to 254,000.

Acquisitions have extended the business management software offering beyond the accounting core. The Fasset suite of fixed asset management applications (1,300 customers) was acquired in August. After the year-end, the acquisition of Coala (3,100 customers) expanded Sage's presence in the French professional accountants' market.

UK revenue (£m)



00
01
0
25
50
75
100
125
150

Mainland Europe revenue (£m)



00
01
0
25
50
75
100

Chairman's and Chief Executive's Review - continued

In Germany, as in France, there has been some stimulus to revenues from the full adoption of the Euro. We have continued to make operational improvements with the result that, whereas the business was loss-making two years ago, it achieved operating margins of 23% this year (2000: 10%), despite revenues growing by only 5%. The core OfficeLine product is well established as a market leader in its segment, while users of the legacy product ClassicLine have benefited from ongoing modernisation of the product.

Growth in Mainland Europe will be driven by continuing improvements to our primary and installed base business models, as well as by the continuing expansion of our product offering.

US

In the US, in contrast to our competitors, we have a product offering that covers the market from entry-level to mid-market. The experienced central US management team has helped the individual operating companies to work more closely together, and the considerable incremental installed base opportunities that exist in the US are starting to be realised. Acquisitions are being used to build the business management software solutions offering whilst at the same time expanding the customer base.

Market conditions have been challenging and were exacerbated by disruption following September's terrorist attacks. The market for new licence sales was especially tough, but despite this our US businesses maintained their market share and the installed base business performed strongly so that total revenues (excluding Interact) grew 7% over the prior year.

At the entry-level, Peachtree attracted 71,000 new customers and successfully pursued a strategy of migrating customers onto new versions, additional modules, and higher-value support contracts, which has resulted in its operating margin increasing to 23% (2000: 14%). The ability to search the Peachtree customer base for sales leads to mid-market products provides us with a unique opportunity in the US market. The first signs of the success of this are evident in that 26% of new licence unit sales of the mid-market offering, MAS90 were generated from the Peachtree customer base.

Our Speciality Products Division (providing fixed asset and HR management applications) has focused its business on its core products and has de-emphasised its non-core activities. The resulting efficiencies have improved operating margins to 21% (2000: 14%). We are now well-placed to address the substantial opportunity to cross-sell these products to our large installed base in the US.

Acquisitions in the US have added complementary customer bases in strategically important industry-specific markets. Haitek, acquired in March, added a manufacturing module which enhances the mid-market Enterprise Suite offering. MIP, acquired in September with 5,000 customers, established a presence in, and an opportunity to consolidate, the fast-growing non-profit sector. In addition, the acquisition of Platinum for Windows in May added 6,000 mid-market accounting customers.

From December 2001 all of our accounting, fixed assets, HR management and payroll products in the US will benefit from being marketed under one brand, Best. This will enable us to gain marketing economies of scale, more focussed channel management, and an improved ability, under a unified brand, to cross-sell and up-sell our products to existing customers in the US.

Peachtree will retain its market-leading Peachtree brand but will receive an endorsement from the Best brand demonstrating that it is part of the US product family.

Our US businesses are focused not only on driving growth through new customer acquisition but also on maximising the significant installed base opportunity in the US market. We will continue to benefit from the competitive advantage we have in covering all segments of the SME market.



US revenue (£m)
00
01
0
50
100
150
200
250

Interact

The acquisition of Interact in May 2001 for £189m marked a significant step in our strategy to offer SMEs a comprehensive suite of business management software solutions, by establishing for the first time an offering in the CRM market. The two Interact products, ACT! and SalesLogix, address different needs in the marketplace. ACT! is a product used by 3 million salespeople worldwide which helps the user manage individual contacts very efficiently. SalesLogix is a comprehensive CRM suite enabling an entire organisation to automate sales, marketing and customer service activities. Both products are being actively marketed to SMEs in all our markets.

In the contact management field ACT! is a bestseller with few competitors. SalesLogix, a more expensive solution, operates in the more competitive mid-market and has suffered this year from a difficult trading environment. In addition, SalesLogix experienced some sales deferrals in September. Following a detailed review of the product positioning for SalesLogix, we have refocused the product offering to be more compelling to the SME market as a whole rather than just the upper end of the mid-market. The product repositioning, a simplified pricing structure and the launch of a number of innovative channel marketing campaigns are expected to stimulate revenue growth.

ACT! and SalesLogix have an estimated user base of more than 3 million. Historically, however, Interact has done very little to sell additional products and services to this substantial installed base. We are developing a range of installed base marketing campaigns to the Interact customer base, focusing in the first instance on support contracts as well as industry-specific versions of ACT! and SalesLogix. We expect this installed base activity to lead to a significant increase in revenues for Interact.

Our research confirms that there is strong demand from existing Sage customers for CRM solutions that are tightly integrated to our core accounting products. Over the last few months, we have invested considerable time and effort in building an efficient software integration tool that will allow rich integration between ACT! and Sage accounting software products.

The ACT! integration tool is now complete which means that Sage operating companies are able to launch new integrated versions of ACT! In the UK, for example, the launch of 'Sage Contact Manager powered by ACT!' is planned for the spring of 2002.

The integration tool that will allow seamless integration between SalesLogix and our accounting products will be completed during calendar 2002. In the meantime our channel partners have access to a number of development toolkits which facilitate integration between SalesLogix and our accounting products. Links, for example, between SalesLogix and our mainstream accounting products in the US, MAS90 and Best Enterprise, already exist and are being actively marketed to our customer base.

Drawing on our experience of integrating acquisitions and improving their operating performance, we are confident of maximising the strategic CRM opportunity represented by Interact, not only as a stand-alone business, but also as a provider of important additional products to sell to our installed bases around the world.

People

The success of our business is due in large part to the effort, creativity and ingenuity of our people. In the year under review, our people once again made critical contributions right across the organisation with the overall objective of serving our customers more effectively. We continue to nurture the talent of our employees and are investing in training, succession planning and career development programmes throughout the Group.

Outlook

Our businesses have continued to win significant numbers of new customers - nearly a quarter of a million - this year. Throughout the Group we continue to find new ways of selling more products and services to existing customers. Our strategy of marketing an ever-expanding product and service offering to an ever-increasing customer base remains our clear focus. As in the past, we will continue to grow our business both organically and through acquisition.

Notwithstanding the current economic climate, we believe that the strength of our brands, the breadth of our product offering, the resilience of our channel and the sheer scale of our customer base, provide us with a platform for sustained long-term growth. Therefore we look forward to 2002 with confidence.

Michael Jackson
Chairman

Paul Walker
Chief Executive

Employees by territory
At 30 September 2001

0 1,000 2,000 3,000 4,000 5,000 6,000

UK - 1,518
US - 2,331
France - 987
Germany - 308
Other - 302

Support

Providing the back-up service and support that enable our customers to get the best out of their Sage software.

To Sage, the provision of technical support represents the best way to build enduring relationships with customers. It is also a highly profitable business in its own right. When we ask our customers what the Sage brand means to them, more often than not, they tell us it stands for "the friendly voice on the telephone", and not a supplier of accounting software.

The key to the success of Sage technical support lies in the quality of our staff. We have always believed that giving someone technical knowledge is a lot easier than training them to be patient and approachable on the telephone. As a result, we select our technical support advisors on their people and communication skills. Many of them are university graduates. Of course, they do need a great deal of specialist product knowledge, and our training programme is intensive. New recruits spend up to three months learning about the products before being allowed to take support calls from customers, and even then will continue to receive mentoring and training throughout their careers.

Sage technical support advisors are able to help customers with many aspects of their business, be it advice on payroll legislation, preparing a cash flow forecast, or designing a new report. Of course, they also resolve traditional technical support queries, such as how to use a particular product feature, how to import data into a spreadsheet, or queries about printers or networking. The majority of small businesses do not have an internal IT department, and for these customers, Sage is their only source of such technical advice.

All this means that we spend a great deal of time on the telephone talking to our customers. Our customers clearly recognise the value of our support services, since in many cases they pay as much per year for a support contract as they initially paid for their accounting package. The quality of service we offer also makes our customers more likely to buy additional products and services, and to recommend Sage to their friends and peers (40% of leads for new business comes from references from satisfied customers). Finally, technical support provides us with invaluable insights into what we should build into our future products. This is why we encourage our technical support advisors to spend as much time talking to customers as they need.


Name Andrew Downey
Position Technical Support Advisor
Location Newcastle upon Tyne, UK

Andrew provides telephone based technical support for Sage payroll products. On an average week he takes around 160 calls, ranging from basic questions to complex technical problems. Andrew enjoys being able to add real value to his customers. "I get particular satisfaction when I can help a customer to get more business benefits out of their software," he comments.

Sage has 897,000 support contracts worldwide, ranging from £70 a year for our entry-level solution in the US, to over £2,500 a year in the UK for support on Sage Enterprise Solutions. A third of Sage's employees work in technical support, which translates to 1,778 people worldwide. Between them they take over 30,000 calls a day. Typically, our customers wait for less than a minute before their call is answered, and for 80% of them, their problem is resolved on the first call. As a result, nearly 80% renew their contract each year.


Name Sarah Marris
Position Payroll Administrator

Company H. Snelson Engineers Ltd
Employees 65
Location Cheshire, UK
Website www.snelsons.co.uk

For H. Snelson Engineers, Sage Payroll plays a critical role in running the payroll for its 65 employees.

Payroll Administrator Sarah Marris had installed a new version of Sage Payroll, in plenty of time for the weekly payroll run and Inland Revenue visit the following week. However, after a PC hardware problem, her computer refused to run Windows.

Sarah needed to install Sage Payroll on another PC, and transfer the database, but this was far too large to fit onto a floppy disc. At this point, she turned to SageCover Support for a solution.

Technical Support Advisor Andrew Downey spent almost an hour on the telephone taking Sarah through the process of archiving the payroll data, using a free back-up utility Andrew suggested she download from the Internet. "I'm not a technical expert," Sarah confided, "but Andrew was very patient, and talked me through the whole process, beginning to end."

The following morning, Andrew spent three quarters of an hour talking Sarah through installing Sage Payroll on another computer, then uploading the saved data.

Sarah commented: "As a direct result of this vital support, we had very appreciative staff and something to show the Inland Revenue inspectors the following week!"



Activity Resetting the anodising timer
for aluminium extrusion
Company H. Snelson Engineers Ltd

Name Mary Reetz
Position Office Manager



Company **Gerry Davis Sports (GDS)**
Employees **5**
Location **Wisconsin, US**
Website **www.gerrydavis.com**

GDS was founded by Gerry Davis who has been a Major League Baseball umpire for nearly 20 years and has umpired in two World Series. He also finds time to run a successful business selling clothing and equipment for fellow umpires.

He founded GDS five years ago, and during the first few years relied on Peachtree, the entry-level accounting system in the US.

Mary Reetz, Office Manager, recalls: "Peachtree was perfect. It was simple, easy to use and the support excellent, but it got to the point where we needed a more powerful system."

The business turned to its accountant to recommend a system that could meet complex inventory and fulfilment needs. The accountant recommended the MAS range and partnered with a Best reseller to ensure that GDS received a first class implementation. GDS had MAS200 up and running in 12 weeks. "I was delighted that we could stay with Best," Mary recalls, "and migrating from Peachtree to MAS200 was made easier because both products came from the same family."

GDS see big benefits from MAS200. "We can handle three times our previous orders with half the people, and fulfilment time is down by 85%." Their customers have also noticed the difference. "We can now answer availability and pricing questions while the customer is on the telephone, without having to call back."



Name Michelle Pickering
Position Senior Manager of Customer Account Initiatives
Location Best Software, Irvine, California, US

Michelle Pickering is part of Best Software's customer migration team, helping customers identify the right time to trade up to a more powerful solution. "Customers tell me how impressed they are that Best cares enough to contact them and find out how they are doing," Michelle observes. "They really appreciate the opportunity to discuss their current system and consider potential changes."

We have over 300 telesales people worldwide making more than 2 million telephone calls to our customers every year. We also send out some 11 million pieces of direct mail, and over 3 million e-mails a year.

The average customer has 1.2 Sage products, and upgrades their accounting system every 3 years.

Selling

By cross-selling and up-selling relevant products and services to our customers we ensure that they have the right solutions for their businesses as they grow.

Sage has always believed in the concept of "customer life-time value". We invest in building a close bond of trust with our customers through our brand, our customer-centric approach to sales and marketing, and our commitment to excellent customer service. The relationship we have with our customers allows us to identify exactly the right solution for our customers' needs, and ensures they are receptive to our communications.

SMEs increasingly want a single source for their business management software. They need their applications to share data easily, and want a single point of contact for sales and support. This is why we offer a comprehensive suite of business management software. From core accounting through to manufacturing, fixed assets, payroll, HR management, CRM, and e-business, Sage has a compelling portfolio of products designed to meet the needs of SMEs. We will continue to strengthen our product offering over time.

We also ensure that the products our customers are using can continue to meet their changing needs. We make it easy for customers to upgrade to new versions of their current product so they can benefit from additional features and functionality, and we also ensure there is a complete "upgrade path" to more powerful applications as and when customers are ready to move.

We are proactive in contacting customers so they benefit fully from what Sage has to offer. Communication is not just by telephone. We also send out direct mail to keep our customers informed about our products and services, and to provide them with other helpful information such as legislative changes and tips on using the software. We are also increasingly using e-mail to send highly targeted and relevant messages.

For Sage, our focus on our installed base ensures that customers never have a reason to leave us, and provides an excellent platform for future growth.



Activity Embroidering logo onto sportswear
Company Gerry Davis Sports



Name **Felix Sommer**
Position **Director**

Company **Fixo Patent-Verwertung**
Employees **6**
Location **Buggingen, Germany**
Website **www.fixo.de**

Fixo Patent-Verwertung, an assembler and distributor of vegetable peelers and fruit knives, first went on-line with a webshop in 2001, but lost nearly £5,000 when an independent design agency failed to deliver.

Director Felix Sommer then discovered the range of Sage e-business solutions. "I was extremely relieved when I found out that Sage offered complete e-business solutions – we've used PC-Kaufmann Professional accounting software for the past few years, and have more than seen a return on our investment through increased efficiency. I had high hopes that creating a website with Sage would have similar results.

"We dealt directly with the Sage KHK Web Design Service, who offered very clear advice and support on creating the ideal website. The approach is modular and jargon-free, which helped us progress quickly and simply from Sage WebsiteCreator, through to trading on-line with Sage WebTrader.

"I was also pleasantly surprised that the promise of a quick and easy set up, and smooth integration to our accounting software proved to be accurate. Our order processing is now significantly faster and more efficient, helping us to save time and money.

"Overall we're extremely satisfied with how professional the website looks, and how clear and easy it is for the customer to navigate – and all without the need for us to have any in-depth technical knowledge or e-business experience."


Name Frank Rutowicz
Position Installed Base Manager
Location Sage KHK, Frankfurt, Germany

One of the many topics with which Frank Rutowicz and his installed base team help their customers, is on how to get their businesses on-line. "Customers often don't really understand what e-business is about when they first call me," says Frank, "but they find the support we give them invaluable, and they can soon be enjoying the benefits."

This year, Sage has run over 2,000 e-business seminars for customers and prospects worldwide, and has demonstrated the benefits of e-business to thousands of small businesses.

Over 150,000 customers worldwide are using a Sage web product for some aspect of their business.

We now have a full suite of e-business applications in the UK, US, France, Germany, Portugal and Switzerland.

E-business

Helping our customers obtain real benefits from doing business on-line.

The dot.com revolution has come and gone, but to small businesses the Internet still represents a significant opportunity. Indeed, our research suggests that a "new reality" has emerged. A year ago, the overwhelming message from the industry was that e-business was about selling more. However, SMEs today see e-business as representing a significant opportunity for them to find new customers, reduce costs and streamline business processes. Since making life easier for customers has always been Sage's objective, we are seen as more relevant to e-business than ever before. So wherever a customer's transactions are processed, be it on the desktop, a network, or the Internet, we will ensure that Sage software is a critical component.

Through our investment in web products over the last few years, we have a compelling offering. Our products range from software for creating simple websites, through to highly complex e-commerce systems processing thousands of transactions per day. Our desktop applications are now web-enabled, meaning that our customers can exchange information between their accounting system and their website, without any manual re-keying.

Customers do still need a compelling call to action, as there is a lot of scepticism and mis-understanding in the marketplace. Sage has always had a "tell it like it is" approach to marketing, and to this end we have been running hundreds of e-business seminars throughout the US and Europe. These seminars provide a hands-on introduction to e-business, concentrating on the tangible benefits of e-business to customers, without jargon.

We have found that once a customer sees a trading website exchanging data with an accounting system, the benefits become a lot clearer.

Our e-business products may not yet be driving significant revenues in their own right, but customers are now choosing an accounting system on the basis that it is e-business ready. They understand that accounting is the foundation of e-business, and want to have this in place so they can start trading on-line when they are ready. When the majority of customers are ready to move to e-business, we are confident that this will provide a significant incremental revenue opportunity for Sage.



SOFIX
peely
SOFIX
peel

Company Fixo Patent-Verwertung

vegetable peelers


Name Rene Zapata
Position Salesman

Company **Orpheus Music**
Employees **7**
Location **Texas, US**
Website **www.orpheusmusic.com**

For Orpheus Music, distributor of top quality musical instruments, providing high levels of service to their 3,000 dealers is critical, as a single order can be worth up to $30,000. Orpheus already used Best MAS90 to manage their core accounting and control their inventory, purchase ordering, sales ordering and payroll. To improve customer service further, Orpheus was keen to allow its sales team to access the key accounting data.

Orpheus decided to buy ACT! and Best Software's link between MAS90 and ACT! This allows the sales team to check inventory, back orders, invoices and sales orders from ACT!, without having to run MAS90. "We're much more efficient now," says Rene Zapata, Salesman, "and we can provide much better service by answering practically any customer questions while they are on the telephone."

The system has also reduced costs. Customers on the free-phone number used to have to hold while the information was located. Now answers are available immediately. "Our telephone bill has dropped by a third," reveals Rene, "saving us hundreds of dollars every month."

Of course ACT! in its own right has been a great help to the sales team. "Before we had ACT!, it was difficult to keep track of all our opportunities, and sometimes things slipped through the net," recalls Rene. "Now, it's easy to keep on top of all sales leads, and ACT! has boosted our sales."

Name Diane Coffman
Position Application Design Manager
Location Best Software, Irvine, California, US



Diane designs application enhancements for the MAS90/200 range. She was a driving force behind the development of the ACT! link for MAS90.

ACT! has over 3 million users and over 1,000 resellers worldwide, and a typical customer has between 2 and 5 users.

SalesLogix has over 3,500 customers, and almost 600 channel partners worldwide. In total, there are over 140,000 users. A typical customer has around 20 users. SalesLogix is positioned as a practical and easy to implement solution and recently came top in an independent survey of customer satisfaction for CRM vendors*.

ACT! and SalesLogix are currently integrated with Best Software's MAS90/200 and Best Enterprise product ranges. During 2002, integrated ACT! will be available for Peachtree in the US and Line 50 in the UK.

In our customer research before the Interact acquisition, 85% of Sage entry-level customers said they would consider buying a CRM solution from Sage, and 75% believed that integration with accounting was critical.

*source: CRMGuru.com/High-Yield Marketing/ Mangen Research Associates Multi-function CRM Software: How good is it? - October 2001



CRM

Customer relationship management - enabling our customers to understand and manage their customers better.

Small businesses are increasingly interested in managing their relationships with customers more effectively, by ensuring that their staff have a complete picture of customer histories, and that the sales process itself is more efficient.

Customer relationship management (CRM) software is already popular in the Enterprise market, but our research shows considerable interest from SMEs. Small businesses see CRM as complementary to accounting, since both are based on customer data, and have common areas such as customer histories and order processing. Therefore, SMEs see Sage as a highly credible supplier of CRM software, hence our acquisition of Interact this year. This has brought us two market-leading products in the SME CRM market, namely ACT! and SalesLogix.

ACT! is a real "power" brand, with over 3 million registered users worldwide. It is a contact manager, providing individual salespeople with a powerful selling effectiveness tool. While traditionally aimed at smaller businesses, ACT! is also relevant to larger businesses where salespeople operate individually.

We are developing new versions of ACT! which will integrate seamlessly with our accounting products around the Group. Many of these integrated versions will be launched in 2002. This will allow salespeople to get immediate access to the accounting data, including credit limits, sales histories and account balances. It will also allow changes to customer details (such as their address) to be entered in one system, and automatically updated in the other without re-keying.

Larger customers often require additional functionality such as marketing automation and customer service. They also have more structured sales forces, which require a true sales force automation solution. For these companies, SalesLogix is the right product. We are also building tight integration between SalesLogix and all of our mainstream mid-market accounting applications so that our customers will benefit from having seamlessly integrated business management solutions.

We believe that having CRM as part of our portfolio will provide us with a significant competitive edge. Not only will our front and back-office products share data without expensive customisation, our customers will be able to buy both from a single trusted source, and will only have one point of contact when they need support. This will strengthen our offering to new businesses, and will also provide a significant cross-selling opportunity to our existing 2.8 million customers worldwide.


HARLEY-DAVIDSON
MOTOR
CYCLES
Pearl Flute

Activity Polishing a Vespro saxophone before packing for distribution
Company Orpheus Music


Name
Position
CEO

Company Cyborg
Employees 90
Location Versailles, France
Website www.cyborg.fr

Cyborg is one of Sage France's oldest resellers, selling Sage software since 1988. "We originally chose Sage because it was the market leader, and had a clear strategic vision on how to succeed in the French market," recalls Lionel Monteil, CEO. Cyborg sells the complete range of Sage's small business and mid-market solutions, including Ligne 100, Ligne 500, Ligne 1000 and CS/3. "All the market feedback we receive on software products in France shows that Sage is head and shoulders above the competition," comments Lionel.

Each Cyborg consultant is Sage trained and certified, and is backed up by Sage's own telephone-based technical support whilst on a customer site. Sage's marketing support also means that Cyborg can get to grips with new products and marketing campaigns more quickly. "We need to have the support of a strong software vendor, so we can reassure our customers that they are getting the best possible solutions," comments Lionel.

Cyborg regularly contributes in consultation sessions with Sage about all aspects of the business. Cyborg also gives valuable feedback about Sage products, allowing the R&D teams to make improvements quickly.

Cyborg is enthusiastic about the future opportunities with Sage. "The acquisition of Interact brings us a new offering which we believe will have a great potential in the market," Lionel predicts, "especially as it will integrate with the existing Sage products we sell."

Name: Cyril Aubery
Position: Channel Account Manager
Location: Sage France, Mid-market Division, Paris, France



Cyril Aubery manages the day-to-day relationship with 30 key resellers in the Paris area. He provides them with support and advice to help them with their sales activity, and is a key contributor to their marketing programmes. He also makes sure they are fully up-to-date with developments in the product ranges they sell. "Working closely with the resellers, you really get to know the people," Cyril comments. "It's almost as if we're part of the same team, and it's great when I can help them close a sale."

Sage has 20,000 channel partners worldwide, who delivered 46% of Sage's total new business sales during 2001. To assist these partners we spent over £3 million in the year on joint marketing programmes.

We accredited over 2,000 new business partners last year, and ran a total of 18,000 training courses for business partners. We have 400 staff worldwide dedicated to supporting our channel partners, from marketing through to pre-sales support, implementation and technical support.

Channel

By actively managing our channel to market we ensure all our customers' needs are catered for.

Once a business grows to a certain size, the business owner tends to look for a customised solution that can be tailored to the way the business is run, rather than a packaged solution. To satisfy this demand we have developed a range of customisable products.

Sage has 2.8 million customers worldwide. Each of these customers has particular needs and requirements which need to be resolved at a local level. This explains why we have invested in building a highly professional channel of 20,000 independent business partners worldwide. These partners sell, install and maintain business management software solutions for our customers and provide them with valuable on-site support services.

Our business partners range from small Value Added Resellers specialising in one or more of our applications through to Systems Integrators capable of deploying our sophisticated mid-market products.

In the last few years a new channel has emerged, namely accountants. Accountants have always been highly influential recommenders of accounting software, but in the US and increasingly in Europe, accountants are becoming important resellers of our products and services to their client bases. Moreover, accountants are important customers of Sage.

Helping our channel be more successful is a key driver of future growth, and to this end we are very proactive in supporting our business partners. Our channel managers work closely with partners to help develop and execute their marketing campaigns, and we also provide assistance in closing particularly challenging sales. Additionally, we invest in management seminars designed specifically to help our channel develop their own sales and marketing skills, to take on a broader product offering, to hire more people and expand their businesses more generally. These programmes have been highly successful and will continue next year.

A highly professional channel is therefore critical to the success of Sage. Additionally, the loyalty that our channel partners have to Sage makes it more difficult for new competitors to enter our markets. This is why actively supporting our business partners will always be a top priority for us.



Activity Lionel attending an on-si
visit with one of Cyborg's
important clients, Alexa
Breton of Argus Interac
Company Cyborg

The Board

Directors and Advisors



1 Michael Jackson, 51
Chairman

Non-executive Chairman who has been a director of the Group since 1984. He is Chairman of Elderstreet DrKC Limited, a City of London based venture capital and investment company.

Michael is a director and investor in a number of quoted and unquoted companies, including Software for Sport plc and Micromuse Inc. Michael qualified as a Chartered Accountant with Coopers & Lybrand.

2 Paul Walker, 44
Chief Executive

Paul joined Sage as company accountant in 1984 having previously trained as a Chartered Accountant with Arthur Young. He was appointed Finance Director in 1987 and became Chief Executive in 1994.

In December 2000, Paul was appointed to the Board of Airtours plc as a non-executive director.

3 Paul Stobart, 44
Chief Operating Officer

After qualifying as a Chartered Accountant with Price Waterhouse, Paul spent five years in corporate finance with Hill Samuel before joining Interbrand, an international marketing services consultancy, in 1988.

He joined Sage in 1996 as Business Development Director becoming Chief Operating Officer in January 2000. In May 2001 Paul was appointed a non-executive director of Planit Holdings plc.

4 Paul Harrison, 37
Finance Director

A Chartered Accountant, who qualified with Baker Tilly. Paul joined Price Waterhouse in Newcastle in 1994 before moving to Sage as Group Financial Controller in 1997. He joined the Board as Group Finance Director in April 2000.

5 Graham Wylie, 42
Managing Director of UK operations

Graham, one of the founders of the business in 1981, has a degree in computing and statistics and developed the original Sage Accounts package in the UK. He is Managing Director of Sage's businesses in the UK and Eire.

6 Guy Berruyer, 50
Managing Director of Mainland Europe operations

Guy was a director of Bull and Claris before joining Intuit as Country Manager and then European Director. He joined Sage in 1997 and was appointed to the Board in January 2000.

7 Kevin Howe, 52
Non-executive Director

Kevin joined the Group in 1991 following its acquisition of DacEasy in the US. He served as an executive director until 1 February 2001 when he moved on to his current non-executive role.

Kevin manages Mercury Ventures, a venture capital fund specialising in investment into leading-edge technology start-up businesses.

8 Lindsay Bury, 62
Non-executive Director

Non-executive Director since 1996. Chairman of South Staffordshire Group plc and Henderson Electric and General Investment Trust plc. Lindsay is also a director of Servicepower Technologies plc and is a director and shareholder of a number of private software companies.

9 John Constable, 65
Non-executive Director

Non-executive Director since 1996. John is a former Director General of the British Institute of Management and a current director of the National Merchant Bank of Zimbabwe Limited. He is also a trustee of the Pensions Trust and Chairman of the Harpur Trust.

Financial Advisors
Deutsche Bank
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Brokers
Deutsche Bank
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Brewin Dolphin
Securities Limited
Commercial Union House
39 Pilgrim Street
Newcastle upon Tyne
NE1 6RQ

Principal Bankers
Lloyds TSB Bank plc
Corporate Banking
6/7 Park Row
Leeds
LS1 1NX

Auditors
PricewaterhouseCoopers
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Solicitors
Allen & Overy
One New Change
London
EC4M 9QQ

Registered Office
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

The Sage Group plc
Registered Number: 2231246
www.sage.com

Financial Review

Overview

In the year ended 30 September 2001, turnover increased by 17% to £484.1m (2000: £412.2m). Operating profit rose by 15% to £128.4m (2000: £111.9m), reflecting an operating margin of 27%. Profit before taxation increased by 12% to £121.3m (2000: £108.7m) and basic earnings per share grew by 11% to 6.59p (2000: 5.92p).

These results include the contribution from businesses acquired during the year. The principal acquisition in the year ended 30 September 2001, Interact, contributed £23.6m to turnover and £0.2m to operating profit. The impact of the year on year movement in exchange rates was to increase turnover by £16.2m and operating profit by £3.1m, mainly due to the weakening of the sterling against the US dollar.

Revenue analysis

Revenue can be analysed between that which is attributable to the first time sale of software (referred to as primary revenue) as opposed to the sale of further products and services - principally support contracts, upgrades, training and business forms - to existing customers (referred to as installed base revenue). Primary revenue was 5% ahead of prior year whilst installed base revenue grew by 25%. Installed base revenue now contributes 68% to total revenue (2000: 64%), with support revenue alone contributing 45% to total revenue.

Geographical contributions

In the year ended 30 September 2001, the US contributed 48% of group turnover; the UK 31%; France 15% and Germany and Switzerland 6%. Whilst the US continues to represent the largest market for Sage in revenue terms, the UK remains the most profitable business contributing 44% of operating profit (2000: 49%).

The UK business achieved 13% revenue growth underpinned by strong installed base revenue. As explained in the Chairman's and Chief Executive's Review the UK operating margin has reduced to 38% (2000: 42%).

Faced with tough market conditions in the first half, the French business enjoyed a stronger second half performance, stimulated in part by the sale of Euro-ready products, enabling it to report consistent margins of 29% (2000: 29%) on total revenue of £74.1m.

Sage KHK, in Germany, continued to increase its profitability from a loss position 2 years ago, delivering an operating margin of 23% (2000: 10%) on revenue of £23.3m (2000: £22.2m).

US margins (excluding Interact) moved from 19% to 22%. This increase reflects significant improvement at Peachtree, acquired in February 1999, whose margin increased to 23% (2000: 14%), and Best, acquired in February 2000, whose margin increased to 21% (2000: 14%). These increases reflect a focus on core products and on the significant opportunity to leverage further revenue from the large US customer base. These gains were offset by Interact's lower initial margin of 1% on turnover of £23.6m.

Overall Group operating margins were maintained at 27% for the year (2000: 27%).

Taxation, attributable profits, dividends and earnings per share

A tax charge has been provided on 2001 profits at a rate of 31% (2000: 32%). This is higher than the standard rate of tax in the UK as profits earned outside the UK are taxed at higher rates.

Profit attributable to shareholders was £78.2m (2000: £69.1m), after providing for ordinary dividends of £5.5m (2000: £4.9m).

Total dividends comprise an interim payment of 0.143p per share, paid in June 2001 and 0.282p per share proposed as a final dividend. This makes a total for the year of 0.425p per share, an increase of 10% (2000: 0.386p).

Basic earnings per share of 6.59p covered the ordinary dividend 16 times and grew 11% on last year.

Cash flow, net debt and acquisitions

Cash generation continues to be strong across the Group with £119.6m of operating cash flow generated in the year. After interest, tax and dividends, this gave free cash flow of £83.2m. The major acquisition in the year was Interact, for a gross cash consideration of £189.4m including costs. This

Primary and installed base revenue (£m)
For the year ended 30 September 2001



UK
France
Germany
US
0
40
80
120
160
Primary
Installed base

Geographic analysis of operations (£m)
For the year ended 30 September 2001



Turnover
0
100
200
300
400
500
Operating profit
0
25
50
75
100
125
UK
France
Germany
US

acquisition was financed through a drawing under a new credit facility (see below). Other acquisitions were completed in the period for a cash cost of £28.0m. Acquired businesses held £1.1m of net bank overdraft upon acquisition and debt of £25.0m. After net capital expenditure of £6.7m, payments in respect of prior period acquisitions of £11.8m, and other movements of £8.7m, net debt stood at £190.9m at 30 September 2001 (30 September 2000: £20.8m).

Balance sheet

Capitalised goodwill arising from acquisitions increased by £295.9m in the year resulting in a goodwill asset of £836.3m at 30 September 2001 (2000: £540.4m). The directors consider this asset to represent the aggregate value of acquired customer bases, channels to market, brands and technology - intangible assets which, for the acquisitions made, are expected to increase in value over time. Accordingly no charge for amortisation of goodwill is provided in these accounts.

Treasury

Facilities, cash management and gearing

During the year the Group renegotiated its bank facilities creating a new 5 year multi-currency revolving credit facility of $250m (£170.1m) and a 364-day revolving multi-currency facility of $250m (£170.1m) with an option to covert into a four year term loan. In addition the Group has $48m (£32.7m) of senior notes issued to the US private placement market. At 30 September 2001 $297.6m (£202.5m) had been drawn under the new credit facilities leaving $202.4m (£137.7m) of unutilised debt funding. The Group's debt facilities have been used to finance acquisitions. Group cash balances are invested for appropriate periods with institutions with high credit ratings. No cash is invested within a jurisdiction that may restrict repatriation as a result of foreign exchange restrictions. Gearing remains at prudent levels, with the net debt to EBITDA (earnings before interest, tax, depreciation and amortisation) ratio below 1.5 and with net interest covered by operating profit 18 times.

Hedging strategy

Whilst a substantial proportion of the Group's revenue and profit is earned outside the UK, subsidiaries generally only trade in their own currency. The Group is therefore not subject to any significant foreign exchange transaction exposure. The Group's principal exposure to foreign currency therefore lies in the translation of overseas profits into sterling. This exposure is hedged to the extent that these profits are offset by interest charges in the same currency, arising from the financing of the investment cost of overseas acquisitions by borrowings in the same currency. The Group treasury management policy provides that the Group will seek to fix interest rates on a proportion of its debt when market conditions make this desirable. At 30 September 2001 interest rates were fixed on the $48m of senior notes issued to the US private placement market. Otherwise net debt was held at variable interest rates.

In light of the nature and level of the exposures identified above, the Group does not hold any sophisticated financial instruments such as derivatives.

Paul Harrison
Finance Director

Operating margin (%)




UK
France
Germany
US
0
10
20
30
40
50
2000
2001

Comparison of cumulative earnings and cash flow per share (pence)


operating cash flow per share
earnings per share
10
9
8
7
6
5
4
3
2
1
0
96
97
98
99
00
01

Directors' Report

The directors have pleasure in presenting their report and Group accounts for the year ended 30 September 2001.

Results and dividends

The trading results for the year, dividends paid and proposed, and the amount transferred to reserves are set out on page 26.

Principal activities

The Group's principal activities during the year continued to be the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses.

Review of business

The Group achieved a profit on ordinary activities before taxation of £121,317,000 on a turnover of £484,137,000. A review of operations of the Group during the year and an indication of future prospects are contained in the Chairman's and Chief Executive's Review on pages 2 to 5.

Research and development

The Group's activities in the field of research and development are discussed in the Chairman's and Chief Executive's Review on pages 2 to 5.

Employment policy

The Group continues to give full and fair consideration to applications for employment made by disabled persons, having regard to their respective aptitudes and abilities. The policy includes, where practicable, the continued employment of those who may become disabled during their employment and to provide training and career development and promotion where appropriate. The Group has continued its policy of employee involvement by making information available to employees on matters of concern to them. Many employees are stakeholders in the business through participation in share option schemes.

Directors and their interests

A list of directors, and their interests in the ordinary share capital of the Company is given in note 6 to the accounts. No director had a material interest in any significant contract, other than a service contract, with the Company or any of its subsidiaries at any time during the year.

Substantial shareholdings

At 5 December 2001 the Board was aware of the following substantial shareholding:

Deutsche Asset Management 8.89%

Apart from this interest, the Board was not aware of any other member, other than one director, who had an interest of 3% or more in the share capital of the Company as at 5 December 2001.

Charitable contributions

During the year, the Group made charitable contributions totalling £108,000.

Creditor payment policy

Given the international nature of its operations the Group does not operate a standard code in respect of payments to suppliers. Subsidiary operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, including the terms of payment. It is the Group's policy that payments to suppliers are made promptly in accordance with these terms. Creditor days for the Group have been calculated at 43 days (2000: 40 days).

Economic and Monetary Union (EMU)

The Group's objective is for all relevant subsidiaries to be able to handle business in Euros when required. In many cases, necessary system upgrades were undertaken as part of the Year 2000 upgrade process.

Annual General Meeting

Notice of the fourteenth Annual General Meeting of The Sage Group plc to be held on 1 March 2002 is set out on page 53. A form of proxy is enclosed for the use of members who wish to use one. It should be returned so as to be with the Company's registrars no later than 11.00am on Wednesday 27 February 2002. As well as the ordinary business of the meeting, resolutions will also be proposed to enable the directors to continue to use their existing power to allot unissued shares in the capital of the Company and to allot equity securities for cash up to an aggregate nominal amount of £636,260. This amount represents 5% of the issued ordinary share capital of the Company. In accordance with the Company's Articles of Association, the directors retiring at the Annual General Meeting will be Mr L C N Bury, Professor C J Constable and Mr K C Howe, none of whom have a service contract with the Company.

Directors' responsibilities

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit and loss for that period. It is also the directors' responsibility to maintain adequate accounting records for safeguarding assets of the Company and the Group and for preventing and detecting fraud and other irregularities. The directors confirm that the financial statements have been prepared on the going concern basis and that suitable accounting policies, consistently applied, and supported by reasonable and prudent judgements, have been used in the preparation of the financial statements and that applicable accounting standards have been followed.

Auditors

A resolution to re-appoint PricewaterhouseCoopers will be put to members at the Annual General Meeting.

On behalf of the Board

P S Harrison
Director and Secretary
5 December 2001

Corporate Governance Statement

The Company and the Group are committed to high standards of corporate governance. The Board is accountable to the Company's shareholders for good corporate governance. This statement describes how the relevant principles of corporate governance are applied to the Company. Throughout the year the Company has been in compliance with the provisions set out in the Combined Code for Corporate Governance appended to the Listing Rules of the UK Listing Authority, unless otherwise indicated.

The Workings of the Board and its Committees

The Board

The Board currently comprises the non-executive Chairman, the Chief Executive, four other executive directors, two independent non-executive directors and another non-executive director. The roles of the Chairman and the Chief Executive are quite distinct from one another and are clearly defined. The directors' biographies appear on page 17. These demonstrate that the directors have a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which is vital to the success of the Group.

The Board is responsible to shareholders for the proper management of the Group. Where it is considered appropriate, training will be made available to directors. A statement of the directors' responsibilities in respect of the accounts is set out on page 21. The Board has an informal schedule of matters specifically reserved to it for decision.

All directors have access to the advice and services of the Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Secretary ensures that the directors take independent professional advice as required. The appointment and removal of the Secretary is a matter for the Board as a whole.

The Board meets formally six times a year, reviewing trading performance, ensuring adequate funding, setting and monitoring strategy, examining major acquisition opportunities and reporting to shareholders. The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered. To enable the Board to discharge its duties, all directors receive appropriate and timely information. Briefing papers are distributed by the Secretary to all directors in advance of Board meetings.

The following committees deal with the specific aspects of the Group's affairs:

Remuneration and Succession Committee

The Group's Remuneration and Succession Committee is chaired by Mr L C N Bury, and its other member is another non-executive director, Professor C J Constable. The Chief Executive attends meetings (except when his own performance and remuneration are under review) but is not a member of the Committee. The Committee is responsible for making recommendations to the Board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The Committee determines the contract terms, remuneration and other benefits for each of the executive directors, including share options, performance related bonus schemes, pension rights and compensation payments. Remuneration consultants advise the Committee. The Board itself determines the remuneration of the non-executive directors.

Details of the Company's policies on directors' remuneration are given in the Remuneration Report on page 25. The Committee is also responsible for proposing candidates for appointment to the Board, having regard to the balance and structure of the Board. In appropriate cases, recruitment consultants are used to assist in the process. All directors are subject to re-election at least every three years.

Audit Committee

The Audit Committee is chaired by Professor C J Constable, and its other members are Mr L C N Bury and Mr M E W Jackson. It meets at least twice a year. The Committee provides a forum for reporting by the Group's internal and external auditors. Meetings are also attended, by invitation, by the Group Finance Director. The Audit Committee is responsible for reviewing half year and annual accounts before their submission to the Board. The Audit Committee advises the Board on the appointment of external auditors and on their remuneration both for audit and non-audit work, and discusses the nature, scope and results of the audit with external auditors. The Audit Committee keeps under review the cost effectiveness, the independence and objectivity of the external auditors. In addition, the Audit Committee reviews the appointment, remuneration and utilisation of internal audit resource.

Relations with shareholders

Communication with shareholders is given high priority. The Chairman's and Chief Executive's Review on pages 2 to 5 includes a detailed review of the business and future developments. A full Annual Report and Accounts is sent to shareholders. The Company also has a website (www.sage.com) which contains up to date information on Group activities and published financial results.

There is regular dialogue with individual institutional shareholders, as well as presentations to analysts after the Company's announcement of the year-end and half-year results.

The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Details of resolutions to be proposed at the Annual General Meeting on 1 March 2002 can be found in the Notice of Meeting on page 53.

Internal control

The Board is responsible for the effectiveness of the Group's system of internal controls. The internal control systems are designed to meet the Group's particular needs and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against misstatement or loss.

Following publication of guidance for directors on internal control (The Turnbull Guidance), the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group's strategic objectives. The process has been in place throughout 2001 and up to the date of approval of the Annual Report and Accounts, and accords with The Turnbull Guidance. The effectiveness of this process has been reviewed by the Audit Committee which reports its findings to the Board. The processes used by the Audit Committee to review the effectiveness of the system of internal control include discussions with management on significant risk areas identified and the review of plans for, and results from, internal and external audit.

The Audit Committee reports to the Board the results of its review of the risk assessment process. The Board then draws its collective conclusion as to the effectiveness of the system of internal control.

The key procedures which the directors have established with a view to providing effective internal control are as follows:

Identification of business risks

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes, which are reviewed and improved as necessary, include strategic planning, the appointment of senior managers, the regular monitoring of performance, and control over capital expenditure and acquisitions.

Quality and integrity of personnel

The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses. High quality personnel are seen as an essential part of the control environment.

Management structure

The Board has overall responsibility for the Group. Each executive director has been given responsibility for specific aspects of the Group's affairs. A clearly defined organisational structure exists within which individual responsibilities are identified and can be monitored.

The management of the Group as a whole is delegated to the Chief Executive and the executive directors. The conduct of Sage's individual businesses is delegated to the local executive management teams. These teams are accountable for the conduct and performance of their businesses within the agreed business strategy. They have full authority to act subject to the reserved powers and sanctioning limits laid down by the Board and to Group policies and guidelines.

Internal audit

The Group utilises internal audit resource supplied by KPMG to review compliance with procedures and assess the integrity of the control environment. Internal audit acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained.

Budgetary process

A comprehensive budgeting system is in place, with annual budgets of all operating subsidiaries being approved by respective subsidiary Boards and overall budgets by the Group Board. Management information systems provide the directors with relevant and timely information required to monitor financial performance.

Investment appraisal

Budgetary approval and defined authorisation levels regulate capital expenditure. As part of the budgetary process the Board considers proposals for research and development programmes. Acquisition activity is subject to internal guidelines governing investment appraisal criteria, negotiation, execution and post-acquisition management.

Going concern

The following statement has been included in accordance with the Listing Rules: Based on normal business planning and control procedures, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the accounts.

Statement by the directors on compliance with the provisions of the Combined Code

The Company has been in full compliance with the provisions set out in Section 1 of the Combined Code throughout the year with the exception of provisions A.1.2, A.2.1 and A.3.2, being the existence of a formal schedule of matters specifically reserved for the Board, the identification of a senior independent non-executive director and the requirement that the majority of non-executive directors should be independent. Given that there is a non-executive chairman, it is believed that identifying a separate senior independent director is not necessary. By virtue of Mr K C Howe becoming a non-executive director during the year, two out of four non-executive directors would not be regarded as independent under the Combined Code. Nonetheless, the directors consider that the Board composition gives due weight to the impartial input from and the experience of non-executive directors.

Environmental policy

Recognising that Sage's operations have minimal environmental impact, Sage's environmental policy is to:

- Apply good environmental practice in our business operations, for example, incorporating the use of electronic rather than printed media for distribution with our products.
- Endeavour to minimise waste production, recycling as much of our waste products as is economically practicable. Those items that cannot be recycled are disposed of in an environmentally friendly way.
- Meet the relevant regulatory requirements.

Remuneration Report

Compliance
The constitution and operation of the Remuneration and Succession Committee is in compliance with the principles of Section 1 of the Combined Code.

Objectives
The main aim of the Committee is to attract, retain and motivate high calibre individuals with a competitive package of remuneration comprising basic salary, incentives and rewards which are linked to the overall performance of the Group but also recognise individual performance and responsibility. The following is intended as a summary of the remuneration packages and policies of the Company with regard to directors.

Remuneration policy
The objective is to attract, retain and motivate high calibre executives through pay arrangements, which are competitive, but also in the best interests of shareholders. In addition to individual performance, reference is made to pay levels in companies of similar size and to suggestions by appropriate external remuneration consultants. Non-pensionable bonuses are paid to executive directors based upon their attainment of targets determined by the Remuneration and Succession Committee. Details of directors' emoluments are given in note 6 to the accounts.

Share options
The Group operates three share option schemes. Details of options are given in note 17 to the accounts. The executive directors are responsible for supervising the share option schemes in accordance with rules approved by shareholders in general meeting. Under the provisions of the executive share option schemes, directors, managers and employees who are judged to have made a significant contribution to the Group's development to date, and are considered to be likely to continue to provide an exceptional and continuing contribution to the realisation of strategic goals in the future, are granted share options in the Company. Details of the share options held by the directors are shown in note 6 to the accounts. On 16 December 1999 a new executive share option scheme was approved by shareholders. The rules of the new scheme provide that no more than 7½ per cent of issued ordinary share capital in the Company may be made available for issue under any discretionary share scheme in any 10 year period. In addition, the rules contain a "3 per cent in 3 year" limit, under which no more than 3 per cent of the issued share capital may be made available for issue under discretionary options in any 3 year period. These limits were considered appropriate given the relatively limited number of shares issued over recent years to finance the growth of the business and the increased need to offer share options to retain key employees in all the Group's geographic markets.

Directors' service contracts
There are no contracts of service under which directors are employed other than contracts expiring, or terminable, within one year and without payment of compensation.

Directors' remuneration
Information on the remuneration of the directors is shown in note 6 to the accounts.

On behalf of the Board

L C N Bury
Director
5 December 2001

Consolidated Profit and Loss Account

For the year ended 30 September 2001

	Note	Continuing operations £'000	Acquisitions £'000	2001 Total £'000	2000 Total £'000
Turnover	2	460,582	23,555	484,137	412,153
Cost of sales		(49,694)	(1,037)	(50,731)	(43,066)
Gross profit		410,888	22,518	433,406	369,087
Selling and administrative expenses		(282,658)	(22,367)	(305,025)	(257,205)
Operating profit	2,3	128,230	151	128,381	111,882
Interest receivable				3,192	3,139
Interest payable and similar charges	4			(10,256)	(6,273)
Profit on ordinary activities before taxation				121,317	108,748
Taxation on profit on ordinary activities	7			(37,609)	(34,799)
Profit on ordinary activities after taxation				83,708	73,949
Equity minority interest	25			32	71
Profit for the financial year				83,740	74,020
Equity dividends	8			(5,515)	(4,898)
Amount transferred to reserves	17(b)			78,225	69,122
Earnings per share (pence) – basic	23			6.59p	5.92p
Earnings per share (pence) – diluted	23			6.51p	5.82p
Dividend per share (pence)	8			0.425p	0.386p

There is no material difference between profits and losses as reported above and historical cost profits and losses in either the current or comparative year.

Consolidated Balance Sheet

As at 30 September 2001

	Note	2001 £'000	2000 £'000
Fixed assets			
Intangible assets	9	**836,329**	540,422
Tangible assets	10	**51,208**	46,504
		887,537	586,926
Current assets			
Stocks	12	**2,308**	2,489
Debtors	13	**95,248**	85,369
Cash at bank and in hand	24(b)	**42,764**	66,417
		140,320	154,275
Creditors: amounts falling due within one year	14	**(138,479)**	(110,178)
Net current assets		**1,841**	44,097
Total assets less current liabilities		**889,378**	631,023
Creditors: amounts falling due after more than one year	15	**(237,585)**	(78,472)
Deferred income		**(112,809)**	(98,066)
Equity minority interest	25	**(62)**	(94)
		538,922	454,391
Capital and reserves			
Called up equity share capital	17(a)	**12,725**	12,680
Share premium account	17(b)	**437,671**	432,690
Merger reserve	17(b)	**61,111**	61,111
Profit and loss account	17(b)	**27,415**	(52,090)
Equity shareholders' funds		**538,922**	454,391

Company Balance Sheet

As at 30 September 2001

	Note	2001 £'000	2000 £'000
Fixed assets			
Investments	11	**631,636**	432,363
Current assets			
Debtors	13	**366,598**	323,190
Cash at bank and in hand		**1,071**	20,560
		367,669	343,750
Creditors: amounts falling due within one year	14	**(95,752)**	(66,869)
Net current assets		**271,917**	276,881
Total assets less current liabilities		**903,553**	709,244
Creditors: amounts falling due after more than one year	15	**(225,787)**	(77,143)
		677,766	632,101
Capital and reserves			
Called up equity share capital	17(a)	**12,725**	12,680
Share premium account	17(b)	**437,671**	432,690
Merger reserve	17(b)	**61,111**	61,111
Profit and loss account	17(b)	**166,259**	125,620
Equity shareholders' funds		**677,766**	632,101

The financial statements on pages 26 to 51 were approved by the Board of Directors on 5 December 2001 and are signed on their behalf by:

P A Walker
Director

P S Harrison
Director

Consolidated Cash Flow Statement

For the year ended 30 September 2001

	Note	2001 £'000	2000 £'000
Net cash inflow from operating activities	24(a)	**119,576**	104,998
Returns on investments and servicing of finance			
Interest received		**3,302**	3,029
Interest paid		**(9,023)**	(5,531)
Issue cost of loans	24(c)	**(1,877)**	–
Interest element of finance lease rental payments		**(415)**	(261)
Net cash outflow from returns on investments and servicing of finance		**(8,013)**	(2,763)
Taxation			
Corporation tax paid		**(23,184)**	(34,266)
Capital expenditure			
Payments to acquire tangible fixed assets	10	**(11,619)**	(17,786)
Receipts from sales of tangible fixed assets		**4,865**	389
Net cash outflow from capital expenditure		**(6,754)**	(17,397)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration – current year acquisitions	18(c)	**(218,474)**	(329,756)
– prior year acquisitions		**(11,781)**	(672)
Net cash outflow from acquisitions and disposals		**(230,255)**	(330,428)
Equity dividends paid		**(5,182)**	(4,490)
Cash outflow before financing and management of liquid resources		**(153,812)**	(284,346)
Management of liquid resources			
Decrease in short term deposits	24(e)	**11,212**	29,785
Financing			
Shares issued	24(c)	**2,381**	298,450
Share issue costs		**–**	(7,614)
Movement in loan funding	24(c)	**130,906**	2,464
Repayment of capital element of finance leases	24(c)	**(2,758)**	(5,271)
Net cash inflow from financing		**130,529**	288,029
(Decrease)/increase in cash in the year	24(b)	**(12,071)**	33,468

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 30 September 2001

	2001 £'000	2000 £'000
Profit for the financial year	83,740	74,020
Translation of foreign currency net investments and related borrowings	3,463	(2,963)
Total recognised gains and losses relating to the year	87,203	71,057

Reconciliation of Movements in Equity Shareholders' Funds

For the year ended 30 September 2001

	2001 £'000	2000 £'000
Profit for the financial year	83,740	74,020
Dividends	(5,515)	(4,898)
Amount transferred to reserves	78,225	69,122
Translation of foreign currency net investments and related borrowings	3,463	(2,963)
Movement in goodwill on prior year acquisitions	5	634
Shares issued	2,838	312,420
Net increase in equity shareholders' funds	84,531	379,213
Opening equity shareholders' funds	454,391	75,178
Closing equity shareholders' funds	**538,922**	454,391

Notes to the Accounts

For the year ended 30 September 2001

1 Accounting policies

a Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. The true and fair override provisions of the Companies Act 1985 have been invoked as detailed in note (c) below.

b Basis of consolidation

The financial statements of the Group comprise the financial statements of the Company and its subsidiaries prepared to 30 September 2001. Subsidiaries acquired during the year are included in the Group financial statements using the acquisition method of accounting. Accordingly, the Group profit and loss account and statement of cash flows include the results and cash flows from the effective date of acquisition. The purchase consideration is allocated to assets and liabilities on the basis of fair value at the date of acquisition. No profit and loss account is presented for The Sage Group plc as permitted by Section 230 of the Companies Act 1985.

c Goodwill

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 October 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was eliminated against reserves in accordance with the accounting standard then in force. If a subsidiary or business is subsequently sold or closed, any goodwill arising on consolidation that was eliminated against reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

The directors have concluded that they should evaluate the life of goodwill on a case by case basis, amortising goodwill in instances where a fixed life is considered appropriate. Goodwill which is not amortised is subject to an annual impairment review. Goodwill on businesses acquired since 1 October 1998 has all been assessed as having an indefinite life. This is because the main intangible assets that the Group has acquired are customer bases, channels of distribution and brands. However none of these intangible assets qualify as a separable net asset under FRS 10, therefore they have not been accounted for separately. Based on past experience, the directors consider that taken together these assets enhance in value over time. This results from better customer and channel management and brand development, which enhances returns on acquired businesses. The carrying value of this goodwill will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

The financial statements depart from the specific requirements of the companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify the impact of this departure.

Impairment review – The need for any goodwill impairment write-down is assessed by comparison of the carrying value of the asset against the higher of net realisable value or value in use. The value in use is determined from estimated discounted future cash flows. Discount rates used are based on the circumstances of the individual business.

d Revenue recognition

Turnover represents amounts invoiced to third parties after deducting credit notes, allowances, trading discounts and sales tax. The Group derives revenue from software licences, postcontract customer support (PCS) and other products and services. PCS includes telephone support and maintenance updates. Other products and services include the sale of business forms and training.

Software licences – The Group recognises the revenue allocable to software licences and specified upgrades upon shipment of the software product or upgrade, when there are no significant vendor obligations remaining, when the fee is fixed and determinable and when collectability is considered probable. Where appropriate the Group provides a reserve for estimated returns under the standard acceptance terms at the time the revenue is recorded. If collectability is not considered probable, revenue is recognised when the fee is collected.

Postcontract customer support – Revenue allocable to PCS is recognised on a straight-line basis over the term of the PCS. Revenue not recognised in the profit and loss account under this policy is classified as deferred income in the balance sheet.

Other products and services – Revenue allocable to other products and services is recognised as the products are shipped, or services are provided.

e Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation on tangible fixed assets is provided for as follows:

Freehold buildings	– 50 years
Long leasehold land and buildings	– over period of lease
Plant and equipment	– 15%-33.3% per annum on reducing balance
Fixtures and fittings	– 15% per annum on reducing balance
Motor vehicles	– 25% per annum on reducing balance

f Development costs and other intangible assets

All costs associated with the development of software are written off as incurred.

g Stocks

Stocks are stated at the lower of cost and net realisable value.

h Leasing

Where assets are acquired by finance leasing arrangements which give rights approximating to ownership the amount representing the purchase price of such assets is included in tangible fixed assets and the related obligations are included as creditors. The interest elements of the rental obligations are charged in the profit and loss account over the period of the lease and represent a constant proportion of the balance of capital repayments outstanding. All other leases are classified as operating leases and the annual rentals are charged to the profit and loss account as they fall due.

i Foreign currency translation

Foreign currency assets and liabilities are translated into sterling at rates of exchange ruling at the year-end. Trading results are translated at the average rate prevailing during the relevant period. Differences arising on the re-translation of the net investments and the results for the year are taken directly to reserves together with differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against Group equity investments in foreign enterprises. All other exchange differences are dealt with in the profit and loss account.

j Deferred taxation

Provision is made for deferred taxation to the extent that there is a reasonable probability that a liability will arise in the foreseeable future.

k Pension schemes

The Group operates money purchase pension schemes for certain of its employees. The contributions are charged to the profit and loss account as they fall due.

l Investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

2 Segment information

The directors consider there to be only one class of business being the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses. Therefore, only geographical segment information is given below. The geographical analysis of turnover by destination is as follows:

	2001 £'000	2000 £'000
United Kingdom	**137,661**	122,865
Mainland Europe[1]	**121,023**	104,330
United States of America[2,3]	**213,462**	173,820
Rest of World	**11,991**	11,138
	484,137	412,153

The geographical analysis of turnover, operating profit and net assets/(liabilities) by origin is as follows:

	2001 Turnover £'000	2001 Operating profit £'000	2001 Net assets/(liabilities) £'000	2000 Turnover £'000	2000 Operating profit £'000	2000 Net assets/(liabilities) £'000
United Kingdom	**148,839**	**56,316**	**159,340**	132,124	54,965	140,323
Mainland Europe[1]	**102,554**	**26,332**	**25,000**	98,092	22,628	29,735
United States of America[2,3]	**232,744**	**45,733**	**607,745**	181,937	34,289	335,554
	484,137	**128,381**	**792,085**	412,153	111,882	505,612
Unallocated net liabilities[4]	**–**	**–**	**(253,163)**	–	–	(51,221)
	484,137	**128,381**	**538,922**	412,153	111,882	454,391

Notes:
1 Comparative figures includes post acquisition contribution of Softinc Ltd, trading as Sesam.
2 Includes post acquisition contribution of Interact Commerce Corporation (see note 18(a)).
3 Comparative figures include post acquisition contribution of Best Software, Inc..
4 Unallocated net liabilities comprise net debt, taxation, dividends, deferred consideration and equity minority interest.

3 Operating profit

Operating profit is stated after charging/(crediting):

	2001 £'000	2000 £'000
Staff costs (including directors' emoluments):		
– Wages and salaries	**163,106**	134,519
– Social security costs	**23,657**	21,281
– Other pension costs	**5,082**	3,030
Research and development expenditure (including staff costs)	**50,070**	38,867
Depreciation of tangible fixed assets:		
– Owned	**12,678**	8,880
– Leased	**251**	377
Loss/(profit) on sale of tangible fixed assets	**1,039**	(493)
Operating lease rentals:		
– Plant and machinery	**1,424**	1,437
– Land and buildings	**14,235**	10,843
Auditors' remuneration	**506**	440

Auditors' remuneration shown above includes £20,000 (2000: £19,000) in respect of the Company. Non-audit services supplied by the Company's auditors amounted to £249,000 (2000: £450,000).

4 Interest payable and similar charges

	2001 £'000	2000 £'000
Interest on borrowings	**9,351**	5,787
Amortisation of issue costs on loans	**490**	225
Finance lease charges	**415**	261
	10,256	6,273

5 Employees

The average monthly number of persons employed by the Group during the year was:

	2001 number	2000 number
United Kingdom	**1,627**	1,401
Mainland Europe	**1,498**	1,533
United States of America	**2,053**	1,708
	5,178	4,642

6 Directors

a The directors' interests in the ordinary shares of the Company are set out below:

	Ordinary shares At 30 September 2001	Ordinary shares At 30 September 2000
G S Berruyer	**–**	–
L C N Bury	**500,000**	500,000
C J Constable	**30,000**	30,000
P S Harrison	**12,030**	–
K C Howe	**575,000**	1,611,000
M E W Jackson	**369,250**	369,250
P L Stobart	**15,040**	–
P A Walker	**8,504,650**	8,504,650
A W G Wylie	**118,271,970**	118,271,970
	128,277,940	129,286,870

Notes:
1 The above interests in the ordinary share capital of the Company are beneficial other than Mr A W G Wylie's holding which includes 38,500,000 (2000: 38,500,000) held by him as trustee in a non-beneficial capacity.
2 There have been no changes in the directors' holdings in the share capital of the Company between 30 September 2001 and 5 December 2001.

b Details of all outstanding options held under executive schemes are set out below:

Options	Exercise price	At 30 September 2000 number	Granted during the year number	Exercised during the year number	At 30 September 2001 number
G S Berruyer	81.10p	850,000	–	–	**850,000**
	136.00p	350,000	–	–	**350,000**
	329.75p	–	121,304	–	**121,304**
P S Harrison	81.10p	150,000	–	–	**150,000**
	136.00p	60,000	–	–	**60,000**
	721.00p	30,000	–	–	**30,000**
	329.75p	–	65,595	–	**65,595**
M E W Jackson	136.00p	300,000	–	–	**300,000**
P L Stobart	43.20p	757,410	–	(300,000)	**457,410**
	81.10p	400,000	–	–	**400,000**
	136.00p	210,000	–	–	**210,000**
	329.75p	–	121,304	–	**121,304**
P A Walker	9.96p	2,500,000	–	–	**2,500,000**
	33.90p	1,560,000	–	–	**1,560,000**
	136.00p	440,000	–	–	**440,000**
	329.75p	–	151,630	–	**151,630**
A W G Wylie	136.00p	350,000	–	–	**350,000**
	329.75p	–	121,304	–	**121,304**
		7,957,410	581,137	(300,000)	**8,238,547**

Notes:
1 Exercise dates for these options are disclosed in note 17(a), as is relevant market price information.
2 All share options exercised above were exercised on 11 December 2000 when the prevailing market price was 413p.
3 Total gains on the exercise of share options were £1,182,061 (2000: £nil), including £1,109,400 (2000: £nil) on executive share options.
4 Including gains on share options, the total emoluments of the highest paid director were £1,571,030 (2000: £549,000).

6 Directors – continued

c Details of all outstanding options held under savings related share option schemes are set out below:

Options	Exercise price	At 30 September 2000 number	Granted during the year number	Exercised during the year number	At 30 September 2001 number
P S Harrison	64.80p[2]	12,030	–	(12,030)	**–**
	114.80p[1(a)]	1,680	–	–	**1,680**
	240.00p[1(b)]	–	3,229	–	**3,229**
M E W Jackson	64.80p[1(c)]	30,090	–	–	**30,090**
P L Stobart	64.80p[3]	15,040	–	(15,040)	**–**
	240.00p[1(b)]	–	4,036	–	**4,036**
P A Walker	240.00p[1(b)]	–	4,036	–	**4,036**
		58,840	11,301	(27,070)	**43,071**

Notes:
1 These options are exercisable between the following dates:
(a) 1 February 2002 – 31 July 2002
(b) 1 March 2004 – 31 August 2004
(c) 1 February 2005 – 31 July 2005
2 At the date of exercise the prevailing market price was 356p.
3 At the date of exercise the prevailing market price was 315p.
4 Total gains on the exercise of savings related share options were £72,661 (2000: £nil).

d Directors' emoluments for the year ended 30 September 2001 were as follows:

	Salary and fees £'000	Bonus £'000	Benefits in kind[5] £'000	Total 2001 £'000	Total 2000 £'000	Pension contributions 2001[4] £'000	Pension contributions 2000 £'000
G S Berruyer[1]	188	76	5	**269**	186	**–**	–
L C N Bury	28	–	–	**28**	25	**–**	–
C J Constable	32	–	–	**32**	33	**–**	–
P S Harrison[2]	135	47	10	**192**	97	**20**	9
K C Howe	70	–	6	**76**	213	**2**	8
A J Hughes[3,6]	–	–	–	**–**	131	**–**	16
M E W Jackson	117	15	1	**133**	110	**18**	16
P L Stobart	255	115	16	**386**	360	**38**	34
P A Walker	320	202	17	**539**	506	**48**	43
A W G Wylie	255	138	21	**414**	388	**38**	34
	1,400	593	76	**2,069**	2,049	**164**	160

Notes:
1 Comparative from 1 January 2000.
2 Comparative from 1 April 2000.
3 Comparative to 31 March 2000.
4 Retirement benefits were accruing to six directors (2000: seven). All pension contributions accrued under money purchase schemes.
5 Benefits in kind include the provision of a company car, fuel and insurance.
6 Included in benefits in kind in respect of Mr A J Hughes is £nil (2000: £16,000) payable upon his retirement being non-cash benefits comprising a motor vehicle.

7 Taxation on profit on ordinary activities

	2001 £'000	2000 £'000
UK corporation tax	**22,303**	18,433
Overseas corporation tax	**15,306**	16,366
	37,609	34,799

A discussion of the Group's tax charge can be found on page 18.

8 Equity dividends

	2001 £'000	2000 £'000
Interim paid 0.143p per share (2000: 0.130p)	**1,932**	1,648
Final proposed 0.282p per share (2000: 0.256p)	**3,583**	3,250
Total 0.425p (2000: 0.386p)	**5,515**	4,898

9 Intangible fixed assets – goodwill

	£'000
Cost and net book value	
At 1 October 2000	540,422
Acquisition of subsidiary undertakings	295,907
At 30 September 2001	**836,329**

Details of the accounting policy on goodwill can be found on page 31, and a discussion of the policy on page 19. Based on this accounting policy no amortisation has been provided to date.

10 Tangible fixed assets

	Freehold land and buildings £'000	Long leasehold land and buildings £'000	Plant and equipment £'000	Fixtures and fittings £'000	Motor vehicles £'000	Total £'000
Cost						
At 1 October 2000	13,174	739	55,380	14,627	2,579	86,499
Additions	112	808	6,752	3,421	526	11,619
Disposals	(33)	(471)	(6,655)	(3,756)	(557)	(11,472)
Acquisitions of subsidiary undertakings	–	–	10,031	2,369	220	12,620
Exchange movements	–	–	173	67	16	256
At 30 September 2001	**13,253**	**1,076**	**65,681**	**16,728**	**2,784**	**99,522**
Depreciation						
At 1 October 2000	100	498	30,845	7,509	1,043	39,995
Charge for the year	100	82	10,257	1,998	492	12,929
Disposals	–	(329)	(5,612)	(3,604)	(324)	(9,869)
Acquisitions of subsidiary undertakings	–	–	4,191	857	125	5,173
Exchange movements	–	–	46	32	8	86
At 30 September 2001	**200**	**251**	**39,727**	**6,792**	**1,344**	**48,314**
Net book value						
At 30 September 2001	**13,053**	**825**	**25,954**	**9,936**	**1,440**	**51,208**
At 30 September 2000	13,074	241	24,535	7,118	1,536	46,504

Included in the fixed assets above are assets purchased under finance leases, the cost, accumulated depreciation and net book values of which are as follows:

	Plant and equipment £'000	Fixtures and fittings £'000	Motor vehicles £'000	Total £'000
Cost				
At 30 September 2001	**2,178**	–	–	**2,178**
At 30 September 2000	1,811	348	40	2,199
Depreciation				
At 30 September 2001	**2,041**	–	–	**2,041**
At 30 September 2000	1,417	328	18	1,763
Net book value				
At 30 September 2001	**137**	–	–	**137**
At 30 September 2000	394	20	22	436

11 Investments

Equity interests in subsidiary undertakings are as follows:

	Company £'000
Cost	
At 1 October 2000	432,659
Additions	199,273
At 30 September 2001	**631,932**
Provision for diminution in value	
At 1 October 2000 and 30 September 2001	(296)
Net book value	
At 30 September 2001	**631,636**
At 30 September 2000	432,363

Principal trading subsidiary undertakings, included in the Group accounts at 30 September 2001, are shown below. All of these subsidiary undertakings are wholly owned and are engaged in the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses.

Company	Country of Incorporation
Sage (UK) Limited (formerly Sage Software Limited)	England
Sage Enterprise Solutions Limited[1]	England
Best Software of California, Inc. (formerly Sage Software, Inc.)[1]	US
Best US Holdings, Inc. (formerly Sage US Holdings, Inc.)[1]	US
Peachtree Software, Inc.[1]	US
Best Software, Inc.[1]	US
Interact Commerce Corporation[1]	US
Ciel SA[1]	France
Sage France[1]	France
Sage KHK Software GmbH & Co KG[1]	Germany
Softinc Ltd (trading as Sesam)	Switzerland

Notes:
1 Shares held by subsidiary undertakings.
2 All investments are in ordinary share capital, with the exception of Sage KHK Software GmbH & Co KG, which is a partnership in which two subsidiary undertakings are equity partners.
3 All companies operate in their country of incorporation.

12 Stocks

	2001 £'000	2000 £'000
Materials	889	976
Work in progress	3	34
Finished goods	1,416	1,479
	2,308	2,489

13 Debtors

	Group		Company	
	2001 £'000	2000 £'000	2001 £'000	2000 £'000
Trade debtors	77,743	62,913	–	–
Amounts owed by Group undertakings	–	–	366,598	322,801
Other debtors	5,342	7,701	–	160
Prepayments	8,915	7,809	–	–
Taxation recoverable	3,248	6,946	–	229
	95,248	85,369	366,598	323,190

Other debtors falling due in more than one year after the balance sheet date were £1,301,000 (2000: £1,043,000).

14 Creditors: amounts falling due within one year

	Group		Company	
	2001 £'000	2000 £'000	2001 £'000	2000 £'000
Current portion of loans (note 15(a))	7,584	8,131	7,496	7,985
Bank overdraft (note 24(b))	10	402	–	–
Current portion of finance lease obligations (note 15(b))	57	199	–	–
Trade creditors	43,801	37,651	–	–
Amounts owed to Group undertakings	–	–	75,700	47,732
Corporation tax	31,255	17,537	1,356	–
Other creditors, taxes and social security costs	12,188	11,238	–	–
Accruals	20,962	15,271	947	619
Deferred consideration on acquisitions and cost of share options assumed	19,039	16,499	6,670	7,283
Proposed dividend	3,583	3,250	3,583	3,250
	138,479	110,178	95,752	66,869

Included in the figures above is £41,490,000 (2000: £28,565,000) relating to taxation (including Corporation tax) and social security.

15 Creditors: amounts falling due after more than one year

	Group		Company	
	2001 £'000	2000 £'000	2001 £'000	2000 £'000
Loans	226,039	78,395	225,787	77,143
Finance lease obligations	21	77	–	–
Deferred consideration	11,525	–	–	–
	237,585	78,472	225,787	77,143

a Loans

	Group		Company	
Amounts falling due	2001 £'000	2000 £'000	2001 £'000	2000 £'000
In one year or less	7,584	8,131	7,496	7,985
In more than one year but not more than two years	41,760	8,205	41,667	8,057
In more than two years but not more than five years	184,279	69,542	184,120	69,086
In more than five years	–	648	–	–
	233,623	86,526	233,283	85,128
Less: included in creditors falling due within one year (note 14)	(7,584)	(8,131)	(7,496)	(7,985)
	226,039	78,395	225,787	77,143

Included in loans above and in note 14 is £235,125,000 (2000: £85,583,000) of unsecured loans (before unamortised issue costs) taken out in connection with acquisitions.

Of this sum, $48,000,000 (£32,660,000) (2000: $60,000,000 (£40,986,000)) relates to Senior Notes which were issued to the US private placement market. These notes are repayable in equal annual instalments from 2001 to 2005 and carry a fixed interest coupon of 6.77% per annum.

The remaining bank loans of £202,465,000 (2000: £44,597,000) are drawn down under multi-currency credit facilities. During the year the Company's existing $142,500,000 facility was replaced with two $250,000,000 facilities, referred to as Facility A and Facility B, providing total funds of $500,000,000. Facility A is available on a revolving basis through to 27 March 2002 and thereafter as a term loan with a fixed repayment profile through to 27 March 2006. Facility B is available on a revolving basis through to 27 March 2006. At 30 September 2001 £32,362,000 was drawn down under Facility A and £170,103,000 drawn down under Facility B.

In the table above, these loans are stated net of unamortised issue costs of £1,842,000 (2000: £455,000). The Company has incurred total issue costs of £3,075,000 (2000: £1,198,000) in respect of these facilities. These costs are allocated to the profit and loss account over the term of the facility at a constant rate on the carrying amount.

15 **Creditors:** amounts falling due after more than one year - continued

b Finance leases

Amounts falling due	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
In one year or less	57	199	–	–
In more than one year but not more than two years	21	55	–	–
In more than two years but not more than five years	–	22	–	–
	78	276	–	–
Less: included in creditors falling due within one year (note 14)	(57)	(199)	–	–
	21	77	–	–

16 Provisions for liabilities and charges

The provision for deferred taxation at 30 September 2001 was £nil (2000: £nil).

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Full potential deferred tax (asset)/liability:				
Tax deferred by accelerated capital allowances	762	743	–	–
Chargeable gains subject to rollover relief	780	780	–	–
Short term timing differences	(49,904)	(19,007)	–	–
	(48,362)	(17,484)	–	–

Deferred tax has been calculated at 30% (2000: 30%) in respect of UK companies (being the prevailing UK Corporation Tax rates at 30 September 2001 and 2000) and at the respective prevailing rates for the overseas subsidiaries. No deferred tax has been provided in respect of the remittance of earnings retained overseas as there is no intention in the foreseeable future to remit these earnings to the UK.

17 Capital and reserves

a Ordinary share capital

	Group and Company	
	2001 £'000	2000 £'000
Allotted called up and fully paid		
1,272,520,207 Ordinary shares at 1p each (2000: 1,267,984,227)	**12,725**	12,680

The authorised share capital of the Company at 30 September 2001 was £18,600,000 (30 September 2000: £14,385,000) comprising 1,860,000,000 ordinary shares of 1p each (30 September 2000: 1,438,500,000).

The following share options were outstanding under executive share option schemes at 30 September 2001:

Date option granted	Option price per share	Date exercisable	Number of shares
16 December 1993	9.96p	16 December 1996 – 16 December 2003	2,500,000
15 January 1996	33.90p	15 January 1999 – 15 January 2006	1,560,000
3 May 1996	43.20p	3 May 1999 – 3 May 2006	457,410
10 February 1997	53.90p	10 February 2000 – 10 February 2007	150,000
19 May 1997	65.20p	19 May 2000 – 19 May 2007	450,000
17 December 1997	81.10p	17 December 2000 – 17 December 2007	2,488,300
20 January 1998	98.70p	20 January 2001 – 20 January 2008	150,000
20 April 1998	46.87p – 104.10p	8 August 1999 – 2 March 2009	1,336,248
15 May 1998	140.00p	15 May 2001 – 15 May 2008	2,325,030
16 December 1998	136.00p	16 December 2001 – 16 December 2008	5,188,020
7 June 1999	204.50p	7 June 2002 – 7 June 2009	2,399,502
11 February 2000	63.54p – 619.50p	11 February 2000 – 6 January 2010	290,584
23 February 2000	721.00p	23 February 2003 – 23 February 2010	31,250
24 May 2000	542.50p	24 May 2003 – 24 May 2010	1,800,743
10 January 2001	301.00p	10 January 2004 – 10 January 2011	8,008,097
17 January 2001	329.75p	17 January 2004 – 17 January 2011	702,441
16 May 2001	264.00p	16 May 2004 – 16 May 2011	6,478,506

Under the executive share option schemes 3,685,670 1p ordinary shares were issued during the year for proceeds of £1,744,000. These were exercised at a range of prices from 3.78p to 351.45p (average price of 47.32p).

17 Capital and reserves – continued

In addition options were granted under the terms of The Sage Group plc 1996 Savings Related Share Option Scheme approved by members on 7 February 1996 as follows:

Date option granted	Option price per share	Date exercisable	Number of shares
20 September 1996	34.60p	1 November 2001 – 30 April 2002	780,410
20 September 1996	34.60p	1 November 2003 – 30 April 2004	264,820
9 January 1998	64.80p	1 February 2003 – 31 July 2003	317,590
9 January 1998	64.80p	1 February 2005 – 31 July 2005	123,430
8 January 1999	114.80p	1 February 2002 – 31 July 2002	361,510
8 January 1999	114.80p	1 February 2004 – 31 July 2004	213,730
8 January 1999	114.80p	1 February 2006 – 31 July 2006	56,000
1 March 2000	499.00p	1 March 2003 – 31 August 2003	58,987
1 March 2000	499.00p	1 March 2005 – 31 August 2005	13,522
1 March 2000	499.00p	1 March 2007 – 31 August 2007	4,047
1 March 2001	240.00p	1 March 2004 – 31 August 2004	1,161,621
1 March 2001	240.00p	1 March 2006 – 31 August 2006	159,874
1 March 2001	240.00p	1 March 2008 – 31 August 2008	24,621

Under the above scheme, 850,310 1p ordinary shares were issued during the year for proceeds of £637,000.

During the year, the Company established a qualifying employee share ownership trust ('Quest') in connection with its existing savings related share option scheme, which is open to all UK employees. Of the 850,310 shares issued during the year, 801,660 were subscribed for by The Sage Group Quest Company Limited at a market value of £2,781,483. These shares were allocated to employees, including executive directors, in satisfaction of options exercised under The Sage Group plc 1996 Savings Related Share Option Scheme. The Company provided £2,187,861 to the Quest for this purpose. The Company has transferred the cost of this contribution directly to the profit and loss account reserve.

The market price of the shares of the Company at 30 September 2001 was 164p and the highest and lowest prices during the year were 550p and 153p respectively.

b Reserves

Group	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2000	432,690	61,111	(52,090)
Shares issued	2,793	–	–
Amounts deducted in respect of shares issued to the Quest	2,188	–	(2,188)
Retained profit for the year	–	–	78,225
Exchange movements	–	–	3,463
Adjustment to goodwill on prior year acquisitions	–	–	5
At 30 September 2001	**437,671**	**61,111**	**27,415**

Currency translation adjustments in the Group profit and loss account include gains of £4,896,000 (2000: losses £2,237,000) relating to foreign currency borrowings used to finance overseas investments.

Adjustments to goodwill on prior year acquisitions related to adjustments to deferred consideration. The cumulative amount of goodwill eliminated against reserves before utilisation of S131 (2) of the Companies Act 1985 amounts to £272,082,000 at 30 September 2001 (2000: £272,087,000).

17 Capital and reserves – continued

Company	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2000	432,690	61,111	125,620
Shares issued	2,793	–	–
Amounts deducted in respect of shares issued to the Quest	2,188	–	(2,188)
Retained profit for the year	–	–	42,827
At 30 September 2001	**437,671**	**61,111**	**166,259**

18 Acquisitions

a Interact Commerce Corporation

On 4 May 2001 the Group completed the acquisition of Interact for a consideration of £189.4m (inclusive of £18.6m related costs). Total goodwill arising on the acquisition is £249.9m. The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.

The assets and liabilities of Interact at fair value were:

		Fair value adjustments		
	Book value £'000	Alignment of accounting policies[1] £'000	Other[2] £'000	Fair value to Group £'000
Intangible fixed assets	32,054	–	(32,054)	–
Tangible fixed assets	6,590	–	–	6,590
Stocks	42	–	–	42
Debtors (including taxation)	14,221	(4,472)	4,235	13,984
Cash	1,040	–	–	1,040
Creditors falling due within one year	(22,214)	–	(6,866)	(29,080)
Deferred consideration falling due within one year	(5,735)	–	(4,325)	(10,060)
Creditors falling due in more than one year	(23,835)	–	(328)	(24,163)
Deferred consideration falling due in more than one year	(13,094)	–	(590)	(13,684)
Deferred income	(5,252)	–	–	(5,252)
	(16,183)	(4,472)	(39,928)	(60,583)
Cash consideration including costs (note 18(c))				189,353
Goodwill arising				249,936

Notes:
1 Alignment of accounting policies comprises the change of revenue recognition on sales of software to the retail channel.
2 Other adjustments include the re-appraisal of the fair value of assets and liabilities, including the accrual for future obligations for lease rentals, correction of the fair value of deferred consideration to reflect an appropriate discount factor, adjustment to reflect recoverable tax, and the write off of goodwill.

18 Acquisitions – continued

Prior to acquisition the last full set of financial statements of Interact was prepared for the year ended 31 December 2000 and showed a loss of US $56,920,000 after taxation, amortisation of intangibles and a restructuring charge.

The pre-acquisition results for Interact for the period from 1 January 2001 to 3 May 2001 prepared under Interact's accounting policies and principles prevailing prior to acquisition were as follows:

	US $'000
Turnover	21,858
Operating loss	(14,423)
Net interest payable	(3,909)
Loss before taxation	(18,332)
Amortisation of intangibles	(6,704)
Loss after taxation	(25,036)

Other than the loss for the period, there were no other gains or losses.

b Other acquisitions

Other acquisitions of the entire share capital were as follows:

1. Persoline AG was acquired on 9 November 2000 for a cash consideration of £1.6m (including costs). The fair value of assets acquired was £0.3m resulting in goodwill of £1.3m.
2. Logicys was acquired on 28 December 2000 for a cash consideration of £0.8m (including costs). The fair value of assets acquired was £0.0m resulting in goodwill of £0.8m.
3. TAS Software was acquired on 19 February 2001 for a cash consideration of £4.1m (including costs), and a deferred element of £5.7m. The fair value of assets acquired was (£0.7m) resulting in goodwill of £10.5m.
4. Haitek Solutions was acquired on 20 March 2001 for a cash consideration of £1.5m (including costs), and a deferred element of £0.3m. The fair value of assets acquired was £0.0m resulting in goodwill of £1.8m.
5. Platinum for Windows was acquired on 31 May 2001 for a cash consideration of £4.8m (including costs). The fair value of assets acquired was (£1.5m) resulting in goodwill of £6.3m.
6. Business Soft was acquired on 10 July 2001 for a cash consideration of £0.2m. The fair value of assets acquired was (£1.0m) resulting in goodwill of £1.2m.
7. Fasset Technologies was acquired on 29 August 2001 for a cash consideration of £1.3m (including costs). The fair value of assets acquired was (£0.5m) resulting in goodwill of £1.8m.
8. Micro Information Products, Inc. was acquired on 25 September 2001 for a cash consideration of £13.7m (including costs). The fair value of assets acquired was (£1.9m) resulting in goodwill of £15.6m.

18 Acquisitions – continued

The assets and liabilities in respect of these acquisitions at fair value (based on provisional assessments pending final determination of certain assets and liabilities) were:

	Book value £'000	Fair value adjustments: Alignment of accounting policies[1] £'000	Fair value adjustments: Other[2] £'000	Fair value to Group £'000
Intangible fixed assets	1,749	(22)	(1,727)	–
Tangible fixed assets	937	(74)	(6)	857
Stocks	156	–	(5)	151
Debtors	3,027	(596)	–	2,431
Cash	1,328	–	–	1,328
Creditors falling due within one year	(3,648)	(90)	(275)	(4,013)
Deferred income	(5,992)	–	–	(5,992)
	(2,443)	(782)	(2,013)	(5,238)
Cash consideration including costs (note 18(c))				28,005
Deferred consideration				6,040
Total consideration				34,045
Goodwill arising				39,283

Notes:
1 Alignment of accounting policies includes the write off of intangible assets and alignment of depreciation, and bad debt calculations.
2 Other adjustments include the re-appraisal of the fair value of assets and liabilities, including the write off of goodwill and accrual adjustments.

c Analysis of net outflow of cash in respect of acquisitions

Cash consideration:

	£'000
Interact Commerce Corporation (note 18(a))	189,353
Other acquisitions (note 18(b))	28,005
Net bank overdraft acquired	1,116
	218,474

d Other

During the year ended 30 September 2001 adjustments were made in respect of goodwill on prior year acquisitions of £6,688,000, following the re-appraisal of the fair value of assets and liabilities, including the write off of a tax recoverable balance of £7,208,000 and adjustments to deferred consideration of (£1,137,000).

19 Parent company financial statements

The amount of profit for the financial year before dividends within the accounts of the parent company is £48,232,000 (2000: £42,378,000). There is no material difference between the profits and losses as reported above and historical cost profits and losses, and there are no other gains or losses in the year.

20 Operating lease commitments

The Group's annual commitment under non-cancellable operating leases comprises:

	2001		2000	
	Plant and equipment £'000	Land and buildings £'000	Plant and equipment £'000	Land and buildings £'000
Operating leases which expire:				
Within one year	553	2,840	522	469
In one to two years	149	2,250	358	3,041
In two to five years	567	7,576	469	4,441
In more than five years	1	5,497	–	3,742
	1,270	18,163	1,349	11,693

The Company has no operating lease commitments (2000: none).

21 Capital commitments and contingent liabilities

The Group and Company had no contracted capital commitments or contingent liabilities at 30 September 2001 (2000: none).

22 Pension commitments

The Group operates pension plans throughout the world. These plans are devised in accordance with local conditions and practices in the country concerned. All pension plans are money purchase pension schemes.

23 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of £83,740,000 (2000: £74,020,000) being profit for the year, and on 1,270,533,875 (2000: 1,250,052,239) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The diluted earnings per share is based on profit for the year of £83,740,000 (2000: £74,020,000) and on 1,286,664,021 (2000: 1,272,471,430) ordinary shares, calculated as follows:

	2001 thousands	2000 thousands
Basic weighted average number of ordinary shares	**1,270,534**	1,250,052
Dilutive share options	**16,130**	22,419
Adjusted weighted average number of ordinary shares	**1,286,664**	1,272,471

24 Consolidated cash flow statement

a Reconciliation of operating profit to net cash inflow from operating activities

	2001 £'000	2000 £'000
Operating profit	**128,381**	111,882
Depreciation	**12,929**	9,257
Loss/(profit) on sale of tangible fixed assets	**1,039**	(493)
Exchange movements	**(2,290)**	(651)
Decrease in stocks	**367**	79
Increase in debtors	**(5,878)**	(8,333)
Decrease in creditors	**(17,582)**	(18,455)
Increase in provision for deferred income	**2,610**	11,712
Net cash inflow from operating activities	**119,576**	104,998

b Analysis of changes in net cash

	£'000
At 1 October 2000	54,825
Net cash movement	(12,071)
At 30 September 2001	**42,754**

The net cash balance at 30 September 2001 is disclosed in the balance sheet as cash at bank and in hand of £42,764,000 (2000: £66,417,000), of which £nil (2000: £11,190,000) is held on short term deposit. In addition the Group has bank overdrafts of £10,000 (2000: £402,000).

c Analysis of changes in financing during the year

	Share capital (including premium and merger reserve) £'000	Loans £'000	Obligations under finance leases £'000
At 1 October 2000	506,481	86,526	276
Acquisitions	–	22,415	2,558
Gain on options exercised relating to consideration for prior year acquisitions	457	–	–
Non-cash movements	2,188	490	–
Exchange movements	–	(4,837)	2
Issue costs	–	(1,877)	–
Net cash flow from financing	2,381	130,906	(2,758)
At 30 September 2001	**511,507**	**233,623**	**78**

24 Consolidated cash flow statement – continued

d Reconciliation of net cash flow to movement in net debt (inclusive of finance leases)

	£'000
Decrease in cash in the year	(12,071)
Decrease in short term deposits	(11,212)
Issue costs on loans	1,877
Cash inflow from increase in loans and finance leases	(128,148)
Change in net debt resulting from cash flows	(149,554)
Loans and finance leases acquired with subsidiaries	(24,973)
Non-cash movements	(490)
Exchange movements	4,857
Movement in net debt in the year	(170,160)
Net debt at 1 October 2000	(20,787)
Net debt at 30 September 2001	**(190,947)**

e Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2000 £'000	Cash flow £'000	Acquisitions £'000	Other £'000	Exchange movements £'000	At 30 September 2001 £'000
Net cash at bank and in hand	54,825	(12,071)	–	–	–	**42,754**
Short term deposits	11,190	(11,212)	–	–	22	**–**
Loans due within one year	(8,131)	8,551	–	(7,754)	(250)	**(7,584)**
Finance leases due within one year	(199)	1,010	(810)	(56)	(2)	**(57)**
Loans due after more than one year	(78,395)	(137,580)	(22,415)	7,264	5,087	**(226,039)**
Finance leases due after more than one year	(77)	1,748	(1,748)	56	–	**(21)**
Total	**(20,787)**	**(149,554)**	**(24,973)**	**(490)**	**4,857**	**(190,947)**

Short term deposits are included within cash at bank and in hand in the balance sheet. In the cash flow column above, loan movements are stated net of issue costs.

f Summary of effects of acquisitions on cash flow

A summary of the net cash outflow in respect of acquisitions is given in note 18(c). The subsidiary undertakings acquired during the year had a negative impact of £11,531,000 on the Group's net operating cash flows, paid £343,000 in respect of net returns on investments and servicing of finance, paid £24,969,000 in respect of financing, utilised £125,000 for capital expenditure, and paid £2,593,000 in respect of a prior year acquisition.

25 Equity minority interest

The equity minority interest represents a holding of 49% of the ordinary shares in Tetra Software Middle East.

26 Financial instruments

An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities can be found on page 19. The disclosures below take advantage of the exemption not to include short term debtors and creditors (except for the currency disclosures).

a Interest rate profile

Financial liabilities
The interest rate profile of the Group's financial liabilities at 30 September 2001 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	7,143	6,680	63	10.0	2	400	1
US Dollar	256,693	200,712	32,585	6.8	4	23,396	2
French Franc	341	–	341	6.0	2	–	–
Swiss Franc	98	–	–	–	–	98	1
Total	**264,275**	**207,392**	**32,989**	**6.8**	**4**	**23,894**	**2**

The interest rate profile of the Group's financial liabilities at 30 September 2000 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	2,832	1,372	288	10.4	2	1,172	1
US Dollar	47,874	–	40,849	6.8	5	7,025	1
French Franc	2,141	–	1,386	6.0	5	755	1
Euro	33,422	33,422	–	–	–	–	–
Swiss Franc	11,121	10,857	–	–	–	264	1
Irish Punt	6,313	6,313	–	–	–	–	–
Total	**103,703**	**51,964**	**42,523**	**6.8**	**5**	**9,216**	**1**

The floating rate financial liabilities comprise:

- US Dollar (2000: Euro and Swiss Franc) denominated bank borrowings that bear interest at a rate of 0.75% (2000: 0.65%) above LIBOR (2000: EURIBOR).
- Sterling (2000: Sterling) denominated bank overdrafts and deferred consideration that bear interest at rates linked to LIBOR (2000: LIBOR).

The financial liabilities on which no interest is paid include deferred consideration payable within one year of £12,369,000 (2000: £9,216,000), in one to two years of £6,552,000 (2000: £nil) and in two to three years of £4,973,000 (2000: £nil).

26 Financial instruments – continued

Financial assets

The Group has cash deposits of £42,764,000 (2000: £66,417,000) of which £25,344,000 (2000: £37,666,000) is held in US Dollars, £7,100,000 (2000: £2,468,000) is in French Francs, £3,747,000 (2000: £1,277,000) is in Deutsche Marks, £699,000 (2000: £11,302,000) is in Irish Punts, and £2,021,000 (2000: £1,958,000) in other currencies, with the balance relating to Sterling cash deposits. All deposits obtain interest at variable rates.

Of the debtors due in more than one year, on which no interest is paid, £250,000 is denominated in Sterling (2000: £25,000), £1,051,000 is in French Francs (2000: £965,000) and £nil is in Swiss Francs (2000: £53,000).

b Currency exposure

The Group's other currency exposures comprise only those exposures that give rise to net currency gains and losses to be recognised in the profit and loss account. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved. At 30 September 2001 and 30 September 2000, these exposures are immaterial to the Group.

c Maturity of borrowing facilities

The maturity profile of the Group's undrawn commitments was as follows:

	Undrawn 2001 £'000	Undrawn 2000 £'000
Within one year or less	**–**	10,247
In one to two years	**–**	10,247
In more than two years but not more than five years	**137,740**	32,253
	137,740	52,747

d Fair value of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities:

	Book value 2001 £'000	**Fair value 2001 £'000**	Book value 2000 £'000	Fair value 2000 £'000
Primary financial instruments held or issued to finance the Group's operations:				
Cash and short term deposits	**42,764**	**42,764**	66,417	66,417
Other debtors falling due in more than one year	**1,301**	**1,301**	1,043	1,043
Bank overdrafts	**(10)**	**(10)**	(402)	(402)
Borrowings repayable within one year	**(7,641)**	**(8,353)**	(8,330)	(8,480)
Deferred consideration payable within one year	**(19,039)**	**(19,039)**	(16,499)	(16,499)
Borrowings repayable in more than one year	**(226,060)**	**(227,166)**	(78,472)	(79,071)
Deferred consideration payable in more than one year	**(11,525)**	**(11,525)**	–	–

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

Independent auditors' report to the members of The Sage Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's and Chief Executive's Review, the Financial Review, the Directors' Report, the Corporate Governance Statement and the Remuneration Report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
5 December 2001

Notice of Meeting

Notice is hereby given that the fourteenth Annual General Meeting of The Sage Group plc will be held at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ at 11.00am on Friday 1 March 2002 for the following purposes:

Ordinary Business

To consider and, if thought fit, to adopt the following resolutions which will be proposed as ordinary resolutions:

1. To receive and consider the audited accounts for the year ended 30 September 2001 together with the reports of the directors and the auditors.
2. To declare a final dividend of 0.282 pence per ordinary share for the year ended 30 September 2001 to be paid on 8 March 2002 to members whose names appear on the register on 8 February 2002.
3. To re-elect Mr L C N Bury as a director.
4. To re-elect Professor C J Constable as a director.
5. To re-elect Mr K C Howe as a director.
6. To re-appoint Messrs PricewaterhouseCoopers as Auditors to the Company and to authorise the directors to determine their remuneration.

Special Business

As special business, to consider and, if thought fit, to pass the following resolutions, of which resolution number 7 will be proposed as an ordinary resolution and resolution number 8 will be proposed as a special resolution:

7. That:

a) subject to and in accordance with Article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £4,241,734;

b) all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect; and

c) this authority shall expire at the conclusion of the next Annual General Meeting of the Company.

8. That, subject to and in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash and that, for the purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £636,260.

By order of the Board

P S Harrison
Director and Secretary

Registered office:
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

5 January 2002

Notes:

(i) A member entitled to attend and vote may appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member.

(ii) To be valid, a Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a duly certified copy thereof) must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, no later than 11.00am on Wednesday 27 February 2002. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person.

(iii) Copies of the service contracts of the executive directors are available for inspection at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ during normal business hours on any week day (weekends and public holidays excepted).

(iv) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00pm on 27 February 2002 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00pm on 27 February 2002 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Financial Calendar

AGM	1 March 2002
Dividend Payments	
Final payable - year ended 30 September 2001	8 March 2002
Interim payable - period ending 31 March 2002	June 2002
Results Announcements	
Interim Results - period ending 31 March 2002	30 April 2002
Final Results - year ending 30 September 2002	3 December 2002

Design and production **Gardiner Richardson**
Case study photography **Mike Abrahams** Board photography **Peter Jordan**
Printed by **Reed Print & Design**



The Sage Group plc

Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ
Tel +44 191 255 3000 Fax +44 191 255 0306 www.sage.com

[Contained within exhibits in Tab 2]


sage



Serving over 2 million businesses worldwide

The Sage Group plc
Interim Report Six Months Ended 31 March 2001

Financial Highlights

For the six months ended 31 March 2001



13% increase
10% increase
8% increase
10% increase
202.5
54.0
2.987
0.130
00
01
00
01
00
01
00
01
Turnover (£m)
Pre-tax profit (£m)
Earnings per share (pence)
Dividends per share (pence)

Geographical Analysis

For the six months ended 31 March 2001 (unaudited)

Turnover

Operating profit



UK - 31%
US - 46%
Mainland Europe - 23%
UK - 47%
US - 34%
Mainland Europe - 19%

Chairman's Statement

Introduction

We are pleased to announce another period of growth for Sage, with turnover increasing by 13% and pre-tax profit up 10%. These results have been achieved during a period when new licence revenues have been significantly lower than in the comparable period last year when, particularly in the first quarter of that period, IT spending was at its peak in advance of the Year 2000. However, a core strength of the business is that we have been able to continue to grow revenues from our 2.7 million existing customers. These revenues contributed 65% of total revenues and provided the Group with a sound financial base.

Small and medium-sized businesses ("SMEs") continue to adopt a cautious attitude to e-business. As we have consistently maintained, we do not expect to see this change significantly in the short-term. However, there is an increasing awareness of the benefits of e-business, stimulated partly by our communication campaigns. We continue therefore to invest in the development of e-business products and services which will be to the long-term benefit of the Group.

In addition, we were pleased to announce in March the proposed acquisition of Interact Commerce Corporation ("Interact") which brings to the Group a strong portfolio of customer relationship management ("CRM") software products, an established channel and a large customer base. This acquisition, completed on 3 May, represents a significant step forward in our long term strategic objective which is to provide our customers with a comprehensive range of business management software products and services.

Results, dividends and finance

In the six months to 31 March 2001, we increased turnover by 13% to £229.6m (2000: £202.5m). Operating profit rose by 8% to £60.1m (2000: £55.7m), and pre-tax profit improved 10% to £59.2m (2000: £54.0m). Earnings per share increased by 8% to 3.214p (2000: 2.987p).

The interim dividend is being raised 10% to 0.143p per share (2000: 0.130p) payable on 19 June 2001 to shareholders on the register at close of business on 18 May 2001.

Sage continues to be highly cash generative, with operating profit of £60.1m translating to operating cash flow of £66.6m in the period. After interest, tax and dividends, this gave free cash flow of £48.2m, contributing to a net cash position of £12.4m at 31 March 2001 (30 September 2000: net debt of £20.8m).

The £183m purchase of Interact, after the period end, was financed under a new £353m loan facility which replaces the Group's existing £95m facility.

Operational review

UK

In recent years the UK business has pursued a strategy of channel expansion, in particular through developing closer relationships with the accountants' community, as well as broadening its product range. These have provided a sound base for revenue growth of 10% in the period.

The entry-level division performed particularly well, recruiting 37,000 new customers in the period. In addition, its product range grew further with the acquisition in February of TAS Software Limited for a total consideration of £9.7m, which added another 20,000 active customers to the business. The mid-market division also grew revenues and market share.

We have been building a significant business selling products and services to the accountants' community. As well as acting as important influencers, accountants increasingly resell Sage products. As customers or resellers, over 20% of new software sales were attributable to this community during this period.

Educating both new and existing customers forms an important part of our investment in e-business. The recently launched "e-business in action" campaign, designed to stimulate interest in web-based applications, has been well received with more than 1,500 people attending 45 seminars held so far.

Mainland Europe

In France, new licence revenues were significantly lower than in the comparable period last year when the favourable Year 2000 effect was particularly evident in the first quarter. However, we have seen a marked improvement in Sage France in the second quarter where we have seen growth in primary revenues which has continued into April. The continued improvement in our French business is reflected in independent research which confirms that we gained market share in the period whilst maintaining a strong relationship with our channel partners and the accountants' community.

Our German business continues to progress well. Even in a tough market we are seeing the benefits of the restructuring efforts applied to this business over the last three years which have resulted in Sage KHK's operating margin growing to 21% (2000: 6%).

US

The performance of our US business was affected by challenging first quarter comparatives and an uncertain economic outlook. However, strong upgrade and support sales offset pressures on new licence revenues.

Our US revenues benefited from a full period's contribution from Best Software, Inc., acquired in February 2000, which generated revenues of £30.7m (2000: £9.0m).

Peachtree, our entry-level division, attracted 47,000 new customers in the period. Whilst new licence sales were lower than in the comparable period this was more than compensated by installed base revenue growth. With its strong focus on its core products and existing customers, Peachtree's operating margin rose to 21% (2000: 15%).

Overall, mid-market revenues at Sage Software, Inc. were 8% down against the strong comparative period. The decrease in new licence revenues was offset by significant growth in support revenues through greater penetration of maintenance contracts into the user base.

Our efforts to migrate customers up through our product range have been successful. For example, the migration of customers from Peachtree to our mid-market offering, MAS90, has been accelerated by the launch of co-branded products. Customers migrating from Peachtree to MAS90 accounted for 24% of all primary units sold by Sage Software, Inc..

Best Software, Inc., our fixed assets and human resource solutions business, delivered significantly improved results in the US, benefiting from the decision taken last year to focus on core products targeted at the SME community.

Acquisition of Interact Commerce Corporation

The acquisition of Interact marks a significant development in our strategy of offering SMEs a comprehensive suite of business management software solutions. Our customers and channel partners have expressed strong demand for a wider range of products from Sage, feedback which is supported by independent market research.

This research indicated that CRM is a relevant offering for SMEs with 75% of entry-level customers intending to purchase a CRM solution over the next few years. Our research showed that on average only 10% of Sage customers currently have CRM software.

This research also demonstrated that the most critical factor affecting an SME's decision to purchase a CRM product is the extent to which it integrates with the underlying accounting software. Owning both the CRM and accounting software enables us to ensure that integration is seamless. This, combined with our traditional strengths in customer service, positions us well to market CRM solutions successfully to our 2.7 million customers.

Interact is a leading supplier of CRM software with two product ranges, targeting entry-level and mid-market customers. At the entry-level, ACT! is a leading contact management and salesforce automation package, whilst SalesLogix provides comprehensive CRM functionality, including sales, marketing, e-commerce and support, to mid-market customers who require a more sophisticated CRM software solution.

It is our intention that Interact will continue to develop its own business in the wider CRM market. Over the next six months we will be developing a common protocol to tightly integrate Interact's CRM products with our accounting products, to ensure we maximise the significant revenue opportunity of selling Interact's products to our large customer base.

Outlook

Our businesses have made sound progress during the period. Whilst broadening our product portfolio and attracting more customers, we continue to improve underlying profitability.

Our second quarter showed an encouraging improvement in revenue growth which continued into April. Whilst not immune to the US slowdown, we believe we will deliver satisfactory results for the full year.

Michael Jackson
Chairman
9 May 2001

Consolidated Profit and Loss Account

For the six months ended 31 March 2001

	2001 £'000	Six months ended 31 March (Unaudited) 2000 £'000	Year ended 30 September (Audited) 2000 £'000
Turnover	**229,649**	202,528	412,153
Operating profit	**60,143**	55,728	111,882
Net interest payable	**(987)**	(1,736)	(3,134)
Profit on ordinary activities before taxation	**59,156**	53,992	108,748
Taxation on profit on ordinary activities	**(18,339)**	(17,277)	(34,799)
Profit on ordinary activities after taxation	**40,817**	36,715	73,949
Equity minority interest	**(24)**	104	71
Profit for the financial period	**40,793**	36,819	74,020
Equity dividends	**(1,819)**	(1,646)	(4,898)
Amount transferred to reserves	**38,974**	35,173	69,122
Earnings per share (pence) – basic	**3.214p**	2.987p	5.921p
Earnings per share (pence) – fully diluted	**3.180p**	2.937p	5.817p
Net dividend per share (pence)	**0.143p**	0.130p	0.386p

Statement of Total Recognised Gains and Losses

For the six months ended 31 March 2001

	2001 £'000	Six months ended 31 March (Unaudited) 2000 £'000	Year ended 30 September (Audited) 2000 £'000
Profit attributable to shareholders	**40,793**	36,819	74,020
Currency translation of foreign currency net investments and related borrowings	**(2,147)**	1,126	(2,963)
Total recognised gains and losses relating to the period	**38,646**	37,945	71,057

Consolidated Balance Sheet

As at 31 March 2001

	31 March 2001 (Unaudited) £'000	30 September 2000 (Audited) £'000
Fixed assets		
Tangible	46,578	46,504
Intangible	556,412	540,422
	602,990	586,926
Current assets		
Stocks	2,260	2,489
Debtors	94,007	85,369
Cash at bank and in hand	101,091	66,417
	197,358	154,275
Creditors: amounts falling due within one year	(115,432)	(110,178)
Net current assets	81,926	44,097
Total assets less current liabilities	684,916	631,023
Creditors: amounts falling due after more than one year	(80,202)	(78,472)
Deferred income	(111,727)	(98,066)
Equity minority interest	(118)	(94)
	492,869	454,391
Capital and reserves		
Called up equity share capital	12,707	12,680
Share premium account	436,468	432,690
Merger reserve	61,111	61,111
Profit and loss account	(17,417)	(52,090)
Equity shareholders' funds	492,869	454,391

Consolidated Summary Cash Flow Statement

For the six months ended 31 March 2001

	2001 £'000	Six months ended 31 March (Unaudited) 2000 £'000	Year ended 30 September (Audited) 2000 £'000
Net cash inflow from operating activities	66,555	66,706	104,998
Net interest, dividends and tax paid	(18,376)	(21,854)	(41,519)
Net expenditure on fixed assets	(5,360)	(10,102)	(17,397)
Net cash consideration on purchase of subsidiary undertakings	(8,454)	(298,132)	(330,428)
Net movement in short term deposits	1,745	(7,961)	29,785
Net movement in loan funding	(783)	1,992	(2,807)
Shares issued	1,306	290,264	290,836
Increase in net cash	36,633	20,913	33,468
Analysis of change in net cash			
At beginning of period	54,825	21,357	21,357
Net cash movement	36,633	20,913	33,468
At end of period	91,458	42,270	54,825

Notes

1 Geographical analysis

	2001 £'000	Six months ended 31 March* 2000 £'000	Year ended 30 September 2000 £'000
Turnover			
UK	**71,440**	65,085	132,124
France	**37,018**	42,085	71,497
Germany/Switzerland	**14,631**	13,833	26,595
US	**106,560**	89,812	181,937
	229,649	210,815	412,153
Impact of foreign exchange	**-**	(8,287)	-
Total	**229,649**	202,528	412,153
Operating profit			
UK	**28,352**	26,630	54,965
France	**9,512**	13,226	20,631
Germany/Switzerland	**2,048**	809	1,997
US	**20,231**	16,545	34,289
	60,143	57,210	111,882
Impact of foreign exchange	**-**	(1,482)	-
Total	**60,143**	55,728	111,882

* Foreign currency results for the period ended 31 March 2000 have been retranslated at exchange rates used for the period ended 31 March 2001 to facilitate the comparison of results.

2 Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2000 £'000	Cash flow £'000	Acquisitions £'000	Exchange movement/other £'000	**At 31 March 2001 £'000**
Net cash at bank and in hand	54,825	36,633	-	-	**91,458**
Short term deposits	11,190	(1,745)	-	44	**9,489**
Debt	(86,802)	1,156	(14)	(2,872)	**(88,532)**
	(20,787)	36,044	(14)	(2,828)	**12,415**

3 Taxation

The taxation charge for the period comprises:

	2001 £'000	Six months ended 31 March 2000 £'000	Year ended 30 September 2000 £'000
UK taxation	**10,918**	8,583	18,433
Overseas taxation	**7,421**	8,694	16,366
	18,339	17,277	34,799

4 *The unaudited financial information set out above does not constitute the Company's statutory accounts for the period ended 31 March 2001.* The accounting policies used as a basis for this interim results announcement are consistent with the Company's statutory accounts for the year ended 30 September 2000 which have been delivered to the Registrar of Companies. The Group results for the year ended 30 September 2000 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2000 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2001 will be delivered in due course.

5 *The calculation of basic earnings per ordinary share is based on earnings of £40.8 million (2000: £36.8 million) being profit for the period, and on* 1,269,100,859 ordinary 1p shares (2000: 1,232,595,754) being the weighted average number of ordinary shares in issue during the period. The diluted earnings per ordinary share is based on profit for the period of £40.8 million (2000: £36.8 million) and on 1,282,691,501 ordinary 1p shares (2000: 1,253,705,810).

6 The interim dividend of 0.143 pence per share will be paid on 19 June 2001 to shareholders on the register at the close of business on 18 May 2001.



The Sage Group plc
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

Tel +44 191 255 3000
Fax +44 191 255 0306
www.sage.com



Actively supporting 2.9 million businesses worldwide

The Sage Group plc Interim Report Six Months Ended 31 March 2002





The Sage Group plc
Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ
Tel +44 191 255 3000 Fax +44 191 255 0306 www.sage.com

sage

Financial Highlights

For the six months ended 31 March 2002

Turnover (£m)

01	229.6	22% growth
02	279.8	

Pre-tax profit (£m)

01	59.2	10% growth
02	65.1	

Earnings per share (pence)

01	3.214	10% growth
02	3.525	

Dividends per share (pence)

01	0.143	10% growth
02	0.157	

Geographical Analysis

For the six months ended 31 March 2002 (unaudited)

Turnover

UK - 27%
Mainland Europe - 22%
US - 51%

Operating profit



UK - 39%
Mainland Europe - 23%
US - 38%

Chairman's Statement

Introduction

We are pleased to announce another period of good growth for Sage, with turnover increasing by 22% and pre-tax profit increasing by 10%. These results have been achieved in market conditions which continue to be challenging and they demonstrate the effectiveness of our strategy for generating revenue from our large and growing installed customer base of 2.9m small and medium-sized businesses (SMEs).

Installed base revenue, from the sale of upgrades, support contracts and other services to our customers, increased by 23% contributing 66% of total revenues (2001: 65%). The provision of support remains at the heart of our business. At 31 March 2002 we had 944,000 support contracts (2001: 831,000), which alone contributed 44% of total revenues in the period. We have also made progress in cross-selling new products to existing customers and moving customers from entry-level solutions to more sophisticated solutions better suited to their growing businesses.

Significant progress has been made at Interact, last year's major acquisition. We have repositioned Interact's product portfolio to create a more compelling offering for its core SME target market. We have completed the integration software necessary to ensure the ACT! product seamlessly links with Sage's accounting products. We have also focussed on initiatives designed to build Interact's installed base business. Whilst making these operational changes, at the same time we improved the financial performance of the business.

We have seen no change to our competitive standing in our markets. We remain differentiated from our competitors by the size of our user base, the quality and scale of our channels to market and by the products and services we have developed in response to expressed customer needs.

Financials

In the six months to 31 March 2002, we increased turnover by 22% to £279.8m (2001: £229.6m). Operating profit rose by 16% to £69.8m (2001: £60.1m), and pre-tax profit improved 10% to £65.1m (2001: £59.2m). Earnings per share increased 10% to 3.525p (2001: 3.214p).

The interim dividend is being raised 10% to 0.157p per share (2001: 0.143p) payable on 17 June 2002 to shareholders on the register at close of business on 17 May 2002.

The Group's performance is reflected in strong cash flow with operating profit of £69.8m (2001: £60.1m) generating operating cash flow of £82.9m (2001: £66.6m). At 31 March 2002 the Group had net debt of £163.7m (2001: net cash £12.4m) with net interest covered 15 times by operating profit.

Operational review

UK

The UK business has continued to grow revenues, adding 23,000 entry-level customers in the period.

UK margins were lower than in the prior year. This was attributable to the performance of the Enterprise division and to investments made within other parts of the business.

The Enterprise division continues to face challenging market conditions, which resulted in reduced revenues. However, with our strong product portfolio, and the opportunity to migrate our existing customers to mid-market solutions, we are confident of better performance in the second half.

Elsewhere in the UK we made additional investments in our installed base initiatives. These investments have been in people, internal systems and channel support. We expect to see the benefits of these initiatives come through in the second half of the year, which will lead to improved financial performance.

Mainland Europe

Our French business performed strongly in the period, delivering revenue growth of 27% and operating profit growth of 43% over the prior year. Whilst the introduction of the Euro created some stimulus to revenues, the French business also made gains resulting from the migration of customers up its extensive product range and through the further sale of support contracts.

In October 2001, we acquired Coala SA. This business provides products and services for accountants in practice and has become the focal point for our relationships with the accountants' community in France. Aside from their importance as potential customers to Sage, accountants are highly influential recommenders of Sage products in all our territories.

Our German business continues to make sound progress in growing revenues and profits. We added 30,000 new entry-level customers through the acquisition, at the period end, of Gandke & Schubert for £2.9m, a business which achieved a turnover of £1.8m in the financial year to 31 December 2001.

US

Our US accounting business delivered a strong financial performance with operating profit growth of 18% in the period. Operating margins were lifted to 21% (2001: 19%) on revenue growth of 7%. This performance demonstrates the benefits of last year's restructuring of the Speciality division, which sells fixed asset, human resources and payroll solutions, and of operational efficiencies achieved in the Entry-level and Mid-market divisions from focussing on core products and installed base activities. Market conditions remain challenging, but we continue to leverage our substantial installed base revenue opportunity to support the growth of the US business.

Peachtree, our Entry-level division, continues to maintain its strong market position and attracted 41,000 new customers in the period. Consequently core product revenues grew by 22% and support contract numbers increased to 188,000 (2001:158,000).

Successful up-selling and cross-selling initiatives have enabled our Mid-market and Speciality divisions to perform well. In the Mid-market division, 31% of new licence sales of the MAS90 product came from the Peachtree customer base, whilst in the Speciality division, 21% of FAS (Fixed Asset Management) new licence sales were made to customers from our Mid-market division. Organisational changes and further additions to our US management team place us in a strong position to reap significant future benefits from these up-selling and cross-selling initiatives.

MIP, the recent acquisition in the not-for-profit sector, has been integrated successfully into the business. With MIP we have the opportunity to develop an important business addressing the needs of the large not-for-profit sector in the US.

Interact

Considerable progress has been made at Interact from both an operational and a financial perspective. The US business has returned an improved margin of 10% on revenues of £22m. The international business, which contributed £4m of revenue, was restructured during the period and, as a consequence, we are confident that it too will deliver substantially improved results in future.

Following the completion of the integration framework linking Interact's ACT! product to Sage's back office accounting products, our customers can now benefit from the adoption of fully integrated contact management and accounting solutions. These applications were launched in March in the UK and the US and are scheduled for release in France and Germany in June. The design of the software linking Interact's salesforce automation tool, SalesLogix, to our mid-market accounting software products is underway and will be completed later in the year.

With its own large customer base, Interact has also placed considerable focus on installed base activity in the period. The sale of support contracts to the SalesLogix customer base delivered strong revenue growth. For ACT! users, a series of new products and services have been launched. For example, in February, Interact launched a new support contract, ACT! Advantage, to address, for the first time, the substantial opportunity to sell support contracts to the four million-strong ACT! installed user base. Early results have been encouraging.

Outlook

Our strong recurring revenues provide stability and growth. With our compelling product portfolio for small to medium-sized businesses we continue to attract large numbers of new customers, which in turn creates further installed base opportunities.

Our businesses progressed well in implementing the clear strategies which have been set. The first half performance was encouraging. We remain cautiously optimistic about the rest of the financial year despite the continuing challenging market conditions.

Michael Jackson
Chairman

30 April 2002

Consolidated Profit and Loss Account

For the six months ended 31 March 2002

	Six months ended 31 March 2002 £'000	Six months ended 31 March (Unaudited) 2001 £'000	Year ended 30 September (Audited) 2001 £'000
Turnover	279,821	229,649	484,137
Operating profit	69,817	60,143	128,381
Net interest payable	(4,671)	(987)	(7,064)
Profit on ordinary activities before taxation	65,146	59,156	121,317
Taxation on profit on ordinary activities	(20,195)	(18,339)	(37,609)
Profit on ordinary activities after taxation	44,951	40,817	83,708
Equity minority interest	(52)	(24)	32
Profit for the financial period	44,899	40,793	83,740
Equity dividends	(2,033)	(1,819)	(5,515)
Amount transferred to reserves	42,866	38,974	78,225
Earnings per share (pence) – basic	3.525p	3.214p	6.590p
Earnings per share (pence) – diluted	3.500p	3.180p	6.508p
Dividend per share (pence)	0.157p	0.143p	0.425p

Consolidated Balance Sheet

As at 31 March 2002

	31 March 2002 (Unaudited) £'000	30 September 2001 as adjusted (Audited) £'000
Fixed assets		
Intangible	852,937	836,329
Tangible	52,032	51,208
	904,969	887,537
Current assets		
Stocks	2,182	2,308
Debtors	104,264	95,248
Deferred tax asset	41,319	48,362
Cash at bank and in hand	94,885	42,764
	242,650	188,682
Creditors: amounts falling due within one year	(162,400)	(138,479)
Net current assets	80,250	50,203
Total assets less current liabilities	985,219	937,740
Creditors: amounts falling due after more than one year	(223,690)	(237,585)
Deferred income	(137,648)	(112,809)
Equity minority interest	(113)	(62)
	623,768	587,284
Capital and reserves		
Called up equity share capital	12,748	12,725
Share premium account	441,397	437,671
Merger reserve	61,111	61,111
Profit and loss account	108,512	75,777
Equity shareholders' funds	623,768	587,284

Consolidated Cash Flow Statement

For the six months ended 31 March 2002

	2002 £'000	Six months ended 31 March (Unaudited) 2001 £'000	Year ended 30 September (Audited) 2001 £'000
Net cash inflow from operating activities	82,925	66,555	119,576
Returns on investments and servicing of finance			
Interest received	715	312	3,302
Interest paid	(4,778)	(1,263)	(9,023)
Issue cost of loans	(180)	(373)	(1,877)
Interest element of finance lease rental payments	(2)	(9)	(415)
Net cash outflow from returns on investments and servicing of finance	(4,245)	(1,333)	(8,013)
Taxation			
Corporation tax paid	(11,842)	(13,791)	(23,184)
Capital expenditure			
Payments to acquire tangible fixed assets	(8,523)	(5,384)	(11,619)
Receipts from sales of tangible fixed assets	187	24	4,865
Net cash outflow from capital expenditure	(8,336)	(5,360)	(6,754)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration – current year acquisitions	(13,838)	(7,482)	(218,474)
– prior year acquisitions	(7,981)	(972)	(11,781)
Net cash outflow from acquisitions and disposals	(21,819)	(8,454)	(230,255)
Equity dividends paid	(3,615)	(3,252)	(5,182)
Cash inflow/(outflow) before financing and management of liquid resources	33,068	34,365	(153,812)
Management of liquid resources			
(Increase)/decrease in short term deposits	(38,910)	1,745	11,212
Financing			
Shares issued	2,121	1,306	2,381
Movement in loan funding	16,981	(656)	130,906
Repayment of capital element of finance leases	(36)	(127)	(2,758)
Net cash inflow from financing	19,066	523	130,529
Increase/(decrease) in cash in the period	13,224	36,633	(12,071)

Consolidated Statement of Total Recognised Gains and Losses

For the six months ended 31 March 2002

	2002 £'000	Six months ended 31 March (Unaudited) 2001 £'000	Year ended 30 September (Audited) 2001 £'000
Profit for the financial period	44,899	40,793	83,740
Translation of foreign currency net investments and related borrowings	(8,534)	(2,147)	3,463
Total recognised gains and losses relating to the period	36,365	38,646	87,203

Notes

1 Analysis of results

	2002 £'000	Six months ended 31 March* 2001 £'000	Year ended 30 September 2001 £'000
Turnover			
UK	76,734	71,440	148,839
France	43,102	36,745	74,103
Germany/Switzerland	15,574	14,961	28,451
US	114,941	107,490	209,189
Interact	26,047	–	23,555
	276,398	230,636	484,137
Acquisition – France	3,423	–	–
Impact of foreign exchange	–	(987)	–
Total	279,821	229,649	484,137
Operating profit			
UK	27,449	28,352	56,316
France	12,927	9,442	21,859
Germany/Switzerland	2,714	2,039	4,473
US	24,106	20,450	45,582
Interact	2,075	–	151
	69,271	60,283	128,381
Acquisition – France	546	–	–
Impact of foreign exchange	–	(140)	–
Total	69,817	60,143	128,381

* Foreign currency results for the period ended 31 March 2001 have been retranslated at exchange rates used for the period ended 31 March 2002 to facilitate the comparison of results.

2 Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2001 £'000	Cash flow £'000	Acquisitions £'000	Exchange movement/other £'000	At 31 March 2002 £'000
Net cash at bank and in hand	42,754	13,224	–	–	55,978
Short term deposits	–	38,910	–	(3)	38,907
Loans due within one year	(7,584)	21	(184)	(35,374)	(43,121)
Finance leases due within one year	(57)	36	–	–	(21)
Loans due after more than one year	(226,039)	(16,822)	–	27,406	(215,455)
Finance leases due after more than one year	(21)	–	–	–	(21)
	(190,947)	35,369	(184)	(7,971)	(163,733)

3 Taxation
The taxation charge for the period comprises:

	2002 £'000	Six months ended 31 March 2001 £'000	Year ended 30 September 2001 £'000
UK taxation	9,585	10,918	22,303
Overseas taxation	10,610	7,421	15,306
	20,195	18,339	37,609

4 The unaudited financial information set out above does not constitute the Company's statutory accounts for the period ended 31 March 2002. The accounting policies used as a basis for this interim results announcement are consistent with the Company's statutory accounts for the year ended 30 September 2001 (except as discussed in point 5 below) which have been delivered to the Registrar of Companies. The Group results for the year ended 30 September 2001 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2001 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2002 will be delivered in due course.

5 In December 2000 the Accounting Standards Board issued Financial Reporting Standard No 19: Deferred Tax (FRS 19). Under FRS 19 the Group is required to recognise deferred tax as a liability or asset if transactions or events giving rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Previously the Group provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Deferred tax unprovided for as at 30 September 2001, and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment. The impact on the profit and loss account for the six months to 31 March 2002 is £7,043,000. There was no impact on the profit and loss account for the six months to 31 March 2001 and 30 September 2001. Shareholders' funds at 30 September 2001 have been increased by £48,362,000. As permitted by FRS 19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

6 The calculation of basic earnings per ordinary share is based on earnings of £44,899,000 (2001: £40,793,000) being the profit for the period, and on 1,273,689,033 ordinary 1p shares (2001: 1,269,100,859) being the weighted average number of ordinary shares in issue during the period. The diluted earnings per ordinary share is based on profit for the period of £44,899,000 (2001: £40,793,000) and on 1,282,710,783 ordinary 1p shares (2001: 1,282,691,501).

7 The interim dividend of 0.157 pence per share will be paid on 17 June 2002 to shareholders on the register at the close of business on 17 May 2002.



FOR IMMEDIATE RELEASE
7 May 2003

SAGE PRE-TAX PROFIT UP 14% TO £74.3 MILLION FOR HALF-YEAR ENDED 31 MARCH 2003

The Sage Group plc ("Sage"), a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises ("SMEs"), announces its unaudited results for the half-year ended 31 March 2003.

Highlights

- Turnover increased by 4%* to £282.1m (2002: £270.1m*)
- Pre-tax profit increased 14% to £74.3m (2002: £65.1m)
- Earnings per share up 14% to 4.02p (2002: 3.53p)
- US operating profit increased by 30%* to £30.5m (2002: £23.5m)
- UK operating margins increased to 40% (2002: 36%)
- Operating cash flow up 21% to £100.6m (2002: £82.9m)
- 115,000 new customers added in the period, bringing the total to 3.1m customers (2002: 2.9m), excluding Interact
- Geographical analysis*

£m	2003 Turnover	2003 Operating profit	2002 Turnover	2002 Operating profit
UK	80.2	31.7	76.7	27.4
Mainland Europe	66.2	14.8	67.2	17.4
US	135.7	30.6	126.2	23.5
	282.1	77.1	270.1	68.3
Impact of foreign exchange*	-	-	9.7	1.5
	282.1	77.1	279.8	69.8

Chairman, Michael Jackson, commented: "These results again demonstrate the resilience of our business, and our ability to generate growth. Our key asset is our large and growing customer base of over 3 million SMEs to which we are able to sell an expanding portfolio of products and services. This enables us to continue to develop the business both organically and by acquisition.

Whilst we have seen no improvement in market conditions, our business progressed well in the first half. We achieved strong results in the UK and the US and, whilst Europe was weaker, we see some encouraging signs there. We therefore continue to view 2003 with confidence".

*Foreign currency results for the period ended 31 March 2002 have been retranslated at current period exchange rates to facilitate comparison of certain of the results within this release.

Enquiries:

The Sage Group plc 0191 255 3000
Paul Walker, Chief Executive
Paul Harrison, Finance Director
Phil Branston, Investor Relations

Financial Dynamics 020 7831 3113
Giles Sanderson
Harriet Keen
Emma Rutherford

Notes to editors:
The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

Introduction

We are pleased to announce a strong performance in the period with turnover increasing by 4%* and pre-tax profit increasing by 14%. With no improvement in market conditions during the period, these results reflect further progress in our strategy of generating more revenues from our large and growing customer base of 3.1m small and medium-sized enterprises ("SMEs").

Our services revenues grew by 6%* to £168.8m (2002: £158.6m*), representing 60% of revenues (2002: 59%), and generated a significant portion of our revenue growth. Support contract revenues continue to be the key part of this growth.

Software licence revenues grew 2%* to £113.3m (2002: £111.5m*) and provided the remaining 40% of revenues (2002: 41%). £60.6m of revenue came from the sale of software to 115,000 first-time customers (2002: £63.6m*). We sold software upgrades to a further 197,000 existing customers, generating revenues of £39.3m (2002: £35.3m*). The sale of more sophisticated software solutions (up-selling) and of a broader range of solutions (cross-selling) to 26,000 customers, contributed £12.3m (2002: £11.4m*), representing a rising proportion of software revenues.

We continue to progress our strategy of selling industry-specific ("vertical") solutions to our customers. At the entry-level we have released versions of our core software suitable for those small businesses seeking industry-specific features for the first time. In the mid-market we have continued to bring to market accounting solutions tailored to industry-specific needs, through product development, close co-operation with channel partners, and acquisition.

All of the Group's businesses continue to focus on cost-efficient installed base marketing and on effectively managing costs. As a result, the increase in revenue translated into higher profits.

We continue to monitor closely the competitive landscape and have seen no change in the period. Our commitment to constant product improvement, effective channel management and high standards of locally-based customer service and support remain significant differentiating factors.

Financial Overview

In the six months to 31 March 2003, we increased turnover by 4%* to £282.1m (2002: £270.1m*). Operating profit rose by 13%* to £77.1m (2002: £68.3m*), and pre-tax profit improved 14% to £74.3m (£65.1m). Earnings per share increased 14% to 4.02p (2002: 3.53p).

The movement in exchange rates had a significant translational impact on results for the period. The 11% decline in the US dollar against sterling, compared to the prior year period, impacted the 48% of Group revenues originated in dollars. This was only partially offset by a 6% appreciation of the Euro. On an unadjusted basis, turnover grew 1% and operating profit increased by 10%.

The interim dividend is being raised to 0.555p per share (2002: 0.157p). This increase reflects the rebasing of the dividend announced with our results for the year ended 30 September 2002. This dividend is covered 7 times by earnings per share. The dividend will be payable on 13 June 2003 to shareholders on the register at close of business on 16 May 2003.

The Group's strong earnings, recurring revenues and effective cash management created significant growth in cash flow. Operating profit of £77.1m generated operating cash flow of £100.6m. At 31 March 2003 the Group had net debt of £93.1m (2002: £163.7m) with net interest covered 27 times by operating profit.

Operational Review

UK

The UK business grew revenues by 5%, adding 23,000 new customers in the period and growing support and upgrade revenues. Whilst market conditions were substantially unchanged during the period, the SME Division delivered growth through the sale of services and software upgrades. In the Enterprise Division, revenues stabilised at the level of the second half of 2002.

The operating margin rose to 40% (2002: 36%). This reflects the benefits of last year's reorganisation of the Enterprise Division, and revenue growth in the SME division.

Mainland Europe

In difficult market conditions our Mainland European revenues were 1%* below the prior period. Two factors impacted performance. Firstly, the prior period benefited from revenues associated with full Euro adoption. Secondly, economic conditions in the period were depressed. These factors offset progress made in service activities and in up-selling and cross-selling initiatives.

In the French business, revenues were 6%* below the prior year period and, as a consequence, margins fell to 25% (2002: 29%).

In January 2003 we acquired Concept Group. This business provides treasury management and consolidation software products for SMEs. This acquisition contributed revenues of £2.0m in the period and made an operating profit of £0.1m. Now integrated into the French business, this acquisition will provide stimulus to cross-selling initiatives.

Our German and Swiss businesses grew revenues by 10%* with the benefit of a full period's contribution from Gandke & Schubert acquired in April 2002. At the end of the period we concluded the acquisition of Primus, which strengthened our position in the vertical "tradesmen's" market. Operating margins in Germany and Switzerland were maintained at 17%.

US

Our US business (including Interact) delivered a strong financial performance with revenue growth of 8%* and operating profit growth of 30%*. Operating margins rose to 23% (2002: 19%), benefiting from a more unified installed base focus and expense control across a range of activities.

Our US accounting business grew revenues 4%* and operating profit by 21%* returning an operating margin of 24% (2002: 21%).

Underlying this performance we saw continued strength at the entry-level with the core *Peachtree* product maintaining its strong market position, attracting 45,000 new customers in the period, and growing revenues by 11%.

In the mid-market, despite customers continuing to defer software purchase decisions, software sales to first-time customers have been maintained at prior year levels, and we have continued to apply up-selling and cross-selling strategies. In the Accounting business 22% of new licence revenues came from up-selling whilst in the Speciality Products business, 13% of new licence revenues came from cross-selling.

The Non-profit and Government Division performed well, growing revenues and profits and acquiring a specialist product for charities.

The CRM business, Interact, continued its progress since acquisition with revenue growth of 21%* to £28.4m (2002: £23.5m*) producing an operating profit of £4.3m (2002: £1.9m*) at an operating margin of 15% (2002: 8%). Growth at Interact has resulted in large part from installed base initiatives. The *ACT!* product upgrade released in August 2002 has provided an ongoing revenue and profit stream whilst the provision of support to Interact's large customer base continues to gather momentum. The international business, representing 19% of Interact's revenues, reported a profit for the first time following its restructuring in 2002.

After the period end our US operations announced a re-organisation of the business into two divisions - the Small Business Division (incorporating Peachtree and ACT!) and the Mid-market Division (containing our accounting, fixed assets, HR, SalesLogix and Non-Profit product offerings for mid-market customers). The new structure, effective 1 October 2003, will help to ensure that we present one cohesive face to our customers and partners, and that we operate in a more efficient manner. There will be no significant costs arising out of this re-organisation.

Board Change

Graham Wylie, one of the founders of Sage, and Managing Director of the UK business, has decided to retire from his current role, and from the Board, with effect from 31 May 2003 after 22 years of service. The Board would like to acknowledge Graham's considerable contribution to the business and wish him well. The Board is pleased to announce that Paul Stobart will move from his current role in Sage Group to become Managing Director of the UK business. Paul has been with the Group, and a member of the Board, since 1996.

Outlook

These results again demonstrate the resilience of our business, and our ability to generate growth. Our key asset is our large and growing customer base of over 3 million SMEs to which we are able to sell an expanding portfolio of products and services. This enables us to continue to develop the business both organically and by acquisition.

Whilst we have seen no improvement in market conditions, our business progressed well in the first half. We achieved strong results in the UK and the US and whilst Europe was weaker, we see some encouraging signs there. We therefore continue to view 2003 with confidence.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2003

	2003 £'000	Six months ended 31 March 2002 (Unaudited) £'000	Year ended 30 September 2002 (Audited) £'000
Turnover	282,056	279,821	551,731
Operating profit	77,094	69,817	137,680
Net interest payable	(2,835)	(4,671)	(8,526)
Profit on ordinary activities before taxation	74,259	65,146	129,154
Taxation on profit on ordinary activities	(23,020)	(20,195)	(40,038)
Profit on ordinary activities after taxation	51,239	44,951	89,116
Equity minority interest	-	(52)	(41)
Profit for the financial period	51,239	44,899	89,075
Equity dividends	(7,102)	(2,033)	(19,143)
Amount transferred to reserves	44,137	42,866	69,932
Earnings per share (pence) – basic	4.017p	3.525p	6.990p
Earnings per share (pence) – diluted	4.001p	3.500p	6.960p
Dividend per share (pence)	0.555p	0.157p	1.500p

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 31 March 2003

	2003 £'000	Six months ended 31 March 2002 (Unaudited) £'000	Year ended 30 September 2002 (Audited) £'000
Profit for the financial period	51,239	44,899	89,075
Translation of foreign currency net investments and related borrowings	1,494	(8,534)	12,233
Total recognised gains and losses relating to the period	52,733	36,365	101,308

CONSOLIDATED BALANCE SHEET
As at 31 March 2003

	31 March 2003 (Unaudited) £'000	30 September 2002 (Audited) £'000
Fixed assets		
Intangible	847,651	830,908
Tangible	64,795	54,541
	912,446	885,449
Current assets		
Stocks	2,548	2,306
Debtors	117,259	108,219
Deferred tax asset	22,566	28,306
Cash at bank and in hand	78,242	58,795
	220,615	197,626
Creditors: amounts falling due within one year	(180,056)	(177,010)
Net current assets	40,559	20,616
Total assets less current liabilities	953,005	906,065
Creditors: amounts falling due after more than one year	(134,147)	(157,194)
Deferred income	(151,129)	(127,019)
Equity minority interest	(121)	(121)
	667,608	621,731
Capital and reserves		
Called up equity share capital	12,759	12,755
Share premium account	442,244	441,859
Merger reserve	61,111	61,111
Profit and loss account	151,494	106,006
Equity shareholders' funds	667,608	621,731

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2003

	2003	Six months ended 31 March 2002 (Unaudited)	Year ended 30 September 2002 (Audited)
	£'000	£'000	£'000
Net cash inflow from operating activities	100,615	82,925	145,178
Returns on investments and servicing of finance			
Interest received	546	715	1,520
Interest paid	(2,885)	(4,778)	(9,454)
Issue cost of loans	-	(180)	(180)
Interest element of finance lease rental payments	-	(2)	(3)
Net cash outflow from returns on investments and servicing of finance	(2,339)	(4,245)	(8,117)
Taxation			
Corporation tax paid	(11,987)	(11,842)	(22,645)
Capital expenditure			
Payments to acquire tangible fixed assets	(14,127)	(8,523)	(19,130)
Receipts from sales of tangible fixed assets	137	187	468
Net cash outflow from capital expenditure	(13,990)	(8,336)	(18,662)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration - current year acquisitions	(12,144)	(13,838)	(28,185)
- prior year acquisitions	(3,917)	(7,981)	(19,292)
Net cash outflow from acquisitions and disposals	(16,061)	(21,819)	(47,477)
Equity dividends paid	(17,150)	(3,615)	(5,595)
Cash inflow before financing and management of liquid resources	39,088	33,068	42,682
Management of liquid resources			
Increase in short term deposits	(92)	(38,910)	(1,367)
Financing			
Shares issued	238	2,121	2,604
Movement in loan funding	(19,861)	16,981	(29,104)
Repayment of capital element of finance leases	(21)	(36)	(57)
Net cash (outflow)/inflow from financing	(19,644)	19,066	(26,557)
Increase in cash in the period	19,352	13,224	14,758

NOTES

1. Analysis of results

	Six months ended 31 March 2003 £'000	Six months ended 31 March 2002* (Unaudited) £'000	Year ended 30 September 2002 (Audited) £'000
Turnover			
UK	80,190	76,734	155,986
France	46,911	49,710	87,411
Germany/Switzerland	19,252	17,449	31,420
US	107,316	102,719	223,285
Interact	28,387	23,460	53,629
	282,056	270,072	551,731
Impact of foreign exchange	-	9,749	-
Total	282,056	279,821	551,731
Operating profit			
UK	31,685	27,449	57,625
France	11,576	14,429	24,025
Germany/Switzerland	3,276	2,931	4,588
US	26,234	21,598	50,118
Interact	4,323	1,868	7,324
	77,094	68,275	143,680
Impact of foreign exchange	-	1,542	-
Sponsorship arrangement – The Sage Gateshead	-	-	(6,000)
Total	77,094	69,817	137,680

2. Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2002 (Audited) £'000	Cash flow £'000	Exchange movement/other £'000	At 31 March 2003 (Unaudited) £'000
Net cash at bank and in hand	57,512	19,352	-	76,864
Short term deposits	1,283	92	3	1,378
Loans due within one year	(39,076)	31,593	(31,594)	(39,077)
Finance leases due within one year	(21)	21	-	-
Loans due after more than one year	(152,507)	(11,732)	31,975	(132,264)
	(132,809)	39,326	384	(93,099)

3. Taxation

The taxation charge for the period comprises:

	Six months ended 31 March 2003 £'000	2002 (Unaudited) £'000	Year ended 30 September 2002 (Audited) £'000
UK taxation	11,205	9,585	20,194
Overseas taxation	11,815	10,610	19,844
	23,020	20,195	40,038

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the period ended 31 March 2003. The accounting policies used as a basis for this interim results announcement are consistent with the Company's statutory accounts for the year ended 30 September 2002, which have been delivered to the Registrar of Companies. The Group results for the year ended 30 September 2002 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2002 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2003 will be delivered in due course.

5. The calculation of basic earnings per ordinary share is based on earnings of £51,239,000 (2002: £44,899,000) being the profit for the period, and on 1,275,648,166 ordinary 1p shares (2002: 1,273,689,033) being the weighted average number of ordinary shares in issue during the period. The diluted earnings per ordinary share is based on profit for the period of £51,239,000 (2002: £44,899,000) and on 1,280,526,175 ordinary 1p shares (2002: 1,282,710,783).

6. The interim dividend of 0.555 pence per share will be paid on 13 June 2003 to shareholders on the register at the close of business on 16 May 2003.

PLEASE COMPLETE IN
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88(2)

Return of Allotment of Shares

HFPO83

ompany Number	2231246
ompany name in full	The Sage Group plc

hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which hares were allotted *f shares were allotted on one date nter that date in the "from" box.)*	23	05	2003			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	85,000		
ominal value of each share	1p		
mount (if any) paid or due on each hare *(including any share premium)*	140.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted *This information must be supported by e duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC GLOBAL CUSTODY NOMINEES UK LIMITED Part ID BH01 Designation 909760 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 85,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 85,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 2/6/2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SK2127 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number	2231246
ompany name in full	The Sage Group plc

hares allotted (including bonus shares):

ate or period during which
iares were allotted
*' shares were allotted on one date
iter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	1 9	0 5	2 0 0 3			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	2,310		
ominal value of each share	1p		
mount (if any) paid or due on each ıare *(including any share premium)*	114.80p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up			

onsideration for which ıe shares were allotted *'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ›ntract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Julie Stone Address 17 Westwood View, Crawcrook, Ryton, Tyne & Wear UK Postcode NE40 4HR	Class of shares allotted Ordinary	Number allotted 2,310
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,310

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

gned [signature] Date 2/6/2003.

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/KT5585 Tel: 01903 833423

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number	2231246
ompany name in full	The Sage Group plc

hares allotted (including bonus shares):

ate or period during which hare ere allotted
' shares were allotted on one date nter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	1 5	0 5	2 0 0 3			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	10,710		
ominal value of each share	1p		
mount (if any) paid or due on each haro *(including any sharo premium)*	140.0p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted *his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Ltd Design SHAREOPT Part ID 092 Address PO BOX 23440 7 Drumsheugh Gardens Edinburgh UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 15/5/2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E2061 Tel: 01903 833436

PLEASE COMPLETE IN
TYPESCRIPT OR IN
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88(2

Return of Allotment of Sha

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Deutsche Nominees Limited A/c DEP0001 Part ID: 49001 Address 23 Great Winchester Street London UK Postcode EC2P 2AX	Ordinary	200,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	200,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 15 May 2003.

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SK/2033 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which s   es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,220		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	$1.7281		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address P O BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH PART ID 092 DESIG SHAREOPT UK Postcode EH3 7WL	Ordinary	10,220
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	10,220

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 30 April 2003.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/HB/EX5472 Tel: 01903 833415

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

PO83

npany Number: 2231246

npany name in full: The Sage Group plc

ıres allotted (including bonus shares):

ɜ or period during which · ˋ were allotted
ɩ.. ɹs were allotted on one date r that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	0|6	0|3	2| 0| 0| 3	|	|	|||

ss of shares *inary or preference etc)*	Ordinary		
nber allotted	24,428		
ninal value of each share	1p		
ount (if any) paid or due on each ıre *(including any share premium)*	€1.775		

t the names and addresses of the allottees and the number of shares allotted to each overleaf

ŀ. ɜllotted shares are fully or partly paid up otherwise than in cash please state:

.hat each share is to be ɜted as paid up			

ısideration for which shares were allotted
⁼ information must be supported by duly stamped contract or by the duly ıped particulars on Form 88(3) if the tract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

nes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC GLOBAL CUSTODY NOMINEE UK LTD PART ID: BH01 Address MARINER HOUSE PEPYS STREET LONDON UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 24,428
Name Address UK Postcode	Class of shares allotted	Number allotted
me Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 24,428

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] Date 12/3/2003.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/LD1536 Tel: 01903 833421



Companies House

— for the record —

The Company Secretary
THE SAGE GROUP PLC.
Sage House
Benton Park Road
Newcastle Upon Tyne
NE7 7LZ

06756-00003

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0800
DX 33050 Cardiff

· Ref 2231246/09/28
e 26th February 2003

03 Annual Return for Company Number 2231246

ur company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on 23rd bruary 2003 about your company and makes provision for you to enter certain details that are not already held.

/ou should do

Check the information already pre-printed on the Annual Return
Enter any changes to that information in the spaces provided
Complete section 3 and provide a full list of shareholders or list of changes to the company shareholders as appropriate
Complete and sign the Declaration
Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.

ortant dates

ase make sure that the information you give us:
Confirms your company's details as at **14th March 2003 the return date**
Reaches Companies House by **11th April 2003 at the latest**

urning the form

e to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its ers or the company being struck off the register. This applies to all companies, **even those which have not been ling.**

ipany no longer required?

company is not trading and is no longer required, let us know by telephoning 0870 3333636.

fee

fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your pleted Annual Return.

P.T.O



AWARDED FOR EXCELLENCE

THE ANNUAL RETURN FORM 363s

ING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED 'ORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if ıpplicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

MEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *f you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

U CANNOT USE THIS FORM TO TELL COMPANIES HOUSE OUT:

- 'he appointment of any new company officers. You must use form 288a;
- 'he allotment of new shares. You must use form 88(2);
- ın increase in total nominal share capital. You must use form 123.

MEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly if applicable);*

---

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'npanies House can be found at:

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:ompanies House

— for the record —

:mpany Name

E SAGE GROUP PLC.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

mpany Type
blic Limited Company

mpany Number
31246

ormation extracted from
mpanies House records on
'd February 2003

f: 2231246/09/28

Section 1: Company details

	Current details		Amended details	
Registered Office ..ddress *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Sage House Benton Park Road Newcastle Upon Tyne NE7 7LZ		Address UK Postcode _ _ _ _ _ _ _	
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office		Address UK Postcode _ _ _ _ _ _ _	
Register of Debenture Holders *' any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable		Address UK Postcode _ _ _ _ _ _ _	
'rincipal Business ^ctivities *' any of the details are :rong, strike them through :nd fill in the correct details i the "Amended details" olumn.*	SIC Code	Description	SIC CODE	Description
	7415	Holding companies Incl head offices	_ _ _ _	
			_ _ _ _	
			_ _ _ _	
			_ _ _ _	

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

14-05-03 11:12 From:

npany Number - 2231246

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Michael John ROBINSON	Name __________
	Address Bowes Hall Bowes Barnard Castle County Durham DL12 9HU	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
Particulars of a new Company Secretary must be notified on form 288.		UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Michael John ROBINSON ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Guy Serge BERRUYER	Name __________
	Address 30 Rue Louis Pasteur Boulogne 92100 France	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
articulars of a new Director nust be notified on form ·88.	Date of birth 12/08/1951 Nationality French Occupation Chief Executive Sage France Sa	UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Guy Serge BERRUYER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

ıpeny Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details		Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Lindsay Claude Neils BURY		Name ____
	Address Millichope Park Munslow Craven Arms Shropshire SY7 9HA		Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____
	Date of birth	13/02/1939	UK Postcode _ _ _ _ _ _ _
	Nationality	British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	Occupation	Director	Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Lindsay Claude Neils BURY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Dr Charles John CONSTABLE		Name ____
	Address 20 Kimbolton Road Bedford MK40 2NR		Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____
	Date of birth	20/01/1936	UK Postcode _ _ _ _ _ _ _
	Nationality	British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	Occupation	Director	Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Dr Charles John CONSTABLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

npany Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details		Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Scott HARRISON **Address** 8 Otterburn Terrace Newcastle Upon Tyne Tyne & Wear NE2 3AP		Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth	24/06/1964	
	Nationality	British	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation**	Chartered Accountant	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Scott HARRISON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Kevin Clyde HOWE **Address** 5618 Harbour Town Dallas Texas 75287 United States Of America		Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth	14/02/1949	
	Nationality	Us Citizen	UK Postcode _ _ _ _ _ _ _
'articulars of a new Director ·ust be notified on form ·88.	**Occupation**	Company President Usa	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Kevin Clyde HOWE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details

Name
Timothy Charles William INGRAM
MBA FCIB

Address
6 Ranelagh Avenue
London
SW6 3PJ

Date of birth 18/06/1947

Nationality British

Occupation Company Director

Amended details

Name ____________________

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ____________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ____________________

Occupation ____________________

Date of change _ _ / _ _ / _ _ _ _

Date Timothy Charles William INGRAM MBA FCIB ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details

Name
Michael Edward Wilson JACKSON

Address
2 Castello Avenue
Putney
London
SW15 6EA

Date of birth 16/03/1950

Nationality British

Occupation Financial Advisor

Amended details

Name ____________________

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ____________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ____________________

Occupation ____________________

Date of change _ _ / _ _ / _ _ _ _

Date Michael Edward Wilson JACKSON ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

npany Number - 2231246

Section 2: Details of Officers of the Company (continued)

Current details	Amended details

Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details

Name
Paul Lancelot STOBART

Address
50 Princess Mary Court
Newcastle Upon Tyne
Tyne & Wear
NE2 3BG

Date of birth 31/05/1957

Nationality British

Occupation Director

Amended details

Name ____________________

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ____________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ____________________

Occupation ____________________

Date of change _ _ / _ _ / _ _ _ _

Date Paul Lancelot STOBART ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details

Name
Paul Ashton WALKER

Address
5 Elmfield Park
Gosforth
Newcastle Upon Tyne
Tyne & Wear
NE3 4UX

Date of birth 17/05/1957

Nationality British

Occupation Company Director

Amended details

Name ____________________

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ____________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ____________________

Occupation ____________________

Date of change _ _ / _ _ / _ _ _ _

Date Paul Ashton WALKER ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

npany Number - 2231246

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Andrew William Graham WYLIE	Name __________ [ ] Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 12 Adderstone Crescent Jesmond Newcastle Upon Tyne NE2 2HH	Address __________ __________ __________
		UK Postcode - - - - - - -
	Date of birth 12/08/1959	Date of birth - - / - - / - - - -
	Nationality British	Nationality __________
Particulars of a new Director must be notified on form 288.	Occupation Company Director	Occupation __________
		Date of change - - / - - / - - - -
		Date Andrew William Graham WYLIE ceased to be director (if applicable) - - / - - / - - - -

DIRECTOR

Name : Ronald Verni

Address : 249 Southern Hill Drive
Duluth
Georgia 30097
USA.

Date of Birth : 09.08.1948.

Nationality : American

Occupation : Chief Executive Officer.

mpany Number - 2231246

Section 3: Share Capital

(C)

Issued share capital details

Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	1,275,863,779	£12,758,637.79

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1,275,863,779

Aggregate Nominal Value of issued shares: £12,758,637.79

t of past and present members *(Tick appropriate box)*

Please complete the required information on the attached schedules or in another format agreed by Companies House.

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

CD format enclosed.

The last full list of members was received on: 14/03/2002

REMEMBER:

Changes to shareholder particulars or details of shares transferred to be completed each year
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

mpany Number - 2231246

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ _	Details of Shareholders on enclosed CD		
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ _			

mpany Number - 2231246

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

npany Number - 2231246



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 23 / 04 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to *14/3/2003*

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than 14th March 2004 please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: MISS CLAIRE NAYLOR

Telephone number *inc code*: 0191 255 3058

Address: THE SAGE GROUP PLC
SAGE HOUSE
BENTON PARK ROAD
NEWCASTLE UPON TYNE

DX number *if applicable*: _ _ _ _ _ _

DX exchange:

Postcode: NE7 7LZ

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 ...

88(2

Return of Allotment of Shar

:HFP083

:ompany Number	2231246
:ompany name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ˉ e or period during which : es were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	2|4	0|2	2| 0| 0| 3	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,210		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	64.8p		

' ist the names and addresses of the allottees and the number of shares allotted to each overleaf

I. .ne allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

nes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR JOHN ANTHONY BAMPTON	Class of shares allotted	Number allotted
Address 34 PARK AVENUE GOSFORTH	Ordinary	10,640
NEWCASTLE UPON TYNE		
UK Postcode NE3 2LD		
Name MR WAYNE ANDREW CURRY	Class of shares allotted	Number allotted
Address 113 THE PADDOCK GARTH THIRTY TWO	Ordinary	4,250
NEWCASTLE UPON TYNE		
UK Postcode NE12 6HH		
Name MR ALISTAIR DAVID LEADBETTER	Class of shares allotted	Number allotted
Address 78 FERN AVENUE JESMOND	Ordinary	5,320
NEWCASTLE UPON TYNE		
UK Postcode NE2 2QY		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	20,210
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25/2/2003.

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/KS5219 Tel: 01903 8333147

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

'PO83

npany Number: 2231246

mpany name in full: The Sage Group plc

.ares allotted (including bonus shares):

te or period during which
; were allotted
shares were allotted on one date
er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 1	0 2	2 0 0 3			

ass of shares *dinary or preference etc)*	Ordinary		
ımber allotted	10,000		
ɔminal value of each share	1p		
mount (if any) paid or due on each ıare *(including any share premium)*	81.10p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

ı..e allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
ıe shares were allotted
nis information must be supported by
ıe duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ɔntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

nes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
ame RBSTB NOMINEES LIMITED ddress ONE CANADA SQUARE ONDON PART ID: IXXFH UK Postcode E 1 4 5 A	Ordinary	10,000
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
ne Address UK Postcode		
	Class of shares allotted	Number allotted
Name ddress UK Postcode		
	Class of shares allotted	Number allotted
me Address UK Postcode	TOTAL	10,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

ed [signature] Date 14 February 2003.

director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

se give the name, address, hone number and, if available, number and Exchange of the on Companies House should ct if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AG1352 Tel: 01903 833421

DX exchange

14-05-03 11:17 From:

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

FPO83

mpany Number	2231246
ımpany name in full	The Sage Group plc

ıares allotted (including bonus shares):

te or period during which ·s were allotted
..ares were allotted on one date 'er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	02	2003			

ass of shares *dinary or preference etc)*	Ordinary		
ımber allotted	229250		
ɔminal value of each share	1p		
nount (if any) paid or due on each are *(including any share premium)*	54.8p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

ıe allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which e shares were allotted
his information must be supported by ɜ duly stamped contract or by the duly ımped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

14-05-03 11:12 From:

ıs and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
ne The Sage Group Quest Company Limited	Class of shares allotted	Number allotted
dress Benton Road	Ordinary	229,250
Newcastle Upon Tyne		
UK Postcode NE 7 7Z		
ıme	Class of shares allotted	Number allotted
ldress		
UK Postcode		
ame	Class of shares allotted	Number allotted
ddress		
UK Postcode		
Jame	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	229,250
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] Date 7. 1. 2003.

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should act if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/JP5139 Tel: 01903 833415

14-05-03 11:17 From:

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ᵖO83

ıpany Number: 2231246

ıpany name in full: The Sage Group plc

res allotted (including bonus shares):

or period during which
'vere allotted
... were allotted on one date
that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	0|3	1|2	2| 0| 0| 2			

s of shares *iary or proforence etc)*	Ordinary		
ıber allotted	11,020		
iinal value of each share	1p		
unt (if any) paid or due on each e *(including any share premium)*	136.00P		

the names and addresses of the allottees and the number of shares allotted to each overleaf

llotted shares are fully or partly paid up otherwise than in cash please state:

.at each share is to be ed as paid up			

ideration for which hares were allotted
information must be supported by ily stamped contract or by the duly ied particulars on Form 88(3) if the ct is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

ıəs and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
ame BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
ddress P O BOX 23440 7 DRUMSHEUGH GARDENS	Ordinary	11,020
:DINBURGH		
DESIG SHAREOPT PART ID 092		
UK Postcode EH3 7W		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
e	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	11,020
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

ıed [signature] Date

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

se give the name, address, ›hone number and, if available, : number and Exchange of the on Companies House should act if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-B/HB/EX5835 Tel: 01903 833393

DX number DX exchange

14-05-03 11:18 From:

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

FPO83

npany Number: 2231246

npany name in full: The Sage Group plc

ares allotted (including bonus shares):

period during which ... vere allotted
(... were allotted on one date ... that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	11	2002			

ss of shares (nary or preference etc)	Ordinary		
nber allotted	5,060		
ninal value of each share	1p		
ount (if any) paid or due on each re (including any share premium)	114.80p		

names and addresses of the allottees and the number of shares allotted to each overleaf

lotted shares are fully or partly paid up otherwise than in cash please state:

hat each share is to be ted as paid up			

sideration for which shares were allotted
(information must be supported by ... ly stamped contract or by the duly ... ed particulars on Form 88(3) if the ... ct is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms.Lorraine Wardhaugh Address 15 Beanley Crescent, North Shields, UK Postcode NE30 2RZ	Class of shares allotted Ordinary	Number allotted 5,060
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,060

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 02.12.2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/KT5811 Tel: 01903 833436
DX exchange

14-05-03 11:18 From:

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

PO83

ıpany Number: 2231246

ıpany name in full: The Sage Group plc

ıres allotted (including bonus shares):

ˑ ᴜı period during which es were allotted *ares were allotted on one date ˑ that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	1 4	1 1	2 0 0 2			

ıs of shares *ıary or preference etc)*	Ordinary		
ıber allotted	10,000		
ıinal value of each share	1p		
ɔunt (if any) paid or due on each ˈe *(including any share premium)*	136.00p		

.e names and addresses of the allottees and the number of shares allotted to each overleaf

ıe allotted shares are fully or partly paid up otherwise than in cash please state:

nat each share is to be ıted as paid up			

ısideration for which shares were allotted
ˑ Information must be supported by ˈuly stamped contract or by the duly ɔed particulars on Form 88(3) if the act is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

ıes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
ame Brewin Nominees Limited	Class of shares allotted	Number allotted
ddress PO Box 23440, 7 Drumsheugh Gardens, Edinburgh	Ordinary	10,000
Desig: SHAREOPT Part. ID: 092 Mr. M. LEFTWICH		
UK Postcode EH3 7WL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	10,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] Date 27.11.2002

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

se give the name, address, phone number and, if available, number and Exchange of the on Companies House should act if there is any query.

LLOYDS TSB REGISTRARS . THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/KT5767 Tel: 01903 833436

14-05-03 11:18 From:

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	388		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	83.39p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Address PO Box 23440, 7 Drumsheugh Gardens, Edinburgh Part ID: 092 Desig: SHAREOPT UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 388
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 388

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/KT5723 Tel: 01903 833436



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	0 2	0 9	2 0 0 2	† Date of Birth			

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: * Honours etc:

Forename(s): Michael John

Surname: Robinson

Previous forename(s): Previous surname(s):

Usual residential address: Bowes Hall, Bowes

Post town: Barnard Castle Postcode: DL12 9HU

County / Region: Co. Durham Country:

† Nationality: † Business occupation:

† Other directorships (additional space next page):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 5.9.2002

Voluntary details.
† Directors only.
* Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5/9/02

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss L France, Sage (UK) Limited, Sage House, Benton Park Road, Newcastle upon Tyne, Tyne & Wear, NE7 7LZ, Tel 0191 255 3058.

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 02231246

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Giv previous forenames or surname(s) except:
- a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Blueprint
2000
Company Secretary



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

	Day	Month	Year
Date of termination of appointment	0 2	0 9	2 0 0 2

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Paul Scott

Surname Harrison

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5/9/02

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

† Voluntary details.
Directors only.
* Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss L France, Sage (UK) Limited, Sage House, Benton Park Road, Newcastle upon Tyne, Tyne & Wear, NE7 7LZ, Tel 0191 255 3058

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

D[illegible] or period during which s[illegible]es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,030		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	64.8p		

L[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

I[illegible] the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Paul Mckenna and John Paul Huggins Address C/O 30 Princes Road, Crosfarth Newcastle Upon Tyne UK Postcode	Class of shares allotted Ordinary	Number allotted 20,030
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,030

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 15. 10. 2002.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/B/CD5652/3436 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	840		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	114.80p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs. Pauline Rose Wilson Address 49 Bostock Avenue, Northampton UK Postcode N N 1 4 L N	Class of shares allotted Ordinary	Number allotted 840
Name Address UK Postcode	Class of shares allotted	Number allotted
ame UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
ame Address UK Postcode	Class of shares allotted Total	Number allotted 840

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21/8/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/MS5393/3393 Tel 01903 833393
DX number DX exchange

Blueprint 2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	02231245
Company Name in full	The Sage Group plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	2 3 0 7 2 0 0 2	† Date of Birth (Day Month Year)	0 9 0 8 1 9 4 8
Appointment as director	X	as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title		* Honours etc	
Forename(s)	Ronald		
Surname	Verni		
Previous forename(s)		Previous surname(s)	
Usual residential address	349 Southern Hill Drive		
Post town	Duluth	Postcode	
County / Region	Georgia 30097	Country	America
† Nationality	American	† Business occupation	Chief Executive Officer
† Other directorships (additional space next page)	None		

I consent to act as ** director / secretary of the above named company

Consent signature	[signature]	Date	3/24/2003

A director, secretary etc must sign the form below.

Signed	[signature]	Date	27/3/2003

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group Plc., Sage House,
Benton Park Road, Newcastle Upon Tyne, NE7 7LZ
Tel 0191 255 3058
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

14-05-03 11:15 From:

Company Number: 02231245

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Blueprint 2000
Company Secretary

14-05-03 11:15 From:

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

IFPO83

ɔmpany Number | 2231246

ɔmpany name in full | The Sage Group plc

ıares allotted (including bonus shares):

te ... ɹriod during which ırɛ ... vere allotted *ʒhares were allotted on one date ɜr that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	25	06	2002			

ıss of shares *ɪinary or preference etc)*	ORDINARY		
mber allotted	20,000		
minal value of each share	1p		
ıount (if any) paid or due on each ıre *(including any share premium)*	140.00p		

ɜt th~ names and addresses of the allottees and the number of shares allotted to each overleaf

ʼhe allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which ı shares were allotted
is information must be supported by duly stamped contract or by the duly ɲped particulars on Form 88(3) if the ıtract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig. SHAREOPT, Part. ID 092) Address PO Box 23440, 7 Drumsheugh Gardens, Edinburgh. UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 20,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date 4/7/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXB/MS5244/3393 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ımpany Number	2231246
ımpany name in full	The Sage Group plc

ıares allotted (including bonus shares):

te c( )eriod during which arı were allotted
shares were allotted on one date er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	06	2002			

ıss of shares *(dinary or preference etc)*	ORDINARY		
mber allotted	5380		
minal value of each share	1p		
ıount (if any) paid or due on each are *(including any share premium)*	114.80p		

st th names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

ınsideration for which : shares were allotted
is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Lynsey Nicholson Address 4 Cockshott Dean, Prudhoe, Northumberland UK Postcode N E 4 2 5 Q G	Class of shares allotted ORDINARY	Number allotted 1280
Name Ms Angela Jayne Mackay Address 10 Moor Lane, Cleadon Village, Cleadon, Sunderland UK Postcode S R 6 7 T T	Class of shares allotted ORDINARY	Number allotted 4100
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5380

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] Date 4/7/02

director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ise give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXB/KT5217/3147	Tel 01903 833147
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Share

HFPO83

ompany Number	2231246
ompany name in full	The Sage Group plc

hares allotted (including bonus shares):

	From			To		
at period during which hares were allotted *(shares were allotted on one date nter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	10	06	2002			

lass of shares *rdinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
umber allotted	1,880	11,020	10,710
ominal value of each share	1p	1p	1p
mount (if any) paid or due on each hare *(including any share premium)*	114.80p	136.00p	140.00p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which ie shares were allotted *his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig: SHAREOPT Part Id: 092) Address PO Box 23440 7 Drumsheugh Gardens Edinburgh UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 21,730
Name Mr Ian James Forsythe Robson Address 53 Porchester Drive Cramlington UK Postcode NE23 2QJ	Class of shares allotted ORDINARY	Number allotted 1,880
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 23,610

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB5144 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number	2231246
ompany name in full	The Sage Group plc

hares allotted (including bonus shares):

ate c eriod during which a were allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	05	2002			

ass of shares *dinary or preference etc)*	ORDINARY		
umber allotted	150,000		
ominal value of each share	1p		
nount (if any) paid or due on each iare *(including any share premium)*	65.20p		

st th names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC GLOBAL CUSTODY NOMINEES UK LIMITED Address MARINER HOUSE PEPYS STREET LONDON DESIG: 909780 CREST ID: BH01 UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 150,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 150,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] Date 16/6/02

director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LS5010 Tel 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	41870	5350	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	34.60p	114.80p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name MR.GRAEME HEDLEY MARCHBANK Address 7 CAIRNSMORE DRIVE, LAMBTON, WASHINGTON UK Postcode NE3 8PS	ORDINARY	41870
Name JANET LUMLEY Address 1 ASHBOURNE DRIVE, COXHOE,DURHAM UK Postcode DH6 4SE	ORDINARY	5350
Name UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	47220

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date 17/5/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/KT/5973/3147 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

te ꜀ ɔriod during which ar꜀ were allotted
shares were allotted on one date ɛr that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	05	2002	|	|	|||

ass of shares *(dinary or preference etc)*	ORDINARY		
mber allotted	20,000		
ɪminal value of each share	1p		
ıount (if any) paid or due on each are *(including any share premium)*	136.00p		

st th- names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

ɪnsideration for which shares were allotted
:is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig: SHAREOPT Part ID: 092) Address PO Box 23440 7 Drumsheugh Gardens Edinburgh UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **20,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 10/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB/5963/3147 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

HFPO83

:ompany Number	2231246
:ompany name in full	The Sage Group plc

:hares allotted (including bonus shares):

ate period during which
hares were allotted
shares were allotted on one date
nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	05	2002	|	|	|||

lass of shares *(rdinary or preference etc)*	ORDINARY		
umber allotted	457,410		
ominal value of each share	1p		
mount (if any) paid or due on each hare *(including any share premium)*	**43.20p**		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name DEUTSCHE NOMINEES LIMITED Address 23 GREAT WINCHESTER STREET LONDON CREST ID: 49001 DESIG : DEP0001 UK Postcode EC2P 2AX	Class of shares allotted ORDINARY	Number allotted 457,410
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 457,410

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 10/5/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/CF5928/3147 Tel 01903 833147
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

D[illegible]r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	04	2002	|	|	|||

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

L[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name RBSTB NOMINEES LIMITED Address ONE CANADA SQUARE LONDON CREST ID: IXXFH UK Postcode E 1 4 5 A L	Class of shares allotted ORDINARY	Number allotted 5000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 2 May 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/CF5869 Tel 01903 833147

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

ate ⌐ ⌐eriod during which
ːaı were allotted
shares were allotted on one date
ːter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	04	2002			

ass of shares *ʳdinary or preference etc)*	ORDINARY		
ımber allotted	17,850		
ɔminal value of each share	1p		
nount (if any) paid or due on each ıare *(including any share premium)*	140.00p		

ʹst tʰ⌐ names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which
e shares were allotted
his information must be supported by ɜ duly stamped contract or by the duly ɜmped particulars on Form 88(3) if the ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig: SHAREOPT Part Id: 092) Address PO Box 23440 7 Drumsheugh Gardens Edinburgh UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 17,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,850

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned ______ **Date** 23/4/02

\ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB/5820 Tel 01903 833147
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Share

ıFPO83

›mpany Number	2231246
›mpany name in full	The Sage Group plc

ıares allotted (including bonus shares):

te ᵒ' ᵊriod during which ar. were allotted
shares were allotted on one date er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	04	2002			

ıss of shares *dinary or preference etc)*	Ordinary	Ordinary	
mber allotted	3,980	11,130	
minal value of each share	1p	1p	
ıount (if any) paid or due on each are *(including any share premium)*	34.60p	114.80p	

st the names and addresses of the allottees and the number of shares allotted to each overleaf

he allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which shares were allotted *is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the itract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Ms. Karen Mary Geary Address The Coach House, Sandhoe, Hexam, Northumberland. UK Postcode NE46 4LU	ORDINARY	8,430
Name Mr. David Norman Cook Address 7 Conway Close, Ryton, Tyne And Wear. UK Postcode NE40 3NZ	ORDINARY	2,700
Name Ms. Angele Claire Mason Address 7 Beacon Lough Road, Beacon Lough, Gateshead, Tyne And Wear. UK Postcode NE46 4LU	Ordinary	3,980
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	15,110

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date 25 April 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/MS5834/3393 Tel 01903 833393

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

ate ... eriod during which
ar... were allotted
shares were allotted on one date
ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	03	2002	|	|	|||

ass of shares *dinary or preference etc)*	Ordinary		
umber allotted	50,000		
ominal value of each share	1p		
nount (if any) paid or due on each are *(including any share premium)*	136.00p		

st th names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be
eated as paid up

onsideration for which
e shares were allotted
his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited. (Desig. Shareopt., Part. ID 092) Address PO Box 23440, 7 Drumsheugh Gardens, Edinburgh. UK Postcode E H 3 7 W	Class of shares allotted Ordinary	Number allotted 50,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 50,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] Date 26/4/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/MS5688/3393 Tel 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

D[illegible]r period during which sh[illegible]es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

Lis[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig. SHAREOPT, Part. ID 092) Address PO Box 23440, 7 Drumsheugh Gardens, Edinburgh. UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 09/04/2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/MS5697/3393 Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

te period during which
ares were allotted
shares were allotted on one date
er that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	03	2002	|	|	|||

ass of shares *(dinary or preference etc)*	ORDINARY		
mber allotted	10,710		
minal value of each share	1p		
ıount (if any) paid or due on each are *(including any share premium)*	140.00p		

st th~ names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

ɪnsideration for which
shares were allotted
is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED (DESIG: SHAREOPT / PART ID: 092) Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned ______ Date 4/4/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB/5678 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 ... 2

Return of Allotment of Shares

IFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

te ... əriod during which areᴗ were allotted
shares were allotted on one date er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	03	2002	|	|	|||

ıss of shares *(dinary or preference etc)*	Ordinary		
mber allotted	20,000		
minal value of each share	1p		
ıount (if any) paid or due on each are *(including any share premium)*	81.10p		

st th- names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

ınsideration for which ɜ shares were allotted *(is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig. SHAREOPT, Part. ID 092) Address PO Box 23440, 7 Drumsheugh Gardens, Edinburgh. UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] Date 4/4/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LS5658/3393 Tel 01903 833393


sage

The Sage Group plc
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

Telephone 0191 255 3000
Facsimile 0191 255 0306
Web Site www.sage.com

21 October 2002

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF4 3UZ

Dear Sir/Madam

THE SAGE GROUP PLC (2231246)

Please find enclosed for filing Form 288a to record the appointment of Tim Ingram as a director of the above named Company.

If you have any queries regarding the enclosed document please do not hesitate to contact me.

Yours faithfully

Claire Naylor.

Claire Naylor
Assistant Company Secretary

Encs



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 02231246

Company Name in full THE SAGE GROUP PLC

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	18	03	2002
† Date of Birth	18	06	1947

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mr   * Honours etc: MBA FCIB

Forename(s): Timothy Charles William

Surname: Ingram

Previous forename(s):   Previous surname(s):

Usual residential address: 6 Ranelagh Avenue

Post town: Postcode: SW6 3PJ

County / Region: London   Country:

† Nationality: British   † Business occupation: Company Director

† Other directorships (additional space next page): See attached

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature T.C.W. Ingram   **Date** 18. 10. 2002

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 21.10. 2002

(** ~~a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C. L. Naylor, The Sage Group Plc.
Sage House, Benton Park Road, Newcastle Upon Tyne
NE7 7LZ   Tel 0191 255 3058
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 02231246

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- *for a married woman, the name by which she was known before marriage need not be given.*
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


coform

Company Name: The Sage Group Plc
Company Number: 02231246

List of UK directorships held currently and in the past 5 years for Timothy Charles William Ingram

Company Name	Resignation
Caledonia Investments Plc	
Savills PLC	
First National Securities (Holdings) Plc	30.06.2000
Abbey National Business Equipment Leasing Limited	21.07.1999
Hogg Robinson Plc	01.03.1999
Home Rent 1 Limited	27.06.2001
Home Rent 2 Limited	27.06.2001
Home Rent 3 Limited	27.06.2001
Home Rent 4 Limited	27.06.2001
Home Rent 5 Limited	27.06.2001
Home Rent 6 Limited	27.06.2001
Home Rent 7 Limited	27.06.2001
Home Rent 8 Limited	27.06.2001
Home Rent 9 Limited	27.06.2001
Home Rent 10 Limited	27.06.2001
Home Rent 11 Limited	27.06.2001
Home Rent 12 Limited	27.06.2001
Home Rent 13 Limited	27.06.2001
Home Rent 14 Limited	27.06.2001
Home Rent 15 Limited	27.06.2001
Home Rent 16 Limited	27.06.2001
Home Rent 17 Limited	27.06.2001
Home Rent 18 Limited	27.06.2001
Home Rent 19 Limited	27.06.2001
Home Rent 20 Limited	27.06.2001
Home Rent 21 Limited	27.06.2001
Home Rent 22 Limited	27.06.2001
Home Rent 23 Limited	27.06.2001
Abbey National Life Plc	28.02.2002
Scottish Mutual Insurance Plc	28.02.2002
Scottish Provident Limited	28.02.2002
Abbey National Plc	28.02.2002
First National Bank Plc	28.02.2002
HMC Group Plc	28.02.2002
First National Group Plc	28.02.2002



CALEDONIA
INVESTMENTS

Caledonia Investments plc
Cayzer House
30 Buckingham Gate
London SW1E 6NN

Tel 020 7802 8080
Fax 020 7802 8090
enquiries@caledonia.com
www.caledonia.com

Tim Ingram
Chief Executive
tim.ingram@caledonia.com

18 October 2002

Mr Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc
Sage House
Benton Park Road
Newcastle Upon Tyne
NE7 7LZ

Dear Michael

APPOINTMENT AS DIRECTOR – FORM 288a

I return the attached form duly signed as required but I have not dated it – I leave that to you as I am not sure if it should be dated from when I started acting as a director or from today – please do as appropriate.

Kind regards.

Yours sincerely

Tim

T.C.W. Ingram

Enc.

Registered office as above
Registered in England no 235481

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

ate ' ;eriod during which
ıarـ. were allotted
' shares were allotted on one date
ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	03	2002	|	|	|||

lass of shares *rdinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
umber allotted	15,000	3,540	11,020
ominal value of each share	1p	1p	1p
mount (if any) paid or due on each ıare *(including any share premium)*	81.10p	114.80p	136.00p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up			

onsideration for which
e shares were allotted
'his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ɔntract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address P O BOX 23440 7 DRUMSHEUGH GARDENS. EDINBURGH DESIG :SHAREOPT CREST ID: 092 UK Postcode EH3 7WL	ORDINARY	11,020
Name RBSTB NOMINEES LIMITED Address ONE CANADA SQUARE LONDON CREST ID: IXXFH UK Postcode E14 5AL	ORDINARY	15,000
Name MS LINDA JANE SKIRROW Address 50 EAST VIEW WIDEOPEN NEWCASTLE UPON TYNE UK Postcode NE13 6EE	ORDINARY	2,530
Name MS ANN LOUISE MONEY PULMAN Address 32 OXFORD AVENUE CRAMLINGTON UK Postcode NE23 2YL	ORDINARY	1,010
Name Address UK Postcode	TOTAL	29,560

Please enter the number of continuation sheet(s) (if any) attached to this form :

ıned [signature] Date 26/3/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ıase give the name, address, ıphone number and, if available,)X number and Exchange of the ıson Companies House should ıtact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LS/5587 Tel 01903 833393


Companies House
— for the record —

Company Name
THE SAGE GROUP PLC.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2231246

Information extracted from Companies House records on
23rd February 2002

Section 1: Company details


AUA7J9U8
A16
COMPANIES HOUSE
0830
11/04/02

Ref: 2231246/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Sage House Benton Park Road Newcastle Upon Tyne NE7 7LZ	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes*	SIC Code / Description 7415 Management activities holding comps	SIC CODE / Description

ompany Number - 2231246

Section 2: Details of Officers of the Company

<table>
<tr><th></th><th>Current details</th><th>Amended details</th></tr>
<tr><td>Company Secretary
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Company Secretary must be notified on form 288.</td><td>Name
Paul Scott HARRISON

Address
8 Otterburn Terrace
Newcastle Upon Tyne
Tyne & Wear
NE2 3AP</td><td>Name
______
Address
______
______
______
UK Postcode _ _ _ _ _ _ _
Date of change _ _ / _ _ / _ _ _ _
Date Paul Scott HARRISON ceased to be secretary (if applicable)
_ _ / _ _ / _ _ _ _</td></tr>
<tr><td>Director
If any of the details for this person are wrong, strike th- -through and fill in the c...ect details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.</td><td>Name
Guy Serge BERRUYER

Address
30 Rue Louis Pasteur
Boulogne
92100
France

Date of birth 12/08/1951
Nationality French
Occupation Chief Executive Sage France Sa</td><td>Name
______
Address
______
______
______
UK Postcode _ _ _ _ _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality ______
Occupation ______
Date of change _ _ / _ _ / _ _ _ _
Date Guy Serge BERRUYER ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _</td></tr>
<tr><td>Director
If -· of the details for this p..son are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.</td><td>Name
Lindsay Claude Neils BURY

Address
Millichope Park
Munslow
Craven Arms
Shropshire
SY7 9HA

Date of birth 13/02/1939
Nationality British
Occupation Director</td><td>Name
______
Address
______
______
______
UK Postcode _ _ _ _ _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality ______
Occupation ______
Date of change _ _ / _ _ / _ _ _ _
Date Lindsay Claude Neils BURY ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _</td></tr>
</table>

Company Number - 2231245

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Dr Charles John CONSTABLE **Address** 20 Kimbolton Road Bedford MK40 2NR **Date of birth** 20/01/1936 **Nationality** British **Occupation** Director	Name ______ Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Dr Charles John CONSTABLE ceased to be director (if applicable) __ / __ / ____
> [illegible]tor *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director [illegible] be notified on form [illegible].*	**Name** Paul Scott HARRISON **Address** 8 Otterburn Terrace Newcastle Upon Tyne Tyne & Wear NE2 3AP **Date of birth** 24/06/1964 **Nationality** British **Occupation** Chartered Accountant	Name ______ Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Scott HARRISON ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Kevin Clyde HOWE **Address** 5618 Harbour Town Dallas Texas 75287 United States Of America **Date of birth** 14/02/1949 **Nationality** Us Citizen **Occupation** Company President Usa	Name ______ Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Kevin Clyde HOWE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Michael Edward Wilson JACKSON Address 2 Castello Avenue Putney London SW15 6EA Date of birth 16/03/1950 Nationality British Occupation Financial Advisor	Name Address UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date Michael Edward Wilson JACKSON ceased to be director (if applicable) __/__/____
[illegible]tor *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director [illegible]e notified on form 288.*	Name Paul Lancelot STOBART Address ~~Acomb Mill~~ ~~Acomb~~ ~~Hexham~~ ~~Northumberland~~ ~~NE46 4PQ~~ Date of birth 31/05/1957 Nationality British Occupation ~~Marketing Director~~	Name Address 50 PRINCESS MARY COURT NEWCASTLE UPON TYNE TYNE & WEAR. UK Postcode NE2 3BG Date of birth __/__/____ Nationality Occupation DIRECTOR. Date of change 01/12/2000 Date Paul Lancelot STOBART ceased to be director (if applicable) __/__/____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Paul Ashton WALKER Address ~~1 Furzefield Road~~ ~~Gosforth~~ ~~Newcastle Upon Tyne~~ ~~NE3 4EA~~ Date of birth 17/05/1957 Nationality British Occupation Company Director	Name Address 5 ELMFIELD PARK GOSFORTH NEWCASTLE UPON TYNE UK Postcode NE3 4UX Date of birth __/__/____ Nationality Occupation Date of change 16/09/2000 Date Paul Ashton WALKER ceased to be director (if applicable) __/__/____

Company Number - 2231246 | Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Andrew William Graham WYLIE	Name ______
	Address 12 Adderstone Crescent Jesmond Newcastle Upon Tyne NE2 2HH	Address ______ ______ ______ UK Postcode ____ ___
	Date of birth 12/08/1959	Date of birth __/__/____
	Nationality British	Nationality ______
	Occupation Company Director	Occupation ______
		Date of change __/__/____
Particulars of a new Director must be notified on form 288.		Date Andrew William Graham WYLIE ceased to be director (if applicable) __/__/____

ompany Number - 2231246

Section 3: Share Capital

(C)

INFORMATION ON DISC.

Issued share capital details

Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share

ORDINARY

Number of shares issued

1,274,674,943

Aggregate Nominal Value of issued shares

1p

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

1,274,674,943

Aggregate Nominal Value of issued shares

12,746,749.43

st of past and present members *(Tick appropriate box)*

Please complete the required information on the attached schedules or in another format agreed by Companies House.

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 14/03/2001

REMEMBER:

Changes** to shareholder particulars or details of shares transferred to be **completed each year

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Company Number - 2231245

FORMATION ON DISC

Section 4: Details of New Shareholders and Transfers (A) (ii)

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2231246

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Michael Edward Wilson JACKSON Address 2 Castello Avenue Putney London SW15 6EA Date of birth 16/03/1950 Nationality British Occupation Financial Advisor	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Michael Edward Wilson JACKSON ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Paul Lancelot STOBART Address Acomb Mill Acomb Hexham Northumberland NE46 4PQ Date of birth 31/05/1957 Nationality British Occupation Marketing Director	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Paul Lancelot STOBART ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Paul Ashton WALKER Address 1 Furzefield Road Gosforth Newcastle Upon Tyne NE3 4EA Date of birth 17/05/1957 Nationality British Occupation Company Director	Name PAUL ASHTON WALKER Address 5 ELMFIELD PARK GOSFORTH NEWCASTLE UPON TYNE UK Postcode NE3 4UX Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Paul Ashton WALKER ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Andrew William Graham WYLIE	Name ______
	Address 12 Adderstone Crescent Jesmond Newcastle Upon Tyne NE2 2HH	Address ______ ______ ______
		UK Postcode _ _ _ _ _ _ _
	Date of birth 12/08/1959	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ______
	Occupation Company Director	Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.		Date Andrew William Graham WYLIE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2231246

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

See Annex.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share
ORDINARY.

Number of shares issued
6,036,184

Aggregate Nominal Value of issued shares
£60361-84

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued
127053 0236

Aggregate Nominal Value of issued shares
£1270 5302 - 36

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [x] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 14/03/2000

REMEMBER:
*Changes to shareholder particulars or details of shares transferred to be **completed each year***
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively


Companies House
for the record

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ________ (Director / Secretary)

Date __ / __ / ____

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to *14/3/2001*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than **14th March 2002** please give the new date here:

__ / __ / ____

4. Where to send this form

Please return this form to:
Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ________

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name: NICK COOPER

Telephone number *inc code*: 0191 2553065

Address: SAGE HOUSE
BENTON PARK ROAD
NEWCASTLE UPON TYNE

DX number *if applicable*: ______

DX exchange: ________

Postcode: NE3 7LZ

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Annual Return
PAST MEMBERS (PERSONS WHO HAVE CEASED TO HOLD SHARES SINCE 14/03/2000)

TOTAL HOLDERS 11379

LAST RETURN ON 14/03/2000

NO. OF ACTIVE HOLDERS 14803

NO. OF SHARES 1264494052

RECORD DATE ON 14/03/2001

NO. OF ACTIVE HOLDERS 27015

NO. OF SHARES 1270530236

Annual Return

PRESENT MEMBERS (PERSONS HOLDING SHARES AS AT 14/03/2001)

LAST RETURN ON 14/03/2000

RECORD DATE ON 14/03/2001

NO. OF ACTIVE HOLDERS 27015

NO. OF SHARES 1270530236

ompany Number - 2231248



Companies House
—— for the record ——

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______________ (Director/Secretary)

Date 09/04/2002

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *14/3/2002*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th March 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ______________

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name
CLAIRE NAYLOR

Telephone number *inc code*
0191 2553058

Address
THE SAGE GROUP PLC, SAGE HOUSE, BENTON PARK ROAD, NEWCASTLE UPON TYNE.

DX number *if applicable*
__ __ __ __ __ __

DX exchange
____

Postcode NE7 7LZ

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

:HFPO83

:ompany Number	2231246
:ompany name in full	The Sage Group plc

:hares allotted (including bonus shares):

:r‘ or period during which sh..es were allotted
If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	03	2002			

:lass of shares *ordinary or preference etc)*	Ordinary		
Number allotted	5,320		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	64.8p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

14-05-03 11:15 From:
P.21/49

ıes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
ame Mr. John – Paul McGee	Class of shares allotted	Number allotted
ddress 73, Western Avenue, Prudhoe,	Ordinary	5.320
Northumberland		
UK Postcode NE 42 6PA		
ame	Class of shares allotted	Number allotted
ddress		
UK Postcode		
ame	Class of shares allotted	Number allotted
ddress		
UK Postcode		
ame	Class of shares allotted	Number allotted
ddress		
UK Postcode		
ame	Class of shares allotted	Number allotted
ddress	TOTAL	5.320
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

ed ______ Date 11.3.2003.

~~ector~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

e give the name, address, ıone number and, if available, number and Exchange of the n Companies House should ct if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-8/JS5259 Tel: 01903 833415

14-05-03 11:16 From:

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

IFPO83

ımpany Number: 2231246

ımpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

te ˉˉ ʏiod during which ıre˛ ʷere allotted
ʒhares were allotted on one date ɘr that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	03	2002			

ıss of shares *(dinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
mber allotted	21,070	7,500	
minal value of each share	1p	1p	
ıount (if any) paid or due on each are *(including any share premium)*	114.80p	136.00	

ʒt the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up

nsideration for which shares were allotted
is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] Date 26/3/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LS/5552 Tel 01903 833393
DX number DX exchange

Shareholder details		Shares allotted
BREWIN NOMINEES LIMITED PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7WL DESIG: SHAREOPT CREST ID : 092		7,500
MR.THEODORE FREDERICK BRANDI 9 APPLETREE DRIVE PRUDHOE NE42 5OJ		8,430
MS.GILLIAN HART 17 CENTURY TERRACE STANLEY DH9 8DZ		5,060
MS.JULIE ANNE O'CONNOR 242D EARLSFIELD ROAD LONDON SW18 3DX		1,010
MS.MANDY WILSON 31 ORCHARD RISE LEMINGTON RISE NEWCASTLE UPON TYNE NE15 8YR		1,010
MR.IAN TELFORD 55 SILVERMERE DRIVE RYTON NE40 3HA		2,190
MS.MICHELLE TILLEY 4 EDINGTON GROVE NORTH SHEILDS NE30 3QT		3,370
	TOTAL	28,570

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ɪFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ɿares allotted (including bonus shares):

ɪte ·· ɿriod during which areɛ were allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	03	2002	|	|	|||

ass of shares *(dinary or preference etc)*	ORDINARY	ORDINARY	
ɪmber allotted	115,908		
ɔminal value of each share	1p		
nount (if any) paid or due on each are *(including any share premium)*	3.235 Euros		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up

ɔnsideration for which ɜ shares were allotted
ɪis information must be supported by ɔ duly stamped contract or by the duly ɪmped particulars on Form 88(3) if the ɪtract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ıames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name RBSTB NOMINEES LIMITED Address ONE CANADA SQUARE LONDON CREST ID: IXXFH UK Postcode LE1 4 5AL	Class of shares allotted ORDINARY	Number allotted 115,908
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 115,908

Please enter the number of continuation sheet(s) (if any) attached to this form :

ȷned [signature] **Date** 26/3/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ɩase give the name, address, ɘphone number and, if available, ıX number and Exchange of the rson Companies House should ıtact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXB/LS/5463	Tel 01903 833393
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

IFPO83

ımpany Number: 2231246

ımpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

.te ... riod during which
ıre. were allotted
shares were allotted on one date
er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	02	2002	|	|	|||

ıss of shares *dinary or preference etc)*	Ordinary		
:mber allotted	50,000		
ıminal value of each share	1p		
ıount (if any) paid or due on each are *(including any share premium)*	81.10p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ːated as paid up			

ınsideration for which
ː shares were allotted
ıis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name RBSTB NOMINEES LIMITED (PART ID: IXXFH) Address ONE CANADA SQUARE LONDON UK Postcode E14 5A	Class of shares allotted Ordinary	Number allotted 50,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 50,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 11/3/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB5467/3147 Tel 01903 833147
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

atc ; eriod during which
hares were allotted
'shares were allotted on one date
nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	02	2002	|	|	|||

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	3,690		
ominal value of each share	1p		
mount (if any) paid or due on each hare *(including any share premium)*	114.80p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up			

onsideration for which
e shares were allotted
*his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ntract is not in writing.)*

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MS.MELANIE CATHERINE BOOTH Address 56 MANOR GARDENS GATESHEAD UK Postcode N E 1 0 8 U Z	Class of shares allotted Ordinary	Number allotted 160
Name MS.HEATHER SMITH Address 6 MARDEN TERRACE NORTH SHIELDS UK Postcode N E 3 0 4 P D	Class of shares allotted ORDINARY	Number allotted 670
Name MS.SUSAN RITSON Address 176 CHADDERTON DRIVE CHAPEL HOUSE ESTATE NEWCASTLE UPON TYNE UK Postcode N E 5 1 H R	Class of shares allotted ORDINARY	Number allotted 1,180
Name MS.JOANNE LOUISE WADDELL Address 2 HAREWOOD CLOSE WHITLEY BAY UK Postcode N E 2 5 9 N T	Class of shares allotted ORDINARY	Number allotted 1,680
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,690**

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] Date 11/3/02

\ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXB/LB/5429/3147	Tel 01903 833147
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

ıte ~ ˉeriod during which aı. ˉvere allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	02	2002			

ass of shares *dinary or preference etc)*	Ordinary	Ordinary	
ımber allotted	9,970	15,710	
ɔminal value of each share	1p	1p	
nount (if any) paid or due on each are *(including any share premium)*	34.60p	140.00p	

st th~ names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ːated as paid up

ɔnsideration for which ɜ shares were allotted
ıis information must be supported by · duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig.: Shareopt, Part. ID: 092) Address PO Box 23440, 7 Drumsheugh Gardens, Edinburgh. UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 15,710
Name Ms. Margaret Ann Stobbs Address 2 Denver Gardens, Newcastle Upon Tyne. UK Postcode NE6 2PN	Class of shares allotted Ordinary	Number allotted 9,970
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 25,680

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] **Date** 26/2/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, DX number and Exchange of the son Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/MS5424/3393 Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ımpany Number: 2231246

ımpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

ıe or period during which
ıres were allotted
*(hares were allotted on one date
ər that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	11	02	2002			

ıss of shares *(linary or preference etc)*	Ordinary		
mber allotted	312,160		
minal value of each share	1p		
ıount (if any) paid or due on each ıre *(including any share premium)*	114.80p		

ıt the names and addresses of the allottees and the number of shares allotted to each overleaf

.h allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which
· shares were allotted
*is information must be supported by
duly stamped contract or by the duly
nped particulars on Form 88(3) if the
tract is not in writing.)*

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name THE SAGE GROUP QUEST COMPANY LIMITED BENTON PARK ROAD NEWCASTLE UPON TYNE UK Postcode N E 7 7 L Z	ORDINARY	312,160
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	312,160

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed X [signature] Date X 18/7/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB/5377/3147 Tel 01903 833147
DX DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

---

hares allotted (including bonus shares):

ate c eriod during which
har were allotted
*sh..s were allotted on one date
ater that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	0|5	0|2	2|0|0|2	|	|	|||

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	50,000		
ominal value of each share	1p		
mount (if any) paid or due on each hare *(including any share premium)*	136.00p		

ist th names and addresses of the allottees and the number of shares allotted to each overleaf

tl. allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
e shares were allotted
*his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ntract is not in writing.)*

**When you have completed and signed the form send it to
The Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name RBSTB NOMINEES LIMITED PART ID: IXXFH Address ONE CANADA SQUARE LONDON UK Postcode E 1 4 5 A	Class of shares allotted ORDINARY	Number allotted 50,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 50,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed X [signature] **Date** X 18/2/06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB5356/DP Tel 01903 833147
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

ite or period during which arr ere allotted
sh s were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	02	2002			

ass of shares *(dinary or preference etc)*	Ordinary		
imber allotted	11,020		
ominal value of each share	1p		
nount (if any) paid or due on each are *(including any share premium)*	136.00p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

th allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

onsideration for which shares were allotted *(his information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the tract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:Shareopt. ID:092)	Class of shares allotted	Number allotted
Address PO Box 23440	Ordinary	11,020
7 Drumsheugh Gardens		
Edinburgh		
UK Postcode EH3 7WL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	11,020
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned Date 18/2/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LS/5376/ Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

---

hares allotted (including bonus shares):

ate c eriod during which are ere allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	01	2002			

ass of shares *dinary or preference etc)*	Ordinary		
umber allotted	60,000		
ominal value of each share	1p		
nount (if any) paid or due on each are *(including any share premium)*	136.00p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly imped particulars on Form 88(3) if the ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:Shareopt. ID:092)	Class of shares allotted	Number allotted
Address PO Box 23440	Ordinary	60,000
7 Drumsheugh Gardens		
Edinburgh UK Postcode EH3 7WL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
	TOTAL	**60,000**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

gned ____________ **Date** 6.2.2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB5315/3147 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ɪFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

ıte o ɜriod during which ar were allotted
shares were allotted on one date 'er that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2002	I	I	III

ass of shares *(dinary or preference etc)*	Ordinary		
ımber allotted	11,020		
ɔminal value of each share	1p		
ıount (if any) paid or due on each are *(including any share premium)*	136.00p		

st th^ names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which ɜ shares were allotted
ıis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:Shareopt. ID:092) Address PO Box 23440 7 Drumsheugh Gardens Edinburgh UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 11,020
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,020

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] **Date** 6.2.2002

director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ise give the name, address, phone number and, if available, number and Exchange of the on Companies House should act if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LS/5892/ Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 2231246

:ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

ate ᴉ period during which
ıa were allotted
' shares were allotted on one date
ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	01	2002	|	|	|||

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	49,980	233	233
ominal value of each share	1p	1p	1p
mount (if any) paid or due on each ıare *(including any share premium)*	34.60p	83.39p	91.34p

ist) names and addresses of the allottees and the number of shares allotted to each overleaf

thᴗ allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up

onsideration for which ıe shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ɔntract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode N E 7 7 L Z	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned ______ **Date** 28/1/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the son Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB/5245/3147 Tel 01903 833147

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

te c eriod during which
arı vere allotted
shares were allotted on one date
er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	01	2002			

ass of shares (dinary or preference etc)	Ordinary	Ordinary	
mber allotted	183,380	3,570	
minal value of each share	1p	1p	
ıount (if any) paid or due on each are *(including any share premium)*	136.00p	140.00p	

st t names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be
ated as paid up

nsideration for which
shares were allotted
ıis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH (DESIG: SHAREOPT) (PART ID: 092) UK Postcode EH3 7WL	ORDINARY	186,950
	Class of shares allotted	Number allotted
Name MR.JOHN L SCHOEN Address 818 HILLSBORO DRIVE SILVER SPRING MARYLAND 20902 USA UK Postcode	ORDINARY	466
	Class of shares allotted	Number allotted
Name MR.RUPERT CHARLES EDWARD WYNDHAM Address BARN COTTAGE RACE HILL BISSOE TRURO CORNWALL UK Postcode TR4 8RH	ORDINARY	49,980
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	237,396

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 28/1/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB/5245/3147 Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

---

hares allotted (including bonus shares):

ate o eriod during which
ar(/ere allotted
*shares were allotted on one date
ter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	2| 1	1| 2	2| 0| 0| 1	|	|	|||

ass of shares *dinary or preference etc)*	Ordinary		
ımber allotted	73,520		
ɔminal value of each share	1p		
nount (if any) paid or due on each ıare *(including any share premium)*	136p		

st tl names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which
ɜ shares were allotted
*his information must be supported by
ɜ duly stamped contract or by the duly
ımped particulars on Form 88(3) if the
ntract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LTD Address DRUMSHEUGH GARDENS EDINBURGH DESIG: SHAREOPT PART ID 092 UK Postcode EH3 7WL	ORDINARY	73,520
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	73,520

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17/1/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/MS5892/3393 Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

ate c eriod during which ar vere allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	12	2001			

ass of shares *dinary or preference etc)*	Ordinary	Ordinary	
umber allotted	103,670	388	
ominal value of each share	1p	1p	
nount (if any) paid or due on each are *(including any share premium)*	136.00p	91.34p	

st t names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED (Part ID 092 Desig SHAREOPT) Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 104,058
Name Address UK Postcode	Class of shares allotted	Number allotted
ne Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 104,058

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] Date 17/1/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/VT5143/3393 Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

'PO83

npany Number: 2231246

npany name in full: The Sage Group plc

ıres allotted (including bonus shares):

ι c. ;iod during which es .re allotted
ıares were allotted on one date · that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	12	2001			

;s of shares *ıary or preference etc)*	Ordinary		
ıber allotted	150,000		
ıinal value of each share	1p		
ɔunt (if any) paid or due on each 'e *(including any share premium)*	81.10p		

' the ˜ames and addresses of the allottees and the number of shares allotted to each overleaf

ıe allotted shares are fully or partly paid up otherwise than in cash please state:

ıat each share is to be :ted as paid up			

sideration for which shares were allotted
; information must be supported by luly stamped contract or by the duly ped particulars on Form 88(3) if the 'act is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Address Po Box 23440, Desig:shareopt_/ Id:092__ 7 Drumsheugh Gardens Edinburgh UK Postcode EH3 7WL	Ordinary	150,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	150,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26/2/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/DW5136/3393 Tel 01903 833393
DX number

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ɪFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ɪares allotted (including bonus shares):

ɪte (eriod during which ar were allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	12	2001			

ass of shares *(dinary or preference etc)*	Ordinary	Ordinary	Ordinary
ɪmber allotted	388	460	3570
ɔminal value of each share	1p	1p	1p
nount (if any) paid or due on each are *(including any share premium)*	83.39p	114.8p	140.00p

st t names and addresses of the allottees and the number of shares allotted to each overleaf

th allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up

ɔnsideration for which ɜ shares were allotted
ɪis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ɪtract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

ate c eriod during which ar were allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	12	2001			

ass of shares *dinary or preference etc)*	Ordinary		
umber allotted	520		
ominal value of each share	1p		
nount (if any) paid or due on each are *(including any share premium)*	240.00p		

st th names and addresses of the allottees and the number of shares allotted to each overleaf

th allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address P O BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH PART ID:092 DESIG : SHAREOPT UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 3958
Name MS KATHRYN ANN WINDLE Address 24 VICTORIA MEWS BLYTH NORTHUMBERLAND UK Postcode NE24 2TR	Class of shares allotted ORDINARY	Number allotted 460
Name MR MARK GREATREX Address 54 GREENHILL BLACKWELL BROMSGROVE WORCESTERSHIRE UK Postcode B60 1BL	Class of shares allotted ORDINARY	Number allotted 520
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4938

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17/1/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/CF5104/3147 Tel 01903 833147
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	39,880		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	34.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MS TRACEY INGRID NIELSEN Address 10 ST CUTHBERTS ROAD HOLYSTONE NEWCASTLE UPON TYNE UK Postcode NE27 0DD	Class of shares allotted ORDINARY	Number allotted 9,970
Name MR KEVIN FISHER Address 48 DOUGLAS VILLAS DURHAM UK Postcode DH1 1JL	Class of shares allotted ORDINARY	Number allotted 9,970
Name MR PAUL LECK Address 118 HEATON TERRACE NORTH SHEILDS UK Postcode NE29 7HX	Class of shares allotted ORDINARY	Number allotted 9,970
Name MR JOHN PAUL MCGEE Address 5 EDGEWELL GRANGE PRUDHOE UK Postcode NE42 6RH	Class of shares allotted ORDINARY	Number allotted 9,970
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 39,880

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19/12/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB5018/DP Tel 01903 833147
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ıares allotted (including bonus shares):

ıte o ɜriod during which arɾ vere allotted
sha.ɞs were allotted on one date :er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	11	2001			

ɜss of shares *(dinary or preference etc)*	Ordinary	Ordinary	
ımber allotted	32,850	75,950	
ɔminal value of each share	1p	1p	
ɲount (if any) paid or due on each are *(including any share premium)*	140p	$1.728	

st tr names and addresses of the allottees and the number of shares allotted to each overleaf

tr allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which ɜ shares were allotted
ɪis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH DESIG: SHAREOPT PART ID: 092 UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 108,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	108,800

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] Date 29/11/01

director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXB/LB5956/3147	Tel 01903 833147
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ɪFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

ɪares allotted (including bonus shares):

ɩte oʳ ɜriod during which arr ᵥere allotted
sha..s were allotted on one date ;er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	11	2001			

ɜss of shares *dinary or preference etc)*	Ordinary		
ɪmber allotted	26,570		
ɔminal value of each share	1p		
ɪount (if any) paid or due on each are *(including any share premium)*	140p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

tɩ allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which ɜ shares were allotted
ɪis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ɪtract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH DESIG: SHAREOPT PART ID: 092 UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 23,000
Name MR PAUL FENWICK Address 5 GARRIGILL BURNVIEW FATFIELD WASHINGTON TYNE & WEAR UK Postcode NE38 8PQ	Class of shares allotted ORDINARY	Number allotted 3,570
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	Class of shares allotted TOTAL	Number allotted 26,570

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned [signature] Date 29/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB5932/3147 Tel 01903 833147
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 2231246

:ompany name in full: The Sage Group plc

:hares allotted (including bonus shares):

ate c" period during which
lare. .vere allotted
*'s, ,s were allotted on one date
nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	06	11	2| 0| 0| 1	|	|	|||

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	684,710		
ominal value of each share	1p		
mount (if any) paid or due on each lare *(including any share premium)*	34.6p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

t' allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up			

onsideration for which
:e shares were allotted
*'his information must be supported by
'e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ontract is not in writing.)*

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name The Sage Group QUEST Company Limited Address Benton Park Road Newcastle Upon Tyne UK Postcode NE7 7LZ	Class of shares allotted Ordinary	Number allotted 684,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 684,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned [signature] Date 29/11/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/MS5892/3393 Tel 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	10	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,570		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH DESIG: SHAREOPT CREST ID : 092 UK Postcode EH3 7WL	ORDINARY	3,570
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,570

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 2/11/01

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LS5834/3372 Tel 01903 833212
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	10	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH DESIG :SHAREOPT CREST : 092 UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 24/10/01

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXB/LS5806/3372 Tel 01903 833212

DX number DX exchange


Blueprint 2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	02231246
Company Name in full	The Sage Group plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	0 3	1 0	2 0 0 1
† Date of Birth			

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title	
* Honours etc	
Forename(s)	Paul Scott
Surname	Harrison
Previous forename(s)	
Previous surname(s)	
Usual residential address	8 Otterburn Terrace
Post town	Newcastle Upon Tyne
Postcode	NE2 3AP
County / Region	Tyne & Wear
Country	
† Nationality	
† Business occupation	
† Other directorships (additional space next page)	

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 4 October 2001

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4 Oct 2001.

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss L France, Sage (UK) Limited, Sage House, Benton Park Road, Newcastle upon Tyne, Tyne & Wear, NE7 7LZ, Northumberland Tel

DX number DX exchange ✓BP

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF4 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	02231246
Company Name in full	The Sage Group plc

	Day	Month	Year
Date of termination of appointment	0 3	1 0	2 0 0 1

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: | * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Nicholas Ian

Surname: Cooper

† Date of Birth: Day | Month | Year

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4/10/01

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss L France, Sage (UK) Limited, Sage House, Benton Park Road, Newcastle upon Tyne, Tyne & Wear, NE7 7LZ, Northumberland Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	08	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	37,850		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Address P O Box 23440 7 Drumsheugh Gardens Edinburgh Desig: Shareopt Part Id: 092 UK Postcode EH3 7WL	Ordinary	20,000
Name Mr.David Seig Address 4 The Dye House Guyzance Bridge Acclington Morpeth Northumberland UK Postcode NE65 9AB	Ordinary	17,850
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	37,850

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 4/9/2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/LB5572/3212 Tel 01903 833212
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shar were allotted
(If s es were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	08	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,710		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If t allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH PART ID 092 DESIG SHAREOPT UK Postcode EH3 7WL	Class of shares allotted ORDINARY	Number allotted 10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Date 28/8/2007

~~A director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/Exb/VT5545 Tel 01903 833212
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: THE SAGE GROUP plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	08	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	60,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	1.40p	204.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILBERT STREET LONDON DESIG: SHAREOPT CREST ID :092 UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 70,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 70,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 20/8/2001.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP/ExB/LS/Ex5503	Tel 01903 833372
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83I

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 8	0 8	2 0 0 1			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	777	97	2427
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	79.42p	83.39p	91.34p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	08	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	780	10000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	1.148p	204.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITES Address 5 GILTSPUR STREET LONDON DESIG :SHAREOPT CREST ID:092 UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 13301
Name MR NEVILLE ANTHONY MARSHALL Address 10 ST HELEN'S GARDENS CORNHILL ON TWEED UK Postcode YD12 4UB	Class of shares allotted ORDINARY	Number allotted 780
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14081

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 24/8/2007

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP/EXB/LS/5463 Tel 01903 833372

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

Company Number	2231246
Company name in full	THE SAGE GROUP plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	3 1	0 7	2 0 0 1			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,270		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.9465		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR. ANDREW JAMES DUCKETT Address 49 LOOSEN DRIVE MAIDENHEAD UK Postcode S L 6 3 U T	Class of shares allotted ORDINARY	Number allotted 1,270
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,270

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 13/8/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/ExB/MJ/Ex5403 Tel 01903 833372
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: THE SAGE GROUP plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	07	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,000	150,000	6,090
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	0.648p	65.2p	0.9465p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full THE SAGE GROUP plc

Shares allotted (including bonus shares):

Date ·period during which sh· · were allotted
(If ·..ares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	07	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	50,000	3,570	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	81.1p	1.40P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name RBSTB NOMINEES LIMITED Address ONE CANADA SQUARE LONDON PART ID: IXXFH UK Postcode E14 5AL	ORDINARY	200,000
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID: 092 UK Postcode EC1A 9BD	ORDINARY	3,570
Name MR.RICHARD PERRINS Address 7 HILL CLOSE WOODBURN GREEN HIGH WYCOMBE UK Postcode HP10 0BE	ORDINARY	6,090
Name MR.MICHAEL DAVID GETTINGS Address 99 KIRKHAM WASHINGTON TYNE & WEAR UK Postcode NE38 7EZ	ORDINARY	3,000
Name Address UK Postcode	TOTAL	212,660

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 13/8/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/ExB/LB/Ex5395 Tel 01903 833212
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	07	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3000	3570	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	0.648p	1.40p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Address 5 Giltspur Street ID: 092 DES: SHAREOPT London UK Postcode EC1A 9BD	Class of shares allotted Ordinary	Number allotted 3570
Name Jane Symm Address High Meadows Mount Pleasant Stockfields UK Postcode NE43 7LP	Class of shares allotted Ordinary	Number allotted 3000
Name Address UK Postcode	Class of shares allotted	Numbe. allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 6570

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3/8/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds Tsb Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/O/SMX5346/s1
Tel01903 833372

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: THE SAGE GROUP plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	07	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	1.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID: 092 UK Postcode EC1A 9BD	ORDINARY	10,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	10,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 13/8/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/ExB/VT/Ex5323 Tel 01903 833372
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	THE SAGE GROUP plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 6	0 7	2 0 0 1			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,600		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name MS DONNA MARIE DUNN Address 33 GROSVENOR DRIVE WHITLEY BAY UK Postcode NE26 2JR	ORDINARY	1,200
	Class of shares allotted	Number allotted
Name MS NICOLA LAW Address 25 FARNDALE HADRIAN LODGE WEST WALLSEND UK Postcode NE28 8TH	ORDINARY	2,400
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	3,600

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ Date ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP/ExB/DP/Ex5266	Tel 01903 833372
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number	2231246
:ompany name in full	THE SAGE GROUP plc

:hares allotted (including bonus shares):

ate)eriod during which ı · were allotted *(shares were allotted on one date ıter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	0/5	0/7	2/0/0/1			

lass of shares *(rdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	1,200	1,134	
ominal value of each share	1p	1p	
mount (if any) paid or due on each ıare *(including any share premium)*	0.648p	1.148p	

ist ' ı names and addresses of the allottees and the number of shares allotted to each overleaf

.ıe allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up			

·onsideration for which ıe shares were allotted *(his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ›ntract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name MR CHARLES DOUGLAS Address 84 EAST PARK ROAD AYR SCOTLAND UK Postcode KA8 9JQ	ORDINARY	1,134
Name MR. DAVID RICHARDS Address 48 THE CHARE LEAZES SQUARE NEWCASTLE TYNE AND WEAR UK Postcode NE1 4DD	ORDINARY	1,200
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	2,334

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned [signature] Date 12/7/01

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/ExB/MJ/Ex5252	Tel 01903 833372
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	06	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	520		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR CHARLES DOUGLAS Address 84 EAST PARK ROAD AYR SCOTLAND UK Postcode KA8 9JQ	Class of shares allotted ORDINARY	Number allotted 333
Name MR MICHAEL SMALLWOOD Address 57 RADBOURNE ROAD SHIRLEY SOLIHULL WEST MIDLANDS UK Postcode B90 3RS	Class of shares allotted ORDINARY	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 520

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 27/6/2001.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXB/DP5149/L6 Tel 01903 833372
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 2231246

:ompany name in full: The Sage Group plc

;hares allotted (including bonus shares):

'ate ;eriod during which ;ares were allotted
'f shares were allotted on one date ;nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2001			

:lass of shares *'rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	2,913	35,000	52,410
ominal value of each share	1p	1p	1p
mount (if any) paid or due on each hare *(including any share premium)*	91.34p	140p	$1.148

ist t' names and addresses of the allottees and the number of shares allotted to each overleaf

' the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be 'eated as paid up

:onsideration for which ;e shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ;ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

---

hares allotted (including bonus shares):

ate eriod during which iares were allotted
shares were allotted on one date iter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2001			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	78,608		
ominal value of each share	1p		
mount (if any) paid or due on each iare *(including any share premium)*	$1.629		

ist names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID : 092 UK Postcode EC1A 9BD	ORDINARY	158,931
Name MS JAMIE KAY FELLOS Address 1728 EVERGREEN DRIVE ROSEVILLE CA 95747 USA UK Postcode	ORDINARY	10,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	168,931

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ Date ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	
THE CAUSEWAY WORTHING WEST SUSSEX BN99 6DA	
ESP/LB/EX5136/LB1	Tel01903 833212
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number 2231246

ompany name in full The Sage Group Plc

hares allotted (including bonus shares):

ate eriod during which
ares were allotted
*shares were allotted on one date
ter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	08	06	2001			

lass of shares *(rdinary or preference etc)*	Ordinary		
umber allotted	15,710		
ominal value of each share	1p		
mount (if any) paid or due on each are *(including any share premium)*	140p		

is e names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
e shares were allotted
*his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ntract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON EC1A 9BD DESIG: SHAREOPT PART ID: 092 UK Postcode	Class of shares allotted Ordinary	Number allotted 15,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 15,710

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned [signature] Date 18/06/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

ìease give the name, address, lephone number and, if available, DX number and Exchange of the ərson Companies House should ɔntact if there is any query.

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
ESP/BN99 6DA 11 Tel
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	06	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	194	1,170	25,920
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	1.148p	140p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID: 092 UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 26,114
Name MS PAULINE DENISE RIDGWAY Address 26 DULSE CRAIQ EYEMOUTH BERWICKSHIRE UK Postcode TD14 5EJ	Class of shares allotted ORDINARY	Number allotted 1,170
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 27,284

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26/6/2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group Plc

Shares allotted (including bonus shares):

D[illegible] period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	06	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	194	1,170	26,114
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	1.148p	140p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID: 092 UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 26,114
Name MS PAULINE DENISE RIDGWAY Address 26 DULSE CRAIQ EYEMOUTH BERWICKSHIRE UK Postcode TD14 5EJ	Class of shares allotted ORDINARY	Number allotted 1,170
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 27,284

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/06/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: THE SAGE GROUP plc

hares allotted (including bonus shares):

ate ... period during which
ıares were allotted
' shares were allotted on one date
ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	06	2001			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	17,500		
ominal value of each share	1p		
mount (if any) paid or due on each ıare *(including any share premium)*	140p		

ist ... names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be
eated as paid up

onsideration for which
:e shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ıntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON PART ID: 092 DESIG: SHAREOPT UK Postcode EC1A 9BD	Ordinary	17500
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	17500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** ______

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	22	05	2001
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	35,710	1,295	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	140p	275.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID: 092 UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 37,005
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 37,005

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	05	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,420		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID: 092 UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 21,420
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 21,420

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/O/AB4/L15 Tel 01903 833212

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Da... period during which share... were allotted (If shares were allotted on one date enter that date in the "from" box.)	17	05	2001			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	14,280		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	140p		

Li... the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET LONDON DESIG: SHAREOPT PART ID: 092 UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 14,280
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,280

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________________ Date ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/O/AB3/L36 Tel 01903 833313

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 2231246

:ompany name in full: The Sage Group Plc

;hares allotted (including bonus shares):

)ate ( )eriod during which hares were allotted *('f shares were allotted on one date nter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	1|5	0|5	2| 0| 0| 1	|	|	|||

:lass of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
·umber allotted	51,980	7,500	
ominal value of each share	1p	1p	
mount (if any) paid or due on each ıare *(including any share premium)*	140p	204.5p	

ist t' ˃ names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

· that each share is to be ɘated as paid up			

ɔnsideration for which ɘ shares were allotted
(ıis information must be supported by ɘ duly stamped contract or by the duly ımped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address 5 GILTSPUR STREET	ORDINARY	59,480
LONDON PART ID: 092 DESIG: SHAREOPT		
UK Postcode E C 1 A 9 B D		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode	TOTAL	59,480

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date ______

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group Plc

ne s allotted (including bonus shares):

ate or period during which ares were allotted
shares were allotted on one date ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 5	0 5	2 0 0 1			

ass of shares *dinary or preference etc)*	Ordinary	Ordinary	
umber allotted	51,980	7,500	
ominal value of each share	1p	1p	
nount (if any) paid or due on each are *(including any share premium)*	140p	204.5p	

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up

onsideration for which e shares were allotted
is information must be supported by e duly stamped contract or by the duly mped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

This form has been provided free of

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address 5 GILTSPUR STREET	ORDINARY	59,480
LONDON PART ID: 092 DESIG: SHAREOPT		
UK Postcode EC1A 9BD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode	TOTAL	59,480

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ Date ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	04	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,000,000	50,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	9.96p	136p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR AIDAN JOHN HUGHES Address THE CREST SMALLBURN PONTELAND NEWCASTLE UPON TYNE UK Postcode NE20 0AD	Class of shares allotted ORDINARY	Number allotted 1,050,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,050,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group Plc

---

hares allotted (including bonus shares):

at : period during which
iares were allotted
*shares were allotted on one date
iter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	2|3	0|4	2| 0| 0| 1			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	3,170		
ominal value of each share	1p		
mount (if any) paid or due on each iare *(including any share premium)*	94.65p		

i ... names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
e shares were allotted
*his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
intract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name MS JULIE KERMAN Address 2 HEYNES GREEN MAIDENHEAD BERKS UK Postcode SL6 6RX	ORDINARY	2,470
Name MR DAVID LAIRD Address 9 HILLTOP ROAD WINGERWORTH CHESTERFIELD DERBYSHIRE UK Postcode S42 6RX	ORDINARY	700
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,170

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Share

:HFPO83

:ompany Number: 2231246

:ompany name in full: The Sage Group Plc

;hares allotted (including bonus shares):

:a. r period during which
hares were allotted
*f shares were allotted on one date
nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	2|3	0|4	2| 0| 0| 1	|	|	|||

:lass of shares *ordinary or preference etc)*	Ordinary		
.umber allotted	3,170		
ominal value of each share	1p		
.mount (if any) paid or due on each hare *(including any share premium)*	94.65p		

.̦ ...e names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up			

:onsideration for which
ie shares were allotted
*'his information must be supported by
'e duly stamped contract or by the duly
'amped particulars on Form 88(3) if the
ontract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MS JULIE KERMAN Address 2 HEYNES GREEN MAIDENHEAD BERKS UK Postcode SL6 6RX	Class of shares allotted ORDINARY	Number allotted 2,470
Name MR DAVID LAIRD Address 9 HILLTOP ROAD WINGERWORTH CHESTERFIELD DERBYSHIRE UK Postcode S42 6RX	Class of shares allotted ORDINARY	Number allotted 700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,170

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	23	04	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6790		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.9465		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: TREVOR LEARY Address: 65 PROSPECT ROAD, CHESHUNT, HERTS UK Postcode EN8 9BA	Class of shares allotted: ORDINARY	Number allotted: 700
Name: RAJAN SOHAL Address: BEECHWOOD, CEDAR CLOSE, IVER HEATH UK Postcode SL0 0QX	Class of shares allotted: ORDINARY	Number allotted: 6,090
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 24/04/2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	04	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2470		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.9465		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MARK BRADBURY	Class of shares allotted	Number allotted
Address: 4 NORTHDOWN COURT, OXTED ROAD, GODSTONE SURREY	ORDINARY	2470
UK Postcode RH9 8AE		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 17/6/2001.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	02	04	2001	03	04	2001

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,800	9,920	9,020
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.648	£0.9465	£0.648

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE SAGE GROUP QUEST CO LIMITED	Class of shares allotted	Number allotted
Address BENTON PARK ROAD, NEWCASTLE UPON TYNE	ORDINARY	20,740
UK Postcode N E 7 7 L Z		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed ______ Date 5.4.2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number: 2231246

Company name in full: THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	29	03	2001
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	100000	10000	15000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.652	£0.811	£1.36

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: RBSTB NOMINEES LTD	Class of shares allotted	Number allotted
Address: ONE CANADA SQUARE, [illegible] LONDON	ORDINARY	125,000
UK Postcode E14 5AL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 2/4/2001.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	03	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,960		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.648		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE SAGE GROUP QUEST COMPANY LIMITED	Class of shares allotted	Number allotted
Address BENTON PARK ROAD, NEWCASTLE UPON TYNE	ORDINARY	6,960
UK Postcode NE7 7L2		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] **Date** 29/03/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 23, Month 03, Year 2001	To: Day, Month, Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	34,940		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	$1.222		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SHAREOPT	Class of shares allotted	Number allotted
Address 5 GILTSPUR STREET, LONDON	ORDINARY	34,940
UK Postcode EC1A 9BD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed __________ Date __________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	21	03	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	90		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	$1.185		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name JAMES P MOORE	Class of shares allotted	Number allotted
Address 36 DOWNFIELD WAY, COTO DE CAZA, CA 92679 USA	ORDINARY	90
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 11/4/2001.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Companies House
for the record

Crown Way Cardiff CF14 3UZ
Telephone 029 2038 0801
Fax 029 2038 0900
DX 33050 Cardiff

The Company Secretary
THE SAGE GROUP PLC.
Sage House
Benton Park Road
Newcastle Upon Tyne
NE7 7LZ

15938-01573

Our Ref 2231246/09/28
Date 28th February 2001

2001 Annual Return for Company Number 2231246

Your company's new style 2001 Annual Return is attached to this letter. It shows the information Companies House held on **27th February 2001** about your company and makes provision for you to enter certain details that are not already held.

Wh· /ou should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **14th March 2001 the return date**
- Reaches Companies House by **11th April 2001 at the latest**

Returning the form

Fa'' e to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading.**

Company no longer required?

f the company is not trading and is no longer required, let us know by telephoning Cardiff 029 2038 0801.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.

P.T.O



AWARDED FOR EXCELLENCE

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	BIRMINGHAM
Crown Way, Cardiff CF14 3UZ Information 029 2038 0801 Switchboard 029 2038 8588	21 Bloomsbury Street, London WC1B 3XD Tel 029 2038 0801	Central Library, Chamberlain Square, Birmingham B3 3HQ Tel 0121 233 9047
LEEDS	**MANCHESTER**	**EDINBURGH**
25 Queen Street, Leeds LS1 2TW Tel 0113 233 8338	75 Mosley Street, Manchester M2 2HR Tel 0161 236 7500	37 Castle Terrace, Edinburgh EH1 2EB Tel 0131 535 5800
	GLASGOW	
	7 West George Street, Glasgow G2 1BQ Tel 0141 221 5513	

For more information on Companies House products and services please call 029 2038 0801 or visit the web site at www.companieshouse.gov.uk


Companies House
for the record

Company Name
THE SAGE GROUP PLC.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2231246
Information extracted from Companies House records on
27th February 2001

Section 1: Company details

Ref: 2231246/09/28

	Current details		Amended details	
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Sage House Benton Park Road Newcastle Upon Tyne NE7 7LZ		Address UK Postcode	
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office		Address UK Postcode	
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable		Address UK Postcode	
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code**	**Description**	**SIC CODE**	**Description**
	7415	Management activities holding comps		

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name Nicholas Ian COOPER Address The Beeches Vicarage Lane Knaresborough North Yorkshire HG5 9AF	Name Address UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Nicholas Ian COOPER ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Guy Serge BERRUYER Address 30 Rue Louis Pasteur Boulogne 92100 France Date of birth 12/08/1951 Nationality French Occupation Chief Executive Sage France Sa	Name Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Guy Serge BERRUYER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Lindsay Claude Neils BURY Address Millichope Park Munslow Craven Arms Shropshire SY7 9HA Date of birth 13/02/1939 Nationality British Occupation Director	Name Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Lindsay Claude Neils BURY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Dr Charles John CONSTABLE Address 20 Kimbolton Road Bedford MK40 2NR Date of birth 20/01/1936 Nationality British Occupation Director	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Dr Charles John CONSTABLE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Paul Scott HARRISON Address 8 Otterburn Terrace Newcastle Upon Tyne Tyne & Wear NE2 3AP Date of birth 24/06/1964 Nationality British Occupation Chartered Accountant	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Paul Scott HARRISON ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Kevin Clyde HOWE Address 5618 Harbour Town Dallas Texas 75287 United States Of America Date of birth 14/02/1949 Nationality Us Citizen Occupation Company President Usa	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Kevin Clyde HOWE ceased to be director (if applicable) __ / __ / ____


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	02	2001			

ass of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	16,240	10,240	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.648	£0.9465	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

nsideration for which ... shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE SAGE GROUP QUEST CO. LTD Address BENTON PARK ROAD, NEWCASTLE UPON TYNE UK Postcode	Class of shares allotted ORDINARY	Number allotted 26,480
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 27/2/2001.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From	To
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 09 Month 03 Year 2001	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	9,910	3,990	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.648	£0.9465	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE SAGE GROUP QUEST CO LTD Address BENTON PARK ROAD, NEWCASTLE UPON TYNE UK Postcode NE7 7LZ	Class of shares allotted ORDINARY	Number allotted 13,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 15/3/2001.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08 03 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,570		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ELAINE WALLACE Address: 13 ST CUTHBERTS TERRACE, HEXHAM, NORTHUMBERLAND UK Postcode NE4 62E L	Class of shares allotted ORDINARY	Number allotted 1,970
Name: BREWIN NOMINEES LTD A/C SHAREOPT Address: 5 GILTSPUR STREET, LONDON UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 1,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 15/3/2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Dates or period during which shares were allotted *(If shares were allotted on one date [enter] that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	12	02	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	35,170	45,530	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.648	£0.9465	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE SAGE GROUP QUEST COMPANY LIMITED	Class of shares allotted	Number allotted
Address BENTON PARK ROAD, NEWCASTLE UPON TYNE	ORDINARY	80,700
UK Postcode NE7 7LZ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 19/2/2001.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	09 02 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,570	3,000	66,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.40	£2.045	$1.185

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address GILTSPUR STREET, LONDON UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 72,570
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed ______________________ Date ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day 05 Month 02 Year 2001	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	474,160	178,720	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.648	£0.9465	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE SAGE GROUP QUEST COMPANY LIMITED	Class of shares allotted	Number allotted
Address BENTON PARK ROAD, NEWCASTLE UPON TYNE,	ORDINARY	652,880
UK Postcode NE7 7LZ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 9/2/01.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25 / 01 / 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	194	194	582
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.8339	£0.9134	£3.0975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SHAROPT Address 5 GILTSPUR STREET, LONDON UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 970
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed ______________________ Date ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	01	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,884	1,390 ✓	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£2.755	£1.148	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SHAREOPT	Class of shares allotted	Number allotted
Address 5 GILTSPUR STREET, LONDON	ORDINARY	3,884
UK Postcode EC1A 9BD		
Name MRS JUNE DRYDEN	Class of shares allotted	Number allotted
Address 21 DENEHOLM, WHITLEY BAY	ORDINARY	860
UK Postcode NE25 9AU		
Name MRS VALERIE STONE	Class of shares allotted	Number allotted
Address VERELEY LANE COTTAGE, BURLEY, HANTS	ORDINARY	530
UK Postcode BH24 4HH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed ______________________ Date ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number: 2231246

Company name in full: THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	01	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,031,600	200,000	50,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.038	£0.811	£0.652

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name DONALD CLINTON PEDDIE Address 47 MAYFAIR ROAD, JESMOND, NEWCASTLE, TYNE & WEAR UK Postcode NE2	ORDINARY	1,031,600
Name GRAHAM STUART PARKER Address ASHGROVE, BEANBURN, AYTON BERWICKSHIRE UK Postcode TD14 5QY	ORDINARY	50,000
Name BREWIN NOMINEES LTD a/c SHAREOPT Address 5 GILTSPUR STREET, LONDON UK Postcode EC1A 9BD	ORDINARY	150,000
Name RBSTB NOMINEES LTD Address 67 LOMBARD STREET LONDON UK Postcode EC3P 3DL	ORDINARY	50,000
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] Date 17/1/2001.

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 01 Month 12 Year 2000

Name * Style / Title | * Honours etc

Forename(s): Paul Lancelot

Surname: Stobart

† Date of Birth — Day 31 Month 05 Year 1957

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

50 Princess Mary Court

Post town: Newcastle Upon Tyne

County / Region: Tyne & Wear   Postcode: NE2 3BG

Country:

Oth-- Change *(please specify)*: NEW BUSINESS OCCUPATION : DIRECTOR

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed P.L. Stobart   **Date** 28.2.02

(**director/ ~~secretary/ administrator/ administrative receiver/ receiver manager/ receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss L France, Sage (UK) Limited, Sage House, Benton Park Road, Newcastle upon Tyne, Tyne & Wear, NE7 7LZ, Northumberland Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number 2231246

Company name in full THE SAGE GORUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day Month Year	To: Day Month Year
	01 12 2000	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	485	518	1165
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.9134	£3.5145	£1.9062

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: Robert A Aldrich Address: 12718 Dogwood Hills Lane Fairfax VA 22033 UK Postcode	Ordinary	679
Name: Brewin Nominees Limited Address: 5 Giltspur Street London UK Postcode EC1A 9BD	Ordinary	1489
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed ______________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Oyez
Please complete in typescript, or in bold capitals

CHFP041

88(2)

Return of Allotment of Shares

Company Number 2231246

Company name in full THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	12	2000			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,294		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.755		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name ROBERT A ALDRICH Address 12718 DOGWOOD HILLS LANE, FAIRFAX VA 22033 UK Postcode	ORDINARY	647
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET, LONDON UK Postcode	ORDINARY	647
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day / Month / Year	To: Day / Month / Year
	20 / 10 / 2000	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	64	388	194
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£2.7550	£1.9062	£0.8339

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address 5 GILTSPUR STREET, LONDON UK Postcode EC1A 9BD	Class of shares allotted ORDINARY	Number allotted 646
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 25/10/2000

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange



Oyez

Please complete in typescript, or in bold capitals.

CHFP041

88(2)

Return of Allotment of Shares

Company Number	2231246
Company name in full	THE SAGE GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	10	2000			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	38,850	388	259
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£2.4423	£0.9134	£3.0975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: 5 GILTSPUR STREET, LONDON UK Postcode: EC1A 9BD	Class of shares allotted: ORDINARY	Number allotted: 39,497
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 25/10/2000

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Sage Group PLC

2 October 2000

The Sage Group Plc ("Sage")

Acquisition of Computer Resources Limited

Sage announces the acquisition of the entire share capital of Computer Resources Limited ("CRL"), based in Eire, for a cash consideration of £5.3m* (net of cash in the business.)

CRL has a leading position in the Irish payroll market with its Quickpay and Micropay products and a profitable supplies business.

* translated at a rate of £1 = £IR1.315

Enquiries:

The Sage Group plc 0191 255 3000
Paul Walker, Chief Executive Paul Harrison, Finance Director

Web-site address: http://www.sage.com

Financial Dynamics 020 7831 3113
Jon Earl

END 'ACQBLLFBBBBXFBQ.

Sources: REGULATORY NEWS SERVICE 02/10/2000

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 20 October 2000

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company has been informed today that Janus Capital Corporation ("JCC") has, following a purchase of shares, an interest in 40,310,416 Ordinary shares of 1p each of the Company.

This represents 3.22% of the total shares in issue.

Note: JCC is acting solely in its capacity as investment adviser to JCC Clients. JCC has no economic interest (e.g. the right to dividends or proceeds from sale) in the Company's shares. JCC generally has the right to vote shares of portfolio companies held on behalf of JCC Clients.

END

'HOLKKKKPDBDDDKB.

Sources: REGULATORY NEWS SERVICE 20/10/2000

Sage Group PLC

6 November 2000

Notice of Preliminary Results

The Sage Group plc, a leading supplier of accounting and payroll software and related products for small to medium-sized businesses and internet enabler of this community, will announce preliminary results for year ended 30 September

2000 on Wednesday 6 December 2000.

Enquiries:

Giles Sanderson, Financial Dynamics 020 7831 3113

END

'NORILFLLLELRIII.

Sources: REGULATORY NEWS SERVICE 06/11/2000

Sage Group PLC 6 December 2000

Press Announcement

FOR IMMEDIATE RELEASE

6 December 2000

SAGE PRE-TAX PROFIT UP 46% TO £108.7 MILLION

FOR YEAR ENDED 30 SEPTEMBER 2000

The Sage Group plc ("Sage"), a leading supplier of accounting and payroll software and related products and services for small to medium-sized enterprises (SMEs), announces its unaudited results for the year ended 30 September 2000.

Key points:

* Pre-tax profit up 46% to £108.7m (1999: £74.3m) * Turnover increased by 34% to £412.2m (1999: £307.0m) * Operating profit rises by 40% to £111.9m (1999: £79.9m) * Earnings per share up 40% to 5.92p (1999: 4.22p) * Support contracts at 30 September 2000 totalled 779,000 (1999: 648,000) * Dividends for the year raised 10% to 0.386p per share (1999: 0.351p) * Net debt at 30 September 2000 falls to £20.8m (1999: £58.3m)

* Geographical analysis:

	2000		1999	
£m	Turnover	Operating profit	Turnover	Operating profit
UK	132.1	55.0	99.2	39.6
Mainland Europe	93.7	22.9	85.6	16.3
US	142.6	28.9	118.0	23.3
	368.4	106.8	302.8	79.2
Impact of foreign exchange*	-	-	4.2	0.7
Acquisitions - US	39.4	5.4	-	-
Acquisitions - Switzerland	4.4	(0.3)	-	-
	412.2	111.9	307.0	79.9

* Foreign currency results for the year ended 30 September 1999 have been retranslated at current year exchange rates to facilitate the comparison of results.

Chairman, Michael Jackson stated: "This strong set of results has been driven by our focus on marketing our broad range of leading products and services to new and existing customers together with our ability to add value to acquisitions. Continued investment in our e-business products and services provides further opportunity for growth. Despite the challenging market environment, the Board is confident about the prospects for the current year."

ENQUIRIES Paul Walker, Chief Executive, or Paul Harrison, Finance Director, on

020 7831 3113 today and on 0191 255 3000 from tomorrow, or Giles Sanderson of Financial Dynamics.

ISSUED BY Financial Dynamics Ltd, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB. Telephone: 020 7831 3113

Overview

In a challenging year for our industry, we are pleased to be reporting a strong set of results with turnover up 34%, operating profit up 40%, profit before taxation up 46% and earnings per share up 40%.

It is now widely acknowledged that 1999 was a highly unusual year with unparalleled demand from the small to medium-sized enterprise (SME) market for Y2K compliant products. This high level of demand had the effect of bringing forward upgrade decisions that otherwise would have been made later in the cycle. As a consequence of this abnormal acceleration of demand, the trading environment in 2000, particularly in the mid-market, has been difficult. At the entry level, however, momentum was maintained as a result of the continuing emergence of new businesses. At the high end of the SME market, larger companies, having upgraded to Y2K solutions well before December 1999, have started to come back into the market. We were well positioned to respond to these challenging market conditions. Firstly, we have a broad portfolio of products and services designed to meet the needs of all companies in the SME market ranging from entry level start-ups to larger companies with up to 1,000 employees. Secondly, we have a well-established installed base business (selling products and services to our existing customers) which now accounts for 64% of revenues. By placing particular focus on selling our portfolio of products and services to our 2.5 million existing customers, we were able to sustain growth despite the challenging market environment.

With regard to sales of new software, we felt the benefit of the strong Y2K effect in the first quarter of the financial year, but thereafter the trading environment underwent significant change. Sales of new software in the second half were lower than those in the first half, although broadly level with the sales achieved in the second half of the previous financial year. For the full year, sales of new software licences were 20% ahead of prior year. Stripping out the effect of acquisitions, sales of new software licences for the year as a whole were broadly in line with 1998/99, a year which benefited from three full quarters of Y2K activity.

As regards our installed base business, we made particular progress in selling support contracts to our existing customers with the result that the number of contracts increased to 779,000 (1999: 648,000) by the year end. Upgrade revenue benefited from a concerted effort to encourage our customers to upgrade to more powerful solutions, and this remains a focus of activity for the current year. Installed base sales in the second half were up 13% on the first half of this financial year, and were up 30% on the second half of the previous financial year, and this despite the fact that the prior year benefited from substantial Y2K upgrade revenues. Again, stripping out the effect of acquisitions, underlying growth in installed base revenues was 17%. Hence, even in a challenging market environment we were able to increase revenues to our existing customers. Indeed, average revenue per existing customer increased over the prior year, in part brought about by continuing improvements in our marketing and telesales skills, but also by our ongoing commitment to expand the range of products and services we offer.

With regard to the Internet, we have consistently said that the naturally conservative nature of the SME community would lead to slower adoption of e-business products and services than might be the case with large multinationals. What has become clear over the past 12 months is that SMEs are beginning to recognise that the Internet presents significant opportunities to increase revenues, reduce costs and improve efficiencies. In the long term, therefore, we expect customers to invest in our broad range of Internet products and services. In the short term, however, we expect SMEs to remain fairly cautious about investing significant sums in e-business products and services.

Our commitment to developing relevant e-business products and services for the SME market is as strong as ever and, despite the challenging market environment, we invested heavily during the year in the development, marketing and support of our e-business products and services. This investment, we believe, is to the long term benefit of the Group. During the past year we have made significant progress in reorganising our Sage Enterprise Solutions (formerly Tetra) and Peachtree businesses; the two major acquisitions of the previous financial year. As a result, both businesses have reported significantly improved results. We acquired Best Software, Inc. in February 2000 and are pleased with the progress that has been made. Best is focusing attention on its market-leading fixed asset, payroll and human resources software products and performance to date is in line with expectations. We are placing particular emphasis on cross-selling these products into our existing large US customer base.

Results, dividends and finance

In the year ended 30 September 2000, we increased turnover by 34% to £412.2m (1999: £307.0m). Our operating profit rose by 40% to £111.9m (1999: £79.9m) and pre-tax profit improved by 46% to £108.7m (1999: £74.3m). Earnings per share increased by 40% to 5.92p (1999: 4.22p).

We are proposing a final dividend of 0.256p per share (1999: 0.233p) making a total of 0.386p per share (1999: 0.351p) for the year, an increase of 10%. Subject to

shareholders' approval, the final dividend will be paid on 7 March 2001 to shareholders on the register at the close of business on 9 February 2001.

Cash generation continues to be strong across the Group with £105.0m of operating cash flow generated in the year. After interest, tax and dividends, this gave free cash flow of £63.5m.

The major acquisition in the year was Best Software, Inc., for a gross cash consideration of £284.4m including costs. This acquisition was financed through a vendor placing of 43,707,488 new ordinary shares, which raised £289.7m after costs. Ubiquis SA was acquired for a consideration of £20.6m satisfied by the issue of 2,529,847 new ordinary shares. Other acquisitions were completed in the period for a cash cost of £54.3m. Acquired businesses held £8.3m of cash and £31.5m of short term deposits upon acquisition. After net capital expenditure of £17.4m and other movements of £0.6m, net debt stood at £20.8m at 30 September 2000 (30 September 1999: £58.3m).

Operational review

In the UK, Sage Software Limited has shown robust growth. The strength of the Sage brand, the breadth of our product portfolio and the size of our reseller channel have enabled us to continue to distance ourselves from the competition. We have also expanded our portfolio of products targeted at the accountants' community. Accountants play an important role in recommending, and increasingly reselling Sage products and we continue to focus our attention on strengthening our relationships with accountants in practice. Virtually all of the top 5,000 firms of accountants in the UK use one or more Sage products.

Recent product upgrades in the UK allow existing and new customers to engage in e-commerce activity directly from their desktop, bringing the benefits of connectivity without the need to restructure existing systems. The UK business has also released SiteCreator, the chargeable entry level website creation tool, WebTrader, our entry level e-commerce tool, and other e-business products. Customer reaction has been positive with over 70,000 businesses in the UK asking us to register domain names and reserve webspace in anticipation of establishing a web presence. Over 3,000 have built websites and approximately 400 of these have a trading presence. We have made considerable progress with Sage Enterprise Solutions in its first full year in the Group. The business is now focused on serving the needs of SMEs with revenues of between £5m and £250m. Distribution is via the value added reseller channel which has been expanded significantly over the past year. The previous emphasis on selling very high end solutions to very large corporates using a direct sales force and a large professional services team has been reduced significantly with the consequence that revenues have been impacted adversely by some £5m. It should be noted, however, that this part of Sage Enterprise Solutions' business was loss-making. By concentrating on more profitable revenue via the value added reseller channel, we have been able to increase margins substantially to 22% (1999: 8%). Our product offering has also been simplified making it easier for those of our customers requiring an enhanced solution to upgrade to the Sage Enterprise product suite.

Our focus for the year in Mainland Europe has been on developing a broader range of products and services, including e-business solutions, and on expanding our installed base business.

In France, where we have greater exposure to the mid-market, second half revenues declined in comparison to the first half. The first half did, however, benefit from a strong first quarter due to the Y2K effect. Our response to these difficult market conditions was to focus even more attention on our installed base activities, particularly support contracts which now number 231,000 (1999: 200,000). Installed base revenues have grown year on year by 29% and there are further opportunities to sell our broad range of installed base products and services into this customer base. One such opportunity comes with the recent launch of eCommerce 100 incorporating technology acquired as part of the Ubiquis acquisition in March 2000.

Our efforts in recent years have transformed our German business. A stable, improved reseller channel and a focus on selling additional products and services to our growing customer base have returned this business to profitability. We expect the performance of our German business to continue on this positive trend.

In the US, Ron Verni (formerly CEO of Peachtree) was appointed CEO of our US group of businesses. Following the acquisition of Best, we now have three substantial businesses in the US. Ron and his management team will focus their efforts on continuing to integrate the activities of our US businesses and to maximise the opportunities to cross-sell our various products and services to what is now a substantial installed base.

We have made significant progress at Peachtree in its first full year of ownership. Operating margins have improved to 14% (1999: 5%) as a result of a strong focus on installed base activities and a simplified product offering.

The trading environment in the mid-market in the US, as in France, was difficult, particularly in the second half. This had an impact on revenues at Sage Software, Inc. who, in response, focused even greater attention on selling additional products and services to the installed base. Sage Software, Inc., and Peachtree are working closely together to encourage large Peachtree customers to upgrade to Sage Software, Inc.'s more sophisticated product offerings.

Best is now focused on marketing its core fixed asset, payroll and HR software products through our expanded US value added reseller channel. Clearly there are significant opportunities to sell Best's range of speciality products to our substantial US customer base.

People. We have made a number of key appointments to our management team during the year. Paul Harrison joined the Board as Finance Director on 1 April 2000 having previously been Group Financial Controller. Ron Verni, as mentioned above, was appointed CEO of our US businesses and Peter Dewald joined Sage as CEO of our German business. Prior to joining Sage, Peter was CEO of Apple Germany.

Our 5,000 employees worldwide met the challenges of a demanding year and we would like to thank them for their considerable efforts.

Outlook

Our business has ever increasing geographical spread and scale. Our product portfolio continues to grow both by acquisition and through investment in e-business solutions. This provides further opportunities not only to attract new customers but also to apply our installed base marketing expertise to grow recurring revenues. We are well placed as market leader to continue to consolidate the SME business management software market, and our ability to add value to acquisitions is a further driver of profitable growth.

The new year has started well for our entry level businesses, whilst in the mid-market some uncertainty still remains. Yet even in the mid-market lead generation is strong and the reseller channel reports high levels of new business activity. However, the time taken to convert leads is still taking longer than normal.

Our installed base business goes from strength to strength, and we will be paying particular attention this year to the opportunity to encourage an increasing number of our customers to upgrade to more sophisticated solutions from Sage. In the US, we have programmes in place to migrate elements of the Peachtree base to Sage Software, Inc.'s MAS90 product range, in France we plan to migrate a proportion of our Ciel customer base to the Sage France product range, and in the UK we are actively encouraging appropriate Line 50 and Line 100 customers to upgrade to Sage Enterprise. In addition to this activity we have programmes in place to cross-sell all of our products and services to our ever increasing installed base of active and loyal customers.

Despite the challenging market environment, the Board is confident about the prospects for the current year.

Michael Jackson

Chairman

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2000

	Continuing operations		2000	1999
		Acquisitions	Total	Total
	(unaudited)	(unaudited)	(unaudited)	(audited)
	£'000	£'000	£'000	£'000
Turnover	368,370	43,783	412,153	307,041
Cost of sales	(34,379)	(8,687)	(43,066)	(32,393)
Gross profit	333,991	35,096	369,087	274,648

Selling and administrative expenses	(227,206)	(29,999)	(257,205)	(194,710)
Operating profit	106,785	5,097	111,882	79,938
Interest receivable			3,139	2,195
Interest payable and similar charges			(6,273)	(7,820)
Profit on ordinary activities before taxation			108,748	74,313
Taxation on profit on ordinary activities			(34,799)	(23,780)
Profit on ordinary activities after taxation			73,949	50,533
Equity minority interest			71	(74)
Profit for the financial year			74,020	50,459
Equity dividends			(4,898)	(4,280)
Amount transferred to reserves			69,122	46,179
Earnings per share (pence) - basic			5.92p	4.22p

Net dividend per share (pence) 0.386p 0.351p. CONSOLIDATED BALANCE SHEET

As at 30 September 2000

	2000	1999
	(unaudited)	(audited)
	£'000	£'000
Fixed assets		
Intangible assets	540,422	186,319
Tangible assets	46,504	36,728
	586,926	223,047
Current assets		
Stocks	2,489	2,254
Debtors	85,369	54,214
Cash at bank and in hand	66,417	31,589
	154,275	88,057
Creditors: amounts falling due within one year	(110,178)	(85,620)
Net current assets	44,097	2,437
Total assets less current liabilities	631,023	225,484
Creditors: amounts falling due after more than one year	(78,472)	(86,947)
Deferred income	(98,066)	(63,194)
Equity minority interest	(94)	(165)
	454,391	75,178
Capital and reserves		
Called up equity share capital	12,680	1,219
Share premium account	432,690	152,297
Merger reserve	61,111	40,545
Profit and loss account	(52,090)	(118,883)
Equity shareholders' funds	454,391	75,178

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2000

2000	1999

	(unaudited)	(audited)
	£'000	£'000
Profit for the financial year	74,020	50,459
Translation of foreign currency net investments and related borrowings	(2,963)	(1,034)
Total recognised gains and losses relating to the year	71,057	49,425

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2000

	2000	1999
	(unaudited)	(audited)
	£'000	£'000
Net cash inflow from operating activities	104,998	110,897
Returns on investments and servicing of finance		
Interest received	3,029	2,195
Interest paid	(5,531)	(7,571)
Issue cost of loans	-	(384)
Interest element of finance lease rental payments	(261)	(529)
Net cash outflow from returns on investments and servicing of finance	(2,763)	(6,289)
Taxation		
Corporation tax paid	(34,266)	(17,509)
Capital expenditure		
Payments to acquire tangible fixed assets	(17,786)	(10,413)
Receipts from sales of tangible fixed assets	389	312
Net cash outflow from capital expenditure	(17,397)	(10,101)
Acquisitions and disposals		
Purchase of subsidiary undertakings:		
Net cash consideration - current year acquisitions	(329,756)	(134,144)
-prior year acquisitions	(672)	(835)
Net cash outflow from acquisitions and disposals	(330,428)	(134,979)
Equity dividends paid	(4,490)	(3,898)
Cash outflow before financing and management of liquid resources	(284,346)	(61,879)
Management of liquid resources		
Decrease/(increase) in short term deposits	29,785	(7,948)
Financing		
Shares issued	298,450	67,406
Share issue costs	(7,614)	(703)
Movement in loan funding	2,464	(8,350)
Repayment of capital element of finance leases	(5,271)	(417)
Net cash inflow from financing	288,029	57,936

Increase/(decrease) in cash in the year 33,468 (11,891)

NOTES

1. Geographical analysis

	2000		1999	
	Turnover (unaudited) £'000	Operating profit (unaudited) £'000	Turnover (audited) £'000	Operating profit (audited) £'000
UK	132,124	54,965	99,178	39,606
France	71,497	20,631	66,847	17,962
Germany	22,197	2,313	18,793	(1,641)
US	142,552	28,876	118,016	23,275
	368,370	106,785	302,834	79,202
Impact of foreign exchange*	-	-	4,207	736
Acquisitions - US	39,385	5,413	-	-
Acquisitions - Switzerland	4,398	(316)	-	-
	412,153	111,882	307,041	79,938

* Foreign currency results for the year ended 30 September 1999 have been retranslated at current year exchange rates to facilitate the comparison of results.

2. Analysis of change in net debt (inclusive of finance leases)

	At 1 October 1999 £'000	Cash flow £'000	Acquisitions £'000	Other £'000	Exchange movement £'000	At 30 September 2000 £'000
Net cash at bank and in hand	21,357	23,878	8,322	-	1,268	54,825
Short term deposits	7,948	(29,785)	31,481	-	1,546	11,190
Debt	(87,560)	2,807	(517)	225	(1,757)	(86,802)
	(58,255)	(3,100)	39,286	225	1,057	(20,787)

3. Taxation

The taxation charge for the year comprises:

	2000 £'000	1999 £'000
UK taxation	18,433	12,106
Overseas taxation	16,366	11,674
	34,799	23,780

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the year ended 30 September 2000. Statutory accounts to 30 September 1999 have been delivered to the Registrar of Companies and those to 30 September 2000 will be delivered in due course. The Group's results for the year ended 30 September 1999 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 1999 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. 5. The calculation of earnings per share is based on earnings of £74.0m (1999: £50.5m) and on 1,250,052,239 ordinary 1p shares (1999: 1,194,676,630) being the weighted average number of shares in issue during the year.

6. Subject to shareholders' approval, the final dividend of 0.256 pence per share will be paid on 7 March 2001 to shareholders on the register at the close of business on 9 February 2001.

7. The annual report and accounts will be posted to shareholders shortly and thereafter copies will be available from the Secretary, The Sage Group plc, Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ.

END FR 'MGMGZRKVGGZM.

Sources: REGULATORY NEWS SERVICE 06/12/2000

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 6 December 2000

FINAL DIVIDEND SECURITY TITLE *Ord Shs

MNEMONIC CODE *SGE
SEDOL CODE *802-165
DIVIDEND AMOUNT *0.256p
TOTAL *0.386p
PERIOD *Year ended 30-09-00
PROVISIONAL EX DATE *07-02-01
RECORD DATE *09-02-01
PAYMENT DATE *07-03-01
NOTES *

END

'DVDKKPKKOBDDPBK.

Sources: REGULATORY NEWS SERVICE 06/12/2000

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 8 December 2000

Sage Group plc ("the Company")

Application has been made to the London Stock Exchange and the UK Listing Authority of the FSA for the Block Listing of 6,000,000 Ordinary shares of 1p each fully paid, ranking pari passu with the existing Ordinary shares, to the Official List.

These shares will be issued pursuant to the Sage Group No 2 Executive Share Option Scheme (5,000,000 Ords) and the Best Stock Option Plan (1,000,000 Ords). END

'LISKKFKPQBDDBBK.

Sources: REGULATORY NEWS SERVICE 08/12/2000

Sage Group PLC 12 December 2000

The Sage Group plc (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has been informed that, on 11 December 2000, Paul Stobart, Chief Operating Officer, exercised options over 300,000 Ordinary shares of 1p each in the Company, which were awarded in May 1996 under The Sage Group (No. 2) Executive Share Option Scheme, at an exercise price of 43.2p per share. This represents approximately 40% of his currently exercisable options. On 11 December 2000 he sold 111,987 Ordinary shares at a price of 423.45p per share, and on 12 December 2000 sold 188,013 Ordinary shares at a price of 422.68p per share.

END

'RDSLLLFFBLBZFBV.

Sources: REGULATORY NEWS SERVICE 12/12/2000

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 18 January 2001

Sage Group plc ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company announces that the following Directors have been granted options over Ordinary Shares of 1p each in the Company at 329.75p on 17 January 2001

under The Sage Group 1999 Executive Share Option Scheme: -

Director	No. of options granted
Paul Walker	151,630
Paul Stobart	121,304
Guy Berruyer	121,304
Graham Wylie	121,304
Paul Harrison	65,595

These options are exercisable from 17 January 2004 to 17 January 2011.

END 'RDSDVLFFFFBLBBQ.

Sources: REGULATORY NEWS SERVICE 18/01/2001

Sage Group PLC 31 January 2001

The Sage Group Plc ("Sage" or the "Group")

Sage today announces that, with effect from 1st February 2001, Kevin Howe will step down from his role as executive director in charge of the Group's US Time Division. Kevin will remain on the board as a non-executive director.

Michael Jackson, Chairman, said "I would like to thank Kevin for his valuable contribution to Sage and look forward to continuing to work with him in his new non-executive role." END

'BOAWUUWCGUPGGPG.

Sources: REGULATORY NEWS SERVICE 31/01/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 2 February 2001

Doc Re Annual Report and Accounts 2000

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END 'ACSTTMFTMMJMBRB.

Sources: REGULATORY NEWS SERVICE 02/02/2001

Sage Group PLC 19 February 2001

Monday 19 February 2001: for immediate release

The Sage Group plc ("Sage") announces the acquisition of the TAS Software group.

Sage announces that it has acquired the entire issued share capital of the TAS Software group of companies headquartered in Epsom. The total consideration will be £9.7 million satisfied in cash and loan notes.

The TAS companies develop, market and support the TAS Books suite of software

products for customers in the UK and the Republic of Ireland.

Enquiries:

Phil Branston, Head of Investor Relations

The Sage Group plc. 0191 255 3000

Giles Sanderson

Financial Dynamics 0207 831 3113

END

'ACQLKLFFFLBLBBD.

Sources: REGULATORY NEWS SERVICE 19/02/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 23 February 2001

The Sage Group plc ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company was notified today that the following Directors have exercised options over, and retained, Ordinary Shares of 1p each at a price of 64.8p

under the Company's Savings Related Share Option Scheme:

Director	No. of shares
Paul Harrison	12,030
Paul Stobart	15,040

END

'RDSEXLFLFLBXBBL.

Sources: REGULATORY NEWS SERVICE 23/02/2001

Sage Group PLC

28 March 2001

Wednesday 28 March: Embargoed for 7:00am

The Sage Group plc

Recommended tender offer for Interact Commerce Corporation ("Interact")

There will be a conference call for equity analysts and investors today at 9.30am. Details can be obtained from Financial Dynamics.

* Recommended tender offer to acquire Interact, listed on NASDAQ, for $263 million (£183 million). The tender offer will be financed using a loan facility. Interact had net debt at 31 December 2000 of $19 million (£13 million).
* The tender offer is $12.00 in cash per share, a premium of 51% to the

  closing market price on 27 March 2001.
* Interact is a leading player in the US market for CRM (Customer

  Relationship Management) software targeted at small to medium-sized enterprises (SMEs). The acquisition of Interact provides Sage with a strong position in this strategically important market.
* Interact has two products: ACT! targeted at small businesses; and

  SalesLogix targeted at medium-sized businesses.
* Interact distributes its products through an established network of

  value added resellers specialising in CRM software.
* The acquisition of Interact provides Sage with the opportunity to sell

  Interact's range of market-leading CRM products into Sage's customer base of more than 2.5 million customers.

Commenting on today's announcement, Paul Walker, Chief Executive, said:

" The acquisition of Interact presents Sage with significant opportunities. Interact is a strong business in its own right and gives us a leading position in the strategically important CRM market. We are confident that Sage's global presence and channel strength will open up additional opportunities for Interact's products in both new and existing markets. This acquisition represents a significant opportunity to sell additional products and services to Sage's 2.5 million customers worldwide."

Enquiries:
The Sage Group plc 0191 255 3000
Paul Walker, Chief Executive Paul Harrison, Finance Director Phil Branston, Investor Relations

Web-site address: http://www.sage.com

Financial Dynamics 020 7831 3113
Giles Sanderson/Harriet Keen. Introduction

The Sage Group plc, the world's leading supplier of business management solutions and services to SMEs, today announced that it is to launch a tender offer for Interact, a leading CRM company (NASDAQ: IACT) for $12 a share in an all cash deal valuing the company's equity at $263 million (£183 million). Interact has its headquarters in Scottsdale, Arizona. Interact had net debt at 31 December 2000 of $19 million (£13 million). The offer has been recommended by the Interact board. The transaction is being financed using a loan facility and is expected to be earnings enhancing in Sage's first full financial year following completion of the acquisition.

Background

Over the past few years it has become clear that SMEs are looking for a comprehensive range of highly integrated software applications to help them manage their core business processes. Sage is already responding to this trend by offering SMEs an ever broader range of business management software, support services and e-business solutions, in addition to its traditional accounting and payroll products.

The acquisition of Interact will further enhance Sage's ability to meet the growing needs of the SME community worldwide. CRM software is one of the fastest growing sectors of the business software market and the acquisition of Interact will enable Sage to offer SMEs a complete range of solutions to manage and grow their businesses.

CRM Software

CRM software enables businesses to capture and analyse relevant customer data at all points of interaction between the company and its customers. It helps businesses generate increased revenues through more effective sales and marketing, improve customer retention by enhancing customer service; and reduce costs by making internal processes more efficient.

Sage's accounting systems already store and process customer data, such as contact details and records of past transactions. By integrating Sage's accounting systems with Interact's CRM software, SMEs will be able to take a unified view of their customers and thereby further increase revenues and improve business efficiency. Sage's acquisition of Interact will offer a level of integration between accounting and CRM software systems that standalone competitors will find difficult to match. Interact

Interact is a leading supplier of CRM software with two product ranges, targeting both small businesses and mid-market customers. At the entry level, ACT! is a leading contact management and salesforce automation package, whilst SalesLogix provides comprehensive CRM functionality, including sales, marketing, e-commerce and support, to mid-market customers who require a more sophisticated CRM software solution.

Interact's CEO and founder, Pat Sullivan, has a wealth of CRM experience and is a highly respected figure within the industry. Over the past few years, Pat Sullivan has built up a professional management team at Interact and this team will remain in place post-acquisition to effect Sage's strategic plans for the future development of Interact's business.

Since its inception in 1993, Interact has built up a significant presence in the SME CRM software market. To date, ACT! has sold over 3.2 million individual licences, whilst SalesLogix has in excess of 3,500 corporate customers. CRM software is one of the fastest growing sectors of the business software market and Interact's scale and product range means it is well placed to take advantage of this significant growth.

In the year to 31 December 2000, Interact made an operating profit (before interest, amortisation

and the $30.8 million cost of its investment in Interact.com), of $6.5 million, on sales of $107.7million. Interact has now completely exited from the Interact.com venture, and has refocused on selling its core products through traditional channels. Interact had net assets of $20.4 million at the year end.

Paul Walker, Sage's Chief Executive, commented: "The acquisition of Interact presents Sage with a number of significant opportunities. Interact is a strong business in its own right and gives us a leading position in the CRM market. We are confident that Sage's global presence and channel strength will open up additional opportunities for Interact's products in both new and existing markets. This acquisition represents a significant opportunity to sell additional products and services to Sage's 2.5 million customers worldwide. Whilst penetration of CRM software amongst Sage customers is currently estimated at less than 10%, our research suggests that demand is already high and is likely

to grow significantly over the next few years".

Exchange rate: £1=$1.434.

Timetable

* 28 March 2001: offer announced
* By 4 April: tender offer document circulated to Interact shareholders * Interact shareholders have 20 working days to tender their shares * By 3 May 2001: first closing date for tender offer

Interim Results announcement date

As a result of this acquisition we will now be announcing our interim results on the 9th May.

Other Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Interact Commerce Corporation. At the time the offer is commenced, The Sage Group plc and Interact Commerce Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission and Interact Commerce Corporation will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Interact at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov.

END

'TENEAKDPADSFEEE.

Sources: REGULATORY NEWS SERVICE 28/03/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 30 March 2001

Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company was informed on 29 March 2001 that Deutsche Bank AG London has a notifiable interest in 131,136,445 Ordinary shares of 1p each, representing 10.34% of the total shares in issue.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which

Deutsche Bank AG London is a branch.

Further details are as follows:-

Registered Holders	No. of Shares
Held as Principal	
Morgan Grenfell & Co Ltd	720,989
Deutsche Bank AG London	3,022,486
Held in Customer Portfolios	
Morgan Nominees	52,898,168
Morgan Nominees BIPF	567,096
Morgan Nominees CHY	586,560
Morgan Nominees CSL	180,701
Morgan Nominees DGR	727,992
Morgan Nominees ENF	460,608
Morgan Nominees LAM	581,289
Morgan Nominees MER	197,869
Morgan Nominees NG	191,115
Morgan Nominees PGP	108,744
Morgan Nominees SAM	98,324
Morgan Nominees SL	1,899,569
Bank of New York Nominees	198,340
Bank of New York Nominees VC	12,528
Bank of New York Nominees 588251	5,210
Bank of Tokyo London 3,260.	
British Overseas Bank 6951	899,234
British Overseas Bank 7020	185,341
BT Globenet Nominees Ltd	975,730
Channel Nominees	280,272
Chase Nominees	4,012,398
Chase Nominees 14186	285,034
Citicorp Nominees	29,300
Clydesdale Bank Custodian Nominees	821,859
Deutsche Bank International Ltd	1,090,300
Glyn Nominees AY	63,321
HSBC Global Custody Nominees	25,800
Lloyds Bank Nominees	276,593

Lothian Regional Council	1,533,050
Mirglip Nominees	83,300
MSS Nominees	18,121,254
MSS Nominees 767137	24,346
National & Provincial	129,566
Nortrust Nominees Ltd	13,672,868
Perry Nominees	259,288
Railways Pension Trustee Company Ltd	8,170,498
Raiffeisen Zentralbank Nominees	10,350
RBSTB Nominees	8,833,333
RBSTB Nominees RTLDN	225,775
State Street Nominees	6,200,056
State Street Nominees SJ22	490,976
State Street Nominees SD12	494,132
Sutrin Nominees	20,730
Tokyo Trust	150,900
Vidacos Nominees	1,307,713
To be advised	2,280
TOTAL	131,136,445

NOTE: The shares comprised under this notification may, from time to time, be the subject of a stock lending agreement resulting in a change in registration but not in DBAG's interest in the shares. END

'HOLDKKKKBBKDNNN.

Sources: REGULATORY NEWS SERVICE 30/03/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 30 March 2001

The Sage Group plc ("the Company")

DIRECTORS' TRANSFER

The Company has been informed that John Constable, Non-Executive Director, today transferred 750 of his shares and 2,500 of his wife's shares into his personal pension fund.

END

'RDSQBLFXFXBXBBK.

Sources: REGULATORY NEWS SERVICE 30/03/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 6 April 2001

Friday 6 April 2001

The Sage Group plc

The Sage Group plc, a leading supplier of accounting and payroll software and related products and services for small to medium-sized enterprises (SMEs), will be announcing its interim results for the six months to 31 March 2001 on Wednesday 9 May 2001.

Enquiries:

Giles Sanderson/Harriet Keen, Financial Dynamics, tel: 020-7831-3113

END

'NORUNUVRAORSRAR.

Sources: REGULATORY NEWS SERVICE 06/04/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 19 April 2001

Thursday 19 April 2001: for immediate release

The Sage Group plc

SAGE TENDER OFFER FOR INTERACT COMMERCE CLEARS ANTITRUST APPROVALS

The Sage Group plc and Interact Commerce Corporation (Nasdaq: IACT) announced today that Sage's tender offer for the shares of Interact has received clearance under the Hart-Scott Rodino Act in the United States, and has also received clearance from the Federal Cartel Office of Germany. There are no remaining outstanding regulatory approvals.

The tender offer is currently scheduled to expire at 12:00 midnight, Eastern Standard Time, on Wednesday, May 2, 2001, unless the offer is extended.

Enquiries:

The Sage Group plc 0191 255 3000

Paul Harrison, Finance Director
Phil Branston, Investor Relations

Web-site address: http://www.Sage.com

Financial Dynamics 020 7831 3113
Giles Sanderson/Harriet Keen

END

'REASFISUUSFSEDL.

Sources: REGULATORY NEWS SERVICE 19/04/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 3 May 2001

THE SAGE GROUP PLC COMPLETES TENDER OFFER FOR

INTERACT COMMERCE CORPORATION ("INTERACT")

The Sage Group plc ("Sage") announces that as at midnight New York Time on Wednesday 2nd May 2001, Sage had received acceptances for its tender offer accounting for approximately 93% of Interact's share capital. The tender offer has therefore now become unconditional. Sage will complete the acquisition through a merger in which the 7% of the shares not tendered will be converted

into the right to receive $12.00 per share in cash.

Press enquiries:

The Sage Group plc 0191 255 3000
Paul Walker, Chief Executive Paul Harrison, Finance Director Phil Branston, Investor Relations

Web-site address http://www/sage.com

Financial Dynamics 020 7831 3113
Giles Sanderson Emma Rutherford

END

'TENGCGDUCGGGGBX.

Sources: REGULATORY NEWS SERVICE 03/05/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 9 May 2001

For release: Wednesday 9 May 2001 - 7.00am

Sage pre-tax profit up 10% to £59.2 million for six months to 31 March 2001

The Sage Group plc (Sage), a leading supplier of business management software solutions and related services for small to medium-sized enterprises,

announces its unaudited results for the six months ended 31 March 2001.

Key points:

* Turnover increased by 13% to £229.6m (2000: £202.5m)
* Pre-tax profit up 10% to £59.2m (2000: £54.0m)
* Earnings per share up 8% to 3.214p (2000: 2.987p)
* Dividend for the half year raised 10% to 0.143p per share (2000: 0.130p)
* Operating cash flow of £66.6m (2000: £66.7m)
* Acquisition of Interact Commerce Corporation for £183m completed on 3 May 2001
* 2.7m registered customers at 31 March 2001 (2000: 2.3m)
* Support contracts at 31 March 2001 totalled 831,000 (2000: 754,000)
* Geographical analysis:

Six months ended 31 March	2001		2000	
£m	Turnover	Operating profit	Turnover	Operating profit
UK	71.4	28.3	65.1	26.6
Mainland Europe	51.6	11.6	55.9	14.0
US	106.6	20.2	89.8	16.6
	229.6	60.1	210.8	57.2
Impact of foreign exchange*	-	-	(8.3)	(1.5)
	229.6	60.1	202.5	55.7

* Foreign currency results for the period ended 31 March 2000 have been retranslated at current period exchange rates to facilitate the comparison of results, in the table above and in the operational review below. Chairman's Statement

Chairman, Michael Jackson said: "Our businesses have made sound progress during the period. Whilst broadening our product portfolio and attracting more customers, we continue to improve underlying profitability.

Our second quarter showed an encouraging improvement in revenue growth which continued into April. Whilst not immune to the US slowdown, we believe we will deliver satisfactory results for the full year."

Enquiries

The Sage Group plc 0191 255 3000

Paul Walker, Chief Executive

Paul Harrison, Finance Director Phil Branston, Investor Relations

Web-site address: http://www.sage.com

Financial Dynamics 020 7831 3113

Giles Sanderson/Emma Rutherford

Introduction

We are pleased to announce another period of growth for Sage, with turnover increasing by 13% and pre-tax profit up 10%. These results have been achieved during a period when new licence revenues have been significantly lower than in the comparable period last year when, particularly in the first quarter of that period, IT spending was at its peak in advance of the Year 2000. However, a core strength of the business is that we have been able to continue to grow revenues from our 2.7 million existing customers. These revenues contributed 65% of total revenues and provided the Group with a sound financial base.

Small and medium-sized businesses ("SMEs") continue to adopt a cautious attitude to e-business. As we have consistently maintained, we do not expect to see this change significantly in the short-term. However, there is an increasing awareness of the benefits of e-business, stimulated partly by our communication campaigns. We continue therefore to invest in the development of e-business products and services which will be to the long-term benefit of the Group.

In addition, we were pleased to announce in March the proposed acquisition of Interact Commerce Corporation ("Interact") which brings to the Group a strong portfolio of customer relationship management ("CRM") software products, an established channel and a large customer base. This acquisition, completed on 3 May, represents a significant step forward in our long term strategic objective which is to provide our customers with a comprehensive range of business management software products and services.

Results, dividends and finance

In the six months to 31 March 2001, we increased turnover by 13% to £229.6m (2000: £202.5m). Operating profit rose by 8% to £60.1m (2000: £55.7m), and pre-tax profit improved 10% to £59.2m (2000: £54.0m). Earnings per share increased by 8% to 3.214p (2000: 2.987p).

The interim dividend is being raised 10% to 0.143p per share (2000: 0.130p) payable on 19 June 2001 to shareholders on the register at close of business on 18 May 2001.

Sage continues to be highly cash generative, with operating profit of £60.1m translating to operating cash flow of £66.6m in the period. After interest, tax and dividends, this gave free cash flow of £48.2m, contributing to a net cash position of £12.4m at 31 March 2001 (30 September 2000: net debt of £20.8m).

The £183m purchase of Interact, after the period end, was financed under a new £353m loan facility which replaces the Group's existing £95m facility. Operational review

UK

In recent years the UK business has pursued a strategy of channel expansion, in particular through developing closer relationships with the accountants' community, as well as broadening its product range. These have provided a sound base for revenue growth of 10% in the period.

The entry-level division performed particularly well, recruiting 37,000 new customers in the period. In addition, its product range grew further with the acquisition in February of TAS Software Limited for a total consideration of £9.7m, which added another 20,000 active customers to the business. The mid-market division also grew revenues and market share.

We have been building a significant business selling products and services to the accountants' community. As well as acting as important influencers, accountants increasingly resell Sage products. As customers or resellers, over 20% of new software sales were attributable to this community during this period.

Educating both new and existing customers forms an important part of our investment in e-business. The recently launched "e-business in action" campaign, designed to stimulate

interest in web-based applications, has been well received with more than 1,500 people attending 45 seminars held so far.

Mainland Europe

In France, new licence revenues were significantly lower than in the comparable period last year when the favourable Year 2000 effect was particularly evident in the first quarter. However, we have seen a marked improvement in Sage France in the second quarter where we have seen growth in primary revenues which has continued into April. The continued improvement in our French business is reflected in independent research which confirms that we gained market share in the period whilst maintaining a strong relationship with our channel partners and the accountants' community.

Our German business continues to progress well. Even in a tough market we are seeing the benefits of the restructuring efforts applied to this business over the last three years which have resulted in Sage KHK's operating margin growing to 21% (2000: 6%). US

The performance of our US business was affected by challenging first quarter comparatives and an uncertain economic outlook. However, strong upgrade and support sales offset pressures on new licence revenues.

Our US revenues benefited from a full period's contribution from Best Software, Inc., acquired in February 2000, which generated revenues of £30.7m (2000: £9.0m).

Peachtree, our entry-level division, attracted 47,000 new customers in the period. Whilst new licence sales were lower than in the comparable period this was more than compensated by installed base revenue growth. With its strong focus on its core products and existing customers, Peachtree's operating margin rose to 21% (2000: 15%).

Overall, mid-market revenues at Sage Software, Inc. were 8% down against the strong comparative period. The decrease in new licence revenues was offset by significant growth in support revenues through greater penetration of maintenance contracts into the user base.

Our efforts to migrate customers up through our product range have been successful. For example, the migration of customers from Peachtree to our mid-market offering, MAS90, has been accelerated by the launch of co-branded products. Customers migrating from Peachtree to MAS90 accounted for 24% of all primary units sold by Sage Software, Inc..

Best Software, Inc., our fixed assets and human resource solutions business, delivered significantly improved results in the US, benefiting from the decision taken last year to focus on core products targeted at the SME community.

Acquisition of Interact Commerce Corporation

The acquisition of Interact marks a significant development in our strategy of offering SMEs a comprehensive suite of business management software solutions. Our customers and channel partners have expressed strong demand for a wider range of products from Sage, feedback which is supported by independent market research.

This research indicated that CRM is a relevant offering for SMEs with 75% of entry-level customers intending to purchase a CRM solution over the next few years. Our research showed that on average only 10% of Sage customers currently have CRM software.

This research also demonstrated that the most critical factor affecting an SME's decision to purchase a CRM product is the extent to which it integrates with the underlying accounting software. Owning both the CRM and accounting software enables us to ensure that integration is seamless. This, combined with our traditional strengths in customer service, positions us well to market CRM solutions successfully to our 2.7 million customers.

Interact is a leading supplier of CRM software with two product ranges, targeting entry level and mid-market customers. At the entry level, ACT! is a leading contact management and salesforce automation package, whilst SalesLogix provides comprehensive CRM functionality, including sales, marketing, e-commerce and support, to mid-market customers who require a more sophisticated CRM software solution.

It is our intention that Interact will continue to develop its own business in the wider CRM market. Over the next six months we will be developing a common protocol to tightly integrate Interact's CRM products with our accounting products, to ensure we maximise the significant revenue opportunity of selling Interact's products to our large customer

base. Outlook statement

Our businesses have made sound progress during the period. Whilst broadening our product portfolio and attracting more customers, we continue to improve underlying profitability.

Our second quarter showed an encouraging improvement in revenue growth which continued into April. Whilst not immune to the US slowdown, we believe we will deliver satisfactory results for the full year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 March 2001

	Six months ended 31 March (Unaudited)		Year ended 30 September (Audited)
	2001	2000	2000
	£'000	£'000	£'000
Turnover	229,649	202,528	412,153
	------	------	------
Operating profit	60,143	55,728	111,882
Net interest payable	(987)	(1,736)	(3,134)
	-----	-----	-----
Profit on ordinary activities before taxation	59,156	53,992	108,748
Taxation on profit on ordinary activities	(18,339)	(17,277)	(34,799)
	-----	-----	-----
Profit on ordinary activities after taxation	40,817	36,715	73,949
Equity minority interest	(24)	104	71
Profit for the financial period	40,793	36,819	74,020
Equity dividends	(1,819)	(1,646)	(4,898)
	-----	-----	-----

Amount transferred to reserves 38,974 35,173 69,122

- -- - - - - - - - - - - - - - -

Earnings per share (pence) - basic 3.214p 2.987p 5.921p

- -- - - - - - - - - - - - - - -

Earnings per share (pence) - fully diluted 3.180p 2.937p 5.817p

- -- - - - - - - - - - - - - - -

Net dividend per share (pence) 0.143p 0.130p 0.386p

- -- - - - - - - - - - - - - - - -. STATEMENT OF TOTAL RECOGNISED GAINS & LOSSES

For the six months ended 31 March 2001

Six months ended	Year ended
31 March	30 September
(Unaudited)	(Audited)

	2001	2000	2000
	£'000	£'000	£'000
Profit attributable to shareholders	40,793	36,819	74,020
Currency translation of foreign currency net investments and related borrowings	(2,147)	1,126	(2,963)
	-----	----	-----
Total recognised gains and losses relating to the period	38,646	37,945	71,057
	-----	-----	-----

CONSOLIDATED BALANCE SHEET

As at 31 March 2001

	31 March 2001 (Unaudited) £'000	30 September 2000 (Audited) £'000
Fixed assets		
Tangible	46,578	46,504
Intangible	556,412	540,422
	-----	-----
	602,990	586,926
	-----	-----
Current assets		
Stocks	2,260	2,489
Debtors	94,007	85,369
Cash at bank and in hand	101,091	66,417
	-----	-----
	197,358	154,275
Creditors: amounts falling due within one year	(115,432)	(110,178)
	-----	-----
Net current assets	81,926	44,097
	-----	-----
Total assets less current liabilities	684,916	631,023
Creditors: amounts falling due after more than one year	(80,202)	(78,472)
Deferred income	(111,727)	(98,066)
Equity minority interest	(118)	(94)
	-----	-----
	492,869	454,391
	-----	-----
Capital and reserves		
Called up equity share capital	12,707	12,680
Share premium account	436,468	432,690
Merger reserve	61,111	61,111
Profit and loss account	(17,417)	(52,090)

Equity shareholders' funds 492,869 454,391

- ~- - - - - - - - --. CONSOLIDATED SUMMARY CASH FLOW STATEMENT

For the six months ended 31 March 2001

	Six months ended 31 March		Year ended 30 September
	(Unaudited)		(Audited)
	2001	2000	2000
	£'000	£'000	£'000
Net cash inflow from operating activities	66,555	66,706	104,998
Net interest, dividends and tax paid	(18,376)	(21,854)	(41,519)
Net expenditure on fixed assets	(5,360)	(10,102)	(17,397)
Net cash consideration on purchase of subsidiary undertakings	(8,454)	(298,132)	(330,428)
Net movement in short term deposits	1,745	(7,961)	29,785
Net movement in loan funding	(783)	1,992	(2,807)
Shares issued	1,306	290,264	290,836
Increase in net cash	36,633	20,913	33,468
Analysis of change in net cash			
At beginning of period	54,825	21,357	21,357
Net cash movement	36,633	20,913	33,468
At end of period	91,458	42,270	54,825

NOTES

1. Geographical analysis

		Six months ended 31 March*		Year ended 30 September
		2001	2000	2000
		£'000	£'000	£'000
Turnover	UK	71,440	65,085	132,124
	France	37,018	42,085	71,497
	Germany/Switzerland	14,631	13,833	26,595
	US	106,560	89,812	181,937
		229,649	210,815	412,153
	Impact of foreign exchange	-	(8,287)	-
	Total	229,649	202,528	412,153

- ~- - - - - - - - - - - - - -.

Operating profit	UK	28,352	26,630	54,965
	France	9,512	13,226	20,631
	Germany/Switzerland	2,048	809	1,997
	US	20,231	16,545	34,289

	60,143	57,210	111,882
Impact of foreign exchange	-	(1,482)	-
Total	60,143	55,728	111,882

* Foreign currency results for the period ended 31 March 2000 have been retranslated at exchange rates used for the period ended 31 March 2001 to facilitate the comparison of results.

2. Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2000	Cash flow	Acquisitions	Exchange movement/other	At 31 March 2001
	£'000	£'000	£'000	£'000	£'000
Net cash at bank and in hand	54,825	36,633	-	-	91,458
Short term deposits	11,190	(1,745)	-	44	9,489
Debt	(86,802)	1,156	(14)	(2,872)	(88,532)
	(20,787)	36,044	(14)	(2,828)	12,41

3. Taxation

The taxation charge for the period comprises:

	Six months ended 31 March 2001	2000	Year ended 30 September 2000
	£'000	£'000	£'000
UK taxation	10,918	8,583	18,433
Overseas taxation	7,421	8,694	16,366
	18,339	17,277	34,799

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the period ended 31 March 2001. The accounting policies used as a basis for this interim results announcement are consistent with the Company's statutory accounts for the year ended 30 September 2000 which have been delivered to the Registrar of Companies. The Group results for the year ended 30 September 2000 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2000 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2001 will be delivered in due course.

5. The calculation of basic earnings per ordinary share is based on earnings of £40.8 million (2000: £36.8 million) being profit for the period, and on 1,269,100,859 ordinary 1p shares (2000: 1,232,595,754) being the weighted average number of ordinary shares in issue during the period. The diluted earnings per ordinary share is based on profit for the period of £40.8 million (2000: £36.8 million) and on 1,282,691,501 ordinary 1p shares (2000: 1,253,705,810).

6. The interim dividend of 0.143 pence per share will be paid on 19 June 2001 to shareholders on the register at the close of business on 18 May 2001.

END

IR 'EAESPELEFEAE.

Sources: REGULATORY NEWS SERVICE 09/05/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 9 May 2001

INTERIM DIVIDEND SECURITY TITLE *Ord Shs

MNEMONIC CODE *SGE
SEDOL CODE *802-165
DIVIDEND AMOUNT *0.143p
PERIOD *Six months ended 31-03-01
PROVISIONAL EX DATE *16-05-01

RECORD DATE *18-05-01
PAYMENT DATE *19-06-01
NOTES *

END

'DVDDKFKDPBKDDPK.

Sources: REGULATORY NEWS SERVICE 09/05/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 16 May 2001

Wednesday 16 May 2001

The Sage Group plc

Director Shareholding

Graham Wylie, a Director of The Sage Group plc (Sage), has entered into a transaction which has the effect of partially hedging movements in the price of 6.4m shares in Sage. The hedging transaction will either be cash settled or physically settled at a future date. In the event that physical settlement is applicable, Mr.Wylie will sell shares. In connection with this, he has entered into a stock loan agreement whereby he has delivered 4.8m of the 6.4m Sage shares, and 4.8m of Sage shares will be re-delivered to him at a future date. The 4.8m shares represent 4.06 per cent of his total Sage holding.

END

'RDSZQLFFFEBZBBB.

Sources: REGULATORY NEWS SERVICE 16/05/2001

Sage Group PLC 27 June 2001

Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company was informed on 26 June 2001 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 140,922,304 Ordinary shares of 1p each, representing 11.07% of the total shares in issue.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

Further details are as follows:-

Registered Holders	No. of Shares
Held as Principal	
Morgan Grenfell & Co Ltd	158,743
Deutsche Bank AG London	3,091,723
Other Holdings	2,548,254
Held in Customer Portfolios	
Morgan Nominees	56,343,061
Morgan Nominees BIPF	629,196
Morgan Nominees CHY	592,960
Morgan Nominees CSL	176,741
Morgan Nominees DGR	742,392
Morgan Nominees ENF	460,608
Morgan Nominees LAM	581,289
Morgan Nominees MER	201,169
Morgan Nominees NG	191,115
Morgan Nominees PGP	111,313
Morgan Nominees SAM	108,519
Morgan Nominees SL	2,317,265
Bank of New York Nominees	162,289
Bank of New York Nominees VC	12,528
Bank of New York Nominees 588251	6,610
Bank of Tokyo London 3,260.	
British Overseas Bank 6951	852,234
British Overseas Bank 7020	227,568
BT Globenet Nominees Ltd	1,012,523
Channel Nominees	284,432
Chase Nominees	3,611,751
Chase Nominees 14186	285,034
Citicorp Nominees	29,300
Clydesdale Bank Custodian Nominees	872,721
Deutsche Bank International Ltd	1,157,813
HSBC Global Custody Nominees	25,800
Lloyds Bank Nominees	380,973
Lothian Regional Council	1,901,880
Mirglip Nominees	83,300
MSS Nominees	18,322,159
National & Provincial	129,566

Nortrust Nominees Ltd	15,607,262
Perry Nominees	317,288
Railways Pension Trustee Company Ltd	8,687,498
Raiffeisen Zentralbank Nominees	10,350
RBSTB Nominees	9,564,953
RBSTB Nominees RTLDN	225,775
State Street Nominees	6,870,794
State Street Nominees SD12	508,952
Sutrin Nominees	24,430
Tokyo Trust	178,920
Vidacos Nominees	1,307,713
To be advised	2,280
TOTAL	140,922,304

NOTE: The shares comprised under this notification may, from time to time, be
the subject of a stock lending agreement resulting in a change in registration but not in DBAG's interest in the shares.

END 'HOLDKOKNBBKDFAB.

Sources: REGULATORY NEWS SERVICE 27/06/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 9 August 2001

Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 7 August 2001 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 153,146,991 Ordinary shares of 1p each, representing 12.04% of the total shares in issue.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

NOTE: The shares comprised under this notification may, from time to time, be the subject of a stock lending agreement resulting in a change in registration but not in DBAG's interest in the shares.

END 'HOLDKCKNABKDKFK.

Sources: REGULATORY NEWS SERVICE 09/08/2001

Sage Group PLC 11 September 2001

A Price Monitoring Extension has been activated in this security.

END

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Sources: REGULATORY NEWS SERVICE 11/09/2001


25

Sage Group PLC

26 September 2001

SAGE ACQUIRES MICRO INFORMATION PRODUCTS, INC. IN THE US

Acquisition adds non-profit sector to further widen product portfolio

The Sage Group plc ("Sage"), a leading provider of business management solutions for small and medium-sized businesses, has agreed to purchase Micro Information Products, Inc. (MIP) for £13.7m to be satisfied in cash.

With 5,000 customers, MIP is a leading US provider of specialised business applications for non-profit organisations (for example charities, local government offices and community foundations). MIP has annualised revenues in excess of £8m, selling predominantly through a reseller channel.

The transaction will add market-leading product ranges NonProfit Series and Advantage NonProfit to Sage's US product portfolio, which already features strong brands including Best, Peachtree, MAS 90, Enterprise Suite, Timeslips, SalesLogix, and ACT!.

Sage's entry into the US non-profit sector highlights its continuing commitment to provide industry-specific applications that complement and integrate with the business management solutions used by its 2.7m customers worldwide. It follows the recent acquisition of the Haitek product for US manufacturing businesses, and in the UK, the successful entry into the professional accountants' market through acquisitions over the last two years such as Hartley, CSM and Apex.

Paul Walker, Sage Chief Executive, commented "The acquisition of MIP is consistent with our strategy of offering customers a comprehensive suite of business management software tailored to their business needs. In common with all our acquisitions, we expect to create value through selling additional products and services to MIP customers. Industry-specific acquisitions enable Sage to address a range of sectors, broadening the opportunities to drive organic growth by offering more products, services and support to our customers".

Contacts:

The Sage Group plc 0191 255 3055
Paul Walker, Chief Executive Paul Harrison, Finance Director Phil Branston, Investor Relations

www.sage.com

Financial Dynamics 020 78313113
Giles Sanderson

ENDS

END

'ACQEQLFLFKBBBBK.

Sources: REGULATORY NEWS SERVICE 26/09/2001

Sage Group PLC 10 October 2001

Embargoed for release, Tuesday 10 October 2001 - 07.00am (BST)

The Sage Group plc

Trading update - Results for year ended 30 September 2001

broadly in line with expectations

Following completion of the year ended 30 September 2001, The Sage Group plc ("Sage") is providing an update on trading.

The tragic events of 11 September 2001 have inevitably had some impact on the Group's US revenues in the last few weeks.

However, the strong recurring revenues that underpin the Sage business model mean that we still expect to report full year figures for the year ended 30 September 2001 broadly in line with consensus market forecasts.

The new financial year is only a few days old and it is too early to predict how the aftermath of the events of 11 September may affect the outcome for the full year. However, we continue to believe that the strength of our brands and our channel and, in particular, the resilience of our customer base revenues provide us with a sound platform for continued long-term growth.

Further details will be provided in the preliminary results announcement on 5 December 2001.

Ends

Contacts:

Giles Sanderson/Harriet Keen Tel: 020 7831 3113

Financial Dynamics

END

'TSTUKAWRANRRRAA.

Sources: REGULATORY NEWS SERVICE 10/10/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 23 October 2001

For immediate release

23 October 2001

Sage Group extends presence in French accountants market with acquisition of Coala

The Sage Group plc ("Sage") announces the acquisition by its wholly owned subsidiary, Sage Overseas Limited, of Coala Informatique SA, the holding company of 59% of the shares of Coala SA ("Coala"), and its intention to launch an offer for the remaining 41% of Coala shares. Coala, listed on the French stock market, is a leading vendor of business management software solutions designed to meet the needs of professional accountants in practice in France.

Coala Informatique SA was purchased for £7.8m, and the offer for the remaining Coala shares, on the same basis, values each Coala share at 19 euros. On this basis, the total consideration for the whole of the Coala share capital, satisfied in cash, is expected to be £13.2m.

For the year to 31 December 2001, Coala revenues are expected to be in the region of £7.0m, and operating profit is expected to be in the region of £1.1m.

Coala has a growing share of the French market for business management software solutions for professional accountants, with over 1,300 professional firms using its products. The product portfolio includes software for accounts production, accounting, fixed asset management, reporting and payroll processing.

The acquisition substantially increases the number of firms of accountants in France with Sage software solutions. Sage and Coala will work together to enhance integration between Sage accounting applications and the Coala accounts production applications used by firms of accountants in France.

Sage's expansion into the accountants market in France follows its successful entry into this market in the UK through acquisitions over the last two years.

Paul Walker, Sage Chief Executive, commented "Industry-specific acquisitions such as Coala enable Sage to drive growth by offering more products, services and support to our customers. Of all industry-specific markets, the market for professional accountants is the most attractive to us, since professional accountants are key influencers of their customers' software purchase decisions".

For the purposes of this announcement, an exchange rate of £1 = 1.597 euros has been used

Contacts:

Financial Dynamics 0207 831 3113
Giles Sanderson Harriet Keen

END

'ACQDXLBLFBBLFBV.

Sources: REGULATORY NEWS SERVICE 23/10/2001

Sage Group PLC 5 December 2001

Embargoed for release, Wednesday 5 December 2001

SAGE PRE-TAX PROFIT UP 12% TO £121.3 MILLION FOR YEAR ENDED 30 SEPTEMBER 2001

The Sage Group plc (Sage), a leading supplier of business management software solutions and related services for small to medium-sized enterprises (SMEs),

announces its unaudited results for the year ended 30 September 2001.

Highlights

* Turnover increased by 17% to £484.1m (2000: £412.2m)
* Pre-tax profit increased 12% to £121.3m (2000: £108.7m)
* Earnings per share up 11% to 6.59p (2000: 5.92p)
* Dividends for the year raised 10% to 0.425p (2000: 0.386p)
* Operating cash flow up 14% to £119.6m (2000: £105.0m)
* Acquisition of Interact Commerce Corporation (Interact) for £189m, May 2001
* 248,000 new customers added (excluding Interact), bringing the total to 2.8m (2000: 2.5m)
* Support contracts increased 15% to 897,000 (2000: 779,000)
* Geographical analysis

	2001		2000	
£m	Turnover	Operating profit	Turnover	Operating profit
UK	148.8	56.3	132.1	55.0
Mainland Europe	102.5	26.3	98.2	22.6
US	209.2	45.6	195.0	36.8
	460.5	128.2	425.3	114.4
Impact of foreign exchange *	-	-	(13.1)	(2.5)
Acquisition - US	23.6	0.2	-	-
	484.1	128.4	412.2	111.9

*Foreign currency results for the year ended 30 September 2000 have been retranslated at current year exchange rates to facilitate comparison of results, in the table above and in the operational review below.

Michael Jackson, Chairman, commented: "Our businesses have continued to win significant numbers of new customers - nearly a quarter of a million - this year. Throughout the Group we continue to find new ways of selling more products and services to existing customers. Our strategy of marketing an ever-expanding product and service offering to an ever-increasing customer base remains our clear focus. As in the past, we will continue to grow our business both organically and through acquisition.

Notwithstanding the current economic climate, we believe that the strength of our brands, the breadth of our product offering, the resilience of our channel and the sheer scale of our customer base provide us with a platform for sustained long-term growth. Therefore we look forward to 2002 with confidence ".

Enquiries:

The Sage Group plc 0191 255 3000 Financial Dynamics 020 7831 3113
Paul Walker, Chief Executive Giles Sanderson / Harriet Keen
Paul Harrison, Finance Director Phil Branston, Investor Relations

Notes to editors:

The Sage Group plc is a leading international supplier of business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, the Group was floated on the London Stock Exchange in 1989 and now employs over 5,000 people worldwide in its market-leading companies throughout Europe and the US. Introduction

In what was a challenging economic environment for our industry, we are pleased to report, for the year ended 30 September 2001, revenue growth of 17%, pre-tax profit growth of 12% and earnings per share growth of 11%.

During the year, we attracted 248,000 new customers to Sage, increasing the size of our installed base by 10% to 2.8 million customers. This increase excludes more than 3 million users acquired with Interact Commerce Corporation (Interact). Our installed base revenues, from selling products and services to our customers, increased by 21% and continued to drive growth, contributing 68% of total revenues (2000: 64%).

Last year we set out our intention to become a provider of business management software solutions for small to medium-sized enterprises (SMEs) in our chosen geographic markets. This year we have taken a number of important steps towards achieving this objective. Most importantly, we have broadened our range of products not only through internal development activity but also through a number of significant acquisitions. This broadening of our offering has provided us with the means to sell more products and services both to new and existing customers. In addition, we are progressively expanding our portfolio of e-business products and services.

All of our operating companies have continued to focus this year on attracting new customers to Sage. The expansion of our product offering together with innovative channel marketing programmes have stimulated new licence revenues in the year. Our success in recruiting new customers to Sage, particularly at the entry-level, provides, over the longer term, a potent source of new leads for our mid-market businesses.

A broader range of products also provides further opportunities to sell more customer support contracts. This activity forms the core of our installed base business model, with support contracts alone contributing 45% of total revenues in the year. The penetration rate of support contracts against registered customers improved over the year. The close relationship we have with our customers allows us to address two types of opportunity to sell extra software and services: first, migrating customers to higher-value accounting software, and second, cross-selling additional business management software products and services, in areas such as payroll, customer relationship management (CRM) and e-business.

Whilst the contribution of our e-business revenues is not significant, there are encouraging signs that SMEs are evaluating more closely the benefits that e-business products and services could bring to their businesses. They look to Sage for guidance in this area, to which end we have hosted over 2,000 seminars worldwide designed to demystify e-business and explain the benefits it offers SMEs. In the long-term we remain convinced that e-business will be a stimulus for growth.

Each of the acquisitions we have made this year is consistent with our twin objectives of broadening our product portfolio and growing our customer base. The acquisition of Interact brought us market-leading CRM products in ACT! and SalesLogix, and in excess of 3 million users. Other smaller acquisitions added to our range of business management software solutions. In France, we acquired Fasset, a leading provider of fixed asset management software and, after the year-end, a majority holding in Coala, whose products and services address the needs of professional accountancy practices. In the US, we acquired Haitek, which supplies manufacturing software, Platinum for Windows, which offers finance and distribution software and Micro Information Products (MIP), whose solutions target the large US 'not-for-profit' sector which includes schools, colleges, local government, charities and religious organisations.

Our focus on meeting the particular needs of our customers with a compelling range of products, distributed through our value-added reseller (VAR) channel and underpinned by the provision of insightful customer support inspires customer loyalty and, we believe, continues to differentiate Sage from its competitors. Financials

Turnover grew 17% to £484.1m. Operating profit rose by 15% to £128.4m (2000: £111.9m). Pre-tax profit grew 12% to £121.3m (2000: £108.7m). As in previous years, operating cash flow closely reflected operating profit, and rose 14% to £119.6m. Deferred revenues from

support contracts grew to £112.8m (30 September 2000: £98.1m).

The proposed final dividend is 0.282p per share, making a total of 0.425p (2000: 0.386p), an increase of 10%. Subject to shareholder approval, this will be paid on 8 March 2002.

Following the acquisition of Interact, financed through a loan facility, the Group had net debt of £190.9m at 30 September 2001.

Operational review

UK

Continued progress has been made both in developing the existing offering and in addressing new opportunities. Revenues grew by 13% and 46,000 new customers were attracted during the year. Operating margins have declined slightly this year due to a combination of factors. First, in the mid-market, despite a healthy pipeline, closure of sales has proved difficult, leading to lower revenues and margins. Second, we have continued to invest in our e-business products and services in anticipation of future demand. Third, acquisition of lower margin businesses during the year has had a dilutive effect.

We are focusing increasing attention on those of our customers who are showing signs of outgrowing their entry-level software and encouraging them to upgrade to more powerful mid-market business management software solutions. This will be an important source of new revenue for our mid-market business.

A number of channel marketing programmes have been introduced, providing UK VARs with greater incentives to focus on new licence sales. The initial results from the second half have been encouraging, with increasing numbers of VARs generating increased volumes of new business. Improved VAR accreditation and training will allow VARs to work more closely with Sage in serving our customers.

Installed base revenues continue to grow strongly. The customer division has been successful both in selling support contracts and in further improving the quality of customer service. 69,000 support contracts were added in the year. Cross-selling additional products and services to existing customers gathered momentum, particularly to those of our customers with support contracts, who tend to be more willing buyers of additional products and services. Acquisitions during the year expanded the product range and brought many new customers into the business. TAS Software, acquired in February 2001, added 25,000 entry-level accounting customers.

Sage in the UK now offers a broad range of business management software solutions, which we are confident will produce significant growth in future revenues.

Mainland Europe

In France, revenues increased by 4% but this disguises a strong performance in the second half, when revenues increased 27% over the prior year. In addition, we gained 55,000 new entry-level customers.

There has been some stimulus to revenues from the full adoption of the Euro in France. Extra demand has been evident not only in new software licence business, but also in take-up of support contracts in preparation for the changeover period.

In France we now have an expanded range of business management software solutions for the entry-level market including not only enhanced core accounting products but also newly developed products for key industry-specific markets such as retail, healthcare and construction. Marketing these additional products and services to our installed base of 380,000 entry-level customers will provide further opportunities for revenue growth.

We have maintained a strong focus on improving support contract revenues. Incentivising VARs to encourage customers to take up support contracts at the time of the initial purchase of a new software licence has helped to increase the number of support contracts to 254,000.

Acquisitions have extended the business management software offering beyond the accounting core. The Fasset suite of fixed asset management applications (1,300 customers) was acquired in August. After the year-end, the acquisition of Coala (3,100 customers) expanded Sage's presence in the French professional accountants' market.

In Germany, as in France, there has been some stimulus to revenues from the full adoption

of the Euro. We have continued to make improvements to the quality of our customer service as well as to operating efficiencies with the result that, whereas the business was loss-making two years ago, it achieved operating margins of 23% this year (2000: 10%), despite revenues growing by only 5%. The core OfficeLine product is well established as a market leader in its segment, while users of the legacy product ClassicLine have benefited from ongoing modernisation of the product. Growth in Mainland Europe will be driven by continuing improvements to our primary and installed base business models, as well as by the continuing expansion of our product offering.

US

In the US, in contrast to our competitors, we have a product offering that covers the market from entry-level to mid-market. The experienced central US management team has helped the individual operating companies to work more closely together, and the considerable incremental installed base opportunities that exist in the US are starting to be realised. Acquisitions are being used to build the business management software solutions offering whilst at the same time expanding the customer base.

Market conditions have been challenging and were exacerbated by disruption following September's terrorist attacks. The market for new licence sales was especially tough, but despite this our US businesses maintained their market share and the installed base business performed strongly so that revenues (excluding Interact) grew 7% over the prior year.

At the entry-level Peachtree attracted 71,000 new customers and successfully pursued a strategy of migrating customers onto new versions, additional modules, and higher-value support contracts, which has resulted in its operating margin increasing to 23% (2000: 14%). The ability to mine the Peachtree customer base for sales leads to mid-market products provides us with a unique opportunity in the US market. The first signs of the success of this are evident in that 26% of new licence unit sales of the mid-market offering, MAS90 were generated from the Peachtree customer base.

Best Software offers business management software solutions outside the accounting core. It has focused its business objectives on its market-leading FAS (Fixed Asset) and Abra (Human Resources) applications and has de-emphasised its non-core products. The resulting efficiencies have improved operating margins to 21% (2000: 14%). Best is now well-placed to address the substantial opportunity to cross-sell its products to the large installed base in the US. Acquisitions in the US have added complementary customer bases in strategically important industry-specific markets. Haitek, acquired in March, added a manufacturing module which enhances the mid-market Enterprise Suite offering. MIP, acquired in September with 5,000 customers, established a presence in, and an opportunity to consolidate, the fast-growing non-profit sector. In addition, the acquisition of Platinum For Windows in June added 6,000 mid-market accounting customers.

Our US businesses are focused not only on driving growth through new customer acquisition but also on maximising the significant installed base opportunity in the US market. We will continue to benefit from the competitive advantage we have in covering all segments of the SME market.

Interact

The acquisition of Interact in May 2001 for £189m marked a significant step in our strategy to offer SMEs a comprehensive suite of business management software solutions, by establishing for the first time an offering in the CRM market. The two Interact products, ACT! and SalesLogix, address different needs in the marketplace. ACT! is a product used by 3 million salespeople worldwide which helps the user manage individual contacts very efficiently. SalesLogix is a comprehensive CRM suite enabling an entire organisation to automate sales, marketing and customer service activities. Both products are being actively marketed to SMEs in all our markets.

In the contact management field ACT! is a bestseller with few competitors. SalesLogix, a more expensive solution, operates in a more competitive market and has suffered this year from a difficult trading environment in the mid-market. In addition, SalesLogix experienced some sales deferrals in September. Following a detailed review of the product positioning for SalesLogix, we have refocused the product offering to be more compelling to the SME market as a whole rather than just the upper end of the mid-market. The product repositioning, a simplified pricing structure and the launch of a number of innovative channel marketing campaigns are expected to stimulate revenue growth. ACT! and SalesLogix have an estimated user base of more than 3 million. Historically, however, Interact has done very little to sell additional products and services to this substantial installed base. We are developing a range of installed base marketing

campaigns to the Interact customer base, focusing in the first instance on support contracts as well as industry-specific versions of ACT! and SalesLogix. We expect this installed base activity to lead to a significant increase in revenues for Interact.

Our research confirms that there is strong demand from existing Sage customers for CRM solutions that are tightly integrated to our core accounting products. Over the last few months, we have invested considerable time and effort in building an efficient software integration tool that will allow rich integration between ACT! and Sage accounting software products. The ACT! integration tool is now complete which means that Sage operating companies are able to launch new integrated versions of ACT! In the UK, for example, the launch of Sage Contact Manager powered by ACT! is planned for March 2002.

The integration tool that will allow seamless integration between SalesLogix and our accounting products will be completed during calendar 2002. In the meantime our channel partners have access to a number of development toolkits which facilitate integration between SalesLogix and our accounting products. Links, for example, between SalesLogix and our mainstream accounting products in the US, MAS90 and Sage Enterprise, already exist and are being actively marketed to our customer base.

Drawing on our experience of integrating acquisitions and improving their operating performance, we are confident of maximising the strategic CRM opportunity represented by Interact, not only as a stand-alone business, but also as a provider of important additional products to sell to our installed bases around the world.

People

The success of our business is due in large part to the effort, creativity and ingenuity of our people. In the year under review, our people once again made critical contributions right across the organisation with the overall objective of serving our customers more effectively. We continue to nurture the talent of our employees and are investing in training, succession planning and career development programmes throughout the Group.

Outlook

Our businesses have continued to win significant numbers of new customers - nearly a quarter of a million - this year. Throughout the Group we continue to find new ways of selling more products and services to existing customers. Our strategy of marketing an ever-expanding product and service offering to an ever-increasing customer base remains our clear focus. As in the past, we will continue to grow our business both organically and through acquisition.

Notwithstanding the current economic climate, we believe that the strength of our brands, the breadth of our product offering, the resilience of our channel and the sheer scale of our customer base, provide us with a platform for sustained long-term growth. Therefore we look forward to 2002 with confidence. CONSOLIDATED PROFIT AND LOSS ACCOUNT For the year ended 30 September 2001

	Continuing operations		2001	2000
		Acquisitions	Total	Total
	(unaudited)	(unaudited)	(unaudited)	(audited)
	£'000	£'000	£'000	£'000
Turnover	460,582	23,555	484,137	412,153
Cost of sales	(49,694)	(1,037)	(50,731)	(43,066)
Gross profit	410,888	22,518	433,406	369,087
Selling and administrative expenses	(282,658)	(22,367)	(305,025)	(257,205)
Operating profit	128,230	151	128,381	111,882
Interest receivable			3,192	3,139
Interest payable and similar charges			(10,256)	(6,273)
Profit on ordinary activities before taxation			121,317	108,748

Taxation on profit on ordinary activities	(37,609)	(34,799)
Profit on ordinary activities after taxation	83,708	73,949
Equity minority interest	32	71
Profit for the financial year	83,740	74,020
Equity dividends	(5,515)	(4,898)
Amount transferred to reserves	78,225	69,122
Earnings per share (pence) - basic	6.59p	5.92p
Dividend per share (pence)	0.425p	0.386p

CONSOLIDATED BALANCE SHEET
As at 30 September 2001

	2001 (unaudited) £'000	2000 (audited) £'000
Fixed assets		
Intangible assets	836,329	540,422
Tangible assets	51,208	46,504
	887,537	586,926
Current assets		
Stocks	2,308	2,489
Debtors	95,248	85,369
Cash at bank and in hand	42,764	66,417
	140,320	154,275
Creditors: amounts falling due within one year	(138,479)	(110,178)
Net current assets	1,841	44,097
Total assets less current liabilities	889,378	631,023
Creditors: amounts falling due after more than one year	(237,585)	(78,472)
Deferred income	(112,809)	(98,066)
Equity minority interest	(62)	(94)
	538,922	454,391
Capital and reserves		
Called up equity share capital	12,725	12,680
Share premium account	437,671	432,690
Merger reserve	61,111	61,111
Profit and loss account	27,415	(52,090)

Equity shareholders' funds 538,922 454,391. CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES For the year ended 30 September 2001

	2001 (unaudited) £'000	2000 (audited) £'000

Profit for the financial year	83,740	74,020
Translation of foreign currency net investments and related borrowings	3,463	(2,963)
Total recognised gains and losses relating to the year	87,203	71,057

CONSOLIDATED CASH FLOW STATEMENT For the year ended 30 September 2001

	2001 (unaudited) £'000	2000 (audited) £'000
Net cash inflow from operating activities	119,576	104,998
Returns on investments and servicing of finance		
Interest received	3,302	3,029
Interest paid	(9,023)	(5,531)
Issue cost of loans	(1,877)	-
Interest element of finance lease rental payments	(415)	(261)
Net cash outflow from returns on investments and servicing of finance	(8,013)	(2,763)
Taxation		
Corporation tax paid	(23,184)	(34,266)
Capital expenditure		
Payments to acquire tangible fixed assets	(11,619)	(17,786)
Receipts from sales of tangible fixed assets	4,865	389
Net cash outflow from capital expenditure	(6,754)	(17,397)
Acquisitions and disposals		
Purchase of subsidiary undertakings:		
Net cash consideration - current year acquisitions	(218,474)	(329,756)
- prior year acquisitions	(11,781)	(672)
Net cash outflow from acquisitions and disposals	(230,255)	(330,428)
Equity dividends paid	(5,182)	(4,490)
Cash outflow before financing and management of liquid resources	(153,812)	(284,346)
Management of liquid resources		
Decrease in short term deposits	11,212	29,785
Financing		
Shares issued	2,381	298,450
Share issue costs	-	(7,614)
Movement in loan funding	130,906	2,464

Repayment of capital element of finance leases (2,758) (5,271)

Net cash inflow from financing 130,529 288,029

(Decrease)/increase in cash in the year (12,071) 33,468. NOTES

1. Geographical analysis

	2001		2000	
	Turnover (unaudited) £'000	Operating profit (unaudited) £'000	Turnover (audited) £'000	Operating profit (audited) £'000
UK	148,839	56,316	132,124	54,965
France	74,103	21,859	71,440	20,615

Germany/ Switzerland	28,451	4,473	26,754	1,982
US	209,189	45,582	195,019	36,786
	460,582	128,230	425,337	114,348
Impact of foreign exchange*	-	-	(13,184)	(2,466)
Acquisition - US	23,555	151	-	-
	484,137	128,381	412,153	111,882

* Foreign currency results for the year ended 30 September 2000 have been retranslated at current year exchange rates to facilitate the comparison of results.

2. Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2000	Cash flow	Acquisitions	Other	Exchange Movement	At 30 September 2001
	£'000	£'000	£'000	£'000	£'000	£'000
Net cash at bank and in hand	54,825	(12,071)	-	-	-	42,754
Short term deposits	11,190	(11,212)	-	-	22	-
Debt	(86,802)	(126,271)	(24,973)	(490)	4,835	(233,701)
	(20,787)	(149,554)	(24,973)	(490)	4,857	(190,947)

3. Taxation

The taxation charge for the year comprises:

	2001	2000
	£'000	£'000
UK taxation	22,303	18,433
Overseas taxation	15,306	16,366
	37,609	34,799

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the year ended 30 September 2001. Statutory accounts to 30 September 2000 have been delivered to the Registrar of Companies and those to 30 September 2001 will be delivered in due course. The Group's results for the year ended 30 September 2000 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2000 was unqualified and did not contain a statement under Section

237 of the Companies Act 1985.

5. The calculation of earnings per share is based on earnings of £83.7m (2000: £74.0m) and on 1,270,533,875 ordinary 1p shares (2000: 1,250,052,239)

being the weighted average number of shares in issue during the year.

6. Subject to shareholders' approval, the final dividend of 0.282 pence per share will be paid on 8 March 2002 to shareholders on the register at the

close of business on 8 February 2002.

7. The annual report and accounts will be posted to shareholders shortly and thereafter copies will be available from the Secretary, The Sage Group plc, Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ.

END FR 'ZGMGZRDZGMZM.

Sources: REGULATORY NEWS SERVICE 05/12/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 5 December 2001

FINAL DIVIDEND SECURITY TITLE *Ord Shs

MNEMONIC CODE *SGE
SEDOL CODE *802-165
DIVIDEND AMOUNT *0.282p
TOTAL *0.425p
PERIOD *Year ended 30-09-01
PROVISIONAL EX DATE *06-02-02
RECORD DATE *08-02-02
PAYMENT DATE *08-03-02
NOTES *

END

'DVDDKQKPNBDDABK.

Sources: REGULATORY NEWS SERVICE 05/12/2001

Sage Group PLC 28 December 2001

A Price Monitoring Extension has been activated in this security.

END

'PMETPBFTMMJTBAB.

Sources: REGULATORY NEWS SERVICE 28/12/2001

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 8 February 2002

Annual Report and Accounts 2001

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

Sources: REGULATORY NEWS SERVICE 08/02/2002

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 15 March 2002

15th March 2002

The Sage Group plc

Appointment of Non-executive Director

The Sage Group plc ("Sage") today announces that Tim Ingram has been appointed as a Non-executive Director, with immediate effect.

Tim, aged 54, has had a distinguished career in banking. He has been a main Board Director of Abbey National plc since 1996, as Managing Director of Business to Business banking. He was Non-executive Director of Hogg Robinson from 1999 until it was taken private in 2000.

Tim has a wide variety of international experience in serving the financial needs of businesses of all types and sizes.

Michael Jackson, Chairman of Sage, said: "We are delighted to welcome Tim to the Sage Board. He brings with him detailed understanding of the needs of small and medium-sized businesses as well as very senior experience across a wide range of business markets. Tim's addition will complement the considerable non-executive expertise on the board. We look forward to working with him as we continue to drive the company forward."

There are no other details requiring disclosure under Listing Rule 16.4 in respect of this appointment.

Enquiries

The Sage Group plc 0191 255 3000 Financial Dynamics 020 7831 3113

Phil Branston, Investor Relations Giles Sanderson / Harriet Keen

END

'BOAEAEDSFAKAEFE.

Sources: REGULATORY NEWS SERVICE 15/03/2002

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 18 March 2002

The Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company was informed on 13 February 2002 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 166,875,580 Ordinary shares of 1p each, representing 13.10% of the total shares in issue.

Further details are as follows:-

Held as Principal	No. of Shares
Deutsche Bank AG London	5,786,406
Morgan Grenfell & Co Limited	771,184

Held in Customer Portfolio

Morgan Nominees 64,833,295
Morgan Nominees CHY 613,475
Morgan Nominees CSL 228,466
Morgan Nominees DGR 697,693
Morgan Nominees ENF 628,243
Morgan Nominees LAM 699,386
Morgan Nominees MER 198,169
Morgan Nominees NG 311,115
Morgan Nominees SAM 112,929
Morgan Nominees SL 1,071,943
Bank of New York Nominees 3,869,588
Bank of New York Nominees A/C VC 61,488
Bank of New York Nominees 588251 40,900
Bank of Tokyo London 3,260.
British Overseas Bank A/c 7020 252,797
BT Globenet Nominees Ltd 813,279
Channel Nominees 380,516
Chase Nominees 30,753,606
Chase Nominees A/c 14186 391,043
Citicorp Nominees 29,300
Clydesdale Bank Custodian Nominees 704,615
Deutsche Asset Management GmbH 3,437,162
Deutsche Bank Alex Brown NY 2,297,291
Deutsche Bank International Limited 1,289,159
Deutsche Bank Japan Ltd 68,587
Deutsche Bank (C I) Limited 108,492
Finanza & Futuro 200,000
HSBC Global Custody Nominees 3,936,809
Lloyds Bank Nominees 368,726
Lothian Regional Council 2,191,182
Mirglip Nominees 83,300
National Provincial 227,696
Nortrust Nominees Ltd 18,061,357

Perry Nominees 339,242
Raiffeisen Zentralbank Nominees 15,465
RBSTB Nominees 9,228,034
RBSTB Nominees A/c RTLDN 293,175
State Street Nominees 8,278,272
State Street Nominees A/c SD12 1,057,657
Sutrin Nominees 55,650
Tokyo Trust 395,560
Vidacos Nominees 1,686,588
To be Advised 3,480

TOTAL 166,875,580

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLZVLFFLXBBBBQ.

Sources: REGULATORY NEWS SERVICE 18/03/2002

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 20 March 2002

20 March 2002

The Sage Group plc

The Sage Group plc, a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises (SMEs), will be an nouncing its interim results for the six months to 31 March 2002 on Tuesday 30 April 2002.

Ends

Enquiries:

Giles Sanderson/Harriet Keen, Financial Dynamics, Tel: 020 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
'NORURUURUWROUAR.

Sources: REGULATORY NEWS SERVICE 20/03/2002

Sage Group PLC 9 April 2002

The Sage Group plc ("the Company")

DIRECTORS' DEALINGS

The Company was informed on 8 April 2002 that Mr Tim Ingram, Non-executive Director, purchased 10,000 Ordinary shares of 1p each in the Company at a price

of 205.73p per share on 8 April 2002.

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSDKLFBLZBEBBK.

Sources: REGULATORY NEWS SERVICE 09/04/2002

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 30 April 2002

INTERIM DIVIDEND SECURITY TITLE *Ord Shs

MNEMONIC CODE *SGE
SEDOL CODE *802-165
DIVIDEND AMOUNT *0.157p
PROVISIONAL EX DATE *15-05-02

RECORD DATE *17-05-02
PAYMENT DATE *17-06-02
NOTES *

This information is provided by RNS
The company news service from the London Stock Exchange

DVDBKKKBPBKDQQN.

Sources: REGULATORY NEWS SERVICE 30/04/2002

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 3 May 2002

The Sage Group plc (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has been informed that Paul Stobart, Chief Operating Officer, today exercised options over 457,410 Ordinary shares of 1p each in the Company under The Sage Group (No. 2) Executive Share Option Scheme, at an exercise price of 43.2p per share.

Mr Stobart subsequently sold 457,410 Ordinary shares of 1p each at a price of 194.15p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
'RDSQXLFBLEBXBBK.

Sources: REGULATORY NEWS SERVICE 03/05/2002

REUTERS Business Briefing , 19-9-2002

17 May 2002

The Sage Group plc

Director Shareholding

The Sage Group plc ("Sage" or "The Company") reported on 16 May 2001 that Graham Wylie, a director of the Company, had entered into a stock loan agreement under which he delivered 4.8m Sage shares.

At the same time The Company reported that Graham Wylie had entered into a hedging transaction and that physical settlement of the hedging transaction would result in Mr Wylie selling shares.

The term of the stock loan has now expired under the conditions of the original agreement and 4.8m Sage shares have been redelivered to Mr Wylie. Furthermore, physical settlement of the hedging transaction occurred on 16 May 2002 resulting in the disposal by Mr Wylie of 4.8m Sage shares at a price equivalent to 243.8 pence per share.

Following the above, Mr Wylie retains an interest in 113.5m ordinary shares in Sage, representing an interest of 8.9 per cent in the issued ordinary share capital of the company.

Ends

END

Friday, 17 May 2002 16:07:08
ENDS [nPRE142F7]

Sage Group PLC 19 June 2002

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification today that, following a transfer into management of 418,777 shares on 14 June 2002, Legal & General Investment Management Limited now have an interest in 38,310,265 Ordinary shares of 1p each

in the Company, representing 3.00% of the total shares in issue.

The shares are registered as follows:

Registered Owner	No. of shares
HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,194,500
HSBC Global Custody Nominee (UK) Ltd A/c 775245	5,804,300
HSBC Global Custody Nominee (UK) Ltd A/c 361602	16,500
HSBC Global Custody Nominee (UK) Ltd A/c 754612	182,000
HSBC Global Custody Nominee (UK) Ltd A/c 252605	895,400
HSBC Global Custody Nominee (UK) Ltd A/c 360509	982,100
HSBC Global Custody Nominee (UK) Ltd A/c 357206	28,021,739
HSBC Global Custody Nominee (UK) Ltd A/c 866197	104,326
HSBC Global Custody Nominee (UK) Ltd A/c 904332	109,400

This information is provided by RNS
The company news service from the London Stock Exchange

END

Sources: REGULATORY NEWS SERVICE 19/06/2002

REUTERS Business Briefing , 19-9-2002

5 July 2002

The Sage Group plc

Sage Group to sponsor new international centre for music,

'The Sage Gateshead'

The Sage Group plc ("Sage" or "the Group") announces its sponsorship of the new £70m Music Centre located on Gateshead Quays which will carry the Sage name. The building, owned by Gateshead Council and managed and programmed by North Music Trust, is currently under construction and is scheduled for completion in 2003.

The 2,000-seat Music Centre has been designed by Sir Norman Foster's architectural practice, Foster and Partners, and represents a key component in the joint bid by Newcastle and Gateshead City Councils to become European City of Culture 2008.

The Centre itself will be named 'The Sage Gateshead' and will be the new home of Northern Sinfonia and Folkworks. It will host and present a wide range of major national and international music events. The Group stands to benefit for many years from enhanced exposure to the Sage name through media coverage of the Centre's events and the 600,000 expected visitors per year.

Sage will expense the related one-off sponsorship fee of £6 million (approximately £4 million after tax) to its profit and loss account for the financial year ending 30 September 2002.

Paul Walker, Chief Executive of Sage said: "This investment reflects Sage's long-term commitment to building the Sage brand. This is a unique opportunity for us to enhance awareness of our brand locally, nationally and internationally and we look forward to the opening of The Sage Gateshead with enthusiasm."

Enquiries

The Sage Group plc	Financial Dynamics
Paul Walker, Chief Executive	Giles Sanderson / Harriet Keen
Paul Harrison, Finance Director	Tel: 020 7831 3113
Tel: 0191 255 3000	

END

Friday, 5 July 2002 07:00:45
ENDS [nPRG1AC9A]

END

'HOLZVLFFLDBZBBB.

Sources: REGULATORY NEWS SERVICE 18/07/2002

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 18 July 2002

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company has received two notifications from Legal & General Investment Management. The first notification was received on 15 July 2002 and informed the Company of a transfer out of management of 574,076 shares on 11 July 2002, the second notification was received on 17 July 2002 and informed the Company of a purchase of 275,000 shares on 16 July 2002.

Following these transactions, Legal & General Investment Management Limited have a material interest in 38,323,540 Ordinary shares of 1p each in the Company, representing 3.00% of the total shares in issue.

The shares are registered as follows:

Registered Owner	No. of shares
HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,194,500
HSBC Global Custody Nominee (UK) Ltd A/c 775245	5,864,300
HSBC Global Custody Nominee (UK) Ltd A/c 361602	16,500
HSBC Global Custody Nominee (UK) Ltd A/c 754612	182,000
HSBC Global Custody Nominee (UK) Ltd A/c 252605	895,400
HSBC Global Custody Nominee (UK) Ltd A/c 360509	1,031,900
HSBC Global Custody Nominee (UK) Ltd A/c 357206	27,925,214
HSBC Global Custody Nominee (UK) Ltd A/c 866197	104,326
HSBC Global Custody Nominee (UK) Ltd A/c 904332	109,400

23 July 2002

The Sage Group plc

Sage Group appoints Ron Verni, US Chief Executive, to Board of Directors

The Sage Group plc ("Sage" or "the Group"), a leading supplier of accounting and business management software solutions and related services for small and medium-sized businesses, today appointed Ron Verni, Chief Executive of its US operations, to the Group Board of Directors, with immediate effect. Ron, who has been with the company since February 1999, will retain his current responsibilities for US operations.

"We take pride in the depth and quality of our management team, and have been strengthening it throughout the Group as we seek to provide more and better support to our 2.9 million customers" said Sage Group Chairman, Michael Jackson. "Ron's appointment to our Board of Directors is in recognition of his continuing contribution to growing our business and confirms the importance of the US market in achieving that goal."

Since Ron Verni became Chief Executive for the combined US operations in October 2000, significant strategic progress has been made. After four major acquisitions were made in four years, Ron has built a powerful central team to establish co-ordination between divisions. In order to realise the significant opportunity to sell more products and services to Sage's 1.6 million US customers, Ron and his team have improved branding, sales incentives and customer analysis. Ron has also directed the programme of acquisitions focussed on expanding Sage's industry-specific offer.

Prior to Sage, Verni was a Vice President of Marketing with Automatic Data Processing, President and CEO of NEBS Software, Inc., and has also held other senior posts in the software industry. There are no details to disclose for the purposes of Rule 16.4(b).

Enquiries

The Sage Group plc 0191 255 3000 Financial Dynamics 020 7831 3113

Phil Branston, Investor Relations Giles Sanderson / Harriet Keen

END

Tuesday, 23 July 2002 13:00:21
ENDS [nPRG15A02]

END 'ACQKZLFBLKBBBBF.

Sources: REGULATORY NEWS SERVICE 05/09/2002

REUTERS Business Briefing , 19-9-2002

Sage Group PLC 05 September 2002

5 September 2002

Sage acquires CPASoftware in the US

Acquisition brings accounting practice management solutions to US network of over 20,000 accountants

The Sage Group plc ("Sage"), a leading provider of accounting and business management solutions for small and medium-sized businesses, has acquired CPASoftware in the US, for $14.3m (£9.2m) in cash.

CPASoftware, based in Florida, provides accounting practice solutions to 10,000 accountancy firms. In the year to 31 December 2001 it reported annual turnover of $7.4m (£4.8m).

Its products, such as Visual Practice Management and Visual Payroll, and its support and information services, will be marketed to Sage's US network of over 20,000 certified public accountants (CPAs), who already recommend its market-leading range including Peachtree, MAS90, FAS, ACT!, SalesLogix, and MIP.

Sage is, in all its markets, developing relationships with the accountancy profession as part of its strategy of providing a range of industry-specific solutions. Other industries served in this way include the non-profit sector, which Sage entered in September 2001 with the acquisition of MIP.

Paul Walker, Sage Chief Executive, commented: "CPAs have helped us expand our business in the US, since they are key recommenders of software. We have a detailed understanding of their businesses, and with the acquisition of CPASoftware, we can now offer a solution to help them run their practices better.

Following recent acquisitions, we have established accountants' divisions in the UK and France, and with CPASoftware we will be able to provide accountants in the US not only with industry-specific solutions but also with further opportunities to recommend Sage solutions to their own clients."

Enquiries

The Sage Group plc 0191 255 3000
Paul Walker, Chief Executive
Paul Harrison, Finance Director
Phil Branston, Investor Relations

Financial Dynamics 020 7831 3113
Giles Sanderson
Harriet Keen

Notes to editors

The Sage Group plc is a leading international provider of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, the Sage Group was floated on the London Stock Exchange in 1989 and now employs over 5,600 people worldwide in its market-leading companies in Europe and the US.




RNS Number:9297B
Sage Group PLC
02 October 2002

Wednesday 2 October 2002

The Sage Group plc: Analyst presentation in the US

The Sage Group plc ("The Group") will today give a presentation to equity analysts in Boston, USA.

The presentation is to provide background information on the Group's US business, Best Software - repeating a presentation made yesterday to US industr analysts and media.

At the presentation, US senior executives will discuss Best Software's market position, structure of operations and business model.

No material new information will be disclosed during the meeting.

Information about the presentation can be found on www.bestsoftware.com.

Issued by
Harriet Keen/Emma Rutherford, Financial Dynamics tel: 020-7831-3113

END
MSCILFVRIFLLIIF

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.78	18

investor relations

announcements 2002

21 October 2002

The Sage Group plc

Pre-tax profit for year ended 30 September 2002 in line with expectations

Following completion of the financial year ended 30 September 2002, The Sage Group plc ("Sage") expects to report full-year pre-tax profit in line with current market expectations.

This performance, in challenging market conditions, was encouraging, notably the progress made by Interact, acquired in May 2001.

Further details will be provided in Sage's preliminary results which will be announced on 3 December 2002.

RNS Number:3398E
Sage Group PLC
27 November 2002

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification from M & G Investment Management Limited on 2 November 2002 that reads as follows:

Following recent legal advice, effective from 25 November 2002, the interest of Prudential Staff Pensions Limited and The First British Fixed Trust Company Limited (both funds managed by a third party manager) have changed. Therefore, both holdings will be included within the shareholding disclosures made by M & Investment Management Limited on behalf of Prudential plc.

Details of the Holding is as follows :

Prudential plc

Registered Holder	Holding
Dexia Bank Intl	15,000
M & G (Lombard St) Noms FPE	55,723
MAGIM HSBC GIS nom (UK) SALI	159,012
MGIM A/C DBL A/C FBFT	306,160
MGIM A/C JPM A/C RU	19,545,453
PRUCLT HSBC GIS NOM (UK) PAC A/C	25,152,938
PRUCLT HSBC GIS NOM (UK) PPL A/C	5,539,036
PRUCLT HSBC GIS NOM (UK) SAL A/C	15,109
Prudential Euro Index Tracker	9,800
Prudential Holborn Pensions Ld	7,000
Prudential UK Index Tracker Ts	5,031
Roy Nominees 578079	168,221
Roy Nominees 578052	98,097
Roy Nominees 578141	193,827
Roy Nominees 578192	414,484
Total	51,685,691

This represents 4.05% of the Company's issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBDLFLLFBXFBX



Stalking
equities?


RNS Number:4227E
Sage Group PLC
28 November 2002

The Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company was informed on 27 November 2002 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 177,215,520 Ordinary shares of 1p each, representing 13.89% of the total shares in issue.

Further details are as follows:-

Held as Principal

Deutsche Bank AG London
Deutsche Bank Securities Inc

Held in Customer Portfolio

Morgan Nominees
Morgan Nominees CHY
Morgan Nominees CSL
Morgan Nominees DGR
Morgan Nominees ENF
Morgan Nominees LAM
Morgan Nominees MER
Morgan Nominees NG
Morgan Nominees SAM
Morgan Nominees SL
Bank of New York Nominees
Bank of New York Nominees A/C VC
Bank of Tokyo London
British Overseas Bank A/c 7020
BT Globenet Nominees Ltd
Channel Nominees
Chase Nominees
Chase Nominees A/c 14186
Clydesdale Bank Custodian Nominees
CSFB Depositary
Deutsche Asset Management GmbH
Deutsche Bank Trust Company Americas
Deutsche Bank International Limited
Deutsche Bank Japan Ltd
Deutsche Bank (C I) Limited
Deutsche Bank S A E Spain
DWS Investment GmbH
HSBC Global Custody Nominees
Lloyds Bank Nominees
Lothian Regional Council
National Provincial
Nortrust Nominees Ltd
Perry Nominees
Raiffeisen Zentralbank Nominees
RBSTB Nominees
RBSTB Nominees A/c RTLDN
Scudder Investment Management

State Street Nominees
State Street Nominees A/c SD12
Tokyo Trust
Vidacos Nominees
To be Advised

TOTAL

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLZVLFLLFBFFBK

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.78	18

Recent News

Date	Time	Source	Headline More >>
08/05/2003	08:05	AFXU	STOCKWATCH Sage downgraded to 'neutral' from 'buy' at Merrill Lynch
08/05/2003	07:35	AFXU	*SAGE GROUP CUT TO 'NEUTRAL' FROM 'BUY' BY MERRILL LYNCH IN VALUATION CALL
07/05/2003	14:22	AFXU	ROUNDUP Sage H1 profits up 14 pct
07/05/2003	09:52	AFXU	STOCKWATCH Sage lower amid concerns over Interact unit, valuation
07/05/2003	09:08	AFXU	Sage 'comfortable' with FY analyst consensus profit forecasts of 151 mln stg
07/05/2003	08:43	AFXU	*SAGE SAYS 'COMFORTABLE' WITH FY ANALYST PROFIT FORECASTS OF 151 MLN STG
07/05/2003	07:20	AFXU	Sage H1 profit up 14 pct; views 2003 'with confidence' UPDATE

Recent BB Discussi

Date	Time	Source	Headline
09/05/03	14:55	FBB	SAGE ....a "BUY
00/05/03	13:46	FBB	100p – Only debate
08/01/03	21:40	FBB	CAN SAGE make it
19/12/02	18:19	FBB	SAGE next years Ch
08/12/02	23:09	FBB	Sage cooking the bo
04/12/02	08:42	FBB	Traders Thread - Tu
21/11/02	10:51	FBB	SAGE - It says "buy
19/11/02	08:06	FBB	Short time for Sage





FOR IMMEDIATE RELEASE
3 December 2002

SAGE PRE-TAX PROFIT UP 11% TO £135.2 MILLION FOR YEAR ENDED 30 SEPTEMBER 2002

The Sage Group plc ("Sage"), a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises (SMEs), announces its unaudited results for the year ended 30 September 2002.

Highlights

Turnover increased by 14% to £551.7m (2001: £484.1m)

Pre-tax profit grew 11% to £135.2m (2001: £121.3m), before one-off £6m expense*

Operating cash flow grew 26% to £151.2m (2001: £119.6m), before one-off £6m expense*

Earnings per share, grew 11% to 7.32p (2001: 6.59p), before one-off expense*. Earnings per share, after one-off expense, of 6.99p

Dividend for the year rebased to 1.5p (2001: 0.425p)

Over 200,000 new customers added (excluding Interact), bringing the total to 3.0m (2001: 2.8m)

Support contract revenue grew 18% whilst support contract units increased 7% to 956,000 (2001: 897,000)

Strong financial performance by Interact: operating margin of 14% (2001: 0%) on revenues of £54m

Geographical analysis:

	2002		2001	
£m	Turnover	Operating profit*	Turnover	Operating profit
UK	156.0	57.6	148.8	56.3
Mainland Europe	118.8	28.6	105.0	26.6
US	276.9	57.5	226.3	44.7
	551.7	143.7	480.1	127.6
Impact of foreign exchange	-	-	4.0	0.8
	551.7	143.7	484.1	128.4

Foreign currency results for the year ended 30 September 2001 have been

retranslated at current year exchange rates to facilitate comparison of results in the table above and in the text below.

*The impact of the one-off £6m (£4m after tax) expense of sponsorship of "The Sage Gateshead" is excluded here and throughout this announcement unless otherwise stated.

Michael Jackson, Chairman, commented: "The Group continues to win significant numbers of new customers - more than 200,000 this year. Our strategy of marketing an expanding range of relevant products and services to our growing installed base of customers remains our clear focus.

Our ability to continue to win new business from our entry-level and mid-market customer bases, as well as to realise the full potential of our CRM business, provides a platform for sustained long-term growth. In addition, we will continue to seek appropriate acquisitions in both existing and new markets. We therefore look forward to 2003 with confidence".

Enquiries

The Sage Group plc 0191 255 3000	Financial Dynamics 020 7831 3113
Paul Walker, Chief Executive	Giles Sanderson / Harriet Keen
Paul Harrison, Finance Director	

Phil Branston, Investor Relations

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,000 people worldwide.

Introduction

We are pleased to report another year of strong performance with turnover growth of 14% and pre-tax profit growth of 11%. These results demonstrate the strength of our business model and, in particular, the importance of servicing effectively our large and growing customer base of 3 million SMEs.

The year has been characterised by the comparative strength of the entry-level segment of the market where we continue to add large numbers of new customers. With our strong product portfolio, spanning both the entry-level and mid-market segments, we are able to target those customers from our entry-level businesses who are ready to move to more sophisticated products. This drives activity in our mid-market businesses where customers have otherwise adopted a cautious approach to spending.

Strong progress has been made with Interact, our customer relationship management (CRM) business, in its first full year in the Group. Its operating margin of 14% on revenues of £54m represents a significant improvement over prior years. These results reflect the benefits of repositioning the CRM product range more closely for the SME market, improved channel management and a stronger focus on profitability.

Operational Review

One of our principal objectives is to attract large numbers of new customers to our businesses. Once a business has become a Sage customer, our goal is to support that business throughout its life cycle. Retaining customers and providing them with a range of products and services (referred to as our installed base model), will continue to be key to delivering strong financial performance.

In each of our territories there is a constant flow of new business formations

and we are winning a growing share of this market. Through targeted marketing activity we attracted over 200,000 new customers to the Group during the year, 180,000 of which were at the entry-level. A number of these businesses will become mid-market businesses to whom we can sell further products and services.

The provision of telephone-based support continues to be an important part of our business, providing 46% of revenues in the year. This important revenue stream has grown 18% this year, reflecting the critical nature of the service we provide. This growth was partly achieved through increasing the number of contracts by 7%. We continue to improve our offering, particularly through the introduction of further tiers of service. At 30 September 2002 we had 956,000 support contracts (2001: 897,000).

During the year we took over 6 million calls from customers on support contracts. This dialogue provides us with a unique insight into customers' needs, ensuring our engineering efforts deliver the features customers want. Over this period we invested £58m in research and development, representing 26% of licence revenues.

We regularly update and expand the functionality of our products. This enables us to pursue our objective of selling upgraded versions of our products and services to existing customers. Upgrades, including new releases for each of our core product lines, contributed 14% of revenue (2001: 14%).

In addition to upgrades, we sell new and more sophisticated products to customers who have outgrown their existing software. Furthermore, we also sell complementary products such as Human Resources and CRM software solutions to existing accounting software customers. During the year 36,000 existing customers purchased new products either by migrating to a more sophisticated product, or by buying an additional product. This contributed £26.8m of new licence revenue.

Our customers increasingly express a preference for software solutions tailored to their particular industry. This trend presents new and substantial opportunities for the Group in terms of providing our customers with industry-specific or "vertical" solutions. In each of our businesses we have identified industry segments where we have large concentrations of customers. We are addressing the needs of these segments through the development of industry-specific versions of our core products, through close collaboration with specialist value-added resellers, and through acquisition.

During the year we made good progress with MIP, acquired at the end of the last financial year, a US business dedicated to providing software and services for the large US 'not-for-profit' sector. In the US our Peachtree customer base alone includes 40,000 not-for-profit organisations, many of whom represent target customers for MIP solutions.

Similarly in the US and France respectively, this year we acquired CPASoftware for £9.1m, and Coala SA, for £14.0m - businesses which serve the professional accountants market. We now have accountants' divisions in our three major regions, not only selling specialist products for professional accountants but also encouraging accountants to recommend Sage products and services to their clients.

We are at an early stage in implementing these new and important industry-specific initiatives. Even so, sales of such vertical products contributed 8% of revenues in the year.

During the year we took the opportunity to sponsor the new music centre currently under construction in Gateshead. For a one-off cost of £4m (after tax) we have secured perpetual naming rights for "The Sage Gateshead" - a £60m international music and cultural centre. This represents significant value given the long-term branding and business benefits that will result from this association.

Financials

In the year ended 30 September 2002, we increased turnover by 14% to £551.7m (2001: £484.1m). Operating profit rose by 12% to £143.7m (2001: £128.4m) and pre-tax profit improved by 11% to £135.2m (2001: £121.3m). Earnings per share, before the one-off expense of £6m (£4m after tax) associated with The Sage Gateshead, grew 11% to 7.32p (2001: 6.59p) and after this one-off expense were 6.99p.

The annual impairment review of the carrying value of goodwill on acquisitions has been carried out, resulting in no impairment charges.

The Group's ability to generate strong cash flow is evidenced by the fact that operating profit of £143.7m (2001: £128.4m) delivered operating cashflow of £ 151.2m (2001: £119.6m). At 30 September 2002 the Group had net debt of £132.8m (2001: £190.9m) with net interest covered 17 times by operating profit.

The Group's strong financial performance has led the Board to review its dividend policy. Whilst dividends have consistently grown 10% per annum since flotation in 1989, this growth has not kept pace with that of profit and cash flow. The Board therefore considers it appropriate to increase the payout to shareholders by rebasing the proposed final dividend to 1.343p per share (2001: 0.282p per share) taking the proposed full year dividend to 1.5p per share (2001: 0.425p per share). Subject to shareholder approval, the proposed final dividend will be payable on 14 March 2003 to shareholders on our register on 21 February 2003.

Geographical Review

UK

The UK business grew revenues by 5% and attracted 54,000 new customers.

The UK operating margin for the second half of the year was 38% (2001: 36%) which compares to 36% in the first half. This improvement reflects the benefits flowing from the reorganisation of the Enterprise Division as well as from the results of earlier investment in the support business.

The reorganisation of the Enterprise Division has resulted in improvements to marketing and channel management activity and has facilitated much closer co-ordination with the rest of the UK business.

Following several years of substantial growth, our UK business numbers 1,500 employees. The majority of these are situated in a number of locations in the Newcastle area which creates organisational challenges. During the year we therefore commenced construction of a new facility which will accommodate all Newcastle-based employees. The total capital expenditure associated with this building is expected to be £60m, with anticipated completion in mid-2004.

Mainland Europe

Our French business grew revenues by 17% in the year and added 62,000 new customers.

There was a favourable impact on first half results from the introduction of the Euro. In the second half, in the aftermath of the Euro, market activity slowed, although profit levels were protected by tight cost control.

In October 2001 we acquired Coala SA. This business provides products and services for accountants in practice and has formed the nucleus of our accountants division in France, contributing operating profits of £0.7m on turnover of £7.4m in the year.

Our German business grew revenues by 7% in the year and added 12,000 new customers. We concluded the acquisition of Gandke & Schubert in the year, for

£3.0m, which added a further 36,000 customers and significantly improved our presence at the entry-level. Gandke & Schubert broke-even on turnover of £ 0.9m.

US

Our US business (excluding Interact) grew revenues by 10% in the year and added 60,000 new customers. Operating margins were maintained at 22%, despite the impact of the lower margin of the MIP acquisition, reflecting continued progress with the penetration of installed base products and services and the benefits arising from focusing on a smaller number of core products.

Our Small Business Division performed well, delivering an operating margin of 23% (2001: 23%) on turnover which grew 10% to £71m (2001: £64m). Our market share in the important 5-25 employee business segment remains strong, and considerable progress has been made in selling support contracts into our large US customer base. At 30 September 2002 there were 224,000 support contracts (2001: 187,000).

Revenues at our Mid-market, Speciality and Not-for-profit Divisions were underpinned by our success in migrating customers from our entry-level software products as well as by cross-selling specialist products, such as FAS (fixed asset management), to accounting software users. In all, 25% of new licence sales were to existing customers.

Interact

Interact, in its first full year in the Group, contributed an operating profit of £7.3m. Its operating margin of 14% on revenues of £53.6m reflects a significantly improved financial performance this year in both its ACT! and SalesLogix divisions.

Its products have been repositioned to address SME market needs. We released a successful ACT! upgrade, the first for several years, with substantially enhanced functionality. An upgraded version of SalesLogix was also released and was well received by the market.

Since acquisition, considerable focus has been placed on the development of an installed base sales model at Interact. Sound progress was made this year with the release of a range of products and services targeted at Interact's existing customers. In addition, the opportunity of selling ACT! and SalesLogix to our existing accounting software customer base remains a clear long-term objective.

Interact has made strong progress this year. Its products have been enhanced, its range of services to customers broadened and its channel management significantly improved. It is well positioned as an important and growing part of the Group.

People

The Group Board has been strengthened by two appointments this year. Tim Ingram joined the Board as a non-executive director in March 2002 and brings with him a wealth of public company experience. Ron Verni, who is CEO of our US Operations, joined the Board in July 2002. Ron has successfully led the process of integrating our US businesses in order that we present a unified face to the customer and drive operational efficiencies. His promotion to the Board reflects the growing importance of our US business to the Group.

Michael Robinson joined the Group as Company Secretary and Legal Affairs Director in September 2002. As an experienced commercial lawyer, Michael brings significant expertise to the Group.

Outlook

The Group continues to win significant numbers of new customers - more than 200,000 this year. Our strategy of marketing an expanding range of relevant products and services to our growing installed base of customers remains our

clear focus.

Our ability to continue to win new business from our entry-level and mid-market customer bases, as well as to realise the full potential of our CRM business, provides a platform for sustained long-term growth. In addition, we will continue to seek appropriate acquisitions in both existing and new markets. We therefore look forward to 2003 with confidence.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2002

	2002	
	(unaudited)	(aud
	£'000	
Turnover	551,731	48
Cost of sales	(54,840)	(50
Gross profit	496,891	43
Selling and administrative expenses	(353,211)	(305
Selling and administrative expenses - sponsorship arrangement	(6,000)	
Total selling and administrative expenses	(359,211)	(305
Operating profit	137,680	12
Interest receivable	1,519	
Interest payable and similar charges	(10,045)	(10
Profit on ordinary activities before taxation	129,154	12
Taxation on profit on ordinary activities	(40,038)	(37
Profit on ordinary activities after taxation	89,116	8
Equity minority interest	(41)	
Profit for the financial year	89,075	8
Equity dividends	(19,143)	(5
Amount transferred to reserves	69,932	7
Earnings per share (pence) - basic	6.99p	
Earnings per share (pence) - basic (pre sponsorship arrangement)	7.32p	
Dividend per share (pence)	1.500p	0

Notes:

The sponsorship arrangement relates to a one-off sponsorship payment of £6m for "The Sage Gateshead".

CONSOLIDATED BALANCE SHEET

As at 30 September 2002

	2002	200
	(unaudited)	as adjuste
	£'000	(see note 5
		£'00
Fixed assets		
Intangible	830,908	793,91
Tangible	54,541	51,20
	885,449	845,12
Current assets		
Stocks	2,306	2,30
Debtors	108,219	95,24
Deferred tax asset	28,306	40,78
Cash at bank and in hand	58,795	42,76
	197,626	181,10
Creditors: amounts falling due within one year	(177,010)	(138,828
Net current assets	20,616	42,28
Total assets less current liabilities	906,065	887,40
Creditors: amounts falling due after more than one year	(157,194)	(237,585
Deferred income	(127,019)	(112,809
Equity minority interest	(121)	(62
	621,731	536,94
Capital and reserves		
Called up equity share capital	12,769	12,72
Share premium account	441,859	437,67
Merger reserve	61,111	61,11
Profit and loss account	105,992	25,43
Equity shareholders' funds	621,731	536,94

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2002

2002	2

	(unaudited)	(audit
	£'000	£'
Profit for the financial year	89,075	83,
Translation of foreign currency net investments and related borrowings	12,218	3,
Total recognised gains and losses relating to the year	101,293	87,

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2002

		2002
		(unaudited)
		£'000
Net cash inflow from operating activities		145,178
Returns on investments and servicing of finance		
Interest received		1,520
Interest paid		(9,454)
Issue cost of loans		(180)
Interest element of finance lease rental payments		(3)
Net cash outflow from returns on investments and servicing of finance		(8,117)
Taxation		
Corporation tax paid		(22,645)
Capital expenditure		
Payments to acquire tangible fixed assets		(19,130)
Receipts from sales of tangible fixed assets		468
Net cash outflow from capital expenditure		(18,662)
Acquisitions and disposals		
Purchase of subsidiary undertakings:		
Net cash consideration	- current year acquisitions	(28,185)
	- prior year acquisitions	(19,292)
Net cash outflow from acquisitions and disposals		(47,477)
Equity dividends paid		(5,595)
Cash inflow/(outflow) before financing and management of liquid resources		42,682

Management of liquid resources	
(Increase)/decrease in short term deposits	(1,367)
Financing	
Shares issued	2,604
Movement in loan funding	(29,104)
Repayment of capital element of finance leases	(57)
Net cash (outflow)/ inflow from financing	(26,557)
Increase/(decrease) in cash in the year	14,758

NOTES

1. Analysis of results

	2002		2001	
	Turnover (unaudited)	Operating profit (unaudited)	Turnover (audited)	Operating profit (audited)
	£'000	£'000	£'000	£'000
UK	155,986	57,625	148,839	56,316
France	87,411	24,025	74,970	22,115
Germany/Switzerland	31,420	4,588	30,037	4,496
US	223,285	50,118	203,138	44,486
Interact	53,629	7,324	23,117	148
	551,731	143,680	480,101	127,561
Impact of foreign exchange	-	-	4,036	820
Sponsorship arrangement - The Sage Gateshead	-	(6,000)	-	-
	551,731	137,680	484,137	128,381

Foreign currency results for the year ended 30 September 2001 have been retranslated at current year exchange rates to facilitate the comparison of results.

Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2001	Cash flow	Acquisi-tions	Exchange movement	Other
	£'000	£'000	£'000	£'000	£'000
Net cash at bank	42,754	14,758	-	-	-

and in hand					
Short term deposits	-	1,367	-	(84)	-
Loans due within one year	(7,584)	7,058	(200)	483	(38,833)
Finance leases due within one year	(57)	36	-	-	-
Loans due after more than one year	(226,039)	22,226	-	13,178	38,128
Finance leases due after more than one year	(21)	21	-	-	-
	(190,947)	45,466	(200)	13,577	(705)

Taxation

The taxation charge for the year comprises:

	2002	2001
	£'000	£'000
Current taxation		
UK	20,066	22,303
Overseas	9,902	15,306
	29,968	37,609
Deferred taxation	10,070	-
	40,038	37,609

The unaudited financial information set out above does not constitute the Company's statutory accounts for the year ended 30 September 2002. Statutory accounts for the year ended 30 September 2001 have been delivered to the Registrar of Companies and those for the year ended 30 September 2002 will be delivered in due course. The Group's results for the year ended 30 September 2001 have been extracted from those statutory accounts, subject to any restatement required in connection with the adoption of FRS 19 (see note 5 below). The Auditors' Report on the accounts for the year ended 30 September 2001 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

Financial Reporting Standard No. 19: Deferred Tax (FRS 19) was published by the Accounting Standards Board in December 2000 and applies to accounting periods ending on or after 23 January 2002. Under FRS 19 the Group is required to recognise deferred tax as a liability or asset if transactions or events giving rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Previously the Group

provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Deferred tax unprovided for as at 30 September 2001, and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment. The impact on the profit and loss account for the year ended 30 September 2002 is £10,070,000. There was no impact on the profit and loss account for the year ended 30 September 2001. Shareholders' funds at 30 September 2001 have been reduced by £1,976,000, with £42,416,000 being adjusted to goodwill. As permitted by FRS 19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

The calculation of basic earnings per share is based on earnings of £89.1m (after the costs associated with the sponsorship of The Sage Gateshead) (2001: £83.7m) and on 1,274,526,435 ordinary 1p shares (2001: 1,270,533,875) being the weighted average number of shares in issue during the year.

Subject to shareholders' approval, the final dividend of 1.343 pence per share will be paid on 14 March 2003 to shareholders on the register at the close of business on 21 February 2003.

The annual report and accounts will be posted to shareholders shortly and thereafter copies will be available from the Secretary, The Sage Group plc, Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ.

END

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.78	18

Recent News

More >>

Date	Time	Source	Headline
08/05/2003	08:05	AFXU	STOCKWATCH Sage downgraded to 'neutral' from 'buy' at Merrill Lynch
08/05/2003	07:35	AFXU	*SAGE GROUP CUT TO 'NEUTRAL' FROM 'BUY' BY MERRILL LYNCH IN VALUATION CALL
07/05/2003	14:22	AFXU	ROUNDUP Sage H1 profits up 14 pct
07/05/2003	09:52	AFXU	STOCKWATCH Sage lower amid concerns over Interact unit valuation
07/05/2003	09:08	AFXU	Sage 'comfortable' with FY analyst consensus profit forecasts of 151 mln stg
07/05/2003	08:43	AFXU	*SAGE SAYS 'COMFORTABLE' WITH FY ANALYST PROFIT FORECASTS OF 151 MLN STG
07/05/2003	07:20	AFXU	Sage H1 profit up 14 pct; views 2003 'with confidence' UPDATE

Recent BB Discussi

Date	Time	Source	Headline
09/05/03	14:56	FBB	SAGE ....a "BUY
06/05/03	13:48	FBB	100p – Only debate
08/01/03	21:40	FBB	CAN SAGE make it
19/12/02	18:19	PBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo
04/12/02	08:42	PBB	Traders Thread - Tu
21/11/02	10:51	FBB	SAGE - It says "buy
19/11/02	06:06	FBB	Short time for Sage..



Providing business management software and related prc services to 3 million small and medium sized businesses

Announcements 2003

7th January

Sage acquires Concept Group in France

Acquisition brings treasury and cash management solutions to mid-market customers

The Sage Group plc ("Sage"), a leading provider of accounting and business management solutions for small and medium-sized businesses, has acquired Concept Group in France for £4.7m in cash, with additional deferred payments of up to £1.8m over the next three years, dependent on Concept Group receiving certain royalties on new distribution agreements.

Concept Group, based in Paris, provides treasury, cash management and financial consolidation solutions to small and medium-sized businesses, principally in France. In the year to 31 December 2001 it reported annual turnover of £9.7m.

Its products will be marketed to Sage's existing installed base of French small and medium-sized businesses as a complement to their existing Sage accounting solutions. In addition, the acquired Concept customer base will benefit from the full range of Sage products.

Sage is, in all its markets, expanding its portfolio of complementary products either by acquisition or by in-house product development. Other existing complementary Sage products include fixed assets, human resources, cash flow forecasting, contact management and sales force automation.

Press Enquiries:

The Sage Group Paul Walker, Chief Executive Paul Harrison, Finance Director Phil Branston, Investor Relations	0191 255 3000
Financial Dynamics Giles Sanderson Harriet Keen	020 7831 3113

Latest Anr

11/04/2003 plc - Perioc update and

Latest Fin:

07/05/2003 Report - Sa 14% to £74 year ended

Sage Shar

167.50

Share
Discla

5th June 2003 Terms & Conditions Privacy Policy

RNS Number:2136G
Sage Group PLC
15 January 2003

Sage Group plc ("the Company")

Application has been made to the London Stock Exchange and the UK Listing Authority of the FSA for the Block Listing of 13,200,000 Ordinary shares of 1p each fully paid, ranking pari passu with the existing Ordinary shares, to the Official List.

These shares will be issued to satisfy share options exercised under the following schemes:-

The Sage Group No 2 Executive Share Option Scheme (5,000,000 Ords)

The State of the Art Share Option Plan (500,000 Ords).

The Sage Group Savings Related Share Option Scheme (6,000,000 Ords)

The Sage Group Savings Related Share Option Scheme Ireland (200,000 Ords)

The Sage Group Savings Related Share Option Scheme German Schedule (100,000 Ords)

The Sage Plan D'Epargne Enterprise (400,000 Ords)

The Sage Group 1999 Executive Share Option Scheme (1,000,000 Ords).

This information is provided by RNS
The company news service from the London Stock Exchange

END

LISNKPKQQBKDPDD

Sage Grp.(SGE) | Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.744	1




Trade

RNS Number:9635H
Sage Group PLC
25 February 2003

The Sage Group plc ("the Company")

Notification of Shareholding

The Company received notification today that the Prudential plc and certain of its subsidiary companies have a notifiable interest in 49,675,241 Ordinary shares of 1p each in the Company, representing 3.89% of the total issued share capital.

The shares are registered as follows:

Registered Holder	Holding
Dexia Bank Intl	15,000
M&G (Lombard St) Noms FPE	70,220
MAGIM HSBC GIS Nom (UK) SALI	205,305
MGIM a/c DBL a/c FBFT	306,160
MGIM a/c JPM a/c RG	16,995,646
Prucl t HSBC GIS Nom (UK) a/c PAC	25,152,938
Prucl t HSBC GIS Nom (UK) a/c PPL	5,825,239
Prucl t HSBC GIS Nom (UK) a/c SAL	21,741
Prudential Euro Index Tracker	9,800
Prudential Holborn Pensions	7,000
Prudential UK Index Tracker TS	8,902
Roy Nominees 578079	206,654
Roy Nominees 578052	119,201
Roy Nominees 578141	234,960
Roy Nominees 578192	496,475
TOTAL	49,675,241

END

HOLQELFLXLBXBBV

Sage Grp.(SGE) Cll

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.744	1



Assett Investments Ltd
ALTERNATIVE INVESTMENT SOLUTIONS


Did
to invest in

RNS Number:4637I
Sage Group PLC
07 March 2003

Result of AGM

The Sage Group plc (the "Company")

At the Annual General Meeting of the Company held today all resolutions were duly passed.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

RAGKGGGFDNLGFZM

Sage Grp.(SGE)

Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.744	1

Recent News

Date	Time	Source	Headline
08/05/2003	08:05	AFXU	STOCKWATCH Sage downgraded to 'neutral' from 'buy' at Merrill Lynch
08/05/2003	07:35	AFXU	*SAGE GROUP CUT TO 'NEUTRAL' FROM 'BUY' BY MERRILL LYNCH IN VALUATION CALL
07/05/2003	14:22	AFXU	ROUNDUP Sage H1 profits up 14 pct
07/05/2003	09:52	AFXU	STOCKWATCH Sage lower amid concerns over Interact unit, valuation
07/05/2003	09:08	AFXU	Sage 'comfortable' with FY analyst consensus profit forecasts of 151 mln stg
07/05/2003	08:43	AFXU	*SAGE SAYS 'COMFORTABLE' WITH FY ANALYST PROFIT FORECASTS OF 151 MLN STG
07/05/2003	07:20	AFXU	Sage H1 profit up 14 pct; views 2003 'with confidence' UPDATE

More >>

Recent BB Discussi

Date	Time	Source	Headline
09/05/03	14:55	FBB	SAGE ....a "BUY
08/05/03	13:48	FBB	100p -- Only debate
08/01/03	21:40	FBB	CAN SAGE make it
19/12/02	18:19	PBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo
04/12/02	08:42	PBB	Traders Thread - Tu
21/11/02	10:51	FBB	SAGE - It says "buy
19/11/02	08:06	FBB	Short time for Sage...



RNS Number:9555I
Sage Group PLC
19 March 2003

The Sage Group plc ("the Company")

DIRECTORS' DEALINGS

The Company was informed today that Graham Wylie, a director of the Company, sold 4,971,970 Ordinary shares of 1p each in the Company at a price of 142.89p per share on 19 March 2003.

Following this sale Mr Wylie retains an interest in 108,500,000 shares in the Company, representing 8.5% of the total shares in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEKLFFXXBEBBK

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.88	20.744	1

Recent News

Date	Time	Source	Headline
08/05/2003	08:05	AFXU	STOCKWATCH Sage downgraded to 'neutral' from 'buy' at Merrill Lynch
08/05/2003	07:35	AFXU	*SAGE GROUP CUT TO 'NEUTRAL' FROM 'BUY' BY MERRILL LYNCH IN VALUATION CALL
07/05/2003	14:22	AFXU	ROUNDUP Sage H1 profits up 14 pct
07/05/2003	09:52	AFXU	STOCKWATCH Sage lower amid concerns over Interact unit valuation
07/05/2003	09:08	AFXU	Sage 'comfortable' with FY analyst consensus profit forecasts of 151 mln stg
07/05/2003	08:43	AFXU	*SAGE SAYS 'COMFORTABLE' WITH FY ANALYST PROFIT FORECASTS OF 151 MLN STG
07/05/2003	07:20	AFXU	Sage H1 profit up 14 pct; views 2003 'with confidence' UPDATE

More >>

Recent BB Discussi

Date	Time	Source	Headline
09/05/03	14:55	FBB	SAGE a "BUY
06/05/03	13:48	FBB	100p – Only debate
08/01/03	21:40	FBB	CAN SAGE make it
19/12/02	18:19	PBB	SAGE next years Ch
08/12/02	23:09	FBB	Sage cooking the bo
04/12/02	08:42	PBB	Traders Thread - Tu
21/11/02	10:51	FBB	SAGE - It says "buy
19/11/02	08:06	FBB	Short time for Sage



21 March 2003: embargoed for 7.00am

The Sage Group plc

Notification of interim results date and period-end trading update

The Sage Group plc ("Sage") will be announcing its interim results for the six months to 31 March 2003 on Wednesday 7 May 2003.

Sage will announce a period-end trading update for the six months to 31 March 2003 on Friday 11 April 2003. Sage intends to provide such period-end updates on trading shortly after the end of its half-year and full-year periods.

Ends

END

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.744	1

Recent News

Date	Time	Source	Headline
08/05/2003	08:05	AFXU	STOCKWATCH Sage downgraded to 'neutral' from 'buy' at Merrill Lynch
08/05/2003	07:35	AFXU	*SAGE GROUP CUT TO 'NEUTRAL' FROM 'BUY' BY MERRILL LYNCH IN VALUATION CALL
07/05/2003	14:22	AFXU	ROUNDUP Sage H1 profits up 14 pct
07/05/2003	09:52	AFXU	STOCKWATCH Sage lower amid concerns over Interact unit, valuation
07/05/2003	09:08	AFXU	Sage 'comfortable' with FY analyst consensus profit forecasts of 151 mln stg
07/05/2003	08:43	AFXU	*SAGE SAYS 'COMFORTABLE' WITH FY ANALYST PROFIT FORECASTS OF 151 MLN STG
07/05/2003	07:20	AFXU	Sage H1 profit up 14 pct; views 2003 'with confidence' UPDATE

More >>

Recent BB Discussi

Date	Time	Source	Headline
09/05/03	14:55	FBB	SAGE ______ a "BUY
06/06/03	13:48	FBB	100p -- Only debate
08/01/03	21:40	FBB	CAN SAGE make it
19/12/02	18:19	PBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo
04/12/02	08:42	PBB	Traders Thread - Tu
21/11/02	10:51	FBB	SAGE - It says "buy
19/11/02	09:06	FBB	Short time for Sage...



Trade

RNS Number:2771J
Sage Group PLC
27 March 2003

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   THE SAGE GROUP PLC

2. NAME OF SCHEME:

   THE SAGE GROUP 1999 EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 1,000,000 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 1,000,000 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,000,000 ORDINARY SHARES OF 1P EACH - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE SAGE GROUP PLC

2. NAME OF SCHEME:

THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME (IRELAND)

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 200,000 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 200,000 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 200,000 ORD SHARES OF 1P EACH - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3056

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE SAGE GROUP PLC

2. NAME OF SCHEME:

THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME (GERMAN SCHEDULE)

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 100,000 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 100,000 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 100,000 ORD SHARES OF 1P EACH - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE SAGE GROUP PLC

2. NAME OF SCHEME:

THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 4,556,802 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 4,556,802 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,000,000 ORD SHARES OF 1P

EACH - 23.2.2000 & 6,000,000
ORD SHARES OF 1P EACH -
17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

   THE SAGE GROUP PLC

2. NAME OF SCHEME:

   THE SAGE GROUP (NO.2) EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 5,110,779 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 5,110,779 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: 900,000 ORD SHARES OF 1P EACH - 23.2.2003, 5,000,000 ORD SHARES OF 1P EACH - 12.12.2000 & 5,000,000 ORD SHARES OF 1P EACH - 17.1.2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE SAGE GROUP PLC

2. NAME OF SCHEME:

THE STATE OF THE ART STOCK OPTION PLAN

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 515,472 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 515,472 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 100,000 ORD SHARES OF 1P EACH - 23.2.2000, 500,000 ORD SHARES OF 1P EACH - 12.4.2000 & 500,000 ORD SHARES OF 1P EACH - 17.01.2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE SAGE GROUP PLC

2. NAME OF SCHEME:

BEST PROGRAMS INC. 1992 STOCK OPTION PLAN & BEST SOFTWARE INC. 1997 STOCK INCENTIVE PLAN

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 987,380 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 987,380 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,000,000 ORD SHARES OF 1P EACH - 12.12.2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3058

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE SAGE GROUP PLC

2. NAME OF SCHEME:

THE SAGE PLAN D'EPARGNE ENTERPRISE

3. PERIOD OF RETURN: FROM: TO: 25TH MARCH 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY)

NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 375,572 ORDINARY SHARES OF 1P EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: -

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 375,572 ORDINARY SHARES OF 1P EACH

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 400,000 ORD SHARES OF 1P EACH - 17.1.2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

1,275,863,779

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 255 3058

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRUBSRROKROUAR

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.744	1



Embargoed for 7.00am Friday 11 April 2003

The Sage Group plc

Period-end trading update and Board change

Results (unaudited) for the half-year ended 31 March 2003 in line with expectations

Following completion of the half-year ended 31 March 2003, and as announced on 21 March, the Sage Group plc ("Sage") is providing an update on its trading performance.

Group profit before tax for the period was approximately £74m, in line with market expectations. Pre-tax profit growth on the prior year period was approximately 14%.

Group revenues were approximately £282m, also in line with market expectations. Revenue growth on the prior year period at constant exchange rates was approximately 4%.*

UK

Revenue growth of approximately 5% was generated largely from the continued strong performance of the SME business, but also from a stabilisation of revenue in the mid-market "enterprise" division.

Operating margins rose to approximately 40% from the prior year period's 36%.

Mainland Europe

Underlying market conditions were more challenging than in the equivalent period last year, which had also benefited from the introduction of the Euro. Consequently, revenues were approximately 1% below the prior year period.* However, revenues were higher than in the second half of 2002.

As a result of lower revenues, operating margins were lower than the 26% achieved in the prior year period, but were maintained at similar levels to the second half of 2002.

US

Overall revenues grew by approximately 7%.* The entry-level accounting software business continued to perform well. The mid-market accounting software businesses, despite challenging market conditions, maintained revenues at similar levels to the prior year period.

CRM revenues grew approximately 21%, led by the ACT! contact management product, and with SalesLogix also growing.

US operating margins (including CRM) showed significant growth over the prior year period's 19%.

Board change

Graham Wylie, one of the founders of Sage, and Managing Director of UK operations, has decided to retire from his current role, and from the Board, with effect from 31 May 2003 after 22 years of service. The Board would like to

acknowledge Graham's considerable contribution to the business and wish him well. The Board is pleased to announce that Paul Stobart will move from his current role in Sage Group to become Managing Director of the UK business. Paul has been with the Group, and a member of the Board, since 1996.

Chairman Michael Jackson commented: "The Board would like to thank Graham Wylie for his substantial contribution to Sage's success over the past 22 years, and particularly for his strong leadership of the UK business, which is well-placed for continuing growth."

A conference call for analysts is being held today to discuss this announcement. No further new material information will be discussed during the call. Full details on the Group's financial performance for the half-year ended 31 March 2003 will be given in Sage's interim results announcement on 7 May 2003.

*Revenue comparisons are at constant exchange rates based on the period ended 31 March 2003

Enquiries

The Sage Group 0191 255 3055

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Financial Dynamics 020 7831 3113

Harriet Keen

Emma Rutherford

END

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	551.731	129.154	6.99	20.744	1

Recent News

Date	Time	Source	Headline
08/05/2003	08:05	AFXU	STOCKWATCH Sage downgraded to 'neutral' from 'buy' at Merrill Lynch
08/05/2003	07:35	AFXU	*SAGE GROUP CUT TO 'NEUTRAL' FROM 'BUY' BY MERRILL LYNCH IN VALUATION CALL
07/05/2003	14:22	AFXU	ROUNDUP Sage H1 profits up 14 pct
07/05/2003	09:52	AFXU	STOCKWATCH Sage lower amid concerns over Interact unit, valuation

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Date	Time	Source	Headline
09/05/03	14:55	FBB	SAGE a "BUY
06/05/03	13:48	FBB	100p – Only debate
08/01/03	21:40	FBB	CAN SAGE make it
19/12/02	18:19	PBB	SAGE next years Ch
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04/12/02	08:42	PBB	Traders Thread - Tu

FOR IMMEDIATE
RELEASE
7 May 2003

SAGE PRE-TAX PROFIT UP 14% TO £74.3 MILLION FOR HALF-YEAR ENDED 31 MARCH 2003

The Sage Group plc ("Sage"), a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises ("SMEs"), announces its unaudited results for the half-year ended 31 March 2003.

Highlights

Turnover increased by 4%* to £282.1m (2002: £270.1m*)

Pre-tax profit increased 14% to £74.3m (2002: £65.1m)

Earnings per share up 14% to 4.02p (2002: 3.53p)

US operating profit increased by 30%* to £30.5m (2002: £23.5m)

UK operating margins increased to 40% (2002: 36%)

Operating cash flow up 21% to £100.6m (2002: £82.9m)

115,000 new customers added in the period, bringing the total to 3.1m customers (2002: 2.9m), excluding Interact

Geographical analysis*

	2003		2002	
£m	Turnover	Operating profit	Turnover	Operating profit
UK	80.2	31.7	76.7	27.4
Mainland Europe	66.2	14.8	67.2	17.4
US	135.7	30.6	126.2	23.5
	282.1	77.1	270.1	68.3
Impact of foreign exchange*	-	-	9.7	1.5
	282.1	77.1	279.8	69.8

Chairman, Michael Jackson, commented: "These results again demonstrate the resilience of our business, and our ability to generate growth. Our key asset is our large and growing customer base of over 3 million SMEs to which we are able to sell an expanding portfolio of products and services. This enables us to continue to develop the business both organically and by acquisition.

Whilst we have seen no improvement in market conditions, our business progressed well in the first half. We achieved strong results in the UK and the US and, whilst Europe was weaker, we see some encouraging signs there. We

therefore continue to view 2003 with confidence."

*Foreign currency results for the period ended 31 March 2002 have been retranslated at current period exchange rates to facilitate comparison of certain of the results within this release.

Enquiries:

The Sage Group plc 0191 255 3000	Financial Dynamics 020 7831 3113
Paul Walker, Chief Executive	Giles Sanderson
Paul Harrison, Finance Director	Harriet Keen
Phil Branston, Investor Relations	Emma Rutherford

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

Introduction

We are pleased to announce a strong performance in the period with turnover increasing by 4%* and pre-tax profit increasing by 14%. With no improvement in market conditions during the period, these results reflect further progress in our strategy of generating more revenues from our large and growing customer base of 3.1m small and medium-sized enterprises ("SMEs").

Our services revenues grew by 6%* to £168.8m (2002: £158.6m*), representing 60% of revenues (2002: 59%), and generated a significant portion of our revenue growth. Support contract revenues continue to be the key part of this growth.

Software licence revenues grew 2%* to £113.3m (2002: £111.5m*) and provided the remaining 40% of revenues (2002: 41%). £60.6m of revenue came from the sale of software to 115,000 first-time customers (2002: £63.6m*). We sold software upgrades to a further 197,000 existing customers, generating revenues of £39.3m (2002: £35.3m*). The sale of more sophisticated software solutions (up-selling) and of a broader range of solutions (cross-selling) to 26,000 customers, contributed £12.3m (2002: £11.4m*), representing a rising proportion of software revenues.

We continue to progress our strategy of selling industry-specific ("vertical") solutions to our customers. At the entry-level we have released versions of our core software suitable for those small businesses seeking industry-specific features for the first time. In the mid-market we have continued to bring to market accounting solutions tailored to industry-specific needs, through product development, close co-operation with channel partners, and acquisition.

All of the Group's businesses continue to focus on cost-efficient installed base marketing and on effectively managing costs. As a result, the increase in revenue translated into higher profits.

We continue to monitor closely the competitive landscape and have seen no change in the period. Our commitment to constant product improvement, effective channel management and high standards of locally-based customer service and support remain significant differentiating factors.

Financial Overview

In the six months to 31 March 2003, we increased turnover by 4%* to £282.1m (2002: £270.1m*). Operating profit rose by 13%* to £77.1m (2002: £68.3m*), and

pre-tax profit improved 14% to £74.3m (£65.1m). Earnings per share increased 14% to 4.02p (2002: 3.53p).

The movement in exchange rates had a significant translational impact on results for the period. The 11% decline in the US dollar against sterling, compared to the prior year period, impacted the 48% of Group revenues originated in dollars. This was only partially offset by a 6% appreciation of the Euro. On an unadjusted basis, turnover grew 1% and operating profit increased by 10%.

The interim dividend is being raised to 0.555p per share (2002: 0.157p). This increase reflects the rebasing of the dividend announced with our results for the year ended 30 September 2002. This dividend is covered 7 times by earnings per share. The dividend will be payable on 13 June 2003 to shareholders on the register at close of business on 16 May 2003.

The Group's strong earnings, recurring revenues and effective cash management created significant growth in cash flow. Operating profit of £77.1m generated operating cash flow of £100.6m. At 31 March 2003 the Group had net debt of £ 93.1m (2002: £163.7m) with net interest covered 27 times by operating profit.

Operational Review

UK

The UK business grew revenues by 5%, adding 23,000 new customers in the period and growing support and upgrade revenues. Whilst market conditions were substantially unchanged during the period, the SME Division delivered growth through the sale of services and software upgrades. In the Enterprise Division, revenues stabilised at the level of the second half of 2002.

The operating margin rose to 40% (2002: 36%). This reflects the benefits of last year's reorganisation of the Enterprise Division, and revenue growth in the SME division.

Mainland Europe

In difficult market conditions our Mainland European revenues were 1%* below the prior period. Two factors impacted performance. Firstly, the prior period benefited from revenues associated with full Euro adoption. Secondly, economic conditions in the period were depressed. These factors offset progress made in service activities and in up-selling and cross-selling initiatives.

In the French business, revenues were 6%* below the prior year period and, as a consequence, margins fell to 25% (2002: 29%).

In January 2003 we acquired Concept Group. This business provides treasury management and consolidation software products for SMEs. This acquisition contributed revenues of £2.0m in the period and made an operating profit of £ 0.1m. Now integrated into the French business, this acquisition will provide stimulus to cross-selling initiatives.

Our German and Swiss businesses grew revenues by 10%* with the benefit of a full period's contribution from Gandke & Schubert acquired in April 2002. At the end of the period we concluded the acquisition of Primus, which strengthened our position in the vertical "tradesmen's" market. Operating margins in Germany and Switzerland were maintained at 17%.

US

Our US business (including Interact) delivered a strong financial performance with revenue growth of 8%* and operating profit growth of 30%*. Operating margins rose to 23% (2002: 19%), benefiting from a more unified installed base focus and expense control across a range of activities.

Our US accounting business grew revenues 4%* and operating profit by 21%* returning an operating margin of 24% (2002: 21%).

Underlying this performance we saw continued strength at the entry-level with the core Peachtree product maintaining its strong market position, attracting 45,000 new customers in the period, and growing revenues by 11%.

In the mid-market, despite customers continuing to defer software purchase decisions, software sales to first-time customers have been maintained at prior year levels, and we have continued to apply up-selling and cross-selling strategies. In the Accounting business 22% of new licence revenues came from up-selling whilst in the Speciality Products business, 13% of new licence revenues came from cross-selling.

The Non-profit and Government Division performed well, growing revenues and profits and acquiring a specialist product for charities.

The CRM business, Interact, continued its progress since acquisition with revenue growth of 21%* to £28.4m (2002: £23.5m*) producing an operating profit of £4.3m (2002: £1.9m*) at an operating margin of 15% (2002: 8%). Growth at Interact has resulted in large part from installed base initiatives. The ACT! product upgrade released in August 2002 has provided an ongoing revenue and profit stream whilst the provision of support to Interact's large customer base continues to gather momentum. The international business, representing 19% of Interact's revenues, reported a profit for the first time following its restructuring in 2002.

After the period end our US operations announced a re-organisation of the business into two divisions - the Small Business Division (incorporating Peachtree and ACT!) and the Mid-market Division (containing our accounting, fixed assets, HR, SalesLogix and Non-Profit product offerings for mid-market customers). The new structure, effective 1 October 2003, will help to ensure that we present one cohesive face to our customers and partners, and that we operate in a more efficient manner. There will be no significant costs arising out of this re-organisation.

Board Ch ange

Graham Wylie, one of the founders of Sage, and Managing Director of the UK business, has decided to retire from his current role, and from the Board, with effect from 31 May 2003 after 22 years of service. The Board would like to acknowledge Graham's considerable contribution to the business and wish him well. The Board is pleased to announce that Paul Stobart will move from his current role in Sage Group to become Managing Director of the UK business. Paul has been with the Group, and a member of the Board, since 1996.

Outlook

These results again demonstrate the resilience of our business, and our ability to generate growth. Our key asset is our large and growing customer base of over 3 million SMEs to which we are able to sell an expanding portfolio of products and services. This enables us to continue to develop the business both organically and by acquisition.

Whilst we have seen no improvement in market conditions, our business progressed well in the first half. We achieved strong results in the UK and the US and whilst Europe was weaker, we see some encouraging signs there. We therefore continue to view 2003 with confidence.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 March 2003

Six months		Year end
ended 31 March		30 Septemb
2003	2002	20

	(Unaudited)		(Audite
	£'000	£'000	£'0
Turnover	282,056	279,821	551,7
Operating profit	77,094	69,817	137,6
Net interest payable	(2,835)	(4,671)	(8,52
Profit on ordinary activities before taxation	74,259	65,146	129,1
Taxation on profit on ordinary activities	(23,020)	(20,195)	(40,03
Profit on ordinary activities after taxation	51.239	44.951	89,1
Equity minority interest	-	(52)	(4
Profit for the financial period	51,239	44,899	89,0
Equity dividends	(7,102)	(2,033)	(19,14
Amount transferred to reserves	44,137	42,866	69,9
Earnings per share (pence) .basic	4.017p	3.525p	6.990
Earnings per share (pence) .diluted	4.001p	3.500p	6.960
Dividend per share (pence)	0.555p	0.157p	1.50

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 31 March 2003

	Six months ended		Year ende
	31 March		3 Septembe
	2003	2002	200
	(Unaudited)		(Audited
	£'000	£'000	£'00
Profit for the financial period	51,239	44,899	89,07
Translation of foreign currency net investments and related borrowings	1,494	(8,534)	12,23
Total recognised gains and losses relating to the period	52,733	36,365	101,30

CONSOLIDATED BALANCE SHEET

As at 31 March 2003

	31 March	30 September
	2003	2002
	(Unaudited)	(Audited)

	£'000	£'000
Fixed assets		
Intangible	847,651	830,908
Tangible	64,795	54,541
	912,446	885,449
Current assets		
Stocks	2,548	2,306
Debtors	117,259	108,219
Deferred tax asset	22,566	28,306
Cash at bank and in hand	78,242	58,795
	220,615	197,626
Creditors: amounts falling due within one year	(180,056)	(177,010)
Net current assets	40,559	20,616
Total assets less current liabilities	953,005	906,065
Creditors: amounts falling due after more than one year	(134,147)	(157,194)
Deferred income	(151,129)	(127,019)
Equity minority interest	(121)	(121)
	667,608	621,731
Capital and reserves		
Called up equity share capital	12,759	12,755
Share premium account	442,244	441,859
Merger reserve	61,111	61,111
Profit and loss account	151,494	106,006
Equity shareholders' funds	667,608	621,731

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2003

	Six months ended 31 March		Y en Septem
	2003	2002	2
	(Unaudited)		(Audit
	£'000	£'000	£'
Net cash inflow from operating activities	100,615	82,925	145,

Returns on investments and servicing of finance			
Interest received	546	715	1,
Interest paid	(2,885)	(4,778)	(9,4
Issue cost of loans	-	(180)	(1
Interest element of finance lease rental payments	-	(2)	
Net cash outflow from returns on investments and servicing of finance	(2,339)	(4,245)	(8,1
Taxation			
Corporation tax paid	(11,987)	(11,842)	(22,6
Capital expenditure			
Payments to acquire tangible fixed assets	(14,127)	(8,523)	(19,1
Receipts from sales of tangible fixed assets	137	187	
Net cash outflow from capital expenditure	(13,990)	(8,336)	(18,6
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration - current year acquisitions	(12,144)	(13,838)	(28,1
- prior year acquisitions	(3,917)	(7,981)	(19,2
Net cash outflow from acquisitions and disposals	(16,061)	(21,819)	(47,4
Equity dividends paid	(17,150)	(3,615)	(5,5
Cash inflow before financing and management of liquid resources	39,088	33,068	42,
Management of liquid resources			
Increase in short term deposits	(92)	(38,910)	(1,3
Financing			
Shares issued	238	2,121	2,
Movement in loan funding	(19,861)	16,981	(29,1
Repayment of capital element of finance leases	(21)	(36)	(
Net cash (outflow)/inflow from financing	(19,644)	19,066	(26,5
Increase in cash in the period	19,352	13,224	14,

NOTES

1. Analysis of results

Six months ended Year ended

	31 March 2003	31 March 2002*	30 September 2002
	(Unaudited)		(Audited)
	£'000	£'000	£'000
Turnover			
UK	80,190	76,734	155,986
France	46,911	49,710	87,411
Germany/Switzerland	19,252	17,449	31,420
US	107,316	102,719	223,285
Interact	28,387	23,460	53,629
	282,056	270,072	551,731
Impact of foreign exchange	-	9,749	-
Total	282,056	279,821	551,731
Operating profit			
UK	31,685	27,449	57,625
France	11,576	14,429	24,025
Germany/Switzerland	3,276	2,931	4,588
US	26,234	21,598	50,118
Interact	4,323	1,868	7,324
	77,094	68,275	143,680
Impact of foreign exchange	-	1,542	-
Sponsorship arrangement - The Sage Gateshead	-	-	(6,000)
Total	77,094	69,817	137,680

2. Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2002	Cash flow	Exchange movement / other	At 31 March 2003
	(Audited)			(Unaudited)
	£'000	£'000	£'000	£'000
Net cash at bank and in hand	57,512	19,352	-	76,864
Short term deposits	1,283	92	3	1,378

Loans due within one year	(39,076)	31,593	(31,594)	(39,077)
Finance leases due within one year	(21)	21	-	-
Loans due after more than one year	(152,507)	(11,732)	31,975	(132,264)
	(132,809)	39,326	384	(93,099)

3. Taxation

The taxation charge for the period comprises:

	Six months ended		Year ended
		31 March	30 September
	2003	2002	2002
	(Unaudited)		(Audited)
	£'000	£'000	£'000
UK taxation	11,205	9,585	20,194
Overseas taxation	11,815	10,610	19,844
	23,020	20,195	40,038

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the period ended 31 March 2003. The accounting policies used as a basis for this interim results announcement are consistent with the Company's statutory accounts for the year ended 30 September 2002, which have been delivered to the Registrar of Companies. The Group results for the year ended 30 September 2002 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2002 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2003 will be delivered in due course.

5. The calculation of basic earnings per ordinary share is based on earnings of £51,239,000 (2002: £44,899,000) being the profit for the period, and on 1,275,648,166 ordinary 1p shares (2002: 1,273,689,033) being the weighted average number of ordinary shares in issue during the period. The diluted earnings per ordinary share is based on profit for the period of £ 51,239,000 (2002: £44,899,000) and on 1,280,526,175 ordinary 1p shares (2002: 1,282,710,783).

6. The interim dividend of 0.555 pence per share will be paid on 13 June 2003 to shareholders on the register at the close of business on 16 May 2003.

END

RNS Number:0343L
Sage Group PLC
13 May 2003

13 May 2003

The Sage Group plc (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has been informed that on 13 May 2003 Guy Berruyer, a director of the Company, exercised options over 200,000 Ordinary shares of 1p each in the Company at an exercise price of 81.1p per share, under the terms of The Sage Group (No.2) Executive Share Option Scheme.

On 13 May 2003 Mr Berruyer subsequently sold 200,000 Ordinary shares of 1p each at a price of 146.31p per share.

Additionally, the Company has been informed that the following directors sold Ordinary shares of 1p each on 13 May 2003.

Director	No. of Shares Sold	Price per share
Paul Harrison	11,041	146.31p
	2,669 *	145.01p
Michael Jackson	29,250	146.31p

* Sale of ISA shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Tuesday, 13 May 2003 14:20:49
RNS [nRNSM0343L]

NS Number:8627L
age Group PLC
3 June 2003

he Sage Group plc (the "Company")

ISCLOSURE OF INTEREST IN SHARES

The Company was informed on 2 June 2003 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 189,698,507 Ordinary shares of 1p each, representing 14.86% of the total shares in issue.

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Tuesday, 3 June 2003 14:11:51
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RNS Number:2181M
Sage Group PLC
11 June 2003

The Sage Group plc (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company was informed on 10 June 2003 that Kevin Howe, a director of the Company, sold 300,000 Ordinary shares of 1p each in the Company, at a price Of 174p per share, on 10 June 2003.

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Wednesday, 11 June 2003 16:41:53
RNS [nRNSK2181M]

RNS Number:2671M
Sage Group PLC
12 June 2003

The Sage Group plc (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has been informed today that the following director of the Company
has exercised options on 11 June 2003 under the terms of The Sage Group (No.2)
Executive Share Option Scheme and subsequently sold the resulting Ordinary
shares of 1p each in the Company on 12 June 2003.

Name of Director	No. of Options Exercised/Sold	Exercise Price	Sale Price
Paul Walker	2,500,000	9.96p	173.46p

These options had an expiry date of 16 December 2003, being the tenth anniversary of their grant.

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Thursday, 12 June 2003 15:18:55
RNS [nRNSL2671M]